    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 1997
                                                    REGISTRATION NO. 333-30775
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              --------------------

                                  FORM N-14

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [X]

                      PRE-EFFECTIVE AMENDMENT NO. 2                        [X]

                      POST-EFFECTIVE AMENDMENT NO.                         [ ]

                              --------------------

                            DEAN WITTER TAX-EXEMPT
                               SECURITIES TRUST
              (Exact Name of Registrant as Specified in Charter)

               TWO WORLD TRADE CENTER, NEW YORK, NEW YORK 10048
                   (Address of Principal Executive Offices)

                                 212-392-2550
                       (Registrant's Telephone Number)

                               BARRY FINK, ESQ.
                            TWO WORLD TRADE CENTER
                           NEW YORK, NEW YORK 10048
                   (Name and Address of Agent for Service)

                              --------------------

                                   COPY TO:
                           STUART M. STRAUSS, ESQ.
                 GORDON ALTMAN BUTOWSKY WEITZEN SHALOV & WEIN
                             114 WEST 47TH STREET
                           NEW YORK, NEW YORK 10036

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                   The Exhibit Index is located on page [ ]

No filing fee is due because the Registrant has previously registered an indefinite number of shares pursuant to Section (a)(1) of Rule 24f-2 under the Investment Company Act of 1940, as amended. The Registrant filed the Rule 24f-2 Notice, for its fiscal year ended December 31, 1996, with the Securities and Exchange Commission on February 5, 1997.

Pursuant to Rule 429, this Registration Statement relates to shares previously registered by the Registrant on Form N-1A (Registration Nos. 2-66268; 811-2979).

===============================================================================

                                  FORM N-14
                   DEAN WITTER TAX-EXEMPT SECURITIES TRUST
                            CROSS REFERENCE SHEET
           PURSUANT TO RULE 481(A) UNDER THE SECURITIES ACT OF 1933

PART A OF FORM N-14
ITEM NO.                PROXY STATEMENT AND PROSPECTUS HEADING
----------------------- ---------------------------------------------------------------------------------
         1(a)           Cross Reference Sheet
          (b)           Front Cover Page
          (c)           *
         2(a)           *
          (b)           Table of Contents
         3(a)           Fee Table
          (b)           Synopsis
          (c)           Principal Risk Factors
         4(a)           The Reorganization
          (b)           The Reorganization--Capitalization Table (Unaudited)
         5(a)           Registrant's Prospectus
          (b)           *
          (c)           *
          (d)           *
          (e)           Available Information
          (f)           Available Information
         6(a)           Prospectus of Dean Witter National Municipal Trust
          (b)           Available Information
          (c)           *
          (d)           *
         7(a)           Introduction--Proxies
          (b)           *
          (c)           Introduction; The Reorganization--Appraisal Rights
         8(a)           The Reorganization
          (b)           *
         9              *

PART B OF FORM N-14
ITEM NO.                STATEMENT OF ADDITIONAL INFORMATION HEADING
----------------------- ---------------------------------------------------------------------------------
        10(a)           Cover Page
          (b)           *
        11              Table of Contents
        12(a)           Additional Information about Dean Witter Tax-Exempt Securities Trust
          (b)           *
          (c)           *
        13(a)           Additional Information about Dean Witter National Municipal Trust
          (b)           *
          (c)           *
        14              Registrant's Annual Report for the fiscal year ended December 31, 1996 and
                        Registrant's Semi-Annual Report for the six month period ended June 30,
                        1997; Dean Witter National Municipal Trust's Annual Report for the fiscal year ended September 30, 1996 and the succeeding Semi-Annual Report for the six months ended March 31, 1997.

PART C OF FORM N-14
ITEM NO.                OTHER INFORMATION HEADING
----------------------- ---------------------------------------------------------------------------------
        15              Indemnification
        16              Exhibits
        17              Undertakings

------------
* Not Applicable or negative answer

                     DEAN WITTER NATIONAL MUNICIPAL TRUST
                            TWO WORLD TRADE CENTER
                           NEW YORK, NEW YORK 10048
                                (212) 392-2550

                  NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD OCTOBER 21, 1997

TO THE SHAREHOLDERS OF DEAN WITTER NATIONAL MUNICIPAL TRUST:


   Notice is hereby given of a Special Meeting of the Shareholders of Dean Witter National Municipal Trust ("National Municipal") to be held at the Conference Room, 44th Floor, Two World Trade Center, New York, New York 10048, at 9:00 A.M., New York time, on October 24, 1997, and any adjournments thereof (the "Meeting"), for the following purposes:


   1. To consider and vote upon an Agreement and Plan of Reorganization, dated June 30, 1997 (the "Reorganization Agreement"), between National Municipal and Dean Witter Tax-Exempt Securities Trust ("Tax-Exempt"), pursuant to which substantially all of the assets of National Municipal would be combined with those of Tax-Exempt and shareholders of National Municipal would become shareholders of Tax-Exempt receiving Class B shares of Tax-Exempt with a value equal to the value of their holdings in National Municipal (the "Reorganization"); and

   2. To act upon such other matters as may properly come before the Meeting.

   The Reorganization is more fully described in the accompanying Proxy Statement and Prospectus and a copy of the Reorganization Agreement is attached as Exhibit A thereto. Shareholders of record at the close of
business on   , 1997 are entitled to notice of, and to vote at, the Meeting.
Please read the Proxy Statement and Prospectus carefully before telling us, through your proxy or in person, how you wish your shares to be voted. The Board of Trustees of National Municipal recommends you vote in favor of the Reorganization. WE URGE YOU TO SIGN, DATE AND MAIL THE ENCLOSED PROXY PROMPTLY.

                                          By Order of the Board of Trustees,



                                          Barry Fink,
                                          Secretary
August   , 1997

-------------------------------------------------------------------------------
  YOU CAN HELP AVOID THE NECESSITY AND EXPENSE OF SENDING FOLLOW-UP LETTERS
  TO ENSURE A QUORUM BY PROMPTLY RETURNING THE ENCLOSED PROXY. IF YOU ARE UNABLE TO BE PRESENT IN PERSON, PLEASE FILL IN, SIGN AND RETURN THE
  ENCLOSED PROXY IN ORDER THAT THE NECESSARY QUORUM BE REPRESENTED AT THE MEETING. THE ENCLOSED ENVELOPE REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.
-------------------------------------------------------------------------------

                   DEAN WITTER TAX-EXEMPT SECURITIES TRUST
               TWO WORLD TRADE CENTER, NEW YORK, NEW YORK 10048
                                (212) 392-2550

                         ACQUISITION OF THE ASSETS OF
                     DEAN WITTER NATIONAL MUNICIPAL TRUST

                       BY AND IN EXCHANGE FOR SHARES OF
                   DEAN WITTER TAX-EXEMPT SECURITIES TRUST

   This Proxy Statement and Prospectus is being furnished to shareholders of Dean Witter National Municipal Trust ("National Municipal") in connection with an Agreement and Plan of Reorganization, dated June 30, 1997 (the "Reorganization Agreement"), pursuant to which substantially all the assets of National Municipal will be combined with those of Dean Witter Tax-Exempt Securities Trust ("Tax-Exempt") in exchange for shares of Tax-Exempt. As a result of this transaction, shareholders of National Municipal will become shareholders of Tax-Exempt and will receive Class B shares of Tax-Exempt with a value equal to the value of their holdings in National Municipal. The terms and conditions of this transaction are more fully described in this Proxy Statement and Prospectus and in the Reorganization Agreement between National Municipal and Tax-Exempt, attached hereto as Exhibit A. The address of National Municipal is that of Tax-Exempt set forth above. This Proxy Statement also constitutes a Prospectus of Tax-Exempt, which is dated, August
  , 1997, filed by Tax-Exempt with the Securities and Exchange Commission (the "Commission") as part of its Registration Statement on Form N-14 (the "Registration Statement").

   Tax-Exempt is an open-end, diversified management investment company whose investment objective is to provide a high level of current income exempt from federal income tax, consistent with the preservation of capital. Tax-Exempt seeks to achieve its investment objective by investing principally in investment grade, tax-exempt fixed-income securities (see
"Synopsis--Comparison of National Municipal and Tax-Exempt").

   This Proxy Statement and Prospectus sets forth concisely information about Tax-Exempt that shareholders of National Municipal should know before voting on the Reorganization Agreement. A copy of the Prospectus for Tax-Exempt, dated July 28, 1997, is attached as Exhibit B and is incorporated herein by reference. Also enclosed and incorporated herein by reference is Tax-Exempt's Annual Report for the fiscal year ended December 31, 1996 and the succeeding Semi-Annual Report for the six months ended June 30, 1997. A Statement of Additional Information relating to the Reorganization, described in this
Proxy Statement and Prospectus (the "Additional Statement"), dated August   ,
1997, has been filed with the Commission and is also incorporated herein by reference. Also incorporated herein by reference are National Municipal's Prospectus dated November 26, 1996, and National Municipal's Annual Report for its fiscal year ended September 30, 1996 and the succeeding Semi-Annual Report for the six months ended March 31, 1997. Such documents are available without charge by calling (212) 392-2550 or (800) 526-3143 (TOLL FREE).

Investors are advised to read and retain this Proxy Statement and Prospectus for future reference.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This Proxy Statement and Prospectus is dated August   , 1997.

                              TABLE OF CONTENTS
                        PROXY STATEMENT AND PROSPECTUS

                                                                                                  PAGE
                                                                                               --------
INTRODUCTION...................................................................................     1
  General......................................................................................     1
  Record Date; Share Information...............................................................     1
  Proxies......................................................................................     2
  Expenses of Solicitation.....................................................................     2
  Vote Required................................................................................     3
SYNOPSIS.......................................................................................     4
  The Reorganization...........................................................................     4
  Fee Table....................................................................................     4
  Tax Consequences of the Reorganization.......................................................     7
  Comparison of National Municipal and Tax-Exempt .............................................     7
PRINCIPAL RISK FACTORS.........................................................................    10
THE REORGANIZATION.............................................................................    11
  The Proposal.................................................................................    11
  The Board's Consideration....................................................................    11
  The Reorganization Agreement.................................................................    12
  Tax Aspects of the Reorganization............................................................    14
  Description of Shares........................................................................    16
  Capitalization Table (unaudited).............................................................    16
  Appraisal Rights.............................................................................    16
COMPARISON OF INVESTMENT OBJECTIVE, POLICIES AND RESTRICTIONS..................................    16
  Investment Objectives and Policies...........................................................    16
  Investment Restrictions......................................................................    17
ADDITIONAL INFORMATION ABOUT NATIONAL MUNICIPAL
 AND TAX-EXEMPT................................................................................    18
  General......................................................................................    18
  Financial Information........................................................................    18
  Management...................................................................................    18
  Description of Securities and Shareholder Inquiries..........................................    18
  Dividends, Distributions and Taxes ..........................................................    18
  Purchases, Repurchases and Redemptions.......................................................    18
MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE....................................................    19
FINANCIAL STATEMENTS AND EXPERTS...............................................................    19
LEGAL MATTERS..................................................................................    19
AVAILABLE INFORMATION..........................................................................    19
OTHER BUSINESS.................................................................................    20
Exhibit A--Agreement and Plan of Reorganization, dated as of June 30, 1997, by and between
  Dean Witter National Municipal Trust and Dean Witter Tax-Exempt Securities Trust ............   A-1

                     DEAN WITTER NATIONAL MUNICIPAL TRUST
                            TWO WORLD TRADE CENTER
                           NEW YORK, NEW YORK 10048
                                (212) 392-2550
                        PROXY STATEMENT AND PROSPECTUS
                       SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD OCTOBER 21, 1997

                                 INTRODUCTION

GENERAL


   This Proxy Statement and Prospectus is being furnished to the shareholders of Dean Witter National Municipal Trust ("National Municipal"), an open-end diversified management investment company, in connection with the solicitation by the Board of Trustees of National Municipal (the "Board") of proxies to be used at the Special Meeting of Shareholders of National Municipal to be held at the Conference Room, 44th Floor, Two World Trade Center, New York, New York 10048 at 9:00 A.M., New York time, on October 24, 1997, and any adjournments thereof (the "Meeting"). It is expected that the mailing of this Proxy Statement and Prospectus will be made on or about August , 1997.


   At the Meeting, National Municipal shareholders ("Shareholders") will consider and vote upon an Agreement and Plan of Reorganization, dated June 30, 1997 (the "Reorganization Agreement"), by and between National Municipal and Dean Witter Tax-Exempt Securities Trust ("Tax-Exempt") pursuant to which substantially all of the assets of National Municipal will be combined with those of Tax-Exempt in exchange for shares of Tax-Exempt. As a result of this transaction, Shareholders will become shareholders of Tax-Exempt and will receive Class B shares of Tax-Exempt equal to the value of their holdings in National Municipal on the date of such transaction (the "Reorganization"). The shares to be issued by Tax-Exempt pursuant to the Reorganization will be Class B shares of Tax-Exempt which will be issued at net asset value without an initial sales charge (the "Tax-Exempt Shares"). Further information relating to Tax-Exempt, its Class B shares as well as the other three classes of shares (each, a "Class" and collectively, the "Classes") offered by Tax-Exempt, is set forth herein and in Tax-Exempt's current Prospectus, dated July 28, 1997 ("Tax-Exempt's Prospectus"), attached to this Proxy Statement and Prospectus and incorporated herein by reference.

   The information concerning National Municipal contained herein has been supplied by National Municipal and the information concerning Tax-Exempt contained herein has been supplied by Tax-Exempt.

RECORD DATE; SHARE INFORMATION

   The Board has fixed the close of business on July , 1997 as the record date (the "Record Date") for the determination of the Shareholders entitled to notice of, and to vote at, the Meeting. As of the Record Date, there were shares of National Municipal issued and outstanding. Shareholders on the Record Date are entitled to one vote per share on each matter submitted to a vote at the Meeting. A majority of the outstanding shares entitled to vote, represented in person or by proxy, will constitute a quorum at the Meeting.

   [To the knowledge of the Board, as of the Record Date, no person owned of record or beneficially 5% or more of the outstanding shares of National Municipal.] [As of the Record Date, the trustees and officers of National Municipal, as a group, owned less than 1% of the outstanding shares of National Municipal.]

   [To the knowledge of Tax-Exempt's Board of Trustees, as of the Record Date, no person owned of record or beneficially 5% or more of the outstanding shares of Tax-Exempt. As of the Record Date, the trustees and officers of Tax-Exempt, as a group, owned less than 1% of the outstanding shares of Tax-Exempt.]

PROXIES


   The enclosed form of proxy, if properly executed and returned, will be voted in accordance with the choice specified thereon. The proxy will be voted in favor of the Reorganization Agreement unless a choice is indicated to vote against or to abstain from voting on the Reorganization Agreement. The Board knows of no business, other than that set forth in the Notice of Special Meeting of Shareholders, to be presented for consideration at the Meeting. However, the proxy confers discretionary authority upon the persons named therein to vote as they determine on other business, not currently contemplated, which may come before the Meeting. Abstentions and, if applicable, broker "non-votes" will not count as votes in favor of the Reorganization Agreement, and broker "non-votes" will not be deemed to be present at the meeting for purposes of determining whether the Reorganization Agreement has been approved. Broker "non-votes" are shares held in street name for which the broker indicates that instructions have not been received from the beneficial owners or other persons entitled to vote and for which the broker does not have discretionary voting authority. The proxy may be revoked at any time prior to the voting thereof by: (i) delivering written notice of revocation to the Secretary of National Municipal at Two World Trade Center, New York, New York 10048; (ii) attending the Meeting and voting in person; or (iii) signing and returning a new proxy (if returned and received in time to be voted). Attendance at the Meeting will not in and of itself revoke a proxy.

   In the event that the necessary quorum to transact business or the vote required to approve or reject the Reorganization Agreement is not obtained at the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting for a total of not more than 90 days in the aggregate from the Record Date to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of the holders of a majority of National Municipal's shares present in person or by proxy at the Meeting. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor of the Reorganization Agreement and will vote against any such adjournment those proxies required to be voted against the Reorganization Agreement.


EXPENSES OF SOLICITATION

   All expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement and Prospectus, will be borne by Dean Witter InterCapital Inc. (the "Investment Manager" or

"InterCapital"). In addition to the solicitation of proxies by mail, proxies may be solicited by officers and regular employees or certain affiliates of National Municipal, including InterCapital and/or Dean Witter Trust Company ("DWTC"), without compensation other than regular compensation, personally or by mail, telephone, telegraph or otherwise. Brokerage houses, banks and other fiduciaries may be requested to forward soliciting material to the beneficial owners of shares and to obtain authorization for the execution of proxies.

   DWTC may call Shareholders to ask if they would be willing to have their votes recorded by telephone. The telephone voting procedure is designed to authenticate Shareholders' identities, to allow Shareholders to authorize the voting of their shares in accordance with their instructions and to confirm that their instructions have been recorded properly. No recommendation will be made as to how a Shareholder should vote on the Reorganization Agreement other than to refer to the recommendation of the Board. National Municipal has been advised by counsel that these procedures are consistent with the requirements of applicable law. Shareholders voting by telephone will be asked for their social security number or other identifying information and will be given an opportunity to authorize proxies to vote their shares in accordance with their instructions. To ensure that the Shareholders' instructions have been recorded correctly they will receive a confirmation of their instructions in the mail. A special toll-free number will be available in case the information contained in the confirmation is incorrect. Although a Shareholder's vote may be taken by telephone, each Shareholder will receive a copy of this Prospectus and Proxy Statement and may vote by mail using the enclosed proxy card.

VOTE REQUIRED

   Approval of the Reorganization Agreement by Shareholders requires the affirmative vote of a majority (i.e., more than 50%) of the outstanding shares of National Municipal represented in person or by proxy and entitled to vote at the Meeting, provided a quorum is present at the Meeting. If the Reorganization Agreement is not approved by Shareholders, National Municipal will continue in existence and the Board will consider alternative actions.

                                   SYNOPSIS

   The following is a synopsis of certain information contained in or incorporated by reference in this Proxy Statement and Prospectus. This synopsis is only a summary and is qualified in its entirety by the more detailed information contained or incorporated by reference in this Proxy Statement and Prospectus and the Reorganization Agreement. Shareholders should carefully review this Proxy Statement and Prospectus and the Reorganization Agreement in their entirety and, in particular, Tax-Exempt's Prospectus, which is attached to this Proxy Statement and incorporated herein by reference.

THE REORGANIZATION

   The Reorganization Agreement provides for the transfer of substantially all the assets of National Municipal, subject to stated liabilities, to Tax-Exempt in exchange for the Tax-Exempt Shares. The aggregate net asset value of the Tax-Exempt Shares issued in the exchange will equal the aggregate value of the net assets of National Municipal received by Tax-Exempt. On or after the closing date scheduled for the Reorganization (the "Closing Date"), National Municipal will distribute the Tax-Exempt Shares received by National Municipal to Shareholders as of the Valuation Date (as defined below under "The Reorganization Agreement") in complete liquidation of National Municipal and National Municipal will thereafter be dissolved and deregistered under the Investment Company Act of 1940, as amended (the "1940 Act"). As a result of the Reorganization, each Shareholder will receive that number of full and fractional Tax-Exempt Shares equal in value to such Shareholder's pro rata interest in the net assets transferred to Tax-Exempt. Shareholders holding certificates representing their shares will not be required to surrender their certificates in connection with the Reorganization. However, such Shareholders will have to surrender such certificates in order to receive certificates representing Tax-Exempt Shares or to redeem, transfer or exchange the Tax-Exempt Shares received. The Board has determined that the interests of Shareholders will not be diluted as a result of the Reorganization.

   FOR THE REASONS SET FORTH BELOW UNDER "THE REORGANIZATION --THE BOARD'S CONSIDERATION," THE BOARD, INCLUDING THE TRUSTEES WHO ARE NOT "INTERESTED PERSONS" OF NATIONAL MUNICIPAL ("INDEPENDENT TRUSTEES"), AS THAT TERM IS DEFINED IN THE 1940 ACT, HAS CONCLUDED THAT THE REORGANIZATION IS IN THE BEST INTERESTS OF NATIONAL MUNICIPAL AND ITS SHAREHOLDERS AND RECOMMENDS APPROVAL OF THE REORGANIZATION AGREEMENT.

FEE TABLE

   National Municipal and Tax-Exempt each pay expenses for management of their assets, distribution of their shares and other services, and those expenses are reflected in the net asset value per share of each such fund. The following table illustrates expenses and fees that a Shareholder incurred during National Municipal's fiscal year ended September 30, 1996 (assuming the waiver of fees and reimbursement of expenses were not in effect). On July 28, 1997, Tax-Exempt began offering its shares in multiple classes, each with different distribution arrangements and sales charges. Class B shares of Tax-Exempt will be issued to National Municipal Shareholders in connection with the Reorganization. Accordingly, expenses of Tax-Exempt that are set forth in the table are for the fiscal year ended December 31, 1996 but they have been restated to reflect the fees and expenses applicable to Class B shares ("Class B Fees and Expenses"). The table below also sets forth pro forma fees for the surviving combined fund (Tax-Exempt) reflecting what the fee schedule would have been at December 31, 1996, if the Reorganization had been consummated twelve (12) months prior to that date and assuming Class B Fees and Expenses. Further information on the fees and expenses applicable to Tax-Exempt's Class B shares as well as the other three classes of Tax-Exempt shares is set forth herein and in Tax-Exempt's Prospectus, attached hereto and incorporated herein by reference.

Shareholder Transaction Expenses

                                                  NATIONAL                                      PRO FORMA
                                                  MUNICIPAL             TAX-EXEMPT              COMBINED
                                           --------------------- ----------------------- ---------------------
Maximum Sales Charge Imposed on
 Purchases (as a percentage of offering
 price)....................................         None                  None(1)                None(1)
Maximum Sales Charge Imposed on Reinvested
 Dividends.................................         None                   None                   None
 (as a percentage of the lesser of
 original purchase price or redemption
 proceeds)
Maximum Contingent Deferred Sales Charge
 (as a percentage of the lesser of
 original purchase price or redemption
 proceeds) ................................ 3.00% during the       5.00% during the        5.00% during the
                                            first year scaled      first year scaled       first year scaled
                                            down to 1.00% during   down to 1.00% during    down to 1.00% during
                                            the third year,        the sixth year,         the sixth year,
                                            reaching zero          reaching zero           reaching zero
                                            thereafter             thereafter(2)           thereafter(3)
Redemption Fees............................         None                   None                   None
Exchange Fee (as a percentage of original
 purchase price of redemption proceeds) ...         None                   None                   None

Annual Fund Operating Expenses As a Percentage of Average Net Assets

                                        NATIONAL                     PRO FORMA
YEAR SINCE PURCHASE PAYMENT MADE        MUNICIPAL     TAX-EXEMPT     COMBINED
                                     ------------- -------------- -------------
Management Fees .....................     0.35%(4)       0.43%         0.42%(5)
12b-1 Fees(6) .......................     0.59%          0.60%(7)      0.60%(7)
Other Expenses ......................     0.25%          0.05%         0.06%
                                     ------------- -------------- -------------
Total Fund Operating Expenses  ......     1.19%          1.08%         1.08%

------------

1 During Tax-Exempt's fiscal year ended December 31, 1996, shares of Tax-Exempt were sold exclusively with a front-end sales charge, the maximum rate of which was 4.00% of the offering price. On July 28, 1997, however, Tax-Exempt began offering four Classes of shares. Classes B, C and D shares are sold without a front-end sales charge. Class A shares are currently sold with a maximum front-end charge of 4.25%.

2 During Tax-Exempt's fiscal year ended December 31, 1996, there were no CDSCs imposed upon redemptions and/or repurchases of shares of Tax-Exempt. However, Class B shares of Tax-Exempt are currently offered and subject to the CDSC set forth in the table. Tax-Exempt shares held by certain employee benefit plans, however, are subject to a different CDSC schedule (see "Purchases, Exchanges and Redemptions" below).

3 The CDSC schedule of National Municipal (with the lower maximum CDSC of 3.00%) will continue to apply (after the Reorganization) to the Tax-Exempt Shares acquired by a Shareholder as a result of the Reorganization and, accordingly, Shareholders acquiring Tax-Exempt Shares as a result of the Reorganization will not pay a higher CDSC on redemption of the Tax-Exempt Shares than the rate currently in effect for redemptions of their National Municipal shares so long as such Shareholder does not (i) exchange the Tax-Exempt Shares for shares of another Dean Witter Fund which has a higher maximum CDSC rate than 3.00% (a "Higher CDSC Fund") or (ii) having exchanged to Dean Witter Global Short-Term Income Fund Inc. or any Exchange Fund (as such term is defined herein), re-exchange back to Tax-Exempt after the Reorganization. Under such circumstances, the CDSC schedule of the Higher CDSC Fund acquired in the exchange will become applicable upon the redemption of such fund's shares, or in the case of shares of any of the Exchange Funds or Dean Witter Global Short-Term Income Fund Inc. acquired in an exchange and then subsequently re-exchanged back into Tax-Exempt, the CDSC applicable to Tax-Exempt shares will be charged upon the redemption of any such shares (see "Purchases, Exchanges and Redemptions" below).

4 Pursuant to an undertaking, the Investment Manager assumed all expenses (except for any brokerage and 12b-1 fees) and waived the compensation provided for in its Management Agreement until December 31, 1995. From January 1, 1996 through June 30, 1997, InterCapital undertook to continue to waive management fees and to continue to assume expenses (except for brokerage and 12b-1 fees) to the extent such fees and expenses exceeded, on an annualized basis, 0.50% of the daily net assets of the fund. As of July 1, 1997, InterCapital has ceased voluntarily assuming expenses and waiving management fees for National Municipal. Taking the waiver of fees and assumption of expenses into effect, actual Management Fees for the fiscal year ended September 30, 1996 were 0.20% and actual Other Expenses were 0.18%.

5 This rate assumes that the level of assets upon the combination of the two funds would have caused a breakpoint in the advisory fee of Tax-Exempt to be reached, thus, a scaling down of the advisory fee to the effective advisory fee rate shown.

6 The 12b-1 fee is accrued daily and payable monthly. The 12b-1 fee is, in the case of National Municipal, calculated as a percentage of the lesser of (a) the average daily net sales or (b) the average daily net assets of the fund and, in the case of Tax-Exempt, calculated as a percentage of average daily net assets. A portion of the 12b-1 fee equal to 0.15% of average daily net assets is characterized as a service fee within the meaning of the National Association of Securities Dealers, Inc. ("NASD") guidelines.

7 For the fiscal year ended December 31, 1996, there was no 12b-1 fee paid by Tax-Exempt. However, on June 30, 1997, a 12b-1 fee calculated at the annual rate of 0.60% of the average daily net assets of Class B was authorized for Class B shares of Tax-Exempt to take effect upon implementation of the multiple class distribution structure on July 28, 1997. The 12b-1 fee rate shown in the table assumes the 12b-1 fee was in effect for Tax-Exempt during its fiscal year ended December 31, 1996. The actual total fund operating expense ratio for Tax-Exempt during the fund's fiscal year ended December 31, 1996 was 0.48% (this rate reflects that no 12b-1 fees were incurred during this period).

Hypothetical Expenses

   To attempt to show the effect of these expenses on an investment over time, the hypotheticals shown below have been created. Assuming that an investor makes a $1,000 investment in either National Municipal or Class B shares of Tax-Exempt or the new combined fund, that the annual return is 5% and that the operating expenses for each fund are the ones shown in the chart above; if the investment was redeemed at the end of each period shown below, the investor would incur the following expenses by the end of each period shown:

                               1 YEAR   3 YEARS   5 YEARS   10 YEARS
                             -------- --------- --------- ----------
National Municipal...........   $42       $48       $65       $144
Tax-Exempt (Class B).........   $61       $64       $80       $132
Pro Forma Combined (Class
 B)..........................   $61       $64       $80       $132

If such investment was not redeemed, the investor would incur the following expenses:

                               1 YEAR   3 YEARS   5 YEARS   10 YEARS
                             -------- --------- --------- ----------
National Municipal...........   $12       $38       $65       $144
Tax-Exempt (Class B).........   $11       $34       $60       $132
Pro Forma Combined (Class
 B)..........................   $11       $34       $60       $132

   The above example should not be considered a representation of past or future expenses or performance. Actual operating expenses may be greater or less than those shown. Long-term Shareholders of National Municipal or Class B shareholders of Tax-Exempt may pay more in sales charges including distribution fees than the economic equivalent of the maximum front-end sales charges permitted by the NASD.

TAX CONSEQUENCES OF THE REORGANIZATION

   As a condition to the Reorganization, National Municipal will receive an opinion of Gordon Altman Butowsky Weitzen Shalov & Wein to the effect that the Reorganization will constitute a tax-free reorganization for federal income tax purposes, and that no gain or loss will be recognized by National Municipal or the shareholders of National Municipal for Federal income tax purposes as a result of the transactions included in the Reorganization. For further information about the tax consequences of the Reorganization, see "The Reorganization -- Tax Aspects of the Reorganization" below.

COMPARISON OF NATIONAL MUNICIPAL AND TAX-EXEMPT

   INVESTMENT OBJECTIVES AND POLICIES. National Municipal and Tax-Exempt have an identical investment objective, which is to seek a high level of current income which is exempt from federal income tax, consistent with preservation of capital. National Municipal and Tax-Exempt seek to achieve their investment objective by investing at least 75% of their respective total assets in: (a) Municipal Bonds which are rated at the time of purchase within the three highest grades by Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Corporation ("Standard & Poor's"); (b) Municipal Notes which at the time of purchase are rated in the two highest grades by Moody's or Standard & Poor's, or if not rated, have outstanding one or more issues of Municipal Bonds rated as set forth in clause (a); and (c) Municipal Commercial Paper which at the time of purchase are rated P-1 by Moody's or A-1 by Standard & Poor's.

In addition, Tax-Exempt has a general policy of investing at least 80% of its total assets in tax-exempt securities which include Municipal Bonds and Municipal Notes (together, "Municipal Obligations") and Municipal Commercial Paper ("Municipal Paper"), excluding tax-exempt securities which subject shareholders to the federal alternative minimum tax ("AMT"). As such, the remaining 20% of Tax-Exempt's total assets may be invested in Tax-Exempt securities that subject investors to the AMT; whereas National Municipal may invest without limit in Municipal Obligations (in which the fund may invest) that subject investors to the AMT. Both funds also may invest up to 25% of their respective total assets in Municipal Obligations (and, in the case of Tax-Exempt, Municipal Paper) which are unrated or, if rated are not within the categories of Moody's or Standard & Poor's listed above in clauses (a) and (b) (and, in the case of Tax-Exempt, clause (c)). Both funds do not intend to invest more than 5% of their respective net assets in Municipal Bonds which are rated, or deemed, by the Investment Manager to be below investment grade. Additionally, up to 20% of Tax-Exempt's total assets and up to 25% of National Municipal's total assets, may be invested in taxable money market instruments under any one or more of the following circumstances: (i) pending investment of proceeds of sale of fund shares or of portfolio securities; (ii) pending settlement of purchases of portfolio securities; and
(iii) to maintain liquidity for the purpose of meeting anticipated redemptions. In addition, up to 20% of National Municipal's total assets and up to 25% of Tax Exempt's total assets may be invested in taxable securities to maintain a defensive posture when, in the opinion of the Investment Manager, it is advisable to do so. With respect to National Municipal, the fund seeks to maintain under normal circumstances a dollar weighted average maturity in excess of twenty years. Tax-Exempt does not have a specific policy as to the portfolio's weighted average maturity.

   The investment policies of both funds are similar and the principal differences between them are further described under "Comparison of Investment Objectives, Policies and Restrictions" below.

   The investment policies of both National Municipal and Tax-Exempt are not fundamental and may be changed by their respective Boards of Trustees.

   INVESTMENT MANAGEMENT AND DISTRIBUTION PLAN FEES. National Municipal and Tax-Exempt obtain investment management services from InterCapital. With respect to National Municipal, the fund pays InterCapital monthly compensation calculated daily at the annual rate of 0.35% of the fund's average net assets. Pursuant to an undertaking, InterCapital assumed all the fund's expenses (except for any brokerage and 12b-1 fees) and waived the compensation provided for in its Management Agreement until December 31, 1995. From January 1, 1996 through June 30, 1997, InterCapital undertook to continue to waive management fees and to continue to assume expenses (except for brokerage and 12b-1 fees) to the extent such fees and expenses exceeded, on an annualized basis, 0.50% of the average daily net assets of the fund. As a result of such waiver and assumption of expenses, management fees for the fiscal year ended December 31, 1996 amounted to a rate of 0.27% of the fund's average daily net assets. As of July 1, 1997, InterCapital has ceased voluntarily assuming expenses and waiving management fees for National Municipal. With respect to Tax-Exempt, the fund pays InterCapital monthly compensation calculated daily by applying the annual rate of: 0.50% to the fund's first $500 million of average net assets; 0.425% to the fund's next $250 million of average net assets; 0.375% to the fund's next $250 million of average net assets; 0.35% to the fund's next $250 million of average net assets; and 0.325% to the fund's average net assets exceeding $1.25 billion.

   Both National Municipal and Tax-Exempt have adopted distribution plans (each, a "Plan") pursuant to Rule 12b-1 under the 1940 Act. Pursuant to National Municipal's Plan, the fund pays to Dean Witter

Distributors Inc. (the "Distributor") a fee ("12b-1 fee"), which is accrued daily and payable monthly, at the annual rate of 0.60% of the lesser of (a) the average daily net sales of such fund's shares, or (b) the average daily net assets of the fund. The 12b-1 fee applicable to Class B shares of Tax-Exempt pursuant to its Plan is accrued daily and payable monthly at the annual rate of 0.60% of average daily net assets allocated to that Class. For further information relating to the 12b-1 fees applicable to Class B shares as well as Tax-Exempt's other Classes of shares, see the section entitled "Purchase of Fund Shares" in Tax-Exempt's Prospectus, attached hereto. 12b-1 fees compensate the Distributor for the services provided and the expenses borne by the Distributor and others in distribution of the funds' shares. The Distributor also receives the proceeds of any CDSC paid by the funds' shareholders at the time of redemption. (National Municipal's and Tax-Exempt's respective CDSC schedules are set forth below under "Purchases, Exchanges and Redemptions.")

   OTHER SIGNIFICANT FEES. Both National Municipal and Tax-Exempt pay additional fees in connection with their operations, including legal, auditing, transfer agent and custodial fees. See "Synopsis -- Fee Table" above for the percentage of average net assets represented by such "Other Expenses."

   PURCHASES, EXCHANGES AND REDEMPTIONS. National Municipal continuously issues its shares to investors at a price equal to net asset value at the time of such issuance. However, redemptions and/or repurchases are subject under most circumstances to a CDSC. Likewise, Class B shares of Tax-Exempt are currently offered at net asset value and redemptions and/or repurchases are subject under most circumstances to a CDSC. The following are the respective CDSC schedules applicable to each of National Municipal and Class B shares of Tax-Exempt. Class B shares held by certain qualified employer-sponsored benefit plans are subject to a reduced CDSC schedule.

 YEAR SINCE PURCHASE PAYMENT MADE       NATIONAL MUNICIPAL     TAX-EXEMPT
------------------------------------ ---------------------- --------------
First ...............................          3.0%               5.0%
Second ..............................          2.0%               4.0%
Third ...............................          1.0%               3.0%
Fourth...............................          none               2.0%
Fifth................................          none               2.0%
Sixth................................          none               1.0%
Seventh and thereafter...............          none               none


   The lower CDSC schedule of National Municipal will continue to apply to Shareholders only with respect to the Tax-Exempt Shares acquired in the Reorganization. However, the lower CDSC schedule will not apply if such
Shareholder: (i) exchanges his/her Tax-Exempt Shares after the Reorganization for a fund with a higher CDSC schedule than National Municipal (a "Higher CDSC Fund") or (ii) having exchanged to Dean Witter Global Short-Term Income Fund Inc., Dean Witter Short-Term U.S. Treasury Trust, Dean Witter Limited Term Municipal Trust, Dean Witter Short-Term Bond Fund, Dean Witter Intermediate Term U.S. Treasury Trust and five Dean Witter money market funds (collectively, the "Exchange Funds"), he/she re-exchanges back into Tax-Exempt after the Reorganization. Under such circumstances, the CDSC schedule applicable to the Higher CDSC Fund shares acquired in the exchange will apply to redemptions of such fund's shares or, in the case of shares of any of the Exchange Funds acquired in an exchange and then subsequently re-exchanged back into Tax-Exempt, the CDSC schedule for Tax-Exempt (set forth in the table above) will apply to redemptions of any of such shares.

   The CDSC charge is paid to the Distributor. Shares of Tax-Exempt and National Municipal are distributed by the Distributor and offered by Dean Witter Reynolds Inc. and other dealers who have entered into selected dealer agreements with the Distributor. For further information relating to the CDSC schedules applicable to Class B and the other Classes of Tax-Exempt's shares, see the section entitled "Purchase of Fund Shares" in Tax-Exempt's Prospectus.

   Shares of each Class of Tax-Exempt may be exchanged for shares of the same Class of any other Dean Witter Fund that offers its shares in more than one Class (the "Multi-Class Funds") or Dean Witter Global Short-Term Income Fund Inc. and Dean Witter High Income Securities ("CDSC Funds") without the imposition of an exchange fee. National Municipal shares also may be exchanged for Class B shares of any Multi-Class Fund or for shares of either CDSC Fund. Both funds may be exchanged for shares of any of the Exchange Funds. With respect to National Municipal and Tax-Exempt, no CDSC is imposed at the time of any exchange, although any applicable CDSC will be imposed upon ultimate redemption. During the period of time a shareholder remains in an Exchange Fund, the holding period (for purposes of determining the CDSC rate) is frozen. Both National Municipal and Tax-Exempt provide telephone exchange privileges to their shareholders. For greater details relating to exchange privileges applicable to Tax-Exempt, see the section entitled "Shareholder Services" in Tax-Exempt's Prospectus.

   Shareholders of National Municipal and Tax-Exempt may redeem their shares for cash at any time at the net asset value per share next determined; however, such redemption proceeds may be reduced by the amount of any applicable CDSC. Both National Municipal and Tax-Exempt offer a reinstatement privilege whereby a shareholder who has not previously exercised such privilege whose shares have been redeemed or repurchased may, within thirty days, in the case of National Municipal, and within thirty-five days, in the case of Tax-Exempt, after the date of redemption or repurchase, reinstate any portion or all of the proceeds thereof in shares of National Municipal or Class B shares of Tax-Exempt, respectively, and receive a pro rata credit for any CDSC paid in connection with such redemption or repurchase. National Municipal and Tax-Exempt may redeem involuntarily, at net asset value, most accounts valued at less than $100.

   DIVIDENDS. Dividends from both National Municipal's and Tax-Exempt's anticipated net investment income are declared daily and paid monthly and net short-term capital gains and long-term capital gains distributions, if any, are paid at least annually. Dividends and capital gains distributions of both National Municipal and Tax-Exempt are automatically reinvested in additional shares at net asset value unless the shareholder elects to receive cash.

                            PRINCIPAL RISK FACTORS

   The net asset value of Tax-Exempt's and National Municipal's shares will fluctuate due to various factors, including, principally, changes in prevailing interest rates and the ability of the issuers of the funds' portfolio securities to pay interest and principal on such obligations on a timely basis. Generally, a rise in interest rates will result in a decrease in the funds' respective net asset values per share, while a drop in interest rates will result in an increase in the funds' net asset values.

   Both funds invest in Municipal Bonds rated (or deemed to be rated) either Baa by Moody's or BBB by Standard & Poor's, which have speculative characteristics and, therefore, changes in economic conditions or other circumstances are more likely to weaken their capacity to make principal and interest payments than would be the case with investments in securities with higher credit ratings.

   Both funds may also invest in futures and options, which may be considered speculative in nature and which may involve greater risks than those customarily assumed by certain other investment companies which do not invest in such instruments.

   The foregoing discussion is a summary of the principal risk factors. For a more complete discussion of the risks of each fund, see "Investment Objective and Policies -- Risk Considerations and Investment Practices" in each fund's Prospectus.

                              THE REORGANIZATION

THE PROPOSAL

   The Board of Trustees of National Municipal, including the Independent Trustees, having reviewed National Municipal's financial position and the prospects for achieving economies of scale through the Reorganization, determined that the Reorganization is in the best interests of National Municipal and its shareholders and that the interests of National Municipal's shareholders will not be diluted as a result thereof, recommends approval of the Reorganization by Shareholders. The Board believes that a combination of National Municipal with Tax-Exempt is consistent with National Municipal's stated investment objectives.

THE BOARD'S CONSIDERATION

   At a meeting held on June 30, 1997, the Board, including all of the Independent Trustees, unanimously approved the Reorganization Agreement and determined to recommend that Shareholders of National Municipal approve the Reorganization Agreement. In reaching this decision, the Board made an extensive inquiry into a number of factors, particularly the comparative expenses to be incurred in the operations of National Municipal and Class B shares of Tax-Exempt. The Board also considered other factors, including, but not limited to: the comparative investment performance and past growth in assets of National Municipal and Tax-Exempt; the compatibility of the investment objectives, policies, restrictions and portfolios of National Municipal and Tax-Exempt; the terms and conditions of the Reorganization which would affect the price of shares to be issued in the Reorganization; the tax-free nature of the Reorganization; and any direct or indirect costs to be incurred by National Municipal and Tax-Exempt in connection with the Reorganization.

   In recommending the Reorganization to Shareholders, the Board of National Municipal considered that the Reorganization would have the following benefits for Shareholders:

   1. Once the Reorganization is consummated, the expenses which would be borne by Class B shareholders of the combined fund should be lower on a percentage basis than the actual expenses per share of National Municipal (without taking the waiver of fees and reimbursement of expenses into effect). This is because the Reorganization would result in Shareholders becoming shareholders of a combined larger fund, and, thus, economies of scale are achieved as various fixed expenses (e.g., auditing and legal) can be spread over a larger number of shares. The Board noted that National Municipal's expense ratio, assuming it had borne all of its expenses for its fiscal year ended September 30, 1996 was 1.19%, whereas the expense ratio for Tax-Exempt was 1.08% (based on the fiscal year ended December 31, 1996 assuming a 0.60% 12b-1 fee, as well as the other assumptions described in the "Fee Table" above). The Board further noted that the Combined Fund is expected to have a lower expense ratio than both funds currently do (taking into account the other assumptions described in the "Fee Table" above). See "Synopsis -- Fee Table," above.

   In addition, the Board noted that Shareholders who remain invested in Tax-Exempt for approximately ten years from the Closing Date (as defined below) will receive an additional benefit as a result of the automatic conversion of Class B shares of Tax-Exempt into Class A shares of Tax-Exempt after such period. As discussed more fully in Tax-Exempt's Prospectus, attached hereto, once Shareholders are converted to Class A they will be subject to the Class's 12b-1 fee of only 0.25% of the average daily net assets of that Class. For greater details regarding the conversion feature, including the method by which the 10 year period is calculated and the treatment of reinvested dividends, see "Purchase of Fund Shares" in Tax-Exempt's Prospectus.

   2. Shareholders would have a continued participation in the municipal markets through investment in Tax-Exempt, which has an identical investment objective and substantially similar investment policies and restrictions to National Municipal. Upon consummation of the Reorganization, the lower CDSC schedule of National Municipal will continue to apply (with respect to the Tax-Exempt shares acquired in the Reorganization) except under certain circumstances in which such Tax-Exempt Shares are exchanged for another fund as described herein under the section entitled "Comparison of National Municipal and Tax-Exempt -- Purchases, Exchanges and Redemptions."

   3. Shareholders will be able to purchase shares of Tax-Exempt at net asset value and pursue similar investment goals in a combined larger and more economically efficient fund.

   4. The Board also took consideration that effective July 28, 1997, Tax-Exempt Shares will also be available to certain investors at net asset value and, therefore, absent the Reorganization, Tax-Exempt will compete for investor funds directly with National Municipal. The Reorganization should allow for more concentrated selling efforts to the benefit of both National Municipal and Tax-Exempt shareholders and avoid the inefficiencies associated with the operation and distribution of two substantially similar funds.

   5. The Reorganization will constitute a tax-free reorganization for federal income tax purposes, and no gain or loss will be recognized by National Municipal or its Shareholders for federal income tax purposes as a result of transactions included in the Reorganization.

   The Board of Trustees of Tax-Exempt, including a majority of such Trustees who are not "interested persons" of Tax-Exempt, also have determined that the Reorganization is in the best interests of Tax-Exempt and its shareholders and that the interests of existing shareholders of Tax-Exempt will not be diluted as a result thereof.

THE REORGANIZATION AGREEMENT

   The terms and conditions under which the Reorganization would be consummated, as summarized below, are set forth in the Reorganization Agreement. This summary is qualified in its entirety by reference to the Reorganization Agreement, a copy of which is attached as Exhibit A to this Proxy Statement and Prospectus.

   The Reorganization Agreement provides that (i) National Municipal will transfer all of its assets, including portfolio securities, cash (other than cash amounts retained by National Municipal as a "Cash Reserve" in the amount sufficient to discharge its liabilities not discharged prior to the Valuation Date (as defined below) and for expenses of the dissolution), cash equivalents and receivables to Tax-Exempt on the Closing Date in exchange for the assumption by Tax-Exempt of National Municipal's stated liabilities, including all expenses, costs, charges and reserves, as reflected on an unaudited statement of assets and liabilities of National Municipal prepared by the Treasurer of National Municipal as of the Valuation Date (as defined below) in accordance with generally accepted accounting principles consistently applied from the prior audited period, and the delivery of Tax-Exempt Shares, (ii) such Tax-Exempt Shares would be distributed to the Shareholders of National Municipal on the Closing Date or as soon as practicable thereafter, (iii) National Municipal would be dissolved and (iv) the outstanding shares of National Municipal would be canceled.

   The number of Tax-Exempt Shares to be delivered to National Municipal will be determined by dividing the value of National Municipal assets acquired by Tax-Exempt (net of stated liabilities assumed by Tax-Exempt) by the net asset value of a Tax-Exempt Share; these values will be calculated as of 4:00 p.m. New York City time on the third day that the New York Stock Exchange is open for business following the receipt of the requisite approval by the shareholders of National Municipal of the Reorganization Agreement or at such other time as National Municipal and Tax-Exempt may agree (the "Valuation Date"). As an illustration, if on the Valuation Date, National Municipal were to have securities with a market value of $95,000 and cash in the amount of $10,000 (of which $5,000 was to be retained by it as the Cash Reserve), the value of the assets which would be transferred to Tax-Exempt would be $100,000. If the net asset value per share of Tax-Exempt were $10 per share at the close of business on the Valuation Date, the number of shares to be issued would be 10,000 ($100,000 (divided by) $10). These 10,000 Class B shares of Tax-Exempt would be distributed to the former shareholders of National Municipal. This example is given for illustration purposes only and does not bear any relationship to the dollar amounts or shares expected to be involved in the Reorganization.

   On the Closing Date or as soon as practicable thereafter, National Municipal will distribute pro rata to its Shareholders of record as of the close of business on the Valuation Date, the Tax-Exempt Shares it receives. Tax-Exempt will cause its transfer agent to credit and confirm an appropriate number of Tax-Exempt Shares to each Shareholder. Certificates for Tax-Exempt Shares will be issued upon written request of a Shareholder but only for whole shares, with fractional shares credited to the name of the Shareholder on the books of Tax-Exempt. Such Shareholders who wish certificates representing their Tax-Exempt Shares must, after receipt of their confirmations, make a written request to Tax-Exempt's transfer agent, Dean Witter Trust Company, Harborside Financial Center, Jersey City, New Jersey 07311. Shareholders holding certificates representing their shares will not be required to surrender their certificates in connection with the Reorganization. However, such Shareholders will have to surrender such certificates (or provide indemnities reasonably acceptable to Tax-Exempt in respect of lost certificates) in order to receive certificates representing Tax-Exempt Shares or to redeem, transfer or exchange the Tax-Exempt Shares received.

   The Closing Date will be the next business day following the Valuation Date. The consummation of the Reorganization is contingent upon the approval of the Reorganization by the shareholders of National Municipal and the receipt of the other opinions and certificates set forth in Sections 6, 7 and 8 of the Reorganization Agreement and the occurrence of the events described in those Sections, certain of which may be waived by National Municipal or Tax-Exempt. The Reorganization Agreement may be amended in any mutually agreeable manner, except that no amendment may be made subsequent to the Meeting which would detrimentally affect the value of the shares of Tax-Exempt to be distributed. InterCapital will bear all of the expenses associated with the Reorganization. Management estimates that such expenses associated with the Reorganization will not exceed $145,000.

   The Reorganization Agreement may be terminated and the Reorganization abandoned at any time, before or after approval by National Municipal's Shareholders by mutual consent of National Municipal and Tax-Exempt. In addition, either party may terminate the Reorganization Agreement upon the occurrence of a material breach of the Reorganization Agreement by the other party or if, by January 31, 1998, any condition set forth in the Reorganization Agreement has not been fulfilled or waived by the party entitled to its benefits.

   Under the Reorganization Agreement, within one year after the Closing Date, National Municipal shall: either pay or make provision for all of its liabilities and distribute any remaining amount of the Cash Reserve (after paying or making provision for such liabilities and the estimated cost of making the distribution) to former shareholders of National Municipal that received Tax-Exempt Shares. National Municipal shall be dissolved and deregistered as an investment company promptly following the distributions of shares of Tax-Exempt to Shareholders of record of National Municipal.

   The effect of the Reorganization is that Shareholders who vote their shares in favor of the Reorganization Agreement are electing to sell their shares of National Municipal (at net asset value on the Valuation Date calculated after subtracting the Cash Reserve) and reinvest the proceeds in Tax-Exempt Shares at net asset value and without recognition of taxable gain or loss for Federal income tax purposes. See "Tax Aspects of the Reorganization" below. As noted in "Tax Aspects of the Reorganization" below, if National Municipal recognizes net gain from the sale of securities prior to the Closing Date, such gain, to the extent not offset by capital loss carryovers, will be distributed to Shareholders prior to the Closing Date and will be taxable to Shareholders as capital gain.

   Shareholders will continue to be able to redeem their shares at net asset value next determined after receipt of the redemption request (subject to any applicable CDSC) until the close of business on the business day next preceding the Closing Date. Redemption requests received by National Municipal thereafter will be treated as requests for redemption of shares of Tax-Exempt.

TAX ASPECTS OF THE REORGANIZATION

   At least one but not more than 20 business days prior to the Valuation Date, National Municipal will declare and pay a dividend or dividends which, together with all previous such dividends, will have the effect of distributing to Shareholders all of National Municipal's investment company taxable income for all periods since inception of National Municipal through and including the Valuation Date (computed without regard to any dividends paid deduction), and all of National Municipal's net capital gain, if any, realized in such periods (after reduction for any capital loss carry-forward).

   The Reorganization is intended to qualify for Federal income tax purposes as a tax-free reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). National Municipal and Tax-Exempt have represented that, to their best knowledge, there is no plan or intention by Shareholders to redeem, sell, exchange or otherwise dispose of a number of Tax-Exempt Shares received in the transaction that would reduce Shareholders' ownership of Tax-Exempt Shares to a number of shares having a value, as of the Closing Date, of less than 50% of the value of all of the formerly outstanding National Municipal shares as of the same date. National Municipal and Tax-Exempt have each further represented that, as of the Closing Date, National Municipal and Tax-Exempt will qualify as regulated investment companies.

   As a condition to the Reorganization, National Municipal and Tax-Exempt will receive an opinion of Gordon Altman Butowsky Weitzen Shalov & Wein that, based on certain assumptions, facts, the terms of the Reorganization Agreement and additional representations set forth in the Reorganization Agreement or provided by National Municipal and Tax-Exempt:

   1. The transfer of substantially all of National Municipal's assets in exchange for the Tax-Exempt Shares and the assumption by Tax-Exempt of certain stated liabilities of National Municipal followed by the distribution by National Municipal of the Tax-Exempt Shares to Shareholders in exchange for their National Municipal shares will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code, and National Municipal and Tax-Exempt will each be a "party to a reorganization" within the meaning of
Section 368 (b) of the Code;

   2. No gain or loss will be recognized by Tax-Exempt upon the receipt of the assets of National Municipal solely in exchange for the Tax-Exempt Shares and the assumption by Tax-Exempt of the stated liabilities of National Municipal;

   3. No gain or loss will be recognized by National Municipal upon the transfer of the assets of National Municipal to Tax-Exempt in exchange for the Tax-Exempt Shares and the assumption by Tax-Exempt of the stated liabilities or upon the distribution of Tax-Exempt Shares to Shareholders in exchange for their National Municipal shares;

   4. No gain or loss will be recognized by Shareholders upon the exchange of the shares of National Municipal for the Tax-Exempt Shares;

   5. The aggregate tax basis for the Tax-Exempt Shares received by each of the Shareholders pursuant to the reorganization will be the same as the aggregate tax basis of the shares in National Municipal held by each such Shareholder immediately prior to the reorganization;

   6. The holding period of the Tax-Exempt Shares to be received by each Shareholder will include the period during which the shares in National Municipal surrendered in exchange therefor were held (provided such shares in National Municipal were held as capital assets on the date of the Reorganization);

   7. The tax basis of the assets of National Municipal acquired by Tax-Exempt will be the same as the tax basis of such assets to National Municipal immediately prior to the Reorganization; and

   8. The holding period of the assets of National Municipal in the hands of Tax-Exempt will include the period during which those assets were held by National Municipal.

   The Reorganization will be treated as a "change in ownership" under
Section 382 of the Code. It is not anticipated that any resulting limitations on the use of any capital loss carryovers of National Municipal will be material. In addition, the economic benefit of any capital loss carryovers of National Municipal would be available to shareholders of the combined entity with a resulting benefit to Tax-Exempt shareholders. It is not anticipated that any such benefit will be material.

   SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE EFFECT, IF ANY, OF THE PROPOSED TRANSACTION IN LIGHT OF THEIR INDIVIDUAL CIRCUMSTANCES. BECAUSE THE FOREGOING DISCUSSION ONLY RELATES TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED TRANSACTION, SHAREHOLDERS SHOULD ALSO CONSULT THEIR TAX ADVISORS AS TO STATE AND LOCAL TAX CONSEQUENCES, IF ANY, OF THE PROPOSED TRANSACTION.

DESCRIPTION OF SHARES

   Class B shares of Tax-Exempt to be issued pursuant to the Reorganization Agreement will, when issued, be fully paid and non-assessable by Tax-Exempt and transferable without restrictions and will have no preemptive rights. As discussed above, Class B shares of Tax-Exempt also have a conversion feature pursuant to which approximately ten (10) years after the date of the original purchase of shares, the shares will convert automatically to Class A shares, based on the relative net asset values of the two classes. For greater details regarding the conversion feature, including the method by which the 10 year period is calculated and the treatment of reinvested dividends, see "Purchase of Fund Shares" in Tax-Exempt's Prospectus attached hereto.

CAPITALIZATION TABLE (UNAUDITED)

   The following table sets forth the capitalization of Tax-Exempt and National Municipal as of December 31, 1996 and on a pro forma combined basis as if the Reorganization had occurred on that date:

                                                          NET ASSET
                                              SHARES        VALUE
                              NET ASSETS    OUTSTANDING   PER SHARE
                           -------------- ------------- -----------
National Municipal......... $   84,298,410    7,924,172    $10.64
Tax-Exempt ................ $1,190,033,990  101,083,561    $11.77
Combined Fund (pro forma)   $1,274,332,400  108,245,703    $11.77

APPRAISAL RIGHTS

   Shareholders will have no appraisal rights in connection with the Reorganization.

        COMPARISON OF INVESTMENT OBJECTIVE, POLICIES AND RESTRICTIONS

INVESTMENT OBJECTIVES AND POLICIES

   National Municipal and Tax-Exempt have an identical investment objective, which is to seek a high level of current income exempt from federal income tax, consistent with preservation of capital. National Municipal and Tax-Exempt each seeks to achieve its investment objective by investing at least 75% of its total assets in: (a) Municipal Bonds which are rated at the time of purchase within the three highest grades by Moody's or Standard & Poor's; (b) Municipal Notes which at the time of purchase are rated in the two highest grades by Moody's or Standard & Poor's, or if not rated, have outstanding one or more issues of Municipal Bonds rated as set forth in clause (a); and (c) Municipal Paper which at the time of purchase are rated P-1 by Moody's or A-1 by Standard & Poor's. In addition, Tax-Exempt has a general policy of investing at least 80% of its total assets in tax-exempt securities which include Municipal Obligations and Municipal Paper, excluding tax-exempt securities that subject shareholders to the AMT. As such, the remaining 20% of Tax-Exempt's total assets may be invested in tax-exempt securities that subject investors to the AMT; whereas National Municipal may invest without limit in Municipal Obligations (in which the fund may invest) that subject investors to the AMT. Both funds may also invest up to 25% of their respective total assets in Municipal Obligations (and, in the case of Tax-Exempt, Municipal Paper) which are unrated or, if rated are not within the categories of Moody's or Standard & Poor's listed above in clauses (a) and (b) (and, in the case of Tax-Exempt, clause (c)). Both funds do not intend to invest more than 5% of their respective net assets in Municipal Bonds which are rated, or deemed by the Investment Manager to be, below investment grade. Additionally, up to 20% of Tax-Exempt's total assets and up to 25% of National Municipal's total assets, may be invested in taxable money market instruments under any one or more of the following circumstances: (i) pending investment of proceeds of sale of fund shares or of portfolio securities; (ii) pending settlement of purchases of portfolio securities; and (iii) to maintain liquidity for the purpose of meeting anticipated redemptions. In addition, up to 20% of National Municipal's total assets and up to 25% of Tax-Exempt's total assets may be invested in taxable securities to maintain a defensive posture when, in the opinion of the Investment Manager, it is advisable to do so. With respect to National Municipal, the fund seeks to maintain under normal circumstances a dollar weighted average maturity in excess of twenty years. Tax-Exempt does not have a specific policy as to the portfolio's weighted average maturity.

   Both funds may invest a portion of the fixed-income securities purchased in zero coupon securities. Both Funds also may enter into financial futures and municipal bond index futures contracts ("futures contracts"), and options thereon for hedging purposes. Both funds may not enter into futures contracts or purchase options thereon (i) with respect to more than 5% of the value of their respective total assets and (ii) if more than one-third of their respective net assets would be hedged (this limitation also applies to sales of options). Both funds may purchase or sell (write) listed options only on debt securities as a means of achieving additional return or of hedging the value of the fund's portfolio. Each fund may only buy or write covered options that are listed on national securities exchanges. The total amount of each fund's written covered options may not exceed 20% of the fund's total assets. Each fund has an overall limitation that the cost of all outstanding options may not exceed 10% of the fund's total assets.

   Both Tax-Exempt and National Municipal may (i) purchase tax-exempt securities on a when-issued or delayed delivery basis and (ii) enter into repurchase agreements.

   The investment policies of both National Municipal and Tax-Exempt are not fundamental and may be changed by their respective Boards. The foregoing discussion is a summary of the principal differences and similarities between the investment policies of the funds. For a more complete discussion of each fund's policies see "Investment Objective and Policies" in each fund's respective Prospectus and "Investment Practices and Policies" in each fund's respective Statement of Additional Information.

INVESTMENT RESTRICTIONS

   The investment restrictions adopted by National Municipal and Tax-Exempt as fundamental policies are substantially similar and are summarized under the caption "Investment Restrictions" in their respective Prospectuses and Statements of Additional Information. A fundamental investment restriction cannot be changed without the vote of a majority of the outstanding voting securities of a fund, as defined in the 1940 Act. The material differences are as follows: (i) Tax-Exempt has a fundamental restriction that it may not invest more than 5% of the value of its total assets in the securities of any one issuer (other than obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities), whereas National Municipal is subject to a similar fundamental limitation with respect to 75% of its total assets; (ii) Tax-Exempt has a fundamental restriction that it may not purchase more than 10% of all outstanding taxable debt securities of any one issuer; whereas, National Municipal is subject to a 10% limitation as to all outstanding voting securities of any one issuer, and such limitation applies with respect to only 75% of National Municipal's total assets; and
(iii) Tax-Exempt has a fundamental restriction that it may not invest in common stocks, whereas National Municipal does not have any such policy.

   In addition, Tax-Exempt has a fundamental restriction that it may not invest in securities of any issuer if, to the knowledge of such fund, any officer, or director of the fund or of the Investment Manager, owns more than 1/2 of 1% of the outstanding securities of such issuer, and such officers and trustees who own more than 1/2 of 1% own in the aggregate more than 5% of the outstanding securities of such issuer; whereas, National Municipal is subject to such limitation on a non-fundamental basis.

               ADDITIONAL INFORMATION ABOUT NATIONAL MUNICIPAL
                                AND TAX-EXEMPT

GENERAL

   For a discussion of the organization and operation of Tax-Exempt and National Municipal, see "The Fund and its Management," "Investment Objective and Policies," "Investment Restriction" and "Prospectus Summary" in, and the cover page of, their respective Prospectuses.

FINANCIAL INFORMATION

   For certain financial information about Tax-Exempt and National Municipal, see "Financial Highlights" and "Performance Information" in their respective Prospectuses.

MANAGEMENT

   For information about Tax-Exempt's and National Municipal's Board of Trustees, the Investment Manager and the Distributor, see "The Fund and its Management" and "Investment Objective and Policies" in, and the back cover of, their respective Prospectuses.

DESCRIPTION OF SECURITIES AND SHAREHOLDER INQUIRIES

   For a description of the nature and most significant attributes of shares of National Municipal and Tax-Exempt, and information regarding shareholder inquiries, see "Additional Information" in their respective Prospectuses.

DIVIDENDS, DISTRIBUTIONS AND TAXES

   For a discussion of Tax-Exempt's and National Municipal's policies with respect to dividends, distributions and taxes, see "Dividends, Distributions and Taxes" in their respective Prospectuses as well as the discussion herein under "Synopsis -- Purchases, Exchanges and Redemptions."

PURCHASES, REPURCHASES AND REDEMPTIONS

   For a discussion of how Tax-Exempt's and National Municipal's shares may be purchased, repurchased and redeemed, see "Purchase of Fund Shares," "Shareholder Services" and "Redemptions and Repurchases" in their respective Prospectuses.

                 MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

   For a discussion of Tax-Exempt's performance, see management's letter to shareholders in its Annual Report for its fiscal year ended December 31, 1996 and the succeeding Semi-Annual Report for the six month period ended June 30, 1997 accompanying this Proxy Statement and Prospectus. For a discussion of National Municipal's performance, see its Annual Report for its fiscal year ended September 30, 1996, and the succeeding Semi-Annual Report for the six month period ended March 31, 1997.

                       FINANCIAL STATEMENTS AND EXPERTS

   The financial statements of Tax-Exempt and National Municipal as of December 31, 1996 and September 30, 1996, respectively, which are incorporated by reference in the Statement of Additional Information relating to the Registration Statement on Form N-14 of which this Proxy Statement and Prospectus forms a part, have been audited by Price Waterhouse LLP, independent accountants, for the periods indicated in its respective reports thereon. Such financial statements have been incorporated by reference in reliance upon such reports given upon the authority of Price Waterhouse LLP as experts in accounting and auditing.

                                LEGAL MATTERS

   Certain legal matters concerning the issuance of shares of Tax-Exempt will be passed upon by Gordon Altman Butowsky Weitzen Shalov & Wein, New York, New York. Such firm will rely on Lane Altman & Owens as to matters of Massachusetts law.

                            AVAILABLE INFORMATION

   Additional information about National Municipal and Tax-Exempt is available, as applicable, in the following documents which are incorporated herein by reference: (i) Tax-Exempt's Prospectus dated July 28, 1997, attached to this Proxy Statement and Prospectus, which Prospectus forms a part of Post-Effective Amendment No. 20 to Tax-Exempt's Registration Statement on Form N-1A (File Nos. 2-66268; 811-2979); (ii) Tax-Exempt's Annual Report for its fiscal year ended December 31, 1996 and its Semi-Annual Report for the six months ended June 30, 1997, accompanying this Proxy Statement and Prospectus; (iii) National Municipal's Prospectus dated November 26, 1996, which Prospectus forms a part of Post-Effective Amendment No. 3 to National Municipal's Registration Statement on Form N-1A (File Nos. 33-53015; 811-7163); and (iv) National Municipal's Annual Report for the fiscal year ended September 30, 1996 and its Semi-Annual Report for the six months ended March 31, 1997. The foregoing documents may be obtained without charge by calling (212) 293-2550 or (800) 526-3143.

   National Municipal and Tax-Exempt are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, file reports and other information with the Commission. Proxy material, reports and other information about National Municipal and Tax-Exempt which are of public record can be inspected and copied at public reference facilities maintained by the Commission at Room 1204, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and certain of its regional offices, and copies of such materials can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549.

                                OTHER BUSINESS

   Management of National Municipal knows of no business other than the matters specified above which will be presented at the Meeting. Since matters not known at the time of the solicitation may come before the Meeting, the proxy as solicited confers discretionary authority with respect to such matters as properly come before the Meeting, including any adjournment or adjournments thereof, and it is the intention of the persons named as attorneys-in-fact in the proxy to vote this proxy in accordance with their judgment on such matters.

                                                 By Order of the Board of
                                                 Trustees,


                                                 BARRY FINK,
                                                 Secretary
                                                 August  , 1997

                                                                     EXHIBIT A

                     AGREEMENT AND PLAN OF REORGANIZATION

   THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement") is made as of this 30th day of June, 1997, by and between DEAN WITTER TAX-EXEMPT SECURITIES TRUST, a Massachusetts business trust ("Tax-Exempt") and DEAN WITTER NATIONAL MUNICIPAL TRUST, a Massachusetts business trust ("National Municipal").

   This Agreement is intended to be and is adopted as a "plan of reorganization" within the meaning of Treas. Reg. 1.368-2(g), for a reorganization under Section 368(a) (1) of the Internal Revenue Code of 1986, as amended (the "Code"). The reorganization ("Reorganization") will consist of the transfer to Tax-Exempt of substantially all of the assets of National Municipal in exchange for the assumption by Tax-Exempt of all stated liabilities of National Municipal and the issuance by Tax-Exempt of Class B shares ("Tax-Exempt Shares"), to be distributed, after the Closing Date hereinafter referred to, to the shareholders of National Municipal in liquidation of National Municipal as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

   In consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. THE REORGANIZATION AND LIQUIDATION OF NATIONAL MUNICIPAL

   1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, National Municipal agrees to assign, deliver and otherwise transfer the National Municipal Assets (as defined in paragraph 1.2) to Tax-Exempt and Tax-Exempt agrees in exchange therefor to assume all of National Municipal's stated liabilities on the Closing Date as set forth in paragraph 1.3(a) and to deliver to National Municipal the number of Tax-Exempt Shares, including fractional Tax-Exempt Shares, determined by dividing the value of the National Municipal Assets, net of such stated liabilities, computed as of the Valuation Date (as defined in paragraph 2.1) in the manner set forth in paragraph 2.1, by the net asset value of a Tax-Exempt Share, computed at the time and date and in the manner set forth in paragraph 2.2. Such transactions shall take place at the closing provided for in paragraph 3.1 ("Closing").

   1.2 (a) The "National Municipal Assets" shall consist of all property, including without limitation, all cash (other than the "Cash Reserve" (as defined in paragraph 1.3(b)), cash equivalents, securities and dividend and interest receivables owned by National Municipal, and any deferred or prepaid expenses shown as an asset on National Municipal's books on the Valuation Date.

       (b) On or prior to the Valuation Date, National Municipal will provide Tax-Exempt with a list of all of National Municipal's assets to be assigned, delivered and otherwise transferred to Tax-Exempt and of the stated liabilities to be assumed by Tax-Exempt pursuant to this Agreement. National Municipal reserves the right to sell any of the securities on such list but will not, without the prior approval of Tax-Exempt, acquire any additional securities other than securities of the type in which Tax-Exempt is permitted to invest and in amounts agreed to in writing by Tax-Exempt. Tax-Exempt will, within a reasonable time prior to the Valuation Date, furnish National Municipal with a statement of Tax-Exempt's investment objectives, policies and restrictions and a list of the securities, if any, on the list referred to in the first sentence of this paragraph that do not conform to Tax-Exempt's investment objective, policies and restrictions. In the event that National Municipal holds any investments that Tax-Exempt is not permitted to hold, National Municipal will dispose of such securities on or prior to the Valuation Date. In addition, if it is determined that the portfolios of National Municipal and Tax-Exempt, when aggregated, would contain investments exceeding certain percentage limitations imposed upon Tax-Exempt with respect to such investments, National Municipal if requested by Tax-Exempt will, on or prior to the Valuation Date, dispose of and/or reinvest a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date (as defined in paragraph 3.1).

   1.3 (a) National Municipal will endeavor to discharge all of its liabilities and obligations on or prior to the Valuation Date. Tax-Exempt will assume all stated liabilities, which includes, without limitation, all expenses, costs, charges and reserves reflected on an unaudited Statement of Assets and Liabilities of National Municipal prepared by the Treasurer of National Municipal as of the Valuation Date in accordance with generally accepted accounting principles consistently applied from the prior audited period.

       (b) On the Valuation Date, National Municipal may establish a cash reserve, which shall not exceed 5% of National Municipal's net assets as of the close of business on the Valuation Date ("Cash Reserve") to be retained by National Municipal and used for the payment of its liabilities not discharged prior to the Valuation Date and for the expenses of dissolution.

   1.4 In order for National Municipal to comply with Section 852(a)(1) of the Code and to avoid having any investment company taxable income or net capital gain (as defined in Sections 852(b)(2) and 1222(11) of the Code, respectively) in the short taxable year ending with its dissolution, National Municipal will on or before the Valuation Date (a) declare a dividend in an amount large enough so that it will have declared dividends of all of its investment company taxable income and net capital gain, if any, for such taxable year (determined without regard to any deduction for dividends paid) and (b) distribute such dividend.

   1.5 On the Closing Date or as soon as practicable thereafter, National Municipal will distribute Tax-Exempt Shares received by National Municipal pursuant to paragraph 1.1 pro rata to its shareholders of record determined as of the close of business on the Valuation Date ("National Municipal Shareholders"). Such distribution will be accomplished by an instruction, signed by National Municipal's Secretary, to transfer Tax-Exempt Shares then credited to National Municipal's account on the books of Tax-Exempt to open accounts on the books of Tax-Exempt in the names of the National Municipal Shareholders and representing the respective pro rata number of Tax-Exempt Shares due such National Municipal Shareholders. All issued and outstanding shares of National Municipal simultaneously will be canceled on National Municipal's books; however, share certificates representing interests in National Municipal will represent a number of Tax-Exempt Shares after the Closing Date as determined in accordance with paragraph 2.3. Tax-Exempt will issue certificates representing Tax-Exempt Shares in connection with such exchange only upon the written request of a National Municipal Shareholder.

   1.6 Ownership of Tax-Exempt Shares will be shown on the books of Tax-Exempt's transfer agent. Tax-Exempt Shares will be issued in the manner described in Tax-Exempt's current Prospectus and Statement of Additional Information.

   1.7 Any transfer taxes payable upon issuance of Tax-Exempt Shares in a name other than the registered holder of Tax-Exempt Shares on National Municipal's books as of the close of business on the

Valuation Date shall, as a condition of such issuance and transfer, be paid by the person to whom Tax-Exempt Shares are to be issued and transferred.

   1.8 Any reporting responsibility of National Municipal is and shall remain the responsibility of National Municipal up to and including the date on which National Municipal is dissolved and deregistered pursuant to paragraph 1.9.

   1.9 Within one year after the Closing Date, National Municipal shall pay or make provision for the payment of all its liabilities and taxes, and distribute to the shareholders of National Municipal as of the close of business on the Valuation Date any remaining amount of the Cash Reserve (as reduced by the estimated cost of distributing it to shareholders). National Municipal shall be dissolved as a Massachusetts business trust and deregistered as an investment company under the Investment Company Act of 1940, as amended ("1940 Act"), promptly following the making of all distributions pursuant to paragraph 1.5.

   1.10 Copies of all books and records maintained on behalf of National Municipal in connection with its obligations under the 1940 Act, the Code, state blue sky laws or otherwise in connection with this Agreement will promptly after the Closing be delivered to officers of Tax-Exempt or their designee and Tax-Exempt or its designee shall comply with applicable record retention requirements to which National Municipal is subject under the 1940 Act.

2. VALUATION

   2.1 The value of the National Municipal Assets shall be the value of such assets computed as of 4:00 p.m. New York City time on the third day that the New York Stock Exchange is open for business following the receipt of the requisite approval by shareholders of National Municipal of this Agreement or at such time on such earlier or later date after such approval as may be mutually agreed upon in writing (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in Tax-Exempt's then current Prospectus and Statement of Additional Information.

   2.2 The net asset value of a Tax-Exempt Share shall be the net asset value per share computed on the Valuation Date, using the valuation procedures set forth in Tax-Exempt's then current Prospectus and Statement of Additional Information.

   2.3 The number of Tax-Exempt Shares (including fractional shares, if any) to be issued hereunder shall be determined by dividing the value of the National Municipal Assets, net of the liabilities of National Municipal assumed by Tax-Exempt pursuant to paragraph 1.1, determined in accordance with paragraph 2.1, by the net asset value of a Tax-Exempt Share determined in accordance with paragraph 2.2.

   2.4 All computations of value shall be made by Dean Witter Services Company Inc. ("Services") in accordance with its regular practice in pricing Tax-Exempt. Tax-Exempt shall cause Services to deliver a copy of its valuation report at the Closing.

3. CLOSING AND CLOSING DATE

   3.1 The Closing shall take place on the next business day following the Valuation Date (the "Closing Date"). The Closing shall be held as of 9:00 a.m. Eastern time, or at such other time as the parties may agree. The Closing shall be held in a location mutually agreeable to the parties hereto. All acts taking place at the Closing shall be deemed to take place simultaneously as of 9:00 a.m. Eastern time on the Closing Date unless otherwise provided.

    3.2 Portfolio securities held by National Municipal and represented by a certificate or other written instrument shall be presented by it or on its behalf to The Bank of New York (the "Custodian"), as custodian for Tax-Exempt, for examination no later than five business days preceding the Valuation Date. Such portfolio securities (together with any cash or other assets) shall be delivered by National Municipal to the Custodian for the account of Tax-Exempt on or before the Closing Date in conformity with applicable custody provisions under the 1940 Act and duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof in accordance with the custom of brokers. The portfolio securities shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price of such stamps. Portfolio securities and instruments deposited with a securities depository (as defined in Rule 17f-4 under the 1940 Act) shall be delivered on or before the Closing Date by book-entry in accordance with customary practices of such depository and the Custodian. The cash delivered shall be in the form of a Federal Funds wire, payable to the order of "The Bank of New York, Custodian for Dean Witter Tax-Exempt Securities Trust."

   3.3 In the event that on the Valuation Date, (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted or
(b) trading or the reporting of trading on such Exchange or elsewhere shall be disrupted so that, in the judgment of both Tax-Exempt and National Municipal, accurate appraisal of the value of the net assets of Tax-Exempt or the National Municipal Assets is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed without restriction or disruption and reporting shall have been restored.

   3.4 If requested, National Municipal shall deliver to Tax-Exempt or its designee (a) at the Closing, a list, certified by its Secretary, of the names, addresses and taxpayer identification numbers of the National Municipal Shareholders and the number and percentage ownership of outstanding National Municipal shares owned by each such National Municipal Shareholder, all as of the Valuation Date, and (b) as soon as practicable after the Closing, all original documentation (including Internal Revenue Service forms, certificates, certifications and correspondence) relating to the National Municipal Shareholders' taxpayer identification numbers and their liability for or exemption from back-up withholding. Tax-Exempt shall issue and deliver to such Secretary a confirmation evidencing delivery of Tax-Exempt Shares to be credited on the Closing Date to National Municipal or provide evidence satisfactory to National Municipal that such Tax-Exempt Shares have been credited to National Municipal's account on the books of Tax-Exempt. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4. COVENANTS OF TAX-EXEMPT AND NATIONAL MUNICIPAL

   4.1 Except as otherwise expressly provided herein with respect to National Municipal, Tax-Exempt and National Municipal each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and other distributions.

   4.2 Tax-Exempt will prepare and file with the Securities and Exchange Commission ("Commission") a registration statement on Form N-14 under the Securities Act of 1933, as amended ("1933 Act"), relating to Tax-Exempt Shares ("Registration Statement"). National Municipal will provide Tax-Exempt with the Proxy Materials as described in paragraph 4.3 below, for inclusion in the Registration Statement.

National Municipal will further provide Tax-Exempt with such other information and documents relating to Tax-Exempt as are reasonably necessary for the preparation of the Registration Statement.

   4.3 National Municipal will call a meeting of its shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein. National Municipal will prepare the notice of meeting, form of proxy and proxy statement (collectively, "Proxy Materials") to be used in connection with such meeting; provided that Tax-Exempt will furnish National Municipal with its currently effective prospectus for inclusion in the Proxy Materials and with such other information relating to Tax-Exempt as is reasonably necessary for the preparation of the Proxy Materials.

   4.4 National Municipal will assist Tax-Exempt in obtaining such information as Tax-Exempt reasonably requests concerning the beneficial ownership of National Municipal shares.

   4.5 Subject to the provisions of this Agreement, Tax-Exempt and National Municipal will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

   4.6 National Municipal shall furnish or cause to be furnished to Tax-Exempt within 30 days after the Closing Date a statement of National Municipal's assets and liabilities as of the Closing Date, which statement shall be certified by National Municipal's Treasurer and shall be in accordance with generally accepted accounting principles consistently applied. As promptly as practicable, but in any case within 60 days after the Closing Date, National Municipal shall furnish Tax-Exempt, in such form as is reasonably satisfactory to Tax-Exempt, a statement certified by National Municipal's Treasurer of National Municipal's earnings and profits for federal income tax purposes that will be carried over to Tax-Exempt pursuant to Section 381 of the Code.

   4.7 As soon after the Closing Date as is reasonably practicable, National Municipal (a) shall prepare and file all federal and other tax returns and reports of National Municipal required by law to be filed with respect to all periods ending on or before the Closing Date but not theretofore filed and
(b) shall pay all federal and other taxes shown as due thereon and/or all federal and other taxes that were unpaid as of the Closing Date, including without limitation, all taxes for which the provision for payment was made as of the Closing Date (as represented in paragraph 5.2(k)).

   4.8 Tax-Exempt agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act and the 1940 Act and to make such filings required by the state Blue Sky and securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

5. REPRESENTATIONS AND WARRANTIES

   5.1 Tax-Exempt represents and warrants to National Municipal as follows:

       (a) Tax-Exempt is a validly existing Massachusetts business trust with full power to carry on its business as presently conducted;

       (b) Tax-Exempt is a duly registered, open-end, management investment company, and its registration with the Commission as an investment company under the 1940 Act and the registration of its shares under the 1933 Act are in full force and effect;

        (c) All of the issued and outstanding shares of Tax-Exempt have been offered and sold in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws. Shares of Tax-Exempt are registered in all jurisdictions in which they are required to be registered under state securities laws and other laws, and said registrations, including any periodic reports or supplemental filings, are complete and current, all fees required to be paid have been paid, and Tax-Exempt is not subject to any stop order and is fully qualified to sell its shares in each state in which its shares have been registered;

       (d) The current Prospectus and Statement of Additional Information of Tax-Exempt conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the regulations thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

       (e) Tax-Exempt is not in, and the execution, delivery and performance of this Agreement will not result in a, material violation of any provision of Tax-Exempt's Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which Tax-Exempt is a party or by which it is bound;

       (f) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to its knowledge, threatened against Tax-Exempt or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business; and Tax-Exempt knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects, or is reasonably likely to materially and adversely effect, its business or its ability to consummate the transactions herein contemplated;

       (g) The Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets and Financial Highlights as of December 31, 1996, and for the year then ended, of Tax-Exempt certified by Price Waterhouse LLP (copies of which have been furnished to National Municipal), fairly present, in all materials respects, Tax-Exempt's financial condition as of such date in accordance with generally accepted accounting principles, and its results of such operations, changes in its net assets and financial highlights for such period, and as of such date there were no known liabilities of Tax-Exempt (contingent or otherwise) not disclosed therein that would be required in accordance with generally accepted accounting principles to be disclosed therein;

       (h) All issued and outstanding Tax-Exempt Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable with no personal liability attaching to the ownership thereof, except as set forth under the caption "Additional Information" in Tax-Exempt's current Prospectus incorporated by reference in the Registration Statement. Tax-Exempt does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares;

       (i) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of Tax-Exempt, and this Agreement constitutes a valid and binding obligation of Tax-Exempt enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors rights and to general equity principles. No other consents, authorizations or approvals are necessary in connection with Tax-Exempt's performance of this Agreement;

        (j) Tax-Exempt Shares to be issued and delivered to National Municipal, for the account of the National Municipal Shareholders, pursuant to the terms of this Agreement will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Tax-Exempt Shares, and will be fully paid and non-assessable with no personal liability attaching to the ownership thereof, except as set forth under the caption "Additional Information" in Tax-Exempt's current Prospectus incorporated by reference in the Registration Statement;

       (k) All material Federal and other tax returns and reports of Tax-Exempt required by law to be filed on or before the Closing Date have been filed and are correct, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports have been paid or provision has been made for the payment thereof, and to the best of Tax-Exempt's knowledge, no such return is currently under audit and no assessment has been asserted with respect to any such return;

       (l) For each taxable year since its inception, Tax-Exempt has met the requirements of Subchapter M of the Code for qualification and treatment as a "regulated investment company" and neither the execution or delivery of nor the performance of its obligations under this Agreement will adversely affect, and no other events are reasonably likely to occur which will adversely affect the ability of Tax-Exempt to continue to meet the requirements of Subchapter M of the Code;

       (m) Since December 31, 1996 there has been no change by Tax-Exempt in accounting methods, principles, or practices, including those required by generally accepted accounting principles;

       (n) The information furnished or to be furnished by Tax-Exempt for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations applicable thereto; and

       (o) The Proxy Materials to be included in the Registration Statement (only insofar as they relate to Tax-Exempt) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

   5.2 National Municipal represents and warrants to Tax-Exempt as follows:

       (a) National Municipal is a validly existing Massachusetts business trust with full power to carry on its business as presently conducted;

       (b) National Municipal is a duly registered, open-end, management investment company, and its registration with the Commission as an investment company under the 1940 Act and the registration of its shares under the 1933 Act are in full force and effect;

       (c) All of the issued and outstanding shares of beneficial interest of National Municipal have been offered and sold in compliance in all material respects with applicable requirements of the 1933 Act and state securities laws. Shares of National Municipal are registered in all jurisdictions in which they are required to be registered and said registrations, including any periodic reports or supplemental filings, are complete and current, all fees required to be paid have been paid, and National Municipal is not subject to any stop order and is fully qualified to sell its shares in each state in which its shares have been registered;

        (d) The current Prospectus and Statement of Additional Information of National Municipal conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the regulations thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

       (e) National Municipal is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of any provision of National Municipal's Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which National Municipal is a party or by which it is bound;

       (f) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to its knowledge, threatened against National Municipal or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business; and National Municipal knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects, or is reasonably likely to materially and adversely effect, its business or its ability to consummate the transactions herein contemplated;

       (g) The Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets and Financial Highlights of National Municipal as of September 30, 1996 and for the year then ended, certified by Price Waterhouse LLP (copies of which have been or will be furnished to Tax-Exempt) fairly present, in all material respects, National Municipal's financial condition as of such date, and its results of operations, changes in its net assets and financial highlights for such period in accordance with generally accepted accounting principles, and as of such date there were no known liabilities of National Municipal (contingent or otherwise) not disclosed therein that would be required in accordance with generally accepted accounting principles to be disclosed therein;

       (h) National Municipal has no material contracts or other commitments (other than this Agreement) that will be terminated with liability to it prior to the Closing Date;

       (i) All issued and outstanding shares of National Municipal are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable with no personal liability attaching to the ownership thereof, except as set forth under the caption "Additional Information" in National Municipal's current Prospectus incorporated by reference in the Registration Statement. National Municipal does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares, nor is there outstanding any security convertible to any of its shares. All such shares will, at the time of Closing, be held by the persons and in the amounts set forth in the list of shareholders submitted to Tax-Exempt pursuant to paragraph 3.4;

       (j) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of National Municipal, and subject to the approval of National Municipal's shareholders, this Agreement constitutes a valid and binding obligation of National Municipal, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors rights and to general equity principles. No other consents, authorizations or approvals are necessary in connection with National Municipal's performance of this Agreement;

        (k) All material federal and other tax returns and reports of National Municipal required by law to be filed on or before the Closing Date shall have been filed and are correct and all Federal and other taxes shown as due or required to be shown as due on said returns and reports have been paid or provision has been made for the payment thereof, and to the best of National Municipal's knowledge, no such return is currently under audit and no assessment has been asserted with respect to any such return;

       (l) For each taxable year since its inception, National Municipal has met all the requirements of Subchapter M of the Code for qualification and treatment as a "regulated investment company" and neither the execution or delivery of nor the performance of its obligations under this Agreement will adversely affect, and no other events are reasonably likely to occur which will adversely affect the ability of National Municipal to continue to meet the requirements of Subchapter M of the Code;

       (m) At the Closing Date, National Municipal will have good and valid title to the National Municipal Assets, subject to no liens (other than the obligation, if any, to pay the purchase price of portfolio securities purchased by National Municipal which have not settled prior to the Closing
Date), security interests or other encumbrances, and full right, power and authority to assign, deliver and otherwise transfer such assets hereunder, and upon delivery and payment for such assets, Tax-Exempt will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including any restrictions as might arise under the 1933 Act;

       (n) On the effective date of the Registration Statement, at the time of the meeting of National Municipal's shareholders and on the Closing Date, the Proxy Materials (exclusive of the currently effective Tax-Exempt's Prospectus contained therein) will (i) comply in all material respects with the provisions of the 1933 Act, the Securities Exchange Act of 1934, as amended ("1934 Act") and the 1940 Act and the regulations thereunder and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Any other information furnished by National Municipal for use in the Registration Statement or in any other manner that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with applicable federal securities and other laws and regulations thereunder;

       (o) National Municipal will, on or prior to the Valuation Date, declare one or more dividends or other distributions to shareholders that, together with all previous dividends and other distributions to shareholders, shall have the effect of distributing to the shareholders all of its investment company taxable income and net capital gain, if any, through the Valuation Date (computed without regard to any deduction for dividends paid);

       (p) National Municipal has maintained or has caused to be maintained on its behalf all books and accounts as required of a registered investment company in compliance with the requirements of Section 31 of the 1940 Act and the Rules thereunder; and

       (q) National Municipal is not acquiring Tax-Exempt Shares to be issued hereunder for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF NATIONAL MUNICIPAL

   The obligations of National Municipal to consummate the transactions provided for herein shall be subject, at its election, to the performance by Tax-Exempt of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

    6.1 All representations and warranties of Tax-Exempt contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

   6.2 Tax-Exempt shall have delivered to National Municipal a certificate of its President and Treasurer, in a form reasonably satisfactory to National Municipal and dated as of the Closing Date, to the effect that the representations and warranties of Tax-Exempt made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as National Municipal shall reasonably request;

   6.3 National Municipal shall have received a favorable opinion from Gordon Altman Butowsky Weitzen Shalov & Wein, counsel to Tax-Exempt, dated as of the Closing Date, to the effect that:

     (a) Tax-Exempt is a validly existing Massachusetts business trust, and has the power to own all of its properties and assets and to carry on its business as presently conducted (Massachusetts counsel may be relied upon in delivering such opinion); (b) Tax-Exempt is a duly registered, open-end, management investment company, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect; (c) this Agreement has been duly authorized, executed and delivered by Tax-Exempt and, assuming that the Registration Statement complies with the 1933 Act, the 1934 Act and the 1940 Act and regulations thereunder and assuming due authorization, execution and delivery of this Agreement by National Municipal, is a valid and binding obligation of Tax-Exempt enforceable against Tax-Exempt in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors rights and to general equity principles; (d) Tax-Exempt Shares to be issued to National Municipal Shareholders as provided by this Agreement are duly authorized and upon such delivery will be validly issued and outstanding and fully paid and non-assessable (except as set forth under the caption "Additional Information" in Tax-Exempt's Prospectus), and no shareholder of Tax-Exempt has any preemptive rights to subscription or purchase in respect thereof (Massachusetts counsel may be relied upon in delivering such opinion); (e) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate Tax-Exempt's Declaration of Trust or By-Laws; and (f) to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or any state is required for the consummation by Tax-Exempt of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities laws; and

   6.4 As of the Closing Date, there shall have been no material change in the investment objective, policies and restrictions nor any increase in the investment management fees or annual fees payable pursuant to Tax-Exempt's 12b-1 plan of distribution from those described in Tax-Exempt's Prospectus and Statement of Additional Information dated July 28, 1997.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF TAX-EXEMPT

   The obligations of Tax-Exempt to complete the transactions provided for herein shall be subject, at its election, to the performance by National Municipal of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

    7.1 All representations and warranties of National Municipal contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

   7.2 National Municipal shall have delivered to Tax-Exempt at the Closing a certificate of its President and its Treasurer, in form and substance satisfactory to Tax-Exempt and dated as of the Closing Date, to the effect that the representations and warranties of National Municipal made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as Tax-Exempt shall reasonably request;

   7.3 National Municipal shall have delivered to Tax-Exempt a statement of the National Municipal Assets and its liabilities, together with a list of National Municipal's portfolio securities and other assets showing the respective adjusted bases and holding periods thereof for income tax purposes, as of the Closing Date, certified by the Treasurer of National Municipal;

   7.4 National Municipal shall have delivered to Tax-Exempt within three business days after the Closing a letter from Price Waterhouse LLP dated as of the Closing Date stating that (a) such firm has performed a limited review of the federal and state income tax returns of National Municipal for each of the last three taxable years and, based on such limited review, nothing came to their attention that caused them to believe that such returns did not properly reflect, in all material respects, the federal and state income tax liabilities of National Municipal for the periods covered thereby, (b) for the period from September 30, 1997 to and including the Closing Date, such firm has performed a limited review (based on unaudited financial data) to ascertain the amount of applicable federal, state and local taxes and has determined that same either have been paid or reserves have been established for payment of such taxes, and, based on such limited review, nothing came to their attention that caused them to believe that the taxes paid or reserves set aside for payment of such taxes were not adequate in all materials respects for the satisfaction of all federal, state and local tax liabilities for the period from September 30, 1997 to and including the Closing Date and
(c) based on such limited reviews, nothing came to their attention that caused them to believe that National Municipal would not qualify as a regulated investment company for federal income tax purposes for any such year or period;

   7.5 Tax-Exempt shall have received at the Closing a favorable opinion from Gordon Altman Butowsky Weitzen Shalov & Wein, counsel to National Municipal, dated as of the Closing Date to the effect that:

     (a) National Municipal is a validly existing Massachusetts business trust and has the power to own all of its properties and assets and to carry on its business as presently conducted (Massachusetts counsel may be relied upon in delivering such opinion); (b) National Municipal is a duly registered, open-end, management investment company under the 1940 Act, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect; (c) this Agreement has been duly authorized, executed and delivered by National Municipal and, assuming that the Registration Statement complies with the 1933 Act, the 1934 Act and the 1940 Act and the regulations thereunder and assuming due authorization, execution and delivery of this Agreement by Tax-Exempt, is a valid and binding obligation of National Municipal enforceable against National Municipal in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors rights and to general equity principles; (d) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate National Municipal's Declaration of Trust or By-Laws; and (e) to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or any state is required for the consummation by National Municipal of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities laws; and

   7.6 On the Closing Date, the National Municipal Assets shall include no assets that Tax-Exempt, by reason of limitations of the fund's Declaration of Trust or otherwise, may not properly acquire.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF TAX-EXEMPT AND
   NATIONAL MUNICIPAL

   The obligations of National Municipal and Tax-Exempt hereunder are each subject to the further conditions that on or before the Closing Date:

   8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of National Municipal in accordance with the provisions of National Municipal's Declaration of Trust, and certified copies of the resolutions evidencing such approval shall have been delivered to Tax-Exempt;

   8.2 On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

   8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no-action" positions of and exemptive orders from such federal and state authorities) deemed necessary by Tax-Exempt or National Municipal to permit consummation, in all material respects, of the transactions contemplated herein shall have been obtained, except where failure to obtain any such consent, order or permit would not involve risk of a material adverse effect on the assets or properties of Tax-Exempt or National Municipal;

   8.4 The Registration Statement shall have become effective under the 1933 Act, no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

   8.5 National Municipal shall have declared and paid a dividend or dividends and/or other distribution or distributions that, together with all previous such dividends or distributions, shall have the effect of distributing to the National Municipal Shareholders all of National Municipal's investment company taxable income (computed without regard to any deduction for dividends paid) and all of its net capital gain (after reduction for any capital loss carry-forward and computed without regard to any deduction for dividends paid) for all taxable years ending on or before the Closing Date; and

   8.6 The parties shall have received a favorable opinion of the law firm of Gordon Altman Butowsky Weitzen Shalov & Wein (based on such representations as such law firm shall reasonably request), addressed to Tax-Exempt and National Municipal, which opinion may be relied upon by the shareholders of National Municipal, substantially to the effect that, for federal income tax purposes:

      (a) The transfer of substantially all of National Municipal's assets in exchange for Tax-Exempt Shares and the assumption by Tax-Exempt of certain stated liabilities of National Municipal followed by the distribution by National Municipal of Tax-Exempt Shares to the National Municipal Shareholders in exchange for their National Municipal shares will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code, and National Municipal and Tax-Exempt will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

     (b) No gain or loss will be recognized by Tax-Exempt upon the receipt of the assets of National Municipal solely in exchange for Tax-Exempt Shares and the assumption by Tax-Exempt of the stated liabilities of National Municipal;

     (c) No gain or loss will be recognized by National Municipal upon the transfer of the assets of National Municipal to Tax-Exempt in exchange for Tax-Exempt Shares and the assumption by Tax-Exempt of the stated liabilities or upon the distribution of Tax-Exempt Shares to the National Municipal Shareholders in exchange for their National Municipal shares;

     (d) No gain or loss will be recognized by the National Municipal Shareholders upon the exchange of the National Municipal shares for Tax-Exempt Shares;

     (e) The aggregate tax basis for Tax-Exempt Shares received by each National Municipal Shareholder pursuant to the reorganization will be the same as the aggregate tax basis of the National Municipal Shares held by each such National Municipal Shareholder immediately prior to the Reorganization;

     (f) The holding period of Tax-Exempt Shares to be received by each National Municipal Shareholder will include the period during which the National Municipal Shares surrendered in exchange therefor were held (provided such National Municipal Shares were held as capital assets on the date of the Reorganization);

     (g) The tax basis of the assets of National Municipal acquired by Tax-Exempt will be the same as the tax basis of such assets to National Municipal immediately prior to the Reorganization; and

     (h) The holding period of the assets of National Municipal in the hands of Tax-Exempt will include the period during which those assets were held by National Municipal.

Notwithstanding anything herein to the contrary, neither Tax-Exempt nor National Municipal may waive the conditions set forth in this paragraph 8.6.

9. FEES AND EXPENSES

   9.1 (a) Dean Witter InterCapital Inc. ("InterCapital"), the investment manager to both National Municipal and Tax-Exempt, shall bear all expenses incurred in connection with the carrying out of the provisions of this Agreement, including legal, accounting, Commission registration fees and Blue Sky expenses, printing, filing and proxy solicitation expenses and portfolio transfer taxes (if any) incurred in connection with the consummation of the transactions contemplated herein.

       (b) In the event the transactions contemplated herein are not consummated by reason of Tax-Exempt's or National Municipal's being either unwilling or unable to go forward, the funds' only respective obligations hereunder shall be to reimburse InterCapital for all reasonable out-of-pocket fees and expenses incurred by InterCapital in connection with those transactions.

 10. ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

   10.1 This Agreement constitutes the entire agreement between the parties.

   10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated herein, except that the representations, warranties and covenants of National Municipal hereunder shall not survive the dissolution and complete liquidation of National Municipal in accordance with Section 1.9.

11. TERMINATION

   11.1 This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

     (a) by the mutual written consent of National Municipal and Tax-Exempt;

     (b) by either Tax-Exempt or National Municipal by notice to the other, without liability to the terminating party on account of such termination (providing the termination party is not otherwise in material default or breach of this Agreement) if the Closing shall not have occurred on or before January 31, 1998; or

     (c) by either Tax-Exempt or National Municipal, in writing without liability to the terminating party on account of such termination (provided the terminating party is not otherwise in material default or breach of this Agreement), if (i) the other party shall fail to perform in any material respect its agreements contained herein required to be performed on or prior to the Closing Date, (ii) the other party materially breaches any of its representations, warranties or covenants contained herein, (iii) the National Municipal shareholders fail to approve this Agreement at any meeting called for such purpose at which a quorum was present or (iv) any other condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

   11.2 (a) Termination of this Agreement pursuant to paragraphs 11.1 (a) or
(b) shall terminate all obligations of the parties hereunder and there shall be no liability for damages on the part of Tax-Exempt or National Municipal or the trustees or officers of Tax-Exempt or National Municipal, to any other party or its trustees or officers.

        (b) Termination of this Agreement pursuant to paragraph 11.1 (c) shall terminate all obligations of the parties hereunder and there shall be no liability for damages on the part of Tax-Exempt or National Municipal or the trustees or officers of Tax-Exempt or National Municipal, except that any party in breach of this Agreement shall, upon demand, reimburse InterCapital for all reasonable out-of-pocket fees and expenses incurred in connection with the transactions contemplated by this Agreement, including legal, accounting and filing fees.

12. AMENDMENTS

   This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the parties; provided, however, that following the meeting of National Municipal's shareholders called by National Municipal pursuant to paragraph 4.3, no such amendment may have the effect of changing the provisions for determining the number of Tax-Exempt Shares to be issued to the National Municipal Shareholders under this Agreement to the detriment of such National Municipal Shareholders without their further approval.

13. MISCELLANEOUS

   13.1 The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

   13.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

   13.3 This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

   13.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

   13.5 The obligations and liabilities of Tax-Exempt hereunder are solely those of Tax-Exempt. It is expressly agreed that no shareholder, nominee, trustee, officer, agent, or employee of Tax-Exempt shall be personally liable hereunder. The execution and delivery of this Agreement have been authorized by the directors of Tax-Exempt and signed by authorized officers of Tax-Exempt acting as such, and neither such authorization by such trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally.

   13.6 The obligations and liabilities of National Municipal hereunder are solely those of National Municipal. lt is expressly agreed that no shareholder, nominee, trustee, officer, agent, or employee of National Municipal shall be personally liable hereunder. The execution and delivery of this Agreement have been authorized by the trustees of National Municipal and signed by authorized officers of National Municipal acting as such, and neither such authorization by such trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally.

    IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by a duly authorized officer.

                                      DEAN WITTER NATIONAL MUNICIPAL TRUST


                                      BY: /s/ Charles A. Fiumefreddo
                                          ...................................
                                          NAME: CHARLES A. FIUMEFREDDO
                                          TITLE: PRESIDENT



                                      DEAN WITTER TAX-EXEMPT SECURITIES TRUST


                                      By: /s/ Barry Fink
                                          ...................................
                                          NAME: BARRY FINK
                                          TITLE: VICE PRESIDENT

             PROSPECTUS
             JULY 28, 1997


             Dean Witter Tax-Exempt Securities Trust (the "Fund") is an open-end, diversified management investment company, whose investment objective is to provide a high level of current income exempt from federal income tax, consistent with the preservation of capital. The Fund invests principally in tax-exempt fixed-income securities which are rated in the three highest categories by Moody's Investors Service, Inc. or Standard & Poor's Corporation. (See "Investment Objective and Policies.")

   The Fund offers four classes of shares (each, a "Class"), each with a different combination of sales charges, ongoing fees and other features. The different distribution arrangements permit an investor to choose the method of purchasing shares that the investor believes is most beneficial given the amount of the purchase, the length of time the investor expects to hold the shares and other relevant circumstances. Shares of the Fund held prior to July 28, 1997 have been designated Class D shares. (See "Purchase of Fund Shares--Alternative Purchase Arrangements.")

             This Prospectus sets forth concisely the information you should know before investing in the Fund. It should be read and retained for future reference. Additional information about the Fund is contained in the Statement of Additional Information, dated July 28, 1997, which has been filed with the Securities and Exchange Commission, and which is available at no charge upon request of the Fund at the address or telephone numbers listed on this page. The Statement of Additional Information is incorporated herein by reference.

             Dean Witter
             Tax-Exempt Securities Trust
             Two World Trade Center
             New York, New York 10048
             (212) 392-2550 or
             (800) 869-NEWS (toll-free)

             TABLE OF CONTENTS

Prospectus Summary/  2
Summary of Fund Expenses/  4
Financial Highlights/  6
The Fund and its Management/  7
Investment Objective and Policies/  7
 Risk Considerations and Investment Practices/  10
Investment Restrictions/  12
Purchase of Fund Shares/  13
Shareholder Services/  23
Redemptions and Repurchases/  26
Dividends, Distributions and Taxes/  27
Performance Information/  28
Additional Information/  29

Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank, and the shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             Dean Witter Distributors Inc.
             Distributor

PROSPECTUS SUMMARY
-----------------------------------------------------------------------------

The                 The Fund is organized as a Trust, commonly known as a Massachusetts business trust, and is
Fund                an open-end, diversified management investment company investing principally in investment grade, tax-exempt fixed-income securities (see page 7).
------------------- -------------------------------------------------------------------------------------------
Shares              Shares of beneficial interest with $0.01 par value (see page 29). The Fund offers four
Offered             Classes of shares, each with a different combination of sales charges, ongoing fees and other features (see pages 13-22).
------------------- -------------------------------------------------------------------------------------------
Minimum             The minimum initial investment for each Class is $1,000 ($100 if the account is opened
Purchase            through EasyInvest (Service Mark) ). Class D shares are only available to persons investing
                    $5 million or more and to certain other limited categories of investors. For the purpose of meeting the minimum $5 million investment for Class D shares, and subject to the $1,000 minimum initial investment for each Class of the Fund, an investor's existing holdings of
                    Class A shares and shares of funds for which Dean Witter InterCapital Inc. serves as investment manager ("Dean Witter Funds") that are sold with a front-end sales charge, and concurrent investments in Class D shares of the Fund and other Dean Witter Funds that are multiple class funds, will be aggregated. The minimum subsequent investment is $100 (see page 13).
------------------- -------------------------------------------------------------------------------------------
Investment          The investment objective of the Fund is to provide a high level of current income exempt
Objective           from federal income tax, consistent with the preservation of capital (see page 7).
------------------- -------------------------------------------------------------------------------------------
Investment          Dean Witter InterCapital Inc. ("InterCapital"), the Investment Manager of the Fund, and its
Manager             wholly-owned subsidiary, Dean Witter Services Company Inc., serve in various investment management, advisory, management and administrative capacities to 100 investment companies and other portfolios with assets of approximately $96.6 billion at June 30, 1997 (see page
                    7).
------------------- -------------------------------------------------------------------------------------------
Management Fee      The monthly fee is at an annual rate of 1/2 of 1% of average daily net assets, scaled down on assets over $500 million (see page 7).
------------------- -------------------------------------------------------------------------------------------
Distributor and     Dean Witter Distributors Inc. (the "Distributor"). The Fund has adopted a distribution plan
Distribution        pursuant to Rule 12b-1 under the Investment Company Act (the "12b-1 Plan") with respect to
Fee                 the distribution fees paid by the Class A, Class B and Class C shares of the Fund to the
                    Distributor. The entire 12b-1 fee payable by Class A and a portion of the 12b-1 fee payable by each of Class B and Class C equal to 0.15% of the average daily net assets of Class B and 0.25% of the average daily net assets of Class C are currently each characterized as a service fee within the meaning of the National Association of Securities Dealers, Inc.
                    guidelines. The remaining portion of the 12b-1 fee, if any, is characterized as an asset-based sales charge (see pages 13 and 21).
------------------- -------------------------------------------------------------------------------------------
Alternative         Four classes of shares are offered:
Purchase            o Class A shares are offered with a front-end sales charge, starting at 4.25% and reduced
Arrangements        for larger purchases. Investments of $1 million or more (and investments by certain other limited categories of investors) are not subject to any sales charge at the time of purchase but a contingent deferred sales charge ("CDSC") of 1.0% may be imposed on redemptions within one year of purchase. The Fund is authorized to reimburse the
                    Distributor for specific expenses incurred in promoting the distribution of the Fund's
                    Class A shares and servicing shareholder accounts pursuant to the Fund's 12b-1 Plan.
                    Reimbursement may in no event exceed an amount equal to payments at an annual rate of 0.25%
                    of average daily net assets of the Class (see pages 13, 16 and 21).


-----------------------------------------------------------------------------

                  o Class B shares are offered without a front-end sales charge, but will in most cases be subject to a CDSC (scaled down from 5.0% to 1.0%) if redeemed within six years after purchase. The CDSC will be imposed on any redemption of shares if after such redemption the aggregate current value of a
                  Class B account with the Fund falls below the aggregate amount of the investor's purchase payments made during the six years preceding the redemption. Class B shares are also subject to a 12b-1 fee assessed at the annual rate of 0.60% of the average daily net assets of Class B. Class B shares convert to Class A shares approximately ten years after the date of the original purchase (see pages 13, 18 and 21).

                  o Class C shares are offered without a front-end sales charge, but will in most cases be subject to a CDSC of 1.0% if redeemed within one year after purchase. The Fund is authorized to reimburse the
                  Distributor for specific expenses incurred in promoting the distribution of the Fund's Class C shares and servicing shareholder accounts pursuant to the Fund's 12b-1 Plan. Reimbursement may in no event exceed an amount equal to payments at an annual rate of 0.70% of average daily net assets of the Class (see pages 13, 20 and 21).

                  o Class D shares are offered only to investors meeting an initial investment minimum of $5 million and to certain other limited categories of investors. Class D shares are offered without a front-end sales charge or CDSC and are not subject to any 12b-1 fee (see pages 13, 20 and 21). All shares of the Fund held prior to July 28, 1997 have been designated Class D shares. Additional investments in Class D shares by shareholders holding such shares may only be made if those shareholders are otherwise eligible to purchase Class D shares. However, shareholders holding such shares will receive the benefit of the value of such shares towards reduced sales charges on purchases of Class A shares pursuant to the Fund's "Right of Accumulation" (see page 17).
----------------- ---------------------------------------------------------------------------------------------------
Dividends and     Dividends from net investment income are declared daily and paid monthly; capital gains, if any,
 Capital Gains    may be distributed annually or retained for reinvestment by the Fund. Dividends and capital gains
 Distributions    distributions paid on shares of a Class are automatically reinvested in additional shares of the same Class at net asset value unless the shareholder elects to receive cash. Shares acquired by dividend and distribution reinvestment will not be subject to any sales charge or CDSC (see pages
                  23 and 27).
----------------- ---------------------------------------------------------------------------------------------------
Redemption        Shares are redeemable by the shareholder at net asset value less any applicable CDSC on Class A,
                  Class B or Class C shares. An account may be involuntarily redeemed if the total value of the account is less than $100 or, if the account was opened through EasyInvest (Service Mark), if after twelve months the shareholder has invested less than $1,000 in the account (see page 26).
----------------- ---------------------------------------------------------------------------------------------------
Risks             The value of the Fund's portfolio securities, and therefore the Fund's net asset value per share, may increase or decrease due to various factors, principally changes in prevailing interest rates and the ability of the issuers of the Fund's portfolio securities to pay interest and principal on such obligations. The Fund may purchase when-issued and delayed delivery securities (see page 10).
                  The Fund may also invest in futures and options, which may be considered speculative in nature and which may involve greater risks than those customarily assumed by certain other investment companies which do not invest in such instruments (see pages 10-12).
----------------- ---------------------------------------------------------------------------------------------------


The above is qualified in its entirety by the detailed information appearing elsewhere in the Prospectus and in the Statement of Additional Information.

SUMMARY OF FUND EXPENSES
-----------------------------------------------------------------------------

   The following table illustrates all expenses and fees that a shareholder of the Fund will incur. The expenses and fees set forth in the table are based on the expenses and fees for the fiscal year ended December 31, 1996.

                                                       CLASS A      CLASS B      CLASS C      CLASS D
                                                    ------------ ------------ ------------ -----------
Shareholder Transaction Expenses
---------------------------------------------------
Maximum Sales Charge Imposed on Purchases (as a
 percentage of offering price) .....................     4.25%(1)     None         None        None
Sales Charge Imposed on Dividend Reinvestments  ....     None         None         None        None
Maximum Contingent Deferred Sales Charge
 (as a percentage of original purchase price or
 redemption proceeds)...............................     None(2)      5.00%(3)     1.00%(4)    None
Redemption Fees.....................................     None         None         None        None
Exchange Fee........................................     None         None         None        None
Annual Fund Operating Expenses (as a percentage of average net assets)
--------------------------------------------  .............................................
Management Fees ....................................     0.43%        0.43%        0.43%       0.43%
12b-1 Fees (5)(6)...................................     0.25%        0.60%        0.70%       None
Other Expenses .....................................     0.05%        0.05%        0.05%       0.05%
Total Fund Operating Expenses (7)...................     0.73%        1.08%        1.18%       0.48%

------------
(1) Reduced for purchases of $25,000 and over (see "Purchase of Fund Shares--Initial Sales Charge Alternative--Class A Shares").
(2) Investments that are not subject to any sales charge at the time of purchase are subject to a CDSC of 1.00% that will be imposed on redemptions made within one year after purchase, except for certain specific circumstances (see "Purchase of Fund Shares--Initial Sales Charge Alternative--Class A Shares").
(3) The CDSC is scaled down to 1.00% during the sixth year, reaching zero thereafter.
(4) Only applicable to redemptions made within one year after purchase (see "Purchase of Fund Shares--Level Load Alternative--Class C Shares").
(5) The 12b-1 fee is accrued daily and payable monthly. The entire 12b-1 fee payable by Class A and a portion of the 12b-1 fee payable by each of Class B and Class C equal to 0.15% of the average daily net assets of Class B and 0.25% of the average daily net assets of Class C are currently each characterized as a service fee within the meaning of National Association of Securities Dealers, Inc. ("NASD") guidelines and are payments made for personal service and/or maintenance of shareholder accounts. The remainder of the 12b-1 fee, if any, is an asset-based sales charge, and is a distribution fee paid to the Distributor to compensate it for the services provided and the expenses borne by the Distributor and others in the distribution of the Fund's shares (see "Purchase of Fund Shares--Plan of Distribution").
(6) Upon conversion of Class B shares to Class A shares, such shares will be subject to the lower 12b-1 fee applicable to Class A shares. No sales charge is imposed at the time of conversion of Class B shares to Class A shares. Class C shares do not have a conversion feature and, therefore, are subject to an ongoing 0.70% distribution fee (see "Purchase of Fund Shares--Alternative Purchase Arrangements").
(7) There were no outstanding shares of Class A, Class B or Class C prior to the date of this Prospectus. Accordingly, "Total Fund Operating Expenses," as shown above with respect to those Classes, are based upon the sum of 12b-1 Fees, Management Fees and estimated "Other Expenses."

-----------------------------------------------------------------------------

 EXAMPLES                                                         1 YEAR   3 YEARS   5 YEARS   10 YEARS
--------------------------------------------------------------- -------- --------- --------- ----------
You would pay the following expenses on a $1,000 investment
assuming (1) a 5% annual return and (2) redemption at the end of each time period:
  Class A ......................................................   $50       $65       $81       $129
  Class B ......................................................   $61       $64       $80       $132
  Class C.......................................................   $22       $37       $65       $143
  Class D ......................................................   $ 5       $15       $27       $ 60

You would pay the following expenses on the same $1,000
investment assuming no redemption at the end of the period:
  Class A ......................................................   $50       $65       $81       $129
  Class B ......................................................   $11       $34       $60       $132
  Class C ......................................................   $12       $37       $65       $143
  Class D ......................................................   $ 5       $15       $27       $ 60

   THE ABOVE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR PERFORMANCE. ACTUAL EXPENSES OF EACH CLASS MAY BE GREATER OR LESS THAN THOSE SHOWN.

   The purpose of this table is to assist the investor in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly. For a more complete description of these costs and expenses, see "The Fund and its Management," "Purchase of Fund Shares--Plan of
Distribution" and "Redemptions and Repurchases."

   Long-term shareholders of Class B and Class C may pay more in sales charges, including distribution fees, than the economic equivalent of the maximum front-end sales charges permitted by the NASD.

FINANCIAL HIGHLIGHTS
-----------------------------------------------------------------------------

   The following ratios and per share data for a share of beneficial interest outstanding throughout each period have been audited by Price Waterhouse LLP, independent accountants. The financial highlights should be read in conjunction with the financial statements, the notes thereto and the unqualified report of independent accountants, which are contained in the Statement of Additional Information. Further information about the performance of the Fund is contained in the Fund's Annual Report to Shareholders, which may be obtained without charge upon request to the Fund. All shares of the Fund held prior to July 28, 1997 have been designated Class D shares.

                                   FOR THE YEAR ENDED DECEMBER 31,
                           ---------------------------------------------
                              1996     1995     1994      1993     1992
-------------------------- -------- -------- --------- -------- --------
PER SHARE OPERATING
 PERFORMANCE:
Net asset value,
 beginning of period ......  $12.09   $11.01   $12.41    $11.88   $11.65
                           -------- -------- --------- -------- --------
Net investment income  ....    0.65     0.67     0.70      0.77     0.79
Net realized and
 unrealized gain (loss)  ..   (0.24)    1.19    (1.37)     0.54     0.23
                           -------- -------- --------- -------- --------
Total from investment
  operations ..............    0.41     1.86    (0.67)     1.31     1.02
                           -------- -------- --------- -------- --------
Less dividends and
 distributions from:
 Net investment income  ...   (0.65)   (0.67)   (0.70)    (0.77)   (0.79)
 Net realized gain ........   (0.08)   (0.11)   (0.03)    (0.01)    --
                           -------- -------- --------- -------- --------
Total dividends and
  distributions ...........   (0.73)   (0.78)   (0.73)    (0.78)   (0.79)
                           -------- -------- --------- -------- --------
Net asset value,
 end of period ............  $11.77   $12.09   $11.01    $12.41   $11.88
                           ======== ======== ========= ======== ========
TOTAL INVESTMENT RETURN+       3.61%   17.37%   (5.55)%   11.23%    9.09%
RATIOS TO AVERAGE NET
 ASSETS:
Expenses ..................    0.48%    0.48%    0.47%     0.47%    0.49%
Net investment income .....    5.52%    5.76%    6.02%     6.23%    6.74%
SUPPLEMENTAL DATA:
Net assets, end of period,
  in millions .............  $1,190   $1,325   $1,295    $1,582   $1,323
Portfolio turnover rate  ..      18%      21%      16%       13%       4%

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                              1991     1990     1989     1988     1987
-------------------------- -------- -------- -------- -------- ---------
PER SHARE OPERATING
 PERFORMANCE:
Net asset value,
 beginning of period ......  $11.09   $11.28   $10.96   $10.45   $11.50
                           -------- -------- -------- -------- ---------
Net investment income  ....    0.80     0.80     0.81     0.81     0.80
Net realized and
 unrealized gain (loss)  ..    0.56    (0.18)    0.32     0.51    (0.97)
                           -------- -------- -------- -------- ---------
Total from investment
  operations ..............    1.36     0.62     1.13     1.32    (0.17)
                           -------- -------- -------- -------- ---------
Less dividends and
 distributions from:
 Net investment income  ...   (0.80)   (0.81)   (0.81)   (0.81)   (0.83)
 Net realized gain ........    --       --       --       --      (0.05)
                           -------- -------- -------- -------- ---------
Total dividends and
  distributions ...........   (0.80)   (0.81)   (0.81)   (0.81)   (0.88)
                           -------- -------- -------- -------- ---------
Net asset value,
 end of period ............  $11.65   $11.09   $11.28   $10.96   $10.45
                           ======== ======== ======== ======== =========
TOTAL INVESTMENT RETURN+      12.71%    5.86%   10.61%   13.02%   (1.44)%
RATIOS TO AVERAGE NET
 ASSETS:
Expenses ..................    0.51%    0.51%    0.51%    0.54%    0.52%
Net investment income .....    7.05%    7.25%    7.31%    7.51%    7.42%
SUPPLEMENTAL DATA:
Net assets, end of period,
  in millions .............  $1,145   $1,010   $1,033    $908      $896
Portfolio turnover rate  ..      10%      19%      13%      17%      37%

------------

+ Does not reflect the deduction of sales load. Calculated based on the net asset value as of the last business day of the period.

THE FUND AND ITS MANAGEMENT
-----------------------------------------------------------------------------

   Dean Witter Tax-Exempt Securities Trust (the "Fund") is an open-end, diversified management investment company incorporated in Maryland on December 13, 1979. The Fund reorganized as a trust of the type commonly known as a "Massachusetts business trust" on April 30, 1987.

   Dean Witter InterCapital Inc. ("InterCapital" or the "Investment Manager"), whose address is Two World Trade Center, New York, New York 10048, is the Fund's Investment Manager. The Investment Manager, which was incorporated in July, 1992, is a wholly-owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co., a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses--securities, asset management and credit services.

   InterCapital and its wholly-owned subsidiary, Dean Witter Services Company Inc., serve in various investment management, advisory, management and administrative capacities to a total of 100 investment companies, thirty of which are listed on the New York Stock Exchange, with combined total net assets of approximately $93.1 billion as of June 30, 1997. The Investment Manager also manages portfolios of pension plans, other institutions and individuals which aggregated approximately $3.5 billion at such date.

   The Fund has retained the Investment Manager to provide administrative services, manage its business affairs and manage the investment of the Fund's assets, including the placing of orders for the purchase and sale of portfolio securities. InterCapital has retained Dean Witter Services Company Inc. to perform the aforementioned administrative services for the Fund.

   The Fund's Trustees review the various services provided by or under the direction of the Investment Manager to ensure that the Fund's general investment policies and programs are being properly carried out and that administrative services are being provided to the Fund in a satisfactory manner.

   As full compensation for the services and facilities furnished to the Fund and for expenses of the Fund assumed by the Investment Manager, the Fund pays the Investment Manager monthly compensation calculated daily at an annual rate of 0.50% of the daily net assets of the Fund up to $500 million, scaled down at various asset levels to 0.325% on net assets over $1.25 billion. For the fiscal year ended December 31, 1996, the Fund accrued total compensation to the Investment Manager amounting to 0.43% of the Fund's average daily net assets and the Fund's total expenses amounted to 0.48% of the Fund's average daily net assets.

INVESTMENT OBJECTIVE AND POLICIES
-----------------------------------------------------------------------------

   The investment objective of the Fund is to provide a high level of current income which is exempt from federal income tax, consistent with the preservation of capital. There is no assurance that this objective will be achieved. This objective is fundamental and may not be changed without shareholder approval. The Fund seeks to achieve its investment objective by investing its assets in accordance with the following policies:

   1. At least 80% of the Fund's total assets will be invested in tax-exempt securities, except as stated in paragraph (5) below. Tax-exempt securities consist of Municipal Bonds and Municipal Notes ("Municipal Obligations") and Municipal Commercial Paper.

   2. At least 75% of the Fund's total assets will be invested in: (a) Municipal Bonds which are rated at the time of purchase within the three highest grades by Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Corporation ("S&P"); (b) Municipal Notes which at the time of purchase are rated in the two highest grades by Moody's or S&P, or, if not rated, have outstanding one or more issues of Municipal Bonds rated as set forth in clause (a) of this paragraph; and (c) Municipal Commercial Paper which at the time of purchase are rated P-1 by Moody's or A-1 by S&P.

   3. Up to 25% of the Fund's total assets may be invested in tax-exempt securities which are not rated by Moody's or S&P or, if rated, are not within the rating categories of Moody's or S&P stated in paragraph (2) above.

   4. In accordance with the current position of the staff of the Securities and Exchange Commission, tax-exempt securities which are subject to the federal alternative minimum tax for individual shareholders will not be included in the 80% total described in paragraph 1 above. (See "Dividends, Distributions and Taxes," below.) As such, the remaining 20% of the Fund's total assets may be invested in tax-exempt securities subject to the alternative minimum tax.

   5. Inclusive of paragraph 4 above, up to 20% of the Fund's total assets may be invested in taxable money market instruments under any one or more of the following circumstances: (a) pending investment of proceeds of sale of Fund shares or of portfolio securities; (b) pending settlement of purchases of portfolio securities; and (c) to maintain liquidity for the purpose of meeting anticipated redemptions. In addition, the Fund may temporarily invest more than 20% of its total assets in taxable securities, or in tax-exempt securities subject to the federal alternative minimum tax for individual shareholders, to maintain a "defensive" posture when, in the opinion of the Investment Manager, it is advisable to do so because of market conditions. The types of taxable securities in which the Fund may temporarily invest are limited to the following short-term fixed-income securities (maturing in one year or less from the time of purchase): (i) obligations of the United States Government, its agencies, instrumentalities or authorities; (ii) commercial paper rated P-1 by Moody's or A-1 by S&P; (iii) certificates of deposit of domestic banks with assets of $1 billion or more; and (iv) repurchase agreements with respect to any of the foregoing portfolio securities.

   Municipal Obligations are debt obligations of states, cities, municipalities and municipal agencies which generally have maturities, at the time of their issuance, of either one year or more (Bonds) or from six months to three years (Notes). Municipal Commercial Paper refers to short-term obligations of municipalities. Any Municipal Obligation which depends directly or indirectly on the credit of the Federal Government shall be considered to have a rating of Aaa/AAA. The Fund may purchase Municipal Obligations which had originally been issued by the same issuer as two separate series of the same issue with different interest rates, but which are now linked together to form one series.

   While the Fund may invest up to 25% of its total assets in Municipal Obligations which are unrated or, if rated, are not within the three highest Bond rating categories of Moody's or S&P or the two highest Note rating categories of Moody's or S&P, the Fund does not intend to invest in Municipal Bonds which are rated below either Baa by Moody's or BBB by S&P (the lowest ratings considered investment grade) or, if not rated, are deemed by the Investment Manager to be below investment grade, in amounts exceeding 5% of its total assets. Investments in Municipal Bonds rated either Baa by Moody's or BBB by S&P may have speculative characteristics and, therefore, changes in economic conditions or other circumstances are more likely to weaken their capacity to make principal and interest payments than would be the case with investments in securities with higher credit ratings. Municipal Bonds rated below investment grade may not currently be paying any interest and may have extremely poor prospects of ever attaining any real investment standing.

   The two principal classifications of Municipal Obligations and Commercial Paper are "general obligation" and "revenue" obligations or commercial paper. General obligation bonds, notes or commercial paper are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Issuers of general obligation bonds, notes or commercial paper include a state, its counties, cities, towns and other government units. Revenue bonds, notes or commercial paper are payable from the revenues derived from a particular facility or class of facilities or, in some cases, from specific revenue sources. Revenue bonds, notes or commercial paper are issued for a wide variety of purposes, including the financing of electric, gas, water and sewer systems and other public utilities; industrial development and pollution control facilities; single and multi-family housing units; public buildings and facilities; air and marine ports; transportation facilities such as toll roads, bridges and tunnels; and health and educational facilities such as hospitals and dormitories. They rely primarily on user fees to pay debt service, although the principal revenue source is often supplemented by additional security features which are intended to enhance the creditworthiness of the issuer's obligations. In some cases, particularly revenue bonds issued to finance housing and public buildings, a direct or implied "moral obligation" of a governmental unit may be pledged to the payment of debt service. In other cases, a special tax or other charge may augment user fees.

   Included within the revenue category are participations in lease obligations or installment purchase contracts (hereinafter collectively called "lease obligations") of municipalities. State and local governments issue lease obligations to acquire equipment and facilities.

   Lease obligations may have risks not normally associated with general obligation or other revenue bonds. Leases and installment purchase or conditional sale contracts (which may provide for title to the leased asset to pass eventually to the issuer) have developed as a means for governmental issuers to acquire property and equipment without the necessity of complying with the constitutional and statutory requirements generally applicable for the issuance of debt. Certain lease obligations contain "non-appropriation" clauses that provide that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on an annual or other periodic basis. Consequently, continued lease payments on those lease obligations containing "non-appropriation" clauses are dependent on future legislative actions. If such legislative actions do not occur, the holders of the lease obligation may experience difficulty in exercising their rights, including disposition of the property.

   Lease obligations represent a type of financing that may not have the depth of marketability associated with more conventional municipal obligations, and, as a result, certain of such lease obligations may be considered illiquid securities. To determine whether or not the Fund will consider such securities to be illiquid (the Fund may not invest more than ten percent of its net assets in illiquid securities), the Trustees of the Fund have established guidelines to be utilized by the Fund in determining the liquidity of a lease obligation. The factors to be considered in making the determination include: 1) the frequency of trades and quoted prices for the obligation; 2) the number of dealers willing to purchase or sell the security and the number of other potential purchasers; 3) the willingness of dealers to undertake to make a market in the security; and 4) the nature of the marketplace trades, including, the time needed to dispose of the security, the method of soliciting offers, and the mechanics of the transfer.

   The interest rates payable on certain Municipal Bonds and Municipal Notes are not fixed and may fluctuate based upon changes in market rates. Municipal obligations of this type are called "variable rate" obligations. The interest rate payable on a variable rate obligation is adjusted either at predesignated periodic intervals or whenever there is a change in the market rate of interest on which the interest rate payable is based.

   The foregoing percentage and rating policies apply at the time of acquisition of a security based on the last previous determination of the Fund's net asset value. Any subsequent change in any rating by a rating service or change in percentages resulting from market fluctuations or other changes in the Fund's total assets will not require elimination of any security from the Fund's portfolio until such time as the Investment Manager determines that it is practicable to sell the security without undue market or tax consequences to the Fund.

   The ratings assigned by Moody's and S&P represent their opinions as to the quality of the securities which they undertake to rate (see the Appendix to the Statement of Additional Information). It should be emphasized, however, that the ratings are general and not absolute standards of quality.

   When-Issued and Delayed Delivery Securities. The Fund may purchase tax-exempt securities on a when-issued or delayed delivery basis; i.e., delivery and payment can take place a month or more after the date of the transaction. These securities are subject to market fluctuation and no interest accrues to the purchaser prior to settlement. At the time the Fund makes the commitment to purchase such securities, it will record the transaction and thereafter reflect the value, each day, of such securities in determining its net asset value. An increase in the percentage of the Fund's assets committed to the purchase of securities on a when-issued or delayed delivery basis may increase the volatility of the Fund's net asset value.

   Zero Coupon Securities. A portion of the fixed-income securities purchased by the Fund may be zero coupon securities. Such securities are purchased at a discount from their face amount, giving the purchaser the right to receive their full value at maturity. The interest earned on such securities is, implicitly, automatically compounded and paid out at maturity. While such compounding at a constant rate eliminates the risk of receiving lower yields upon reinvestment of interest if prevailing interest rates decline, the owner of a zero coupon security will be unable to participate in higher yields upon reinvestment of interest received on interest-paying securities if prevailing interest rates rise.

   A zero coupon security pays no interest to its holder during its life. Therefore, to the extent the Fund invests in zero coupon securities, it will not receive current cash available for distribution to shareholders. In addition, zero coupon securities are subject to substantially greater price fluctuations during periods of changing prevailing interest rates than are comparable securities which pay interest on a current basis. Current federal tax law requires that a holder (such as the Fund) of a zero coupon security accrue a portion of the discount at which the security was purchased as income each year even though the Fund receives no interest payments in cash on the security during the year.

RISK CONSIDERATIONS AND INVESTMENT PRACTICES

   The value of the Fund's portfolio securities and, therefore, the Fund's net asset value per share, may increase or decrease due to various factors, principally changes in prevailing interest rates and the ability of the issuers of the Fund's portfolio securities to pay interest and principal on such obligations on a timely basis. Generally, a rise in interest rates will result in a decrease in the Fund's net asset value per share, while a drop in interest rates will result in an increase in the Fund's net asset value per share. The Fund's yield will also vary based on the yield of the Fund's portfolio securities.

   Futures Contracts and Options on Futures. The Fund may enter into financial futures contracts ("futures contracts"), options on such futures and municipal bond index futures contracts for hedging purposes. The Fund may sell a futures contract or a call option thereon or purchase a put option on such futures contract, if the Investment Manager anticipates interest rates to rise, as a hedge against a decrease in the value of the Fund's portfolio securities. If the Investment Manager anticipates that interest rates will decline, the Fund may purchase a futures contract or a call option thereon or sell a put option on such futures contract, to protect against an increase in the price of the securities the Fund intends to purchase. These futures contracts and related options thereon will be used only as a hedge against anticipated interest rate changes. A futures contract sale creates an obligation by the Fund, as seller, to deliver the specific type of instrument called for in the contract at a specified future time for a specified price. A futures contract purchase creates an obligation by the Fund, as purchaser, to take delivery of the specific type of financial instrument at a specified future time at a specified price. The specific securities delivered or taken, respectively, at settlement date, would not be determined until or near that date. The determination would be in accordance with the rules of the exchange on which the futures contract sale or purchase was effected.

   Although the terms of futures contracts specify actual delivery or receipt of securities, in most instances the contracts are closed out before the settlement date without the making or taking of delivery of the securities. Closing out of a futures contract is effected by entering into an offsetting purchase or sale transaction.

   Unlike a futures contract, which requires the parties to buy and sell a security on a set date, an option on a futures contract entitles its holder to decide on or before a future date whether to enter into such a contract (a long position in the case of a call option and a short position in the case of a put option). If the holder decides not to enter into the contract, the premium paid for the option on the contract is lost. Since the value of the option is fixed at the point of sale, there are not daily payments of cash to reflect the change in the value of the underlying contract as there are by a purchaser or seller of a futures contract. The value of the option does change and is reflected in the net asset value of the Fund.

   A risk in employing futures contracts to protect against the price volatility of portfolio securities is that the prices of securities subject to futures contracts may correlate imperfectly with the behavior of the cash prices of the Fund's portfolio securities. The risk of imperfect correlation may be increased by the fact that the Fund will invest in futures contracts on taxable securities and there is no guarantee that the prices of taxable securities will move in a similar manner to the prices of tax-exempt securities. The correlation may be distorted by the fact that the futures market is dominated by short-term traders seeking to profit from the difference between a contract or security price objective and their cost of borrowed funds. Such distortions are generally minor and would diminish as the contract approached maturity.

   Another risk is that the Fund's manager could be incorrect in its expectations as to the direction or extent of various interest rate movements or the time span within which the movements take place. For example, if the Fund sold futures contracts for the sale of securities in anticipation of an increase in interest rates, and then interest rates went down instead, causing bond prices to rise, the Fund would lose money on the sale.

   In addition to the risks that apply to all options transactions (see the Statement of Additional Information for a description of the characteristics of, and the risks of investing in, options on debt securities), there are several special risks relating to options on futures; in particular, the ability to establish and close out positions on options on futures will be subject to the development and maintenance of a liquid secondary market. It is not certain that this market will develop or be maintained.

   Municipal Bond Index Futures. The Fund may utilize municipal bond index futures contracts and options thereon for hedging purposes. The Fund's strategies in employing such contracts will be similar to that discussed above with respect to financial futures and options thereon. A municipal bond index is a method of reflecting in a single number the market value of many different municipal bonds and is designed to be representative of the municipal bond market generally. The index fluctuates in response to changes in the market values of the bonds included within the index. Unlike futures contracts on particular financial instruments, transactions in futures on a municipal bond index will be settled in cash, if held until the close of trading in the contract. However, like any other futures contract, a position in the contract may be closed out by purchase or sale of an offsetting contract for the same delivery month prior to expiration of the contract.

   The Fund may not enter into futures contracts or purchase related options thereon if immediately thereafter the amount committed to margin plus the amount paid for premiums for unexpired options on futures contracts exceeds 5% of the value of the Fund's total assets. The Fund may not purchase or sell futures contracts or related options thereon if, immediately thereafter, more than one-third of its net assets would be hedged.

   For a discussion of the risks of certain types of Municipal Obligations, such as lease obligations, see above in "Investment Objective and Policies."

PORTFOLIO MANAGEMENT

   The Fund is actively managed by the Investment Manager with a view to achieving the Fund's investment objective. In determining which securities to purchase for the Fund or hold in the Fund's portfolio, the Investment Manager will rely on information from various sources, including research, analysis and appraisals of brokers and dealers, including Dean Witter Reynolds Inc. ("DWR") and other broker-dealer affiliates of InterCapital, the views of others regarding economic developments and interest rate trends, and the Investment Manager's own analysis of factors it deems relevant. The Fund is managed within InterCapital's Tax-Exempt Group, which manages forty tax-exempt municipal funds and fund portfolios, with approximately $10.5 billion in assets as of June 30, 1997. James F. Willison, Senior Vice President of InterCapital and Manager of InterCapital's Municipal Fixed Income Group and Joseph R. Arcieri, Vice President of InterCapital and a member of InterCapital's Municipal Fixed Income Group, have been the primary portfolio co-managers of the Fund since its inception and February, 1997, respectively, and have been portfolio managers at InterCapital for over five years.

   Securities are purchased and sold principally in response to the Investment Manager's current evaluation of an issuer's ability to meet its debt obligations in the future, and the Investment Manager's current assessment of future changes in the levels of interest rates on tax-exempt securities of varying maturities. Securities purchased by the Fund are, generally, sold by dealers acting as principal for their own accounts. Pursuant to an order of the Securities and Exchange Commission, the Fund may effect principal transactions in certain money market instruments with DWR. In addition, the Fund may incur brokerage commissions on transactions conducted through DWR and other brokers and dealers that are affiliates of InterCapital.

   The portfolio trading engaged in by the Fund may result in its portfolio turnover rate exceeding 100%. The Fund will incur underwriting discount costs (on underwritten securities) commensurate with its portfolio turnover rate. Additionally, see "Dividends, Distributions and Taxes" for a discussion of the tax policy of the Fund. A more extensive discussion of the Fund's portfolio brokerage policies is set forth in the Statement of Additional Information.

   Except as specifically noted, all investment objectives, policies and practices discussed above are not fundamental policies of the Fund and, as such, may be changed without shareholder approval.

INVESTMENT RESTRICTIONS
-----------------------------------------------------------------------------

   The investment restrictions listed below are among the restrictions which have been adopted by the Fund as fundamental policies. Under the Investment Company Act of 1940, as amended (the "Act"), a fundamental policy may not be changed without the vote of a majority of the outstanding voting securities of the Fund, as defined in the Act.

   For purposes of the following restrictions: (a) an "issuer" of a security is the entity whose assets and revenues are committed to the payment of interest and principal on that particular security, provided that the guarantee of a security will be considered a separate security, and provided further that a guarantee of a security shall not be deemed to be a security issued by the guarantor if the value of all securities issued or guaranteed by the guarantor and owned by the Fund does not exceed 10% of the value of the total assets of the Fund; (b) a "taxable security" is any security the interest on which is subject to federal income tax; and (c) all percentage limitations apply immediately after a purchase or initial investment, and any subsequent change in any applicable percentage resulting from market fluctuations or other changes in the Fund's total assets does not require elimination of any security from the portfolio.

The Fund may not:

   1. Invest more than 5% of the value of its total assets in the securities of any one issuer (other than obligations issued or guaranteed by the United States Government, its agencies or instrumentalities).

   2. Purchase more than 10% of all outstanding taxable debt securities or any one issuer (other than obligations issued, or guaranteed as to principal and interest, by the United States Government, its agencies or instrumentalities).

   3. Invest more than 25% of the value of its total assets in securities of issuers in any one industry. This restriction does not apply to obligations issued or guaranteed by the United States Government, its agencies or instrumentalities or to cash equivalents (industrial development and pollution control bonds are grouped into industries based upon the business in which the issuers of such obligations are engaged).

   4. Invest more than 5% of the value of its total assets in taxable securities of issuers having a record, together with predecessors, of less than three years of continuous operation. This restriction shall not apply to any obligation of the United States Government, its agencies or instrumentalities.

   Notwithstanding any other investment policy or restriction, the Fund may seek to achieve its investment objective by investing all or substantially all of its assets in another investment company having substantially the same investment objective and policies as the Fund.

PURCHASE OF FUND SHARES
-----------------------------------------------------------------------------

GENERAL

   The Fund offers each class of its shares for sale to the public on a continuous basis. Pursuant to a Distribution Agreement between the Fund and Dean Witter Distributors Inc. (the "Distributor"), an affiliate of the Investment Manager, shares of the Fund are distributed by the Distributor and offered by DWR and other dealers who have entered into agreements with the Distributor ("Selected Broker-Dealers"). The principal executive office of the Distributor is located at Two World Trade Center, New York, New York 10048.

   The Fund offers four classes of shares (each, a "Class"). Class A shares are sold to investors with an initial sales charge that declines to zero for larger purchases; however, Class A shares sold without an initial sales charge are subject to a contingent deferred sales charge ("CDSC") of 1.0% if redeemed within one year of purchase, except for certain specific circumstances. Class B shares are sold without an initial sales charge but are subject to a CDSC (scaled down from 5.0% to 1.0%) payable upon most redemptions within six years after purchase. Class C shares are sold without an initial sales charge but are subject to a CDSC of 1.0% on most redemptions made within one year after purchase. Class D shares are sold without an initial sales charge or CDSC and are available only to investors meeting an initial investment minimum of $5 million, and to certain other limited categories of investors. At the discretion of the Board of Trustees of the Fund, Class A shares may be sold to categories of investors in addition to those set forth in this prospectus at net asset value without a front-end sales charge, and Class D shares may be sold to certain other categories of investors, in each case as may be described in the then current prospectus of the Fund. See "Alternative Purchase Arrange ments--Selecting a Particular Class" for a discussion of factors to consider in selecting which Class of shares to purchase.

   The minimum initial purchase is $1,000 for each Class of shares, although Class D shares are only available to persons investing $5 million or more and to certain other limited categories of investors. For the purpose of meeting the minimum $5 million initial investment for Class D shares, and subject to the $1,000 minimum initial investment for each Class of the Fund, an investor's existing holdings of Class A shares of the Fund and other Dean Witter Funds that are multiple class funds

("Dean Witter Multi-Class Funds") and shares of Dean Witter Funds sold with a front-end sales charge ("FSC Funds") and concurrent investments in Class D shares of the Fund and other Dean Witter Multi-Class Funds will be aggregated. Subsequent purchases of $100 or more may be made by sending a check, payable to Dean Witter Tax-Exempt Securities Trust, directly to Dean Witter Trust Company (the "Transfer Agent") at P.O. Box 1040, Jersey City, N.J. 07303 or by contacting an account executive of DWR or other Selected Broker-Dealer. When purchasing shares of the Fund, investors must specify whether the purchase is for Class A, Class B, Class C or Class D shares. If no Class is specified, the Transfer Agent will not process the transaction until the proper Class is identified. The minimum initial purchase in the case of investments through EasyInvest (Service Mark), an automatic purchase plan (see "Shareholder Services"), is $100, provided that the schedule of automatic investments will result in investments totalling at least $1,000 within the first twelve months. In the case of purchases made pursuant to systematic payroll deduction plans, the Fund, in its discretion, may accept such purchases without regard to any minimum amounts which would otherwise be required if the Fund has reason to believe that additional purchases will increase the amount of the purchase of shares in all accounts under such plans to at least $1,000. Certificates for shares purchased will not be issued unless a request is made by the shareholder in writing to the Transfer Agent.

   Shares of the Fund are sold through the Distributor on a normal three business day settlement basis; that is, payment generally is due on or before the third business day (settlement date) after the order is placed with the Distributor. Shares of the Fund purchased through the Distributor are entitled to dividends beginning on the next business day following settlement date. Since DWR and other Selected Broker-Dealers forward investors' funds on settlement date, they will benefit from the temporary use of the funds where payment is made prior thereto. Shares purchased through the Transfer Agent are entitled to dividends beginning on the next business day following receipt of an order. As noted above, orders placed directly with the Transfer Agent must be accompanied by payment. Investors will be entitled to receive capital gains distributions if their order is received by the close of business on the day prior to the record date for such distributions. Sales personnel of a Selected Broker-Dealer are compensated for selling shares of the Fund by the Distributor or any of its affiliates and/or the Selected Broker-Dealer. In addition, some sales personnel of the Selected Broker-Dealer will receive various types of non-cash compensation as special sales incentives, including trips, educational and/or business seminars and merchandise. The Fund and/or the Distributor reserve the right to reject any purchase order.

   Analogous Dean Witter Funds. The Distributor and the Investment Manager serve in the same capacities for Dean Witter National Municipal Trust, an open-end investment company with investment objectives and policies similar to those of the Fund. Shares of Dean Witter National Municipal Trust are offered to the public at net asset value, with a CDSC assessed upon redemptions within three years of purchase, as well as an annual Rule 12b-1 distribution fee. The Classes of the Fund and Dean Witter National Municipal Trust have differing fees and expenses, which will affect performance. Investors who would like to receive a prospectus for Dean Witter National Municipal Trust should call the telephone numbers listed on the front cover of this Prospectus, or may call their account executive for additional information.

   The Boards of Trustees of the Fund and of Dean Witter National Municipal Trust have approved a reorganization plan whereby Dean Witter National Municipal Trust would be merged into the Fund. This plan is subject to the consent of the Dean Witter National Municipal Trust shareholders. If approved, the Funds' assets would be combined and Dean Witter National Municipal Trust shareholders would become shareholders of the Fund, receiving Class B shares of the Fund equal to the value of their holdings in Dean Witter National Municipal Trust. A proxy statement formally detailing the proposal will be distributed to Dean Witter National Municipal Trust shareholders in August 1997.

ALTERNATIVE PURCHASE ARRANGEMENTS

   The Fund offers several Classes of shares to investors designed to provide them with the flexibility of selecting an investment best suited to their needs. The general public is offered three Classes of shares: Class A shares, Class B shares and Class C shares, which differ principally in terms of sales charges and rate of expenses to which they are subject. A fourth Class of shares, Class D shares, is offered only to limited categories of investors (see "No Load Alternative--Class D Shares" below).

   Each Class A, Class B, Class C or Class D share of the Fund represents an identical interest in the investment portfolio of the Fund except that Class A, Class B and Class C shares bear the expenses of the ongoing shareholder service fees, Class B and Class C shares bear the expenses of the ongoing distribution fees and Class A, Class B and Class C shares which are redeemed subject to a CDSC bear the expense of the additional incremental distribution costs resulting from the CDSC applicable to shares of those Classes. The ongoing distribution fees that are imposed on Class A, Class B and Class C shares will be imposed directly against those Classes and not against all assets of the Fund and, accordingly, such charges against one Class will not affect the net asset value of any other Class or have any impact on investors choosing another sales charge option. See "Plan of Distribution" and "Redemptions and Repurchases."

   Set forth below is a summary of the differences between the Classes and the factors an investor should consider when selecting a particular Class. This summary is qualified in its entirety by detailed discussion of each Class that follows this summary.

   Class A Shares. Class A shares are sold at net asset value plus an initial sales charge of up to 4.25%. The initial sales charge is reduced for certain purchases. Investments of $1 million or more (and investments by certain other limited categories of investors) are not subject to any sales charges at the time of purchase but are subject to a CDSC of 1.0% on redemptions made within one year after purchase, except for certain specific circumstances. Class A shares are also subject to a 12b-1 fee of up to 0.25% of the average daily net assets of the Class. See "Initial Sales Charge Alternative--Class A Shares."

   Class B Shares. Class B shares are offered at net asset value with no initial sales charge but are subject to a CDSC (scaled down from 5.0% to 1.0%) if redeemed within six years of purchase. This CDSC may be waived for certain redemptions. Class B shares are also subject to an annual 12b-1 fee of 0.60% of the average daily net assets of Class B. The Class B shares' distribution fee will cause that Class to have higher expenses and pay lower dividends than Class A or Class D shares.

   After approximately ten (10) years, Class B shares will convert automatically to Class A shares of the Fund, based on the relative net asset values of the shares of the two Classes on the conversion date. In addition, a certain portion of Class B shares that have been acquired through the reinvestment of dividends and distributions will be converted at that time. See "Contingent Deferred Sales Charge Alternative--Class B Shares."

   Class C Shares. Class C shares are sold at net asset value with no initial sales charge but are subject to a CDSC of 1.0% on redemptions made within one year after purchase. This CDSC may be waived for certain redemptions. They are subject to an annual 12b-1 fee of up to 0.70% of the average daily net assets of the Class C shares. The Class C shares' distribution fee may cause that Class to have higher expenses and pay lower dividends than Class A or Class D shares. See "Level Load Alternative--Class C Shares."

   Class D Shares. Class D shares are available only to limited categories of investors (see "No Load Alternative--Class D Shares" below). Class D shares are sold at net asset value with no initial sales charge or CDSC. They are not subject to any 12b-1 fees. See "No Load Alternative--Class D Shares."

   Selecting a Particular Class. In deciding which Class of Fund shares to purchase, investors should consider the following factors, as well as any other relevant facts and circumstances:

   The decision as to which Class of shares is more beneficial to an investor depends on the amount and intended length of his or her investment. Investors who prefer an initial sales charge alternative may elect to purchase Class A shares. Investors qualifying for significantly reduced or, in the case of purchases of $1 million or more, no initial sales charges may find Class A shares particularly attractive because similar sales charge reductions are not available with respect to Class B or Class C shares. Moreover, Class A shares are subject to lower ongoing expenses than are Class B or Class C shares over the term of the investment. As an alternative, Class B and Class C shares are sold without any initial sales charge so the entire purchase price is immediately invested in the Fund. Any investment return on these additional investment amounts may partially or wholly offset the higher annual expenses of these Classes. Because the Fund's future return cannot be predicted, however, there can be no assurance that this would be the case.

   Finally, investors should consider the effect of the CDSC period and any conversion rights of the Classes in the context of their own investment time frame. For example, although Class C shares are subject to a significantly lower CDSC upon redemptions, they do not, unlike Class B shares, convert into Class A shares after approximately ten years, and, therefore, are subject to an ongoing 12b-1 fee of 0.70% (rather than the 0.25% fee applicable to Class A shares) for an indefinite period of time. Thus, Class B shares may be more attractive than Class C shares to investors with longer term investment outlooks. Other investors, however, may elect to purchase Class C shares if, for example, they determine that they do not wish to be subject to a front-end sales charge and they are uncertain as to the length of time they intend to hold their shares.

   For the purpose of meeting the $5 million minimum investment amount for Class D shares, holdings of Class A shares in all Dean Witter Multi-Class Funds, shares of FSC Funds and shares of Dean Witter Funds for which such shares have been exchanged will be included together with the current investment amount.

   Sales personnel may receive different compensation for selling each Class of shares. Investors should understand that the purpose of a CDSC is the same as that of the initial sales charge in that the sales charges applicable to each Class provide for the financing of the distribution of shares of that Class.

   Set forth below is a chart comparing the sales charge, 12b-1 fees and conversion options applicable to each Class of shares:

                                                        CONVERSION
   CLASS         SALES CHARGE          12B-1 FEE         FEATURE
--------- ------------------------- ------------- --------------------
     A        Maximum 4.25%              0.25%            No
              initial sales charge
              reduced for
              purchases of
              $25,000 and over;
              shares sold without
              an initial sales
              charge generally
              subject to a 1.0%
              CDSC during first
              year.
--------- ------------------------- ------------- --------------------
     B        Maximum 5.0%               0.60%           B shares convert
              CDSC during the first                      to A shares
              year decreasing                            automatically
              to 0 after six years                       after
                                                         approximately
                                                         ten years
--------- ------------------------- ------------- --------------------
     C        1.0% CDSC during           0.70%            No
              first year
--------- ------------------------- ------------- --------------------
     D         None                      None             No
--------- ------------------------- ------------- --------------------

   See "Purchase of Fund Shares" and "The Fund and its Management" for a complete description of the sales charges and service and distribution fees for each Class of shares and "Determination of Net Asset Value," "Dividends, Distributions and Taxes" and "Shareholder Services--Exchange Privilege" for other differences between the Classes of shares.

INITIAL SALES CHARGE ALTERNATIVE--CLASS A SHARES

   Class A shares are sold at net asset value plus an initial sales charge. In some cases, reduced sales charges may be available, as described below. Investments of $1 million or more (and investments by certain other limited categories of investors) are not subject to any sales charges at the time of purchase but are subject to a CDSC of 1.0% on redemptions made within one year after purchase (calculated from the last day of the month in which the shares were purchased), except for certain specific circumstances. The CDSC will be assessed on an amount equal to the lesser of the current market value or the cost of the shares being redeemed. The CDSC will not be imposed (i) in the circumstances set forth below in the section "Contingent Deferred Sales Charge Alternative--Class B Shares--CDSC Waivers," except that the references to six years in the first paragraph of that section shall mean one year in the case of Class A shares, and (ii) in the circumstances identified in the section "Additional Net Asset Value Purchase Options" below. Class A shares are also subject to an annual 12b-1 fee of up to 0.25% of the average daily net assets of the Class.

   The offering price of Class A shares will be the net asset value per share next determined following receipt of an order (see "Determination of Net Asset Value" below), plus a sales charge (expressed as a percentage of the offering price) on a single transaction as shown in the following table:

                               SALES CHARGE
                     -------------------------------
                       PERCENTAGE OF    APPROXIMATE
  AMOUNT OF SINGLE    PUBLIC OFFERING  PERCENTAGE OF
     TRANSACTION           PRICE      AMOUNT INVESTED
-------------------- --------------- ---------------
Less than $25,000  ..      4.25%           4.44%
$25,000 but less
  than $50,000 ......      4.00%           4.17%
$50,000 but less
  than $100,000 .....      3.50%           3.63%
$100,000 but less
  than $250,000 .....      2.75%           2.83%
$250,000 but less
  than $1 million  ..      1.75%           1.78%
$1 million and over         0                 0

   Upon notice to all Selected Broker-Dealers, the Distributor may reallow up to the full applicable sales charge as shown in the above schedule during periods specified in such notice. During periods when 90% or more of the sales charge is reallowed, such Selected Broker-Dealers may be deemed to be underwriters as that term is defined in the Securities Act of 1933.

   The above schedule of sales charges is applicable to purchases in a single transaction by, among others: (a) an individual; (b) an individual, his or her spouse and their children under the age of 21 purchasing shares for his, her or their own accounts; (c) a trustee or other fiduciary purchasing shares for a single trust estate or a single fiduciary account; (d) a pension, profit-sharing or other employee benefit plan qualified or non-qualified under Section 401 of the Internal Revenue Code; (e) tax-exempt organizations enumerated in Section 501(c)(3) or (13) of the Internal Revenue Code; (f) employee benefit plans qualified under Section 401 of the Internal Revenue Code of a single employer or of employers who are "affiliated persons" of each other within the meaning of Section 2(a)(3)(c) of the Act; and for investments in Individual Retirement Accounts of employees of a single employer through Systematic Payroll Deduction plans; or (g) any other organized group of persons, whether incorporated or not, provided the organization has been in existence for at least six months and has some purpose other than the purchase of redeemable securities of a registered investment company at a discount.

   Combined Purchase Privilege. Investors may have the benefit of reduced sales charges in accordance with the above schedule by combining purchases of Class A shares of the Fund in single transactions with the purchase of Class A shares of other Dean Witter Multi-Class Funds and shares of FSC Funds. The sales charge payable on the purchase of the Class A shares of the Fund, the Class A shares of the other Dean Witter Multi-Class Funds and the shares of the FSC Funds will be at their respective rates applicable to the total amount of the combined concurrent purchases of such shares.

   Right of Accumulation. The above persons and entities may benefit from a reduction of the sales charges in accordance with the above schedule if the cumulative net asset value of Class A shares purchased in a single transaction, together with shares of the Fund and other Dean Witter Funds previously purchased at a price including a front-end sales charge (including shares of the Fund and other Dean Witter Funds acquired in exchange for those shares, and including in each case shares acquired through reinvestment of dividends and distributions), which are held at the time of such transaction, amounts to $25,000 or more. If such investor has a cumulative net asset value of shares of FSC Funds and Class A and Class D shares equal to at least $5 million, such investor is eligible to purchase Class D shares subject to the $1,000 minimum initial investment requirement of that Class of the Fund. See "No Load Alternative--Class D Shares" below.

   The Distributor must be notified by DWR or a Selected Broker-Dealer or the shareholder at the time a purchase order is placed that the purchase qualifies for the reduced charge under the Right of Accumulation. Similar notification must be made in writing by the dealer or shareholder when such an order is placed by mail. The reduced sales charge will not be granted if:
(a) such notification is not furnished at the time of the order; or (b) a review of the records of the Selected Broker-Dealer or the Transfer Agent fails to confirm the investor's represented holdings.

   Letter of Intent. The foregoing schedule of reduced sales charges will also be available to investors who enter into a written Letter of Intent providing for the purchase, within a thirteen-month period, of Class A shares of the Fund from DWR or other Selected Broker-Dealers. The cost of Class A shares of the Fund or shares of other Dean Witter Funds which were previously purchased at a price including a front-end sales charge during the 90-day period prior to the date of receipt by the Distributor of the Letter of Intent, or of Class A shares of the Fund or shares of other Dean Witter Funds acquired in exchange for shares of such funds purchased during such period at a price including a front-end sales charge, which are still owned by the shareholder, may also be included in determining the applicable reduction.

   Additional Net Asset Value Purchase Options. In addition to investments of $1 million or more, Class A shares also may be purchased at net asset value by the following:

   (1) trusts for which Dean Witter Trust Company ("DWTC") or Dean Witter Trust FSB ("DWTFSB") (each of which is an affiliate of the Investment Manager) provides discretionary trustee services;

   (2) persons participating in a fee-based program approved by the Distributor, pursuant to which such persons pay an asset based fee for services in the nature of investment advisory or administrative services (such investments are subject to all of the terms and conditions of such programs, which may include termination fees and restrictions on transferability of Fund shares);

   (3) investors who are clients of a Dean Witter account executive who joined Dean Witter from another investment firm within six months prior to the date of purchase of Fund shares by such investors, if the shares are being purchased with the proceeds from a redemption of shares of an open-end proprietary mutual fund of the account executive's previous firm which imposed either a front-end or deferred sales charge, provided such purchase was made within sixty days after the redemption and the proceeds of the redemption had been maintained in the interim in cash or a money market fund; and

   (4) other categories of investors, at the discretion of the Board, as disclosed in the then current prospectus of the Fund.

   No CDSC will be imposed on redemptions of shares purchased pursuant to paragraphs (1), (2) or (3), above.

   For further information concerning purchases of the Fund's shares, contact DWR or another Selected Broker-Dealer or consult the Statement of Additional Information.

CONTINGENT DEFERRED SALES CHARGE ALTERNATIVE--CLASS B SHARES

   Class B shares are sold at net asset value next determined without an initial sales charge so that the full amount of an investor's purchase payment may be immediately invested in the Fund. A CDSC, however, will be imposed on most Class B shares redeemed within six years after purchase. The CDSC will be imposed on any redemption of shares if after such redemption the aggregate current value of a Class B account with the Fund falls below the aggregate amount of the investor's purchase payments for Class B shares made during the six years preceding the redemption. In addition, Class B shares are subject to an annual 12b-1 fee of 0.60% of the average daily net assets of Class B.

   Class B shares of the Fund which are held for six years or more after purchase (calculated from the last day of the month in which the shares were purchased) will not be subject to any CDSC upon redemption. Shares redeemed earlier than six years after purchase may, however, be subject to a CDSC which will be a percentage of the dollar amount of shares redeemed and will be assessed on an amount equal to the lesser of the current market value or the cost of the shares being redeemed. The size of this percentage will depend upon how long the shares have been held, as set forth in the following table:

         YEAR SINCE
          PURCHASE            CDSC AS A PERCENTAGE
        PAYMENT MADE           OF AMOUNT REDEEMED
-------------------------- ------------------------
First......................           5.0%
Second.....................           4.0%
Third......................           3.0%
Fourth.....................           2.0%
Fifth......................           2.0%
Sixth......................           1.0%
Seventh and thereafter ....           None

   CDSC Waivers. A CDSC will not be imposed on: (i) any amount which represents an increase in value of shares purchased within the six years preceding the redemption; (ii) the current net asset value of shares purchased more than six years prior to the redemption; and (iii) the current net asset value of shares purchased through reinvestment of dividends or distributions and/or shares acquired in exchange for shares of FSC Funds or of other Dean Witter Funds acquired in exchange for such shares. Moreover, in determining whether a CDSC is applicable it will be assumed that amounts described in (i), (ii) and (iii) above (in that order) are redeemed first.

   In addition, the CDSC, if otherwise applicable, will be waived in the case of:

   (1) redemptions of shares held at the time a shareholder dies or becomes
disabled, only if the shares are:   (A) registered either in the name of an
individual shareholder (not a trust), or in the names of such shareholder and
his or her spouse as joint tenants with right of survivorship; or   (B) held
in a qualified corporate or self-employed retirement plan, Individual Retirement Account ("IRA") or Custodial Account under Section 403(b)(7) of the Internal Revenue Code ("403(b) Custodial Account"), provided in either case that the redemption is requested within one year of the death or initial determination of disability; and

   (2) redemptions in connection with the following retirement plan
distributions:   (A) lump-sum or other distributions from a qualified
corporate or self-employed retirement plan following retirement (or, in the case of a "key employee" of a "top heavy" plan, following attainment of age
59 1/2);   (B) distributions from an IRA or 403(b) Custodial Account following
attainment of age 59 1/2; or   (C) a tax-free return of an excess contribution
to an IRA.

   With reference to (1) above, for the purpose of determining disability, the Distributor utilizes the definition of disability contained in Section 72(m)(7) of the Internal Revenue Code, which relates to the inability to engage in gainful employment. With reference to (2) above, the term "distribution" does not encompass a direct transfer of IRA, 403(b) Custodial Account or retirement plan assets to a successor custodian or trustee. All waivers will be granted only following receipt by the Distributor of confirmation of the shareholder's entitlement.

   Conversion to Class A Shares. Class B shares will convert automatically to Class A shares, based on the relative net asset values of the shares of the two Classes on the conversion date, which will be approximately ten (10) years after the date of the original purchase. The ten year period is calculated from the last day of the month in which the shares were purchased or, in the case of Class B shares acquired through an exchange or a series of exchanges, from the last day of the month in which the original Class B shares were purchased. The con-version of shares will take place in the month following the tenth anniversary of the purchase. There will also be converted at that time such proportion of Class B shares acquired through automatic reinvestment of dividends and distributions owned by the shareholder as the total number of his or her Class B shares converting at the time bears to the total number of outstanding Class B shares purchased and owned by the shareholder. In the case of Class B shares previously exchanged for shares of an "Exchange Fund" (see "Shareholder Services--Exchange Privilege"), the period of time the shares were held in the Exchange Fund (calculated from the last day of the month in which the Exchange Fund shares were acquired) is excluded from the holding period for conversion. If those shares are subsequently re-exchanged for Class B shares of a Dean Witter Multi-Class Fund, the holding period resumes on the last day of the month in which Class B shares are reacquired.

   If a shareholder has received share certificates for Class B shares, such certificates must be delivered to the Transfer Agent at least one week prior to the date for conversion. Class B shares evidenced by share certificates that are not received by the Transfer Agent at least one week prior to any conversion date will be converted into Class A shares on the next scheduled conversion date after such certificates are received.

   Effectiveness of the conversion feature is subject to the continuing availability of a ruling of the Internal Revenue Service or an opinion of counsel that (i) the conversion of shares does not constitute a taxable event under the Internal Revenue Code, (ii) Class A shares received on conversion will have a basis equal to the shareholder's basis in the converted Class B shares immediately prior to the conversion, and (iii) Class A shares received on conversion will have a holding period that includes the holding period of the converted Class B shares. The conversion feature may be suspended if the ruling or opinion is no longer available. In such event, Class B shares would continue to be subject to Class B 12b-1 fees.

LEVEL LOAD ALTERNATIVE--CLASS C SHARES

   Class C shares are sold at net asset value next determined without an initial sales charge but are subject to a CDSC of 1.0% on most redemptions made within one year after purchase (calculated from the last day of the month in which the shares were purchased). The CDSC will be assessed on an amount equal to the lesser of the current market value or the cost of the shares being redeemed. The CDSC will not be imposed in the circumstances set forth above in the section "Contingent Deferred Sales Charge Alternative--Class B Shares--CDSC Waivers," except that the references to six years in the first paragraph of that section shall mean one year in the case of Class C shares. Class C shares are subject to an annual 12b-1 fee of up to 0.70% of the average daily net assets of the Class. Unlike Class B shares, Class C shares have no conversion feature and, accordingly, an investor that purchases Class C shares will be subject to 12b-1 fees applicable to Class C shares for an indefinite period subject to annual approval by the Fund's Board of Trustees and regulatory limitations.

NO LOAD ALTERNATIVE--CLASS D SHARES

   Class D shares are offered without any sales charge on purchase or redemption and without any 12b-1 fee. Class D shares are offered only to investors meeting an initial investment minimum of $5 million and the following categories of investors: (i) investors participating in the InterCapital mutual fund asset allocation program pursuant to which such persons pay an asset based fee; (ii) persons participating in a fee-based program approved by the Distributor, pursuant to which such persons pay an asset based fee for services in the nature of investment advisory or administrative services (subject to all of the terms and conditions of such programs, which may include termination fees and restrictions on transferability of Fund shares); (iii) certain Unit Investment Trusts sponsored by DWR; (iv) certain other open-end investment companies whose shares are distributed by the Distributor; and (v) other categories of investors, at the discretion of the Board, as disclosed in the then current prospectus of the Fund. All shares of the Fund held prior to

July 28, 1997 have been designated Class D shares. Additional investments in Class D shares by shareholders holding such shares may only be made if those shareholders are otherwise eligible to purchase Class D shares. However, shareholders holding such shares will receive the benefit of the value of such shares towards reduced sales charges on purchases of Class A shares pursuant to the Fund's "Right of Accumulation" (see "Initial Sales Charge Alternative--Class A Shares--Right of Accumulation"). Investors who require a $5 million minimum initial investment to qualify to purchase Class D shares may satisfy that requirement by investing that amount in a single transaction in Class D shares of the Fund and other Dean Witter Multi-Class Funds, subject to the $1,000 minimum initial investment required for that Class of the Fund. In addition, for the purpose of meeting the $5 million minimum investment amount, holdings of Class A shares in all Dean Witter Multi-Class Funds, shares of FSC Funds and shares of Dean Witter Funds for which such shares have been exchanged will be included together with the current investment amount. If a shareholder redeems Class A shares and purchases Class D shares, such redemption may be a taxable event.

PLAN OF DISTRIBUTION

   Effective July 28, 1997, the Fund has adopted a Plan of Distribution pursuant to Rule 12b-1 under the Act with respect to the distribution of Class A, Class B and Class C shares of the Fund. In the case of Class A and Class C shares, the Plan provides that the Fund will reimburse the Distributor and others for the expenses of certain activities and services incurred by them specifically on behalf of those shares. Reimbursements for these expenses will be made in monthly payments by the Fund to the Distributor, which will in no event exceed amounts equal to payments at the annual rates of 0.25% and 0.70% of the average daily net assets of Class A and Class C, respectively. In the case of Class B shares, the Plan provides that the Fund will pay the Distributor a fee, which is accrued daily and paid monthly, at the annual rate of 0.60% of the average daily net assets of Class
B. The fee is treated by the Fund as an expense in the year it is accrued. In the case of Class A shares, the entire amount of the fee currently represents a service fee within the meaning of the NASD guidelines. In the case of Class B and Class C shares, a portion of the fee payable pursuant to the Plan, equal to 0.15% and 0.25% of the average daily net assets of each of these Classes, respectively, is currently characterized as a service fee. A service fee is a payment made for personal service and/or the maintenance of shareholder accounts.

   Additional amounts paid under the Plan in the case of Class B and Class C shares are paid to the Distributor for services provided and the expenses borne by the Distributor and others in the distribution of the shares of those Classes, including the payment of commissions for sales of the shares of those Classes and incentive compensation to and expenses of DWR's account executives and others who engage in or support distribution of shares or who service shareholder accounts, including overhead and telephone expenses; printing and distribution of prospectuses and reports used in connection with the offering of the Fund's shares to other than current shareholders; and preparation, printing and distribution of sales literature and advertising materials. In addition, the Distributor may utilize fees paid pursuant to the Plan in the case of Class B shares to compensate DWR and other Selected Broker-Dealers for their opportunity costs in advancing such amounts, which compensation would be in the form of a carrying charge on any unreimbursed expenses.

   In the case of Class B shares, at any given time, the expenses in distributing Class B shares of the Fund may be in excess of the total of (i) the payments made by the Fund pursuant to the Plan, and (ii) the proceeds of CDSCs paid by investors upon the redemption of Class B shares. For example, if $1 million in expenses in distributing Class B shares of the Fund had been incurred and $750,000 had been received as described in (i) and (ii) above, the excess expense would amount to $250,000. Because there is no requirement under the Plan that the Distributor be reimbursed for all distribution expenses or any requirement that the Plan be continued from year to year, such excess amount does not constitute a liability of the Fund. Although there is no legal obligation for the Fund to pay expenses incurred in excess of payments made to the Distributor under the Plan, and the proceeds of CDSCs paid by investors upon redemption of shares, if for any reason the Plan is terminated the Trustees will consider at that time the manner in which to treat such expenses. Any cumulative expenses incurred, but not yet recovered through distribution fees or CDSCs, may or may not be recovered through future distribution fees or CDSCs.

   In the case of Class A and Class C shares, expenses incurred pursuant to the Plan in any calendar year in excess of 0.25% or 0.70% of the average daily net assets of Class A or Class C, respectively, will not be reimbursed by the Fund through payments in any subsequent year, except that expenses representing a gross sales commission credited to account executives at the time of sale may be reimbursed in the subsequent calendar year. No interest or other financing charges will be incurred on any Class A or Class C distribution expenses incurred by the Distributor under the Plan or on any unreimbursed expenses due to the Distributor pursuant to the Plan.

DETERMINATION OF NET ASSET VALUE

   The net asset value per share is determined once daily at 4:00 p.m., New York time, on each day that the New York Stock Exchange is open (or, on days when the New York Stock Exchange closes prior to 4:00 p.m., at such earlier time), by taking the net assets of the Fund, dividing by the number of shares outstanding and adjusting to the nearest cent. The assets belonging to the Class A, Class B, Class C and Class D shares will be invested together in a single portfolio. The net asset value of each Class, however, will be determined separately by subtracting each Class's accrued expenses and liabilities. The net asset value per share will not be determined on Good Friday and on such other federal and non-federal holidays as are observed by the New York Stock Exchange.

   Portfolio securities (other than short-term taxable debt securities, futures and options) are valued for the Fund by an outside independent pricing service approved by the Fund's Trustees. The service may utilize a computerized grid matrix of tax-exempt securities and evaluations by its staff in determining what it believes is the fair value of the Fund's portfolio securities. The Board believes that timely and reliable market quotations are generally not readily available to the Fund for purposes of valuing tax-exempt securities and that the valuations supplied by the pricing services are more likely to approximate the fair value of such securities.

   Short-term taxable debt securities with remaining maturities of sixty days or less at time of purchase are valued at amortized cost, unless the Board determines such does not reflect the securities' market value, in which case these securities will be valued at their fair value as determined by the Board of Trustees. Other taxable short-term debt securities with maturities of more than sixty days will be valued on a mark to market basis until such time as they reach a maturity of sixty days, whereupon they will be valued at amortized cost using their value on the 61st day unless the Trustees determine such does not reflect the securities' market value, in which case these securities will be valued at their fair market value as determined by the Board of Trustees. Listed options on debt securities are valued at the latest sale price on the exchange on which they are listed unless no sales of such options have taken place that day, in which case, they will be valued at the mean between their closing bid and asked prices. Unlisted options on debt securities are valued at the mean between their latest bid and asked price. Futures are valued at the latest sale price on the commodities exchange on which they trade unless the Board of Trustees determines that such price does not reflect their fair value, in which case they will be valued at their fair market value as determined by the Board of Trustees. All other securities and other assets are valued at their fair value as determined in good faith under procedures established by and under the supervision of the Board of Trustees.

SHAREHOLDER SERVICES
-----------------------------------------------------------------------------

   Automatic Investment of Dividends and Distri-butions. All income dividends and capital gains distributions are automatically paid in full and fractional shares of the applicable Class of the Fund (or, if specified by the shareholder, in shares of any other open-end Dean Witter Fund), unless the shareholder requests that they be paid in cash. Shares so acquired are acquired at net asset value and are not subject to the imposition of a front-end sales charge or a CDSC (see "Redemptions and Repurchases"). Such dividends and distributions will be paid, at the net asset value per share (without sales charge), in shares of the applicable Class of the Fund (or in cash if the shareholder so requests) on the monthly payment date, which will be no later than the last business day of the month for which the dividend or distribution is payable. Processing of dividend checks begins immediately following the monthly payment date. Shareholders who have requested to receive dividends in cash will normally receive their monthly dividend checks during the first ten days of the following month.

   Investment of Dividends and Distributions Received in Cash. Any shareholder who receives a cash payment representing a dividend or capital gains distribution may invest such dividend or distribution in shares of the applicable Class at the net asset value per share next determined after receipt by the Transfer Agent, by returning the check or the proceeds to the Transfer Agent within thirty days after the payment date. Shares so acquired are acquired at net asset value and are not subject to the imposition of a front-end sales charge or a CDSC (see "Redemptions and Repurchases").

   EasyInvest (Service Mark). Shareholders may subscribe to EasyInvest, an automatic purchase plan which pro-vides for any amount from $100 to $5,000 to be transferred automatically from a checking or savings account or following redemption of shares of a Dean Witter money market fund, on a semi-monthly, monthly or quarterly basis, to the Transfer Agent for investment in shares of the Fund (see "Purchase of Fund Shares" and "Redemptions and Repurchases--Involuntary Redemption").

   Systematic Withdrawal Plan. A systematic withdrawal plan (the "Withdrawal Plan") is available for shareholders who own or purchase shares of the Fund having a minimum value of $10,000 based upon the then current net asset value. The plan provides for monthly or quarterly (March, June, September, December) checks in any dollar amount, not less than $25, or in any whole percentage of the account balance, on an annualized basis. Any applicable CDSC will be imposed on shares redeemed under the Withdrawal Plan (see "Purchase of Fund Shares"). Therefore, any shareholder participating in the Withdrawal Plan will have sufficient shares redeemed from his or her account so that the proceeds (net of any applicable CDSC) to the shareholder will be the designated monthly or quarterly amount. Withdrawal plan payments should not be considered as dividends, yields or income. If periodic withdrawal plan payments continuously exceed net investment income and net capital gains, the shareholder's original investment will be correspondingly reduced and ultimately exhausted. Each withdrawal constitutes a redemption of shares and any gain or loss realized must be recognized for federal income tax purposes.

   Shareholders should contact their DWR or other Selected Broker-Dealer account executive or the Transfer Agent for further information about any of the above services.

EXCHANGE PRIVILEGE

   Shares of each Class may be exchanged for shares of the same Class of any other Dean Witter Multi-Class Fund without the imposition of any exchange fee. Shares may also be exchanged for shares of the following funds: Dean Witter Short-Term U.S. Treasury Trust, Dean Witter Limited Term Municipal Trust, Dean Witter Short-Term Bond Fund, Dean Witter Intermediate Term U.S. Treasury Trust and five Dean Witter funds which are money market funds (the "Exchange Funds"). Class A shares may also be exchanged for shares of Dean Witter Multi-State Municipal Series Trust and Dean Witter

Hawaii Municipal Trust, which are Dean Witter Funds sold with a front-end sales charge ("FSC Funds"). Class B shares may also be exchanged for shares of Dean Witter Global Short-Term Income Fund Inc., Dean Witter High Income Securities and Dean Witter National Municipal Trust, which are Dean Witter Funds offered with a CDSC ("CDSC Funds"). Exchanges may be made after the shares of the Fund acquired by purchase (not by exchange or dividend reinvestment) have been held for thirty days. There is no holding period for exchanges of shares acquired by exchange or dividend reinvestment.

   An exchange to another Dean Witter Multi-Class Fund, any FSC Fund, any CDSC Fund or any Exchange Fund that is not a money market fund is on the basis of the next calculated net asset value per share of each fund after the exchange order is received. When exchanging into a money market fund from the Fund, shares of the Fund are redeemed out of the Fund at their next calculated net asset value and the proceeds of the redemption are used to purchase shares of the money market fund at their net asset value determined the following business day. Subsequent exchanges between any of the money market funds and any of the Dean Witter Multi-Class Funds, FSC Funds or CDSC Funds or any Exchange Fund that is not a money market fund can be effected on the same basis.

   No CDSC is imposed at the time of any exchange of shares, although any applicable CDSC will be imposed upon ultimate redemption. During the period of time the shareholder remains in an Exchange Fund (calculated from the last day of the month in which the Exchange Fund shares were acquired), the holding period (for the purpose of determining the rate of the CDSC) is frozen. If those shares are subsequently re-exchanged for shares of a Dean Witter Multi-Class Fund or shares of a CDSC Fund, the holding period previously frozen when the first exchange was made resumes on the last day of the month in which shares of a Dean Witter Multi-Class Fund or shares of a CDSC Fund are reacquired. Thus, the CDSC is based upon the time (calculated as described above) the shareholder was invested in shares of a Dean Witter Multi-Class Fund or in shares of a CDSC Fund (see "Purchase of Fund Shares"). In the case of exchanges of Class A shares which are subject to a CDSC, the holding period also includes the time (calculated as described above) the shareholder was invested in shares of a FSC Fund. However, in the case of shares exchanged into an Exchange Fund on or after April 23, 1990, upon a redemption of shares which results in a CDSC being imposed, a credit (not to exceed the amount of the CDSC) will be given in an amount equal to the Exchange Fund 12b-1 distribution fees incurred on or after that date which are attributable to those shares. (Exchange Fund 12b-1 distribution fees are described in the prospectuses for those funds.) Class B shares of the Fund acquired in exchange for Class B shares of another Dean Witter Multi-Class Fund or shares of a CDSC Fund having a different CDSC schedule than that of this Fund will be subject to the higher CDSC schedule, even if such shares are subsequently re-exchanged for shares of the fund with the lower CDSC schedule.

   Additional Information Regarding Exchanges. Purchases and exchanges should be made for investment purposes only. A pattern of frequent exchanges may be deemed by the Investment Manager to be abusive and contrary to the best interests of the Fund's other shareholders and, at the Investment Manager's discretion, may be limited by the Fund's refusal to accept additional purchases and/or exchanges from the investor. Although the Fund does not have any specific definition of what constitutes a pattern of frequent exchanges, and will consider all relevant factors in determining whether a particular situation is abusive and contrary to the best interests of the Fund and its other shareholders, investors shoud be aware that the Fund and each of the other Dean Witter Funds may in their discretion limit or otherwise restrict the number of times this Exchange Privilege may be exercised by any investor. Any such restriction will be made by the Fund on a prospective basis only, upon notice to the shareholder not later than ten days following such shareholder's most recent exchange. Also, the

Exchange Privilege may be terminated or revised at any time by the Fund and/or any of such Dean Witter Funds for which shares of the Fund may be exchanged, upon such notice as may be required by applicable regulatory agencies. Shareholders maintaining margin accounts with DWR or another Selected Broker-Dealer are referred to their account executive regarding restrictions on exchange of shares of the Fund pledged in their margin account.

   The current prospectus for each fund describes its investment objective(s) and policies, and shareholders should obtain one and read it carefully before investing. Exchanges are subject to the minimum investment requirement of each Class of shares and other conditions imposed by each fund. In the case of a shareholder holding a share certificate or certificates, no exchanges may be made until all applicable share certificates have been received by the Transfer Agent and deposited in the shareholder's account. An exchange will be treated for federal income tax purposes as a redemption or repurchase of shares, on which the shareholder may realize a capital gain or loss. However, the ability to deduct capital losses on an exchange is limited in situations where there is an exchange of shares within ninety days after the shares are purchased. There are also limits on the deduction of losses after the payment of exempt-interest dividends for shares held for less than six months (see "Dividends, Distributions and Taxes"). The Exchange Privilege is only available in states where an exchange may legally be made.

   If DWR or another Selected Broker-Dealer is the current dealer of record and its account numbers are part of the account information, shareholders may initiate an exchange of shares of the Fund for shares of any of the Dean Witter Funds (for which the Exchange Privilege is available) pursuant to this Exchange Privilege by contacting their DWR or other Selected Broker-Dealer account executive (no Exchange Privilege Authorization Form is required). Other shareholders (and those shareholders who are clients of DWR or another Selected Broker-Dealer but who wish to make exchanges directly by writing or telephoning the Transfer Agent) must complete and forward to the Transfer Agent an Exchange Privilege Authorization form, copies of which may be obtained from the Transfer Agent, to initiate an exchange. If the Authorization Form is used, exchanges may be made by contacting the Transfer Agent at (800) 869-NEWS (toll-free). The Fund will employ reasonable procedures to confirm that exchange instructions communicated over the telephone are genuine. Such procedures may include requiring various forms of personal identification such as name, mailing address, social security or other tax identification number and DWR or other Selected Broker-Dealer account number (if any). Telephone instructions may also be recorded. If such procedures are not employed, the Fund may be liable for any losses due to unauthorized or fraudulent instructions.

   Telephone exchange instructions will be accepted if received by the Transfer Agent between 9:00 a.m. and 4:00 p.m. New York time, on any day the New York Stock Exchange is open. Any shareholder wishing to make an exchange who has previously filed an Exchange Privilege Authorization Form and who is unable to reach the Fund by telephone should contact his or her DWR or other Selected Broker-Dealer account executive, if appropriate, or make a written exchange request (see "Redemptions and Repurchases"). Shareholders are advised that during periods of drastic economic or market changes, it is possible that the telephone exchange procedures may be difficult to implement, although this has not been the case with the Dean Witter Funds in the past.

   For further information regarding the Exchange Privilege, shareholders should contact their DWR or other Selected Broker-Dealer account executive or the Transfer Agent.

REDEMPTIONS AND REPURCHASES
-----------------------------------------------------------------------------

   Redemption. Shares of each Class of the Fund can be redeemed for cash at any time at the net asset value per share next determined less the amount of any applicable CDSC in the case of Class A, Class B or Class C shares (see "Purchase of Fund Shares"). If shares are held in a shareholder's account without a share certificate, a written request for redemption to the Fund's Transfer Agent at P.O. Box 983, Jersey City, NJ 07303 is required. If certificates are held by the shareholder, the shares may be redeemed by surrendering the certificates with a written request for redemption, along with any additional information required by the Transfer Agent.

   Repurchase. DWR and other Selected Broker-Dealers are authorized to repurchase shares represented by a share certificate which is delivered to any of their offices. Shares held in a shareholder's account without a share certificate may also be repurchased by DWR and other Selected Broker-Dealers upon the telephonic request of the shareholder. The repurchase price is the net asset value next determined (see "Purchase of Fund Shares") after such repurchase order is received by DWR or other Selected Broker-Dealer reduced by any applicable CDSC.

   The CDSC, if any, will be the only fee imposed by the Fund, the Distributor, DWR or other Selected Broker-Dealers. The offer by DWR and other Selected Broker-Dealers to repurchase shares from shareholders may be suspended by them at any time. In that event, shareholders may redeem their shares through the Fund's Transfer Agent as set forth above under "Redemption."

   Payment for Shares Redeemed or Repurchased. Payment for shares presented for repurchase or redemption will be made by check within seven days after receipt by the Transfer Agent of the certificate and/or written request in good order. Such payment may be postponed or the right of redemption suspended at times when normal trading is not taking place on the New York Stock Exchange. If the shares to be redeemed have recently been purchased by check, payment of the redemption proceeds may be delayed for the minimum time needed to verify that the check used for investment has been honored (not more than fifteen days from the time of receipt of the check by the Transfer Agent). Shareholders maintaining margin accounts with DWR or another Selected Broker-Dealer are referred to their account executive regarding restrictions on redemption of shares of the Fund pledged in the margin account.

   Reinstatement Privilege. A shareholder who has had his or her share redeemed or repurchased and has not previously exercised this reinstatement privilege may, within 35 days after the date of the redemption or repurchase, reinstate any portion or all of the proceeds of such redemption or repurchase in shares of the Fund in the same Class from which such shares were redeemed or repurchased, at their net asset value next determined after a reinstatement request, together with the proceeds, is received by the Transfer Agent and receive a pro rata credit for any CDSC paid in connection with such redemption or repurchase.

   Involuntary Redemption. The Fund reserves the right, on sixty days' notice, to redeem at net asset value the shares of any shareholder whose shares due to redemptions by the shareholder have a value of less than $100, or such lesser amount as may be fixed by the Board of Trustees or, in the case of an account opened through EasyInvest, if after twelve months the shareholder has invested less than $1,000 in the account. However, before the Fund redeems such shares and sends the proceeds to the shareholder, it will notify the shareholder that the value of the shares is less than the applicable amount and allow the shareholder sixty days to make an additional investment in an amount which will increase the value of the account to at least the applicable amount before the redemption is processed. No CDSC will be imposed on any involuntary redemption.

DIVIDENDS, DISTRIBUTIONS AND TAXES
-----------------------------------------------------------------------------

   Dividends and Distributions. The Fund declares dividends separately for each Class from net investment income on each day the New York Stock Exchange is open for business to shareholders of record as of the close of business the preceding business day. The amount of such dividends may fluctuate from day to day. Such dividends are paid monthly. The Fund intends to distribute all of its net investment income on an annual basis.

   The Fund will distribute at least once each year all net realized short-term capital gains in excess of any realized net long-term capital losses, if any. The Fund intends to distribute all of its realized net long-term capital gains, if any, in excess of any realized net short-term capital losses and any available net capital loss carryovers, at least once per fiscal year, although it may elect to retain all or part of such gains for reinvestment. Taxable capital gains may be generated by the sale of portfolio securities and by transactions in options and futures contracts engaged in by the Fund.

   All dividends and any capital gains distributions will be paid in additional Fund shares of the same Class and automatically credited to the shareholder's account without issuance of a share certificate unless the shareholder requests in writing that all dividends be paid in cash. Shares acquired by dividend and distribution reinvestments will not be subject to any front-end sales charge or CDSC. Class B shares acquired through dividend and distribution reinvestments will become eligible for conversion to Class A shares on a pro rata basis. Distributions paid on Class A and Class D shares will be higher than for Class B and Class C shares because distribution fees paid by Class B and Class C shares are higher. (See "Shareholder Services--Automatic Investment of Dividends and Distributions.") Any dividends declared in the last quarter of any calendar year which are paid in the following calendar year prior to February 1 will be deemed received by the shareholder in the prior calendar year.

   Taxes. Because the Fund intends to distribute all of its net investment income and capital gains to shareholders and intends to otherwise continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code, it is not expected that the Fund will be required to pay any federal income tax.

   The Fund intends to qualify to pay "exempt-interest dividends" to its shareholders by maintaining, as of the close of each quarter of its taxable year, at least 50% of the value of its total assets in tax-exempt securities. If the Fund satisfies such requirement, distributions from net investment income to shareholders, whether taken in cash or reinvested in additional shares, will be excludable from gross income for federal income tax purposes to the extent net investment income is represented by interest on tax-exempt securities. Exempt-interest dividends are included, however, in determining what portion, if any, of a person's Social Security benefits are subject to federal income tax. The Internal Revenue Code may subject interest received on certain otherwise tax-exempt securities to an alternative minimum tax. This alternative minimum tax may be incurred due to interest received on certain "private activity bonds" (in general, bonds that benefit non-government entities) issued after August 7, 1986 which, although tax-exempt, are used for purposes other than those generally performed by government units (e.g., bonds used for commercial or housing purposes). Income received on such bonds is classified as a "tax preference item," under the alternative minimum tax, for both individual and corporate investors. The Fund anticipates that a portion of its investments will be made in such "private activity bonds," with the result that a portion of the exempt-interest dividends paid by the Fund will be an item of tax preference to shareholders subject to the alternative minimum tax. In addition, certain corporations which are subject to the alternative minimum tax may also have to include exempt-interest dividends in calculating their alter-native minimum taxable income in situations where the "adjusted current earnings" of the corporation exceeds its alternative minimum taxable income.

   Under the Revenue Reconciliation Act of 1993, all or a portion of the Fund's gain from the sale or redemption of tax-exempt obligations purchased at a market discount after April 30, 1993 will be treated as ordinary income rather than capital gain. This rule may increase the amount of ordinary income dividends received by shareholders.

   Within sixty days after the end of its fiscal year, the Fund will mail to its shareholders a statement indicating the percentage of the dividend distributions for such fiscal year which constitutes exempt-interest dividends and the percentage, if any, that is taxable, and the percentage, if any, of the exempt-interest dividends which constitutes an item of tax preference.

   Shareholders will normally be subject to federal income tax on dividends paid from interest income derived from taxable securities and on distributions of net short-term capital gains, if any. Distributions of long-term capital gains, if any, are taxable as long-term capital gains, regardless of how long the shareholder has held the Fund shares and regardless of whether the distribution is received in additional shares or in cash. To avoid being subject to a 31% federal backup withholding tax on taxable dividends, capital gains distributions and proceeds of redemptions or repurchases, shareholders' taxpayer identification numbers must be furnished and certified as to accuracy.

   Any loss on the sale or exchange of shares of the Fund which are held for six months or less is disallowed to the extent of the amount of any exempt-interest dividend paid with respect to such shares. Treasury Regulations may provide for a reduction in such required holding periods. If a shareholder receives a distribution that is taxed as a long-term capital gain on shares held for six months or less and sells those shares at a loss, the loss will be treated as a long-term capital loss.

   Interest on indebtedness incurred by shareholders to purchase or carry shares of an investment company paying exempt-interest dividends, such as the Fund, will not be deductible by the investor for federal income tax purposes.

   The exemption of interest income for federal income tax purposes does not necessarily result in exemption under the income or other tax laws of any state or local taxing authority. Thus, shareholders of the Fund may be subject to state and local taxes on exempt-interest dividends.

   The Fund may at times make payments from sources other than income or net capital gains. Payments from such sources will, in effect, represent a return of a portion of each shareholder's investment. All, or a portion, of such payments will not be taxable to shareholders.

   Shareholders should consult their tax advisers as to the applicability of the above to their own tax situation.

PERFORMANCE INFORMATION
-----------------------------------------------------------------------------

   From time to time the Fund may quote its "yield" and/or its "total return" in advertisements and sales literature. These figures are computed separately for Class A, Class B, Class C and Class D shares. Both the yield and the total return of the Fund are based on historical earnings and are not intended to indicate future performance. The yield of each Class of the Fund is computed by dividing the Class's net investment income over a 30-day period by an average value (using the average number of shares entitled to receive dividends and the maximum offering price per share at the end of the period), all in accordance with applicable regulatory requirements. Such amount is compounded for six months and then annualized for a twelve-month period to derive the Fund's yield for each Class. The Fund may also quote tax-equivalent yield, which is calculated by determining the pre-tax yield for each

Class which, after being taxed at a stated rate, would be equivalent to the yield determined as described above.

   The "average annual total return" of the Fund refers to a figure reflecting the average annualized percentage increase (or decrease) in the value of an initial investment in a Class of the Fund of $1,000 over periods of one, five and ten years. Average annual total return reflects all income earned by the Fund, any appreciation or depreciation of the Fund's assets, all expenses incurred by the applicable Class and all sales charges which would be incurred by shareholders, for the stated periods. It also assumes reinvestment of all dividends and distributions paid by the Fund.

   In addition to the foregoing, the Fund may advertise its total return for each Class over different periods of time by means of aggregate, average, year-by-year or other types of total return figures. Such calculations may or may not reflect the deduction of any sales charge which, if reflected, would reduce the performance quoted. The Fund may also advertise the growth of hypothetical investments of $10,000, $50,000 or $100,000 in each Class of shares of the Fund. The Fund from time to time may also advertise its performance relative to certain performance rankings and indexes compiled by independent organizations (such as mutual fund performance rankings of Lipper Analytical Services, Inc.).

   Prior to July 28, 1997, the Fund offered only one Class of shares. Because the distribution arrangement for Class A most closely resembles the distribution arrangement applicable prior to the implementation of multiple classes, historical performance information may be restated to reflect the current maximum sales charge applicable to Class A. In addition, because all shares of the Fund held prior to July 28, 1997 have been designated Class D shares, the Fund's historical performance may also be restated to reflect the absence of any sales charge in the case of Class D shares.

ADDITIONAL INFORMATION
-----------------------------------------------------------------------------

   Voting Rights. All shares of beneficial interest of the Fund are of $.01 par value and are equal as to earnings, assets and voting privileges except that each Class will have exclusive voting privileges with respect to matters relating to distribution expenses borne solely by such Class or any other matter in which the interests of one Class differ from the interests of any other Class. In addition, Class B shareholders will have the right to vote on any proposed material increase in Class A's expenses, if such proposal is submitted separately to Class A shareholders. Also, as discussed herein, Class A, Class B and Class C bear the expenses related to the distribution of their respective shares.

   The Fund is not required to hold Annual Meetings of Shareholders and in ordinary circumstances the Fund does not intend to hold such meetings. The Trustees may call Special Meetings of Shareholders for action by shareholder vote as may be required by the Act or the Declaration of Trust. Under certain circumstances the Trustees may be removed by action of the Trustees or by the shareholders.

   Under Massachusetts law, shareholders of a business trust may, under certain circumstances, be held personally liable as partners for the obligations of the Fund. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Fund, requires that Fund obligations include such disclaimer, and provides for indemnification and reimbursement of expenses out of the Fund's property for any share holder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations. Given the above limitations on shareholder personal liability and the nature of the Fund's assets and operations, the possibility of the Fund's being unable to meet its obligations is remote and, in the opinion of Massa-chusetts counsel to the Fund, the risk to Fund shareholders of personal liability is remote.

   Code of Ethics. Directors, officers and employees of InterCapital, Dean Witter Services Company Inc. and the Distributor are subject to a strict Code of Ethics adopted by those companies. The Code of Ethics is intended to ensure that the interests of shareholders and other clients are placed ahead of any personal interest, that no undue personal benefit is obtained from a person's employment activities and that actual and potential conflicts of interest are avoided. To achieve these goals and comply with regulatory requirements, the Code of Ethics requires, among other things, that personal securities transactions by employees of the companies be subject to an advance clearance process to monitor that no Dean Witter Fund is engaged at the same time in a purchase or sale of the same security. The Code of Ethics bans the purchase of securities in an initial public offering, and also prohibits engaging in futures and options transactions and profiting on short-term trading (that is, a purchase within sixty days of a sale or a sale within sixty days of a purchase) of a security. In addition, investment personnel may not purchase or sell a security for their personal account within thirty days before or after any transaction in any Dean Witter Fund managed by them. Any violations of the Code of Ethics are subject to sanctions, including reprimand, demotion or suspension or termination of employment. The Code of Ethics comports with regulatory requirements and the recommendations in the 1994 report by the Investment Company Institute Advisory Group on Personal Investing.

   Master/Feeder Conversion. The Fund reserves the right to seek to achieve its investment objective by investing all of its investable assets in a diversified, open-end management investment company having the same investment objective and policies and substantially the same investment restrictions as those applicable to the Fund.

   Shareholder Inquiries. All inquiries regarding the Fund should be directed to the Fund at the telephone numbers or address set forth on the front cover of this Prospectus.

                       THE DEAN WITTER FAMILY OF FUNDS

MONEY MARKET FUNDS
Dean Witter Liquid Asset Fund Inc.
Dean Witter Tax-Free Daily Income Trust
Dean Witter U.S. Government Money Market Trust
Dean Witter California Tax-Free Daily Income Trust
Dean Witter New York Municipal Money Market Trust

EQUITY FUNDS
Dean Witter American Value Fund
Dean Witter Natural Resource Development
 Securities Inc.
Dean Witter Dividend Growth Securities Inc.
Dean Witter Developing Growth Securities Trust
Dean Witter World Wide Investment Trust
Dean Witter Value-Added Market Series
Dean Witter Utilities Fund
Dean Witter Capital Growth Securities
Dean Witter European Growth Fund Inc.
Dean Witter Pacific Growth Fund Inc.
Dean Witter Precious Metals and Minerals Trust
Dean Witter Health Sciences Trust
Dean Witter Global Dividend Growth Securities
Dean Witter Global Utilities Fund
Dean Witter International SmallCap Fund
Dean Witter Mid-Cap Growth Fund
Dean Witter Balanced Growth Fund
Dean Witter Capital Appreciation Fund
Dean Witter Information Fund
Dean Witter Japan Fund
Dean Witter Income Builder Fund
Dean Witter Special Value Fund
Dean Witter Financial Services Trust
Dean Witter Market Leader Trust

ASSET ALLOCATION FUNDS
Dean Witter Strategist Fund
Dean Witter Global Asset Allocation Fund

ACTIVE ASSETS ACCOUNT PROGRAM
Active Assets Money Trust
Active Assets Tax-Free Trust
Active Assets California Tax-Free Trust
Active Assets Government Securities Trust

FIXED-INCOME FUNDS
Dean Witter High Yield Securities Inc.
Dean Witter Tax-Exempt Securities Trust
Dean Witter U.S. Government Securities Trust
Dean Witter Federal Securities Trust
Dean Witter Convertible Securities Trust
Dean Witter California Tax-Free Income Fund
Dean Witter New York Tax-Free Income Fund
Dean Witter World Wide Income Trust
Dean Witter Intermediate Income Securities
Dean Witter Global Short-Term Income Fund Inc.
Dean Witter Multi-State Municipal Series Trust
Dean Witter Short-Term U.S. Treasury Trust
Dean Witter Diversified Income Trust
Dean Witter Limited Term Municipal Trust
Dean Witter Short-Term Bond Fund
Dean Witter National Municipal Trust
Dean Witter High Income Securities
Dean Witter Balanced Income Fund
Dean Witter Hawaii Municipal Trust
Dean Witter Intermediate Term U.S. Treasury Trust

DEAN WITTER RETIREMENT SERIES
Liquid Asset Series
U.S. Government Money Market Series
U.S. Government Securities Series
Intermediate Income Securities Series
American Value Series
Capital Growth Series
Dividend Growth Series
Stategist Series
Utilities Series
Value-Added Market Series
Global Equity Series

DEAN WITTER
TAX-EXEMPT SECURITIES TRUST
Two World Trade Center
New York, New York 10048

TRUSTEES
Michael Bozic
Charles A. Fiumefreddo
Edwin J. Garn
John R. Haire
Dr. Manuel H. Johnson
Michael E. Nugent
Philip J. Purcell
John L. Schroeder

OFFICERS
Charles A. Fiumefreddo
Chairman and Chief Executive Officer

Barry Fink
Vice President, Secretary and
General Counsel

James F. Willison
Vice President

Joseph R. Arcieri
Vice President

Thomas F. Caloia
Treasurer

CUSTODIAN
The Bank of New York
90 Washington Street
New York, New York 10286

TRANSFER AGENT AND
DIVIDEND DISBURSING AGENT
Dean Witter Trust Company
Harborside Financial Center
Plaza Two
Jersey City, New Jersey 07311

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
1177 Avenue of the Americas
New York, New York 10036

INVESTMENT MANAGER
Dean Witter InterCapital Inc.

DEAN WITTER
TAX-EXEMPT
SECURITIES
TRUST
                                                     PROSPECTUS--JULY 28, 1997

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
Two World Trade Center, New York, New York 10048
LETTER TO THE SHAREHOLDERS December 31, 1996

DEAR SHAREHOLDER:

We are pleased to present the annual report on the operations of Dean Witter Tax-Exempt Securities Trust for the year ended December 31, 1996.

After accelerating in the first half of 1996, domestic economic growth moderated during the summer. Inflation remained under control despite full employment and stronger growth in the fourth quarter. The need for a tightening move by the Federal Reserve Board abated. Market confidence improved under these conditions and fixed-income yields moved lower in the second half of the year.

MUNICIPAL MARKET CONDITIONS

Long insured revenue bond yields rose from 5.40 percent in February to reach
6.15 percent in April and again in mid-June. Subsequently, demand for municipal bonds improved and followed the trend of U.S. Treasury securities to lower yields. By the end of December, insured bond yields stood at 5.60 percent. The yield curve pickup for extending maturities from 1 to 30 years was 210 basis points.

The ratio of insured revenue bond yields to 30-year U.S. Treasury yields, fell from 92 to 84 percent during the year. A declining ratio means that municipal bond prices outperformed U.S. Treasury prices. The ratio's average range for the past three years has been as low (rich) as 81 and as high (cheap) as 92 percent. The relative improvement in municipals occurred when flat-tax proposals failed to gain public support.

The municipal market achieved a balance between new-issue supply and maturing securities in 1996. New-issue volume increased 14 percent to $183 billion. Maturities and redemptions of older issues essentially matched underwriting volume.

PERFORMANCE

Dean Witter Tax-Exempt Securities Trust's total return for the year ended December 31, 1996 was 3.61 percent. The Fund's net asset value declined from $12.09 to $11.77 per share. Tax-free dividends of $0.65 per share and taxable long-term capital gains distributions of $0.08 per share were paid during the period. Dividends from tax-exempt income gave the Fund a

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
LETTER TO THE SHAREHOLDERS, continued

positive total return. The trailing 30-day SEC yield and distribution yield on December 31, 1996 were 4.69 percent and 5.22 percent, respectively.

                                [Graphic Omitted]

Since its inception on March 27, 1980, the Fund has provided shareholders with an average annual total return of 9.67 percent. The accompanying chart illustrates the performance of a $10,000 investment in the Fund for the 10 years ended December 31, 1996, versus the performance of a similar hypothetical investment in the issues that comprise the Lehman Brothers Municipal Bond Index, as well as the performance of the Lipper Analytical Services, Inc. General Municipal Debt Funds Index.

PORTFOLIO STRUCTURE

The Fund's net assets of $1.2 billion were diversified among 13 long-term sectors and 104 credits. Cash and short-term investments were increased to a range of 5 to 10 percent during 1996 in response to market volatility. Portfolio sales shifted to more market sensitive issues. The sales of discount and current-coupon issues exceeded sales of defensive, higher-coupon bonds with shorter calls. New purchases focused on securities with 15-to 25-year maturities rather than 20-to 30-year maturities. Modest discount or premium bonds with shorter durations were favored.

During the year the average maturity of the portfolio moved from 20 years to 17 years. The portfolio's distribution of older, shorter-call issues and newer issues with longer call dates provided an average of 7 years of call protection. Bonds with shorter than average call protection had book yields in excess of 6 1/2 percent. The book yields of bonds with longer call protection averaged less than 6 percent. The portfolio has continued to maintain high-quality, with 70 percent of its long-term holdings rated double "A" or better.

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
LETTER TO THE SHAREHOLDERS, continued

PORTFOLIO STRUCTURE, continued

                                [Graphic Omitted]



                                [Graphic Omitted]



                                [Graphic Omitted]

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
LETTER TO THE SHAREHOLDERS, continued

LOOKING AHEAD


With the collapse of flat-tax proposals, municipal bonds have improved relative to U.S. Treasury securities. Tax-free bonds are currently near the "rich" end of their average range versus Treasury yields. Under these conditions, the Fund has accumulated an above average cash position and has moved to shorter maturities. If municipals were to cheapen in the future, the Fund would likely draw down some of its cash and extend maturities in seeking opportunities to pick up income.

We appreciate your ongoing support of Dean Witter Tax-Exempt Securities Trust and look forward to continuing to serve your investment needs.

Very truly yours,


/s/ Charles A. Fiumefreddo
CHARLES A. FIUMEFREDDO
Chairman of the Board

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS December 31, 1996

  PRINCIPAL
  AMOUNT IN                                                                    COUPON    MATURITY
  THOUSANDS                                                                     RATE       DATE         VALUE
-----------------------------------------------------------------------------------------------------------------
             TAX-EXEMPT MUNICIPAL BONDS (94.5%)
             General Obligation (11.4%)
             North Slope Borough, Alaska,
 $    5,000   Ser 1992 A Conv (MBIA) .........................................  5.90 %   06/30/03  $    5,358,450
     15,000   Ser 1994 B (FSA) ...............................................  0.00     06/30/05       9,679,800
     18,500   Ser 1995 A (MBIA) ..............................................  0.00     06/30/06      11,223,950
     11,000   Ser 1996 B (MBIA) ..............................................  0.00     06/30/06       6,673,700
     10,000   Ser 1996 B (MBIA) ..............................................  0.00     06/30/07       5,697,600
      4,000  Connecticut, College Savings 1989 Ser A  ........................  0.00     07/01/08       2,209,080
             Massachusetts,
     20,000   Refg 1996 Ser A (AMBAC) ........................................  6.00     11/01/10      21,480,800
     10,000   Refg 1993 Ser A ................................................  5.50     02/01/11      10,051,300
      4,000  Clark County, Nevada, Transportation Ser 1992 A (AMBAC)  ........  6.50     06/01/17       4,518,640
             New York City, New York,
     10,000   1990 Ser D .....................................................  6.00     08/01/07      10,077,700
     10,000   1990 Ser D .....................................................  6.00     08/01/08      10,053,900
     10,000  Pennsylvania, First Ser 1995 (FGIC) .............................  5.50     05/01/12      10,074,700
      7,500  Shelby County, Tennessee, Refg 1995 Ser A  ......................  5.625    04/01/14       7,610,025
     20,120  King County, Washington, Ltd Tax 1995 (MBIA) ....................  6.00     01/01/23      20,632,255
------------                                                                                       --------------
    155,120                                                                                           135,341,900
------------                                                                                       --------------
             Educational Facilities Revenue (5.4%)
     10,000  Indiana University, Student Fee Ser K (MBIA) ....................  5.875    08/01/20      10,089,600
      7,000  Massachusetts Health & Educational Facilities Authority, Boston
              University Ser 1991 (MBIA) .....................................  6.66     10/01/31       7,524,650
     15,000  New Hampshire Higher Educational & Health Facilities Authority,
              Dartmouth College Ser 1993 .....................................  5.375    06/01/23      14,239,800
      2,000  New Jersey Development Authority, The Seeing Eye Inc 1991 .......  7.30     04/01/11       2,100,380
             New York State Dormitory Authority,
      5,000   State University Ser 1989 B ....................................  0.00     05/15/02       3,879,350
     20,000   State University Ser 1990 B ....................................  7.00     05/15/16      21,422,400
      5,000  Vermont Educational & Health Buildings Financing Agency,
              Middlebury College Ser 1996 ....................................  5.375    11/01/26       4,795,450
------------                                                                                       --------------
     64,000                                                                                            64,051,630
------------                                                                                       --------------
             Electric Revenue (11.7%)
     25,000  Salt River Project Agricultural Improvement & Power District,
              Arizona, Refg 1993 Ser C .......................................  5.50     01/01/10      25,702,250
     10,000  Sacramento Municipal Utility District, California, Refg 1994 Ser
              I (MBIA) .......................................................  5.75     01/01/15      10,104,900
     10,000  Municipal Electric Authority of Georgia, Fifth Crossover Ser ....  6.50     01/01/17      10,922,200
      8,000  New York State Power Authority, General Purpose Ser CC ..........  5.25     01/01/18       7,581,200
     15,000  Puerto Rico Electric Power Authority, Power Ser O ...............  0.00     07/01/17       4,599,750
     15,000  South Carolina Public Service Authority, 1995 Refg Ser A
              (AMBAC) ........................................................  6.25     01/01/22      15,957,600
      6,000  Austin, Texas, Combined Utilities Refg Ser 1993 A ...............  5.75     11/15/13       6,019,320
     24,000  San Antonio, Texas, Electric & Gas Refg Ser 1994 C ..............  4.70     02/01/06      23,072,160

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS December 31, 1996, continued

  PRINCIPAL
  AMOUNT IN                                                                    COUPON    MATURITY
  THOUSANDS                                                                     RATE       DATE         VALUE
-----------------------------------------------------------------------------------------------------------------
             Intermountain Power Agency, Utah,
$10,000       Refg 1996 Ser D ................................................  5.00 %   07/01/21  $    9,069,600
 10,000       Refg 1997 Ser B (MBIA)(WI) .....................................  5.75     07/01/19       9,806,300
 15,000      Washington Public Power System, Proj #2 Refg Ser 1994 A
              (Secondary MBIA) ...............................................  6.00     07/01/07      16,061,850
------------                                                                                       --------------
148,000                                                                                               138,897,130
------------                                                                                       --------------
             Hospital Revenue (7.4%)
 10,000      Birmingham -Carraway Special Care Facilities Financing
              Authority, Alabama, Carraway Methodist Health Systems Ser 1995
              A (Connie Lee) .................................................  6.25     08/15/09      10,808,000
  3,000      Baxter County, Arkansas, Baxter County Regional Hospital Inc
              Impr & Refg Ser 1992 ...........................................  7.50     09/01/21       3,216,660
 10,000      California Health Facilities Financing Authority, Kaiser
              Permanente Ser 1985 ............................................  5.55     08/15/25       9,544,900
  1,500      Massachusetts Health & Educational Facilities Authority, Malden
              Hospital - FHA Ins Mtge Ser A ..................................  5.00     08/01/16       1,343,580
             Rochester, Minnesota,
  5,000       Mayo Foundation/Mayo Medical Center Ser 1992 I .................  5.75     11/15/21       4,999,600
  3,700       Mayo Foundation/Mayo Medical Center Ser 1992 F .................  6.25     11/15/21       3,870,274
 10,000      Missouri Health & Educational Facilities Authority,
              Barnes-Jewish Inc/Christian Health Services Ser 1993 A .........  5.25     05/15/14       9,581,600
  6,000      New York State Medical Care Facilities Finance Agency,
              Presbyterian Hospital -FHA Ins Mtge 1984 Ser A Refg ............  5.25     08/15/14       5,779,320
 10,000      Charlotte-Mecklenburg County Hospital Authority, North Carolina,
              Ser 1992 .......................................................  6.00     01/01/22      10,136,700
  5,000      University of North Carolina, Hospitals at Chapel Hill Ser 1996 .  5.00     02/15/29       4,486,600
  4,000      Cuyahoga County, Ohio, The Cleveland Clinic Foundation Refg Ser
              1988 A .........................................................  8.00     12/01/15       4,156,680
  5,000      North Central Texas Health Facilities Development Corporation,
              University Medical Center Inc Ser 1997 (FSA) (WI) ..............  5.45     04/01/15       4,889,900
  7,000      Fairfax County Industrial Development Authority, Virginia, Inova
              Health System Foundation Refg Ser 1993 A .......................  5.25     08/15/19       6,601,840
 10,000      Fredericksburg Industrial Development Authority, Virginia,
              Medicorp Health System Refg Ser 1996 (AMBAC) ...................  5.25     06/15/16       9,634,000
------------                                                                                       --------------
 90,200                                                                                                89,049,654
------------                                                                                       --------------
             Industrial Development/Pollution Control Revenue (6.7%)
  1,300      Jefferson County, Kentucky, Louisville Gas & Electric Co 1993
              Ser B ..........................................................  5.625    08/15/19       1,289,223
  1,450      Maryland Industrial Development Financing Authority, Medical
              Waste Assocs LP 1989 Ser (AMT) .................................  8.75     11/15/10       1,450,000
  5,000      Becker, Minnesota, Northern States Power Co Ser A 1989 ..........  6.80     04/01/07       5,300,250
 15,000      Claiborne County, Mississippi, Middle South Energy Inc Ser C  ...  9.875    12/01/14      16,619,100
 10,000      Clark County, Nevada, Nevada Power Co Ser 1992 A (AMT) (FGIC) ...  6.70     06/01/22      10,757,700
 10,000      Washoe County, Nevada, Sierra Pacific Power Co Ser 1987 (AMBAC) .  6.30     12/01/14      10,585,600
  5,000      Alliance Airport Authority, Texas, AMR Corp Ser 1990 (AMT) ......  7.50     12/01/29       5,355,400
 10,000      Dallas-Fort Worth International Airport Facility Improvement
              Corporation, Texas, American Airlines Inc Ser 1995 .............  6.00     11/01/14       9,923,400

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS December 31, 1996, continued

  PRINCIPAL
  AMOUNT IN                                                                    COUPON    MATURITY
  THOUSANDS                                                                     RATE       DATE         VALUE
-----------------------------------------------------------------------------------------------------------------
$ 7,000      Matagorda County Navigation District #1, Texas, Central Power &
              Light Co Collateralized Ser 1984 A .............................  7.50 %   12/15/14  $    7,718,830
 10,000      Weston, Wisconsin, Wisconsin Public Service Corp Refg Ser 1993
              A ..............................................................  6.90     02/01/13      10,991,400
------------                                                                                       --------------
 74,750                                                                                                79,990,903
------------                                                                                       --------------
             Mortgage Revenue -Multi-Family (2.1%)
  7,000      Michigan Housing Development Authority, Rental Ser A (Bifurcated
              FSA) ...........................................................  6.50     04/01/23       7,253,050
  9,000      New Jersey Housing & Mortgage Finance Agency, 1995 Ser A
              (AMBAC) ........................................................  6.05     11/01/20       9,179,190
             New York City Housing Developement Corporation, New York,
  4,514       Ruppert Proj -FHA Ins Sec 223F .................................  6.50     11/15/18       4,637,092
  4,371       Stevenson Commons Proj -FHA Ins Sec 223F .......................  6.50     05/15/18       4,463,777
------------                                                                                       --------------
 24,885                                                                                                25,533,109
------------                                                                                       --------------
             Mortgage Revenue -Single Family (6.7%)
 10,000      Alaska Housing Finance Corporation, Governmental 1995 Ser A
              (MBIA) .........................................................  5.875    12/01/24       9,965,400
  2,440      California Housing Finance Agency, Home Cap Apprec 1983 Ser B  ..  0.00     08/01/15         381,372
 12,100      Illinois Housing Development Authority, Residential 1991 Ser C
              (AMT) ..........................................................  6.875    02/01/18      12,554,355
  4,000      Missouri Housing Development Commission, Homeownership GNMA/FNMA
              1996 Ser C (AMT) ...............................................  7.45     09/01/27       4,419,760
  6,900      Nebraska Investment Finance Authority, GNMA-Backed 1990 Ser
              (AMT) ..........................................................  7.631    09/10/30       7,305,306
  4,010      North Carolina Housing Finance Agency, Ser Q (AMT) ..............  8.00     03/01/18       4,275,783
  6,950      Ohio Housing Finance Agency, GNMA-Backed 1990 Ser A (AMT) .......  6.903    03/01/31       7,285,824
 10,000      Pennsylvania Housing Finance Agency, Ser 1991-31 (AMT) ..........  7.00     10/01/23      10,541,100
             Tennessee Housing Development Agency,
  4,000       Mortgage Finance 1993 Ser A ....................................  5.90     07/01/18       4,031,880
 11,000       Mortgage Finance 1993 Ser A ....................................  5.95     07/01/28      11,065,560
  7,600      Wisconsin Housing & Economic Development Authority, Home
              Ownership 1991 Ser (AMT) .......................................  7.097    10/25/22       7,965,864
------------                                                                                       --------------
 79,000                                                                                                79,792,204
------------                                                                                       --------------
             Public Facilities Revenue (2.3%)
  5,000      Palm Beach County, Florida, Criminal Justice Ser 1990 (FGIC) ....  6.00     06/01/13       5,092,200
 10,000      Michigan Building Authority, 1993 Refg Ser I (AMBAC) ............  5.30     10/01/16       9,494,500
  6,000      Saint Louis Industrial Development Authority, Missouri, Kiel
              Center Refg Ser 1992 (AMT) .....................................  7.75     12/01/13       6,423,540
  5,000      Ohio Building Authority, Correctional 1985 Ser C BIGS ...........  9.75     10/01/05       6,619,750
------------                                                                                       --------------
 26,000                                                                                                27,629,990
------------                                                                                       --------------
             Resource Recovery Revenue (5.8%)
             Connecticut Resources Recovery Authority,
  9,000       American REF-FUEL Co of Southeastern Connecticut 1988 Ser A
              (AMT) ..........................................................  8.00     11/15/15       9,720,540
  4,950       Bridgeport RESCO Ser A .........................................  7.625    01/01/09       5,107,707
  7,000      Savannah Resource Recovery Development Authority, Georgia,
              Savannah Energy Systems Co Ser 1992 ............................  6.30     12/01/06       7,385,210
 10,000      Northeast Maryland Waste Disposal Authority, Montgomery County
              Ser 1993 A (AMT) ...............................................  6.30     07/01/16      10,197,500

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS December 31, 1996, continued

  PRINCIPAL
  AMOUNT IN                                                                    COUPON    MATURITY
  THOUSANDS                                                                     RATE       DATE         VALUE
-----------------------------------------------------------------------------------------------------------------
$ 9,000      Mercer County Improvement Authority, New Jersey, Refg Ser A 1992
              (AMT)(FGIC) ....................................................  6.70 %   04/01/13  $    9,009,990
 10,000      Hempstead Industrial Development Agency, New York, 1985 American
              REF-FUEL Co of Hempstead .......................................  7.40     12/01/10      10,250,000
  6,000      New York State Environmental Facilities Corporation, Huntington
              1989 Ser A (AMT) ...............................................  7.50     10/01/12       6,344,220
  5,000      Onondaga County Resource Recovery Agency, New York, 1992 Ser
              (AMT) ..........................................................  6.875    05/01/06       5,219,800
  5,000      Fairfax County Economic Development Authority, Virginia, Ogden
              Martin Systems of Fairfax Inc Ser 1988 A (AMT) .................  7.75     02/01/11       5,387,800
------------                                                                                       --------------
 65,950                                                                                                68,622,767
------------                                                                                       --------------
             Transportation Facilities Revenue (12.5%)
  8,965      Mid-Bay Bridge Authority, Florida, Sr Lien Crossover Refg Ser
              1993 A .........................................................  6.00     10/01/13       8,954,601
             Atlanta, Georgia,
  5,000       Airport Refg Ser 1996 (AMBAC)  .................................  6.00     01/01/07       5,393,800
 10,000       Airport Ser 1990 (AMT) .........................................  6.25     01/01/21      10,281,300
  8,100      Metropolitan Atlanta Rapid Transit Authority, Georgia, Sales Tax
              Refg Ser K .....................................................  7.25     07/01/10       8,574,822
  5,000      Hawaii, Airports Second Ser 1991 (AMT) ..........................  7.00     07/01/18       5,365,450
             Kentucky Turnpike Authority,
  9,000       Economic Development Road Refg Ser 1995 (AMBAC) ................  6.50     07/01/08      10,153,080
 30,000       Resource Recovery Road Refg 1987 Ser A  ........................  5.00     07/01/08      29,232,300
 11,000      New Jersey Highway Authority, Sr Parkway Refg 1992 Ser ..........  6.25     01/01/14      11,532,510
  6,595      Albuquerque, New Mexico, Airport Refg Ser 1997 (AMT) (AMBAC)
              (WI) ...........................................................  6.375    07/01/15       6,955,878
             Ohio Turnpike Commission,
  4,000       1994 Ser A  ....................................................  5.75     02/15/24       3,988,800
 20,000       1996 Ser A (MBIA) ..............................................  5.50     02/15/26      19,656,600
  5,000      Pennsylvania Turnpike Commission, Ser L of 1991 (MBIA) ..........  6.00     06/01/15       5,141,500
 10,000      Puerto Rico Highway & Transportation Authority, Refg Ser X ......  5.50     07/01/15       9,931,200
 10,000      Texas Turnpike Authority, Dallas North Tollway Refg Ser 1997
              (FGIC) .........................................................  5.25     01/01/23       9,550,000
  4,000      Virginia Transportation Board, US Route 58 Corridor Ser 1993 B ..  5.625    05/15/13       4,008,960
------------                                                                                       --------------
146,660                                                                                               148,720,801
------------                                                                                       --------------
             Water & Sewer Revenue (9.7%)
 10,000      Birmingham Water Works & Sewer Board, Alabama, Ser 1994 .........  5.50     01/01/20       9,935,500
 10,000      Phoenix Civic Improvement Corporation, Arizona, Jr Lien Water
              Ser 1994 .......................................................  5.45     07/01/19       9,734,700
 10,000      California Department of Water Resources, Central Valley Refg
              Ser L  .........................................................  5.50     12/01/23       9,766,200
 10,000      East Bay Municipal Utility District, California, Water Refg Ser
              1993 (MBIA) ....................................................  5.00     06/01/21       9,131,900
 10,000      Los Angeles, California, Wastewater Ser 1994-A (MBIA) ...........  5.875    06/01/24      10,198,600
 10,000      Dade County, Florida, Water & Sewer Ser 1995 (FGIC) .............  5.50     10/01/25       9,814,900
  5,000      Rockdale County Water & Sewerage Authority, Georgia, Ser 1996
              (FSA) ..........................................................  5.00     07/01/22       4,659,400

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS December 31, 1996, continued

  PRINCIPAL
  AMOUNT IN                                                                    COUPON    MATURITY
  THOUSANDS                                                                     RATE       DATE         VALUE
-----------------------------------------------------------------------------------------------------------------
             Massachusetts Water Resources Authority,
 $ 10,000     Refg 1992 Ser B ................................................  5.50 %   11/01/15  $   9,747,500
   10,000     1993 Ser C .....................................................  5.25     12/01/15      9,707,800
   10,000     1996 Ser A (FGIC) ..............................................  5.50     11/01/21      9,826,400
    4,000    Detroit, Michigan, Sewage Refg Ser 1993-A (FGIC) ................  5.70     07/01/13      4,040,240
    8,500    New York City Municipal Water Finance Authority, New York, 1994
              Ser B  .........................................................  5.30     06/15/06      8,592,055
   10,000    Philadelphia, Pennsylvania, Water & Wastewater Ser 1993 (FSA) ...  5.50     06/15/15      9,773,200
------------                                                                                       --------------
  117,500                                                                                            114,928,395
------------                                                                                       --------------
             Other Revenue (2.4%)
    3,500    Denver, Colorado, Excise Tax Ser 1985 A .........................  5.00     11/01/08      3,414,320
             New York Local Government Assistance Corporation,
    5,000     Ser 1993 C Refg ................................................  5.375    04/01/14      4,881,500
   10,000     Ser 1994 A  ....................................................  5.50     04/01/17      9,987,000
    5,000     Ser 1995 A  ....................................................  6.00     04/01/24      5,106,900
    5,000    Houston, Texas, Sr Lien Hotel Occupancy Tax Refg Ser 1995 (FSA) .  5.50     07/01/11      5,011,000
------------                                                                                       --------------
   28,500                                                                                             28,400,720
------------                                                                                       --------------
             Refunded (10.4%)
    5,000    Central Coast Water Authority, California, Ser 1992 (AMBAC) .....  6.60     10/01/02++    5,647,550
    9,000    Los Angeles Convention & Exhibition Center Authority,
              California, Ser 1985 COPs ......................................  9.00     12/01/05++   11,869,290
    6,000    Connecticut Health & Educational Facilities Authority, Yale-New
              Haven Hospital Ser F (MBIA) ....................................  7.10     07/01/00++    6,633,600
    2,500    Mid-Bay Bridge Authority, Florida, Ser 1991 A (ETM) .............  6.875    10/01/22      2,854,200
    9,790    Metropolitan Pier & Exposition Authority, Illinois, McCormick
              Place Ser 1992 A ...............................................  6.50     06/15/03++   10,994,366
    8,000    Massachusetts, 1994 Ser C (FGIC) ................................  6.75     11/01/04++    9,164,640
   14,000    New York State Dormitory Authority, Suffolk County Judicial Ser
              1986 (ETM) .....................................................  7.375    07/01/16     16,952,460
   25,000    Intermountain Power Agency, Utah, Refg 1985 Ser H (GAINS) .......  0.00 +   07/01/03++   24,159,500
    5,000    Salt Lake City, Utah, IHC Hospital Inc Ser of 1983 (ETM) ........  5.00     06/01/15      4,835,050
   28,000    Fairfax County Industrial Development Authority, Virginia,
              Fairfax Hospital System Inc/Inova Health Ser 1991 ..............  6.801    08/15/01++   30,990,680
------------                                                                                       --------------
  112,290                                                                                            124,101,336
------------                                                                                       --------------
1,132,855    TOTAL TAX-EXEMPT MUNICIPAL BONDS
             (Identified Cost $1,051,723,235) .................................................... 1,125,060,539
------------                                                                                       --------------
             SHORT-TERM TAX-EXEMPT MUNICIPAL OBLIGATIONS (6.1%)
    9,700    Dade County Health Facilities Authority, Florida, Miami
              Childrens Hospital Ser 1990 (Demand 01/02/97)  .................  5.05 *   09/01/20      9,700,000
   13,900    Hapeville Development Authority, Georgia, Hapeville Hotel Ltd
              Ser 1985 (Demand 01/02/97) .....................................  5.00 *   11/01/15     13,900,000
    8,700    University of Michigan, Hospital Ser 1995 A (Demand 01/02/97) ...  5.10 *   12/01/19      8,700,000

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS December 31, 1996, continued

  PRINCIPAL
  AMOUNT IN                                                                    COUPON    MATURITY
  THOUSANDS                                                                     RATE       DATE         VALUE
-----------------------------------------------------------------------------------------------------------------
  $ 18,900   Missouri Health & Educational Facilities Authority, Washington
              University Ser 1996 D (Demand 01/02/97) ........................  4.75*%   02/01/30     $18,900,000
     9,000   North Central Texas Health Facilities Development Corporation,
              University Medical Center Inc Ser 1987 .........................  7.75     04/01/97++     9,294,570
    11,600   Kemmerer, Wyoming, Exxon Corp Ser 1984 (Demand 01/02/97) ........  5.10*    11/01/14      11,600,000
------------                                                                                       --------------
    71,800   TOTAL SHORT-TERM TAX-EXEMPT MUNICIPAL OBLIGATIONS
------------
             (Identified Cost $71,447,050) ........................................................    72,094,570
                                                                                                   --------------
$1,204,655   TOTAL INVESTMENTS (Identified Cost $1,123,170,285) (a) ...................   100.6%    1,197,155,109
============
             LIABILITIES IN EXCESS OF CASH AND OTHER ASSETS ...........................   (0.6)        (7,121,119)
                                                                                       ----------- --------------
             NET ASSETS ...............................................................   100.0%   $1,190,033,990
                                                                                       =========== ==============

------------
AMT         Alternative Minimum Tax.
BIGS        Bond Income Growth Security.
COPs        Certificates of Participation.
ETM         Escrowed to Maturity.
GAINS       Growth and Income Security.
WI          Security purchased on a when issued basis.
+           Zero coupon; will convert to 10.00% on July 1, 2000.
++          Prerefunded to call date shown.
*           Current coupon of variable rate security.
(a)         The aggregate cost for federal income tax purposes approximates identified cost. The aggregate gross unrealized appreciation is $77,142,347 and the aggregate gross unrealized depreciation is $3,157,523, resulting in net unrealized appreciation of $73,984,824.

Bond Insurance:
AMBAC       AMBAC Indemnity Corporation.
Connie Lee  Connie Lee Insurance Company.
FGIC        Financial Guaranty Insurance Company.
FSA         Financial Security Assurance Company.
MBIA        Municipal Bond Investors Assurance Corporation.


                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS December 31, 1996, continued

Geographic Summary of Investments
Based on Market Value as a Percent of Net Assets
December 31, 1996

Alabama             1.7%
Alaska              4.1
Arizona             3.0
Arkansas            0.3
California          5.6
Colorado            0.3
Connecticut         2.0
Florida             3.1
Georgia             5.1
Hawaii              0.4
Illinois            2.0
Indiana             0.8
Kentucky            3.4
Maryland            1.0%
Massachusetts       6.6
Michigan            2.5
Minnesota           1.2
Mississippi         1.4
Missouri            3.3
Nebraska            0.6
Nevada              2.2
New Hampshire       1.2
New Jersey          2.7
New Mexico          0.6
New York           11.4
North Carolina      1.6
Ohio                3.5%
Pennsylvania        3.0
Puerto Rico         1.2
South Carolina      1.3
Tennessee           1.9
Texas               6.8
Utah                4.0
Vermont             0.4
Virginia            4.7
Washington          3.1
Wisconsin           1.6
Wyoming             1.0
                -------
Total             100.6%
                =======


                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
FINANCIAL STATEMENTS

STATEMENTS OF ASSETS AND LIABILITIES
December 31, 1996

ASSETS:
Investments in securities, at value
 (identified cost $1,123,170,285) ..................................... $1,197,155,109
Cash ..................................................................        887,063
Receivable for:
  Interest ............................................................     17,424,216
  Shares of beneficial interest sold ..................................        244,066
Prepaid expenses and other assets .....................................         27,394
                                                                        --------------
  TOTAL ASSETS ........................................................  1,215,737,848
                                                                        --------------
LIABILITIES:
Payable for:
  Investments purchased ...............................................     20,777,892
  Dividends and distributions .........................................      3,724,283
  Shares of beneficial interest repurchased ...........................        596,522
  Investment management fee ...........................................        452,931
Accrued expenses ......................................................        152,230
                                                                        --------------
  TOTAL LIABILITIES ...................................................     25,703,858
                                                                        --------------
NET ASSETS:
Paid-in-capital .......................................................  1,115,886,458
Net unrealized appreciation ...........................................     73,984,824
Accumulated undistributed net realized gain ...........................        162,708
                                                                        --------------
  NET ASSETS .......................................................... $1,190,033,990
                                                                        ==============
NET ASSET VALUE PER SHARE,
 101,083,561 shares outstanding (unlimited shares authorized of $.01
 par value) ........................................................... $        11.77
                                                                        ==============
MAXIMUM OFFERING PRICE PER SHARE
 (net asset value plus 4.17% of net asset value)* ..................... $        12.26
                                                                        ==============

------------

*      On sales of $25,000 or more the offering price is reduced.

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
FINANCIAL STATEMENTS, continued

STATEMENT OF OPERATIONS
For the year ended December 31, 1996

NET INVESTMENT INCOME:
INTEREST INCOME ........................   $ 74,093,062
                                         --------------
EXPENSES
Investment management fee ..............      5,320,578
Transfer agent fees and expenses  ......        387,764
Shareholder reports and notices  .......         62,672
Custodian fees .........................         52,615
Professional fees ......................         52,404
Registration fees ......................         46,458
Trustees' fees and expenses ............         15,285
Other ..................................         30,574
                                         --------------
  TOTAL EXPENSES .......................      5,968,350
  LESS: EXPENSE OFFSET  ................        (40,849)
                                         --------------
  NET EXPENSES .........................      5,927,501
                                         --------------
  NET INVESTMENT INCOME ................     68,165,561
                                         --------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS):
Net realized gain ......................      2,959,135
Net change in unrealized appreciation  .    (29,830,436)
                                         --------------
  NET LOSS .............................    (26,871,301)
                                         --------------
NET INCREASE ...........................   $ 41,294,260
                                         ==============

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
FINANCIAL STATEMENTS, continued

STATEMENT OF CHANGES IN NET ASSETS

                                                          FOR THE YEAR      FOR THE YEAR
                                                              ENDED             ENDED
                                                        DECEMBER 31, 1996 DECEMBER 31, 1995
------------------------------------------------------ ----------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income .................................    $   68,165,561    $   76,135,601
Net realized gain .....................................         2,959,135        17,721,238
Net change in unrealized appreciation/depreciation  ...       (29,830,436)      117,785,387
                                                       ----------------- -----------------
  NET INCREASE.........................................        41,294,260       211,642,226
                                                       ----------------- -----------------
DIVIDENDS AND DISTRIBUTIONS FROM:
Net investment income .................................       (68,543,874)      (75,983,289)
Net realized gain .....................................        (8,374,759)      (12,426,304)
                                                       ----------------- -----------------
  TOTAL ...............................................       (76,918,633)      (88,409,593)
                                                       ----------------- -----------------
Net decrease from transactions in shares of beneficial
 interest .............................................       (99,650,138)      (93,207,593)
                                                       ----------------- -----------------
  NET INCREASE (DECREASE) .............................      (135,274,511)       30,025,040
NET ASSETS:
Beginning of period ...................................     1,325,308,501     1,295,283,461
                                                       ----------------- -----------------
  END OF PERIOD
  (Including undistributed net investment income of
  $0 and $378,313, respectively) ......................    $1,190,033,990    $1,325,308,501
                                                       ================= =================


                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
NOTES TO FINANCIAL STATEMENTS December 31, 1996

1. ORGANIZATION AND ACCOUNTING POLICIES

Dean Witter Tax-Exempt Securities Trust (the "Fund") is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund's investment objective is to provide a high level of current income which is exempt from federal income tax, consistent with the preservation of capital. The Fund was incorporated in Maryland in 1979, commenced operations on March 27, 1980 and reorganized as a Massachusetts business trust on April 30, 1987.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

The following is a summary of significant accounting policies:

A. VALUATION OF INVESTMENTS -- Portfolio securities are valued for the Fund by an outside independent pricing service approved by the Trustees. The pricing service has informed the Fund that in valuing the Fund's portfolio securities, it uses both a computerized matrix of tax-exempt securities and evaluations by its staff, in each case based on information concerning market transactions and quotations from dealers which reflect the bid side of the market each day. The Fund's portfolio securities are thus valued by reference to a combination of transactions and quotations for the same or other securities believed to be comparable in quality, coupon, maturity, type of issue, call provisions, trading characteristics and other features deemed to be relevant. Short-term debt securities having a maturity date of more than sixty days at time of purchase are valued on a mark-to-market basis until sixty days prior to maturity and thereafter at amortized cost based on their value on the 61st day. Short-term debt securities having a maturity date of sixty days or less at the time of purchase are valued at amortized cost.

B. ACCOUNTING FOR INVESTMENTS -- Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses on security transactions are determined by the identified cost method. The Fund amortizes premiums and accretes discounts over the life of the respective securities. Interest income is accrued daily.

C. FEDERAL INCOME TAX STATUS -- It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable and nontaxable income to its shareholders. Accordingly, no federal income tax provision is required.

D. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS -- The Fund records dividends and distributions to its shareholders on the record date. The amount of dividends and distributions from net investment income

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
NOTES TO FINANCIAL STATEMENTS December 31, 1996, continued

and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or distributions in excess of net realized capital gains. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.

2. INVESTMENT MANAGEMENT AGREEMENT

Pursuant to an Investment Management Agreement with Dean Witter InterCapital Inc. (the "Investment Manager"), the Fund pays the Investment Manager a management fee, accrued daily and payable monthly, by applying the following annual rates to the Fund's net assets determined as of the close of each business day: 0.50% to the portion of daily net assets not exceeding $500 million; 0.425% to the portion of daily net assets exceeding $500 million but not exceeding $750 million; 0.375% to the portion of daily net assets exceeding $750 million but not exceeding $1 billion; 0.35% to the portion of daily net assets exceeding $1 billion but not exceeding $1.25 billion; and 0.325% to the portion of daily net assets exceeding $1.25 billion.

Under the terms of the Agreement, in addition to managing the Fund's investments, the Investment Manager maintains certain of the Fund's books and records and furnishes, at its own expense, office space, facilities, equipment, clerical, bookkeeping and certain legal services and pays the salaries of all personnel, including officers of the Fund who are employees of the Investment Manager. The Investment Manager also bears the cost of telephone services, heat, light, power and other utilities provided to the Fund.

3. SECURITY TRANSACTIONS AND TRANSACTIONS WITH AFFILIATES

The cost of purchases and proceeds from sales of portfolio securities, excluding short-term investments, for the year ended December 31, 1996 aggregated $215,642,138 and $383,666,566, respectively.

Dean Witter Trust Company, an affiliate of the Investment Manager, is the Fund's transfer agent. At December 31, 1996, the Fund had transfer agent fees and expenses payable of approximately $52,400.

The Fund has an unfunded noncontributory defined benefit pension plan covering all independent Trustees of the Fund who will have served as independent Trustees for at least five years at the time of

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
NOTES TO FINANCIAL STATEMENTS December 31, 1996, continued

retirement. Benefits under this plan are based on years of service and compensation during the last five years of service. Aggregate pension costs for the year ended December 31, 1996 included in Trustees' fees and expenses in the Statement of Operations amounted to $837. At December 31, 1996, the Fund had an accrued pension liability of $48,696 which is included in accrued expenses in the Statement of Assets and Liabilities.

Shares of the Fund are distributed by Dean Witter Distributors Inc. (the "Distributor"), an affiliate of the Investment Manager. The Distributor has informed the Fund that for the year ended December 31, 1996, it received approximately $1,050,000 in commissions from the sale of the Fund's shares. Such commissions are not an expense of the Fund; they are deducted from the proceeds of the shares.

4. SHARES OF BENEFICIAL INTEREST

Transactions in shares of beneficial interest were as follows:

                                                      FOR THE YEAR                   FOR THE YEAR
                                                         ENDED                          ENDED
                                                   DECEMBER 31, 1996              DECEMBER 31, 1995
                                            ------------------------------ ------------------------------
                                                 SHARES         AMOUNT          SHARES         AMOUNT
                                            -------------- --------------- -------------- ---------------
Sold                                            3,179,464    $  37,259,996     3,469,058    $  40,446,608
Reinvestment of dividends and distributions     3,684,669       43,078,883     4,260,271       50,182,467
                                            -------------- --------------- -------------- ---------------
                                                6,864,133       80,338,879     7,729,329       90,629,075
Repurchased                                   (15,389,992)    (179,989,017)  (15,722,604)    (183,836,668)
                                            -------------- --------------- -------------- ---------------
Net decrease                                   (8,525,859)   $ (99,650,138)   (7,993,275)   $ (93,207,593)
                                            ============== =============== ============== ===============

5. FEDERAL INCOME TAX STATUS

Capital losses incurred after October 31 ("post-October" losses) within the taxable year are deemed to arise on the first business day of the Fund's next taxable year. The Fund incurred and will elect to defer net capital losses of approximately $146,000 during fiscal 1996.

As of December 31, 1996, the Fund had temporary book/tax differences primarily attributable to post-October losses.

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
FINANCIAL HIGHLIGHTS

Selected ratios and per share data for a share of beneficial interest outstanding throughout each period:

                                   FOR THE YEAR ENDED DECEMBER 31,
                           ---------------------------------------------
                              1996     1995     1994      1993     1992
-------------------------- -------- -------- --------- -------- --------
PER SHARE
 OPERATING PERFORMANCE:
Net asset value,
 beginning of period ......  $12.09   $11.01   $12.41    $11.88   $11.65
                           -------- -------- --------- -------- --------
Net investment income  ....    0.65     0.67     0.70      0.77     0.79
Net realized and
 unrealized gain (loss)  ..   (0.24)    1.19    (1.37)     0.54     0.23
                           -------- -------- --------- -------- --------
Total from investment
  operations ..............    0.41     1.86    (0.67)     1.31     1.02
                           -------- -------- --------- -------- --------
Less dividends and
 distributions from:
 Net investment income  ...   (0.65)   (0.67)   (0.70)    (0.77)   (0.79)
 Net realized gain ........   (0.08)   (0.11)   (0.03)    (0.01)    --
                           -------- -------- --------- -------- --------
Total dividends and
  distributions ...........   (0.73)   (0.78)   (0.73)    (0.78)   (0.79)
                           -------- -------- --------- -------- --------
Net asset value,
 end of period ............  $11.77   $12.09   $11.01    $12.41   $11.88
                           ======== ======== ========= ======== ========
TOTAL INVESTMENT RETURN+       3.61%   17.37%   (5.55)%   11.23%    9.09%
RATIOS TO
 AVERAGE NET ASSETS:
Expenses ..................    0.48%    0.48%    0.47%     0.47%    0.49%
Net investment income .....    5.52%    5.76%    6.02%     6.23%    6.74%
SUPPLEMENTAL DATA:
Net assets, end of period,
  in millions .............  $1,190   $1,325   $1,295    $1,582   $1,323
Portfolio turnover rate  ..      18%      21%      16%       13%       4%

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                              1991     1990     1989     1988     1987
-------------------------- -------- -------- -------- -------- ---------
PER SHARE
 OPERATING PERFORMANCE:
Net asset value,
 beginning of period ......  $11.09   $11.28   $10.96   $10.45   $11.50
                           -------- -------- -------- -------- ---------
Net investment income  ....    0.80     0.80     0.81     0.81     0.80
Net realized and
 unrealized gain (loss)  ..    0.56    (0.18)    0.32     0.51    (0.97)
                           -------- -------- -------- -------- ---------
Total from investment
  operations ..............    1.36     0.62     1.13     1.32    (0.17)
                           -------- -------- -------- -------- ---------
Less dividends and
 distributions from:
 Net investment income  ...   (0.80)   (0.81)   (0.81)   (0.81)   (0.83)
 Net realized gain ........    --       --       --       --      (0.05)
                           -------- -------- -------- -------- ---------
Total dividends and
  distributions ...........   (0.80)   (0.81)   (0.81)   (0.81)   (0.88)
                           -------- -------- -------- -------- ---------
Net asset value,
 end of period ............  $11.65   $11.09   $11.28   $10.96   $10.45
                           ======== ======== ======== ======== =========
TOTAL INVESTMENT RETURN+      12.71%    5.86%   10.61%   13.02%   (1.44)%
RATIOS TO
 AVERAGE NET ASSETS:
Expenses ..................    0.51%    0.51%    0.51%    0.54%    0.52%
Net investment income .....    7.05%    7.25%    7.31%    7.51%    7.42%
SUPPLEMENTAL DATA:
Net assets, end of period,
  in millions .............  $1,145   $1,010   $1,033    $908      $896
Portfolio turnover rate  ..      10%      19%      13%      17%      37%

------------
+ Does not reflect the deduction of sales load. Calculated based on the net asset value as of the last business day of the period.

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND TRUSTEES
OF DEAN WITTER TAX-EXEMPT SECURITIES TRUST

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dean Witter Tax-Exempt Securities Trust (the "Fund") at December 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the ten years in the period then ended, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1996 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
1177 Avenue of the Americas
New York, New York 10036
February 10, 1997

                     1996 FEDERAL TAX NOTICE (unaudited)
-------------------------------------------------------------------------------
       During the year ended December 31, 1996, the Fund paid to the shareholders $0.65 per share from net investment income. All of the Fund's dividends from net investment income were exempt interest dividends, excludable from gross income for Federal income tax purposes. For the year ended December 31, 1996, the Fund paid to shareholders $0.08 per share from long-term capital gains.
-------------------------------------------------------------------------------

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
Two World Trade Center, New York, New York 10048
LETTER TO THE SHAREHOLDERS June 30, 1997

DEAR SHAREHOLDER:

We are pleased to present the semiannual report on the operations of Dean Witter Tax-Exempt Securities Trust for the six-month period ended June 30, 1997.

A consumer-led acceleration in economic activity in late 1996 carried into the first quarter of 1997. This contributed to a rise in interest rates between December 1996 and April 1997. On March 25, 1997, the Federal Reserve Board raised the federal-funds rate 25 basis points to 5.50 percent in a preemptive move against a possible increase in the rate of inflation. The bond market recognized that additional rate hikes by the central bank were possible, but began to rally when short-term interest rates remained unchanged in May.

MUNICIPAL MARKET CONDITIONS

Municipal yields followed the trend of U.S. Treasury yields, but with less volatility. Long-term insured revenue bond yields rose from 5.45 percent at the end of November 1996 to a high of 5.85 percent in mid April 1997 before declining to 5.50 percent in June.


                                [Graphic Omitted]

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
LETTER TO THE SHAREHOLDERS June 30, 1997, continued


                                [Graphic Omitted]



                                [Graphic Omitted]



                                [Graphic Omitted]

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
LETTER TO THE SHAREHOLDERS June 30, 1997, continued


The ratio of 30-year insured revenue bond yields to 30-year U.S. Treasury yields declined from 86 percent at the end of November 1996 to 81 percent in June 1997. A declining ratio means that municipals have outperformed Treasuries, but have become relatively less attractive. The annual range of the ratio has averaged between 80 percent and 92 percent over the past three years.

Relative to last year, new-issue municipal volume was ahead only two percent for the first six months of 1997. Estimated underwriting volume of $180 billion for the full year is expected to exceed bond maturities and redemptions of $130 billion.

PERFORMANCE

Dean Witter Tax-Exempt Securities Trust's total return for the six-month period ended June 30, 1997 was 2.79 percent. The Fund's net asset value increased slightly from $11.77 to $11.78 per share. Tax-free dividends totaling $0.32 per share and taxable capital gains distributions of $0.004 per share were paid during the period. Tax free dividends continued to be the major component of total return. The Fund's net assets exceeded $1.1 billion.

PORTFOLIO STRUCTURE

The Fund's cash and short-term investment position during the first half of 1997 increased from 6 percent to 8 percent of net assets. Refunded bonds added another 12 percent to the defensive position of the portfolio. Portfolio sales involved market-sensitive discount and current-coupon issues. The average maturity of the portfolio was 16 years. The distribution of bond call dates produced an average call protection of 7 years.

Investments were diversified among 13 long-term sectors and 98 credits. The portfolio has consistently maintained high quality, with over 70 percent of its long-term holdings rated double "A" or better. Holdings in the electric revenue sector reflect the portfolio's ability to respond to changing credit conditions. With municipal electric utilities facing the increasingly competitive pressures of deregulation, approximately 75 percent of the electric credits are enhanced with bond insurance.

LOOKING AHEAD

Since the election-year collapse of flat-tax proposals, municipal bonds have outperformed U.S. Treasury securities. Tax-free yields are currently somewhat less attractive in their historical relationship with Treasury yields. However, the long-term benefits of tax-exempt income remain intact and have fostered demand for municipal bonds.

On June 30, 1997, the Fund's Board of Trustees approved a proposal to adopt a multiple class share structure. Through this arrangement the Fund will offer four classes of shares with various sales charges, ongoing fees and other features. Existing shares were designated Class D. This conversion occurred on July 28, 1997. A revised prospectus, which includes complete details regarding this change, was mailed with your June 1997 statement.

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
LETTER TO THE SHAREHOLDERS June 30, 1997, continued


We appreciate your ongoing support of Dean Witter Tax-Exempt Securities Trust and look forward to continuing to serve your investment needs.

Very truly yours,



/s/ Charles A. Fiumefreddo
CHARLES A. FIUMEFREDDO
Chairman of the Board

Dean Witter Tax-Exempt Securities Trust
RESULTS OF SPECIAL MEETING (unaudited)


On May 21, 1997, a special meeting of the Fund's shareholders was held for the purpose of voting on four separate matters, the results of which were as follows:

(1) APPROVAL OF A NEW INVESTMENT MANAGEMENT AGREEMENT BETWEEN THE FUND AND DEAN WITTER INTERCAPITAL INC. IN CONNECTION WITH THE MERGER OF MORGAN STANLEY GROUP INC. WITH DEAN WITTER DISCOVER & CO.:

 For ......  59,538,943
 Against ..   1,406,853
 Abstain ..   4,117,748

(2) ELECTION OF TRUSTEES:

Michael Bozic
For ...................  62,490,343
Withheld ..............   2,573,201
Charles A. Fiumefreddo
For ...................  62,515,027
Withheld ..............   2,548,517
Edwin J. Garn
For ...................  62,461,015
Withheld ..............   2,602,529
John R. Haire
For ...................  62,438,859
Withheld ..............   2,624,685
Wayne E. Hedien
For ...................  62,529,775
Withheld ..............   2,533,769
Dr. Manuel H. Johnson
For ...................  62,567,181
Withheld ..............   2,496,363
Michael E. Nugent
For ...................  62,561,434
Withheld ..............   2,502,110
Philip J. Purcell
For ...................  62,565,915
Withheld ..............   2,497,629
John L. Schroeder
For ...................  62,480,562
Withheld ..............   2,582,982

(3) APPROVAL OF A NEW INVESTMENT POLICY WITH RESPECT TO INVESTMENTS IN CERTAIN OTHER INVESTMENT COMPANIES:

  For .....  57,095,092
  Against .   2,662,961
  Abstain .   5,305,491

(4) RATIFICATION OF PRICE WATERHOUSE LLP AS INDEPENDENT ACCOUNTANTS:

  For .....  61,658,268
  Against .     529,660
  Abstain .   2,875,616

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS June 30, 1997 (unaudited)


  PRINCIPAL
  AMOUNT IN                                                                    COUPON    MATURITY
  THOUSANDS                                                                     RATE       DATE          VALUE
-----------------------------------------------------------------------------------------------------------------
             TAX-EXEMPT MUNICIPAL BONDS (90.5%)
             General Obligation (13.2%)
             North Slope Borough, Alaska,
$ 5,000       Ser 1992 A Conv (MBIA) .........................................  5.90 %   06/30/03      $ 5,329,349
 15,000       Ser 1994 B (FSA) ...............................................  0.00     06/30/05       10,018,050
 18,500       Ser 1995 A (MBIA) ..............................................  0.00     06/30/06       11,696,070
 10,000       Ser 1996 B (MBIA) ..............................................  0.00     06/30/07        5,950,000
 10,000       Ser 1996 B (MBIA) ..............................................  0.00     06/30/06        6,322,200
  4,000      Connecticut, College Savings 1989 Ser A .........................  0.00     07/01/08        2,271,400
             Massachusetts,
 20,000       Refg 1996 Ser A (AMBAC) ........................................  6.00     11/01/10       21,583,600
  8,000       Refg 1993 Ser A ................................................  5.50     02/01/11        8,048,880
  4,000      Clark County, Nevada, Transportation Ser 1992 A (AMBAC) .........  6.50     06/01/17        4,527,400
             New York City, New York,
 10,000       1990 Ser D .....................................................  6.00     08/01/07       10,122,200
 10,000       1990 Ser D .....................................................  6.00     08/01/08       10,104,500
 15,000      North Carolina, 1997 Ser A ......................................  5.20     03/01/16       14,857,500
 10,000      Pennsylvania, First Ser 1995 (FGIC) .............................  5.50     05/01/12       10,129,600
  7,000      Shelby County, Tennessee, Refg 1995 Ser A .......................  5.625    04/01/14        7,108,080
 20,000      King County, Washington, Ltd Tax 1995 (MBIA) ....................  6.00     01/01/23       20,474,600
------------                                                                                        --------------
166,500                                                                                                148,543,429
------------                                                                                        --------------
             Educational Facilities Revenue (5.3%)
 10,000      Indiana University, Student Fee Ser K (MBIA) ....................  5.875    08/01/20       10,101,700
  7,000      Massachusetts Health & Educational Facilities Authority, Boston
              University  ....................................................
              Ser 1991 (MBIA) ................................................  6.66     10/01/31        7,527,170
 15,000      New Hampshire Higher Educational & Health Facilities Authority,
              Dartmouth College Ser 1993 .....................................  5.375    06/01/23       14,343,300
  2,000      New Jersey Development Authority, The Seeing Eye Inc 1991 .......  7.30     04/01/11        2,112,260
             New York State Dormitory Authority,
  5,000       State University Ser 1989 B ....................................  0.00     05/15/02        3,964,000
 20,000       State University Ser 1990 B ....................................  7.00     05/15/16       21,348,800
------------                                                                                        --------------
 59,000                                                                                                 59,397,230
------------                                                                                        --------------
             Electric Revenue (10.9%)
 25,000      Salt River Project Agricultural Improvement & Power District,
              Arizona, Refg 1993 Ser C (Secondary MBIA) ......................  5.50     01/01/10       25,963,000
 10,000      Sacramento Municipal Utility District, California, Refg 1994 Ser
              L (MBIA) .......................................................  5.75     01/01/15       10,181,500
 10,000      Municipal Electric Authority of Georgia, Fifth Crossover Ser
              (Secondary MBIA) ...............................................  6.50     01/01/17       11,303,400
  5,000      New York State Power Authority, General Purpose Ser CC ..........  5.25     01/01/18        4,770,600
 15,000      Puerto Rico Electric Power Authority, Power Ser O ...............  0.00     07/01/17        4,902,150
 15,000      South Carolina Public Service Authority, 1995 Refg Ser A
              (AMBAC) ........................................................  6.25     01/01/22       15,900,750

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS June 30, 1997 (unaudited) continued

  PRINCIPAL
  AMOUNT IN                                                                    COUPON    MATURITY
  THOUSANDS                                                                     RATE       DATE          VALUE
 -----------------------------------------------------------------------------------------------------------------
$24,000      San Antonio, Texas, Electric & Gas Refg Ser 1994 C ..............  4.70 %   02/01/06     $ 23,322,480
 10,000      Intermountain Power Agency, Utah, Refg 1997 Ser B (MBIA)  .......  5.75     07/01/19       10,000,000
 15,000      Washington Public Power Supply System, Proj #2 Refg Ser 1994 A
              (Secondary MBIA) ...............................................  6.00     07/01/07       16,120,500
------------                                                                                        --------------
129,000                                                                                                122,464,380
------------                                                                                        --------------
             Hospital Revenue (6.5%)
 10,000      Birmingham -Carraway Special Care Facilities Financing
              Authority, Alabama, Carraway Methodist Health
              Ser 1995 A (Connie Lee) ........................................  6.25     08/15/09       10,887,900
  3,000      Baxter County, Arkansas, Baxter County Regional Hospital Inc
              Impr & Refg Ser 1992 ...........................................  7.50     09/01/21        3,222,750
  1,500      Massachusetts Health & Educational Facilities Authority, Malden
              Hospital - FHA Ins Mtge Ser A ..................................  5.00     08/01/16        1,366,380
             Rochester, Minnesota,
  5,000       Mayo Foundation/Medical Center Ser 1992 I ......................  5.75     11/15/21        5,008,550
  3,700       Mayo Foundation/Medical Center Ser 1992 F ......................  6.25     11/15/21        3,902,760
 10,000      Missouri Health & Educational Facilities Authority,
              Barnes-Jewish Inc/Christian Health Services Ser 1993 A .........  5.25     05/15/14        9,802,100
  6,000      New York State Medical Care Facilities Finance Agency,
              Presbyterian Hospital -FHA Ins Mtge 1984 Ser A Refg  ...........  5.25     08/15/14        5,744,760
 10,000      Charlotte-Mecklenburg County Hospital Authority, North Carolina,
              Ser 1992 .......................................................  6.00     01/01/22       10,172,000
  5,000      University of North Carolina, Hospitals at Chapel Hill Ser 1996 .  5.00     02/15/29        4,530,000
  4,000      Cuyahoga County, Ohio, The Cleveland Clinic Foundation Refg Ser
              1988 A .........................................................  8.00     12/01/15        4,115,200
  5,000      North Central Texas Health Facilities Development Corporation,
              University Medical Center Inc Ser 1997 (FSA) ...................  5.45     04/01/15        4,920,250
 10,000      Fredericksburg Industrial Development Authority, Virginia,
              Medicorp Health Refg Ser 1996 (AMBAC) ..........................  5.25     06/15/16        9,605,400
------------                                                                                        --------------
 73,200                                                                                                 73,278,050
------------                                                                                        --------------
             Industrial Development/Pollution Control Revenue (6.3%)
  1,450      Maryland Industrial Development Financing Authority, Medical
              Waste Assocs LP 1989 Ser (AMT) .................................  8.75     11/15/10        1,465,240
 17,000      Claiborne County, Mississippi, Middle South Energy Inc Ser C ....  9.875    12/01/14       18,504,500
 10,000      Clark County, Nevada, Nevada Power Co Ser 1992 A (AMT) (FGIC) ...  6.70     06/01/22       10,766,900
  5,000      Washoe County, Nevada, Sierra Pacific Power Co Ser 1987 (AMBAC) .  6.30     12/01/14        5,381,600
  5,000      Alliance Airport Authority, Texas, AMR Corp Ser 1990 (AMT) ......  7.50     12/01/29        5,393,550
 10,000      Dallas-Fort Worth International Airport Facility Improvement
              Corporation, Texas, American Airlines Inc Ser 1995 .............  6.00     11/01/14       10,089,500
  7,000      Matagorda County Navigation District #1, Texas, Central Power &
              Light Co Collateralized Ser 1984 A .............................  7.50     12/15/14        7,662,620
 10,000      Weston, Wisconsin, Wisconsin Public Service Corp Refg Ser 1993
              A ..............................................................  6.90     02/01/13       11,047,900
------------                                                                                        --------------
 65,450                                                                                                 70,311,810
------------                                                                                        --------------

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS June 30, 1997 (unaudited) continued

  PRINCIPAL
  AMOUNT IN                                                                    COUPON    MATURITY
  THOUSANDS                                                                     RATE       DATE          VALUE
 -----------------------------------------------------------------------------------------------------------------
             Mortgage Revenue -Multi-Family (2.3%)
$ 7,000      Michigan Housing Development Authority, Rental Ser A (Bifurcated
              FSA) ...........................................................  6.50 %   04/01/23      $ 7,265,020
  9,000      New Jersey Housing & Mortgage Finance Agency, 1995 Ser A
              (AMBAC) ........................................................  6.05     11/01/20        9,199,890
             New York City Housing Development Corporation, New York,
  4,476       Ruppert Proj -FHA Ins Sec 223F .................................  6.50     11/15/18        4,634,438
  4,333       Stevenson Commons Proj -FHA Ins Sec 223F  ......................  6.50     05/15/18        4,459,101
------------                                                                                        --------------
 24,809                                                                                                 25,558,449
------------                                                                                        --------------
             Mortgage Revenue -Single Family (6.5%)
  5,000      Alaska Housing Finance Corporation, Governmental 1995 Ser A
              (MBIA) .........................................................  5.875    12/01/24        4,996,349
  2,440      California Housing Finance Agency, Home Cap Apprec 1983 Ser B ...  0.00     08/01/15          377,444
 12,100      Illinois Housing Development Authority, Residential 1991 Ser C
              (AMT) ..........................................................  6.875    02/01/18       12,594,406
  3,975      Missouri Housing Development Commission, Homeownership GNMA-FNMA
              1996 Ser C (AMT)  ..............................................  7.45     09/01/27        4,395,873
  6,000      Nebraska Investment Finance Authority, GNMA-Backed 1990 Ser
              (AMT) ..........................................................  7.631    09/10/30        6,341,880
  4,010      North Carolina Housing Finance Agency, Ser Q (AMT) ..............  8.00     03/01/18        4,269,367
  6,400      Ohio Housing Finance Agency, GNMA-Backed 1990 Ser A (AMT) .......  6.903    03/01/31        6,696,640
 10,000      Pennsylvania Housing Finance Agency, Ser 1991-31 (AMT) ..........  7.00     10/01/23       10,481,400
             Tennessee Housing Development Agency,
 11,000       Mortgage Finance 1993 Ser A ....................................  5.95     07/01/28       11,069,520
  4,000       Mortgage Finance 1993 Ser A ....................................  5.90     07/01/18        4,025,320
  6,800      Wisconsin Housing & Economic Development Authority, Home
              Ownership 1991 Ser (AMT) .......................................  7.097    10/25/22        7,154,008
------------                                                                                        --------------
 71,725                                                                                                 72,402,207
------------                                                                                        --------------
             Public Facilities Revenue (2.0%)
  5,000      Palm Beach County, Florida, Criminal Justice Ser 1990 (FGIC) ....  6.00     06/01/13        5,090,550
  5,000      Michigan Building Authority, 1993 Refg Ser I (AMBAC) ............  5.30     10/01/16        4,801,400
  6,000      Saint Louis Industrial Development Authority, Missouri, Kiel
              Center Refg Ser 1992 (AMT) .....................................  7.75     12/01/13        6,439,740
  5,000      Ohio Building Authority, Correctional 1985 Ser C BIGS ...........  9.75     10/01/05        6,593,200
------------                                                                                        --------------
 21,000                                                                                                 22,924,890
------------                                                                                        --------------
             Resource Recovery Revenue (3.8%)
             Connecticut Resources Recovery Authority,
  9,000       American REF-FUEL Co of Southeastern Connecticut 1988 Ser A  ...  8.00     11/15/15        9,643,680
  4,950       Bridgeport RESCO Ser A .........................................  7.625    01/01/09        5,113,895
  7,000      Savannah Resource Recovery Development Authority, Georgia,
              Savannah Energy Systems Co Ser 1992 ............................  6.30     12/01/06        7,397,390
 10,000      Northeast Maryland Waste Disposal Authority, Montgomery County
              Ser 1993 A (AMT) ...............................................  6.30     07/01/16       10,284,300

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS June 30, 1997 (unaudited) continued

  PRINCIPAL
  AMOUNT IN                                                                    COUPON    MATURITY
  THOUSANDS                                                                     RATE       DATE          VALUE
 -----------------------------------------------------------------------------------------------------------------
$ 5,000      Onondaga County Resource Recovery Agency, New York, 1992 Ser
              (AMT) ..........................................................  6.875%   05/01/06      $ 5,248,400
  5,000      Fairfax County Economic Development Authority, Virginia, Ogden
              Martin Systems of Fairfax Inc Ser 1998 A (AMT)  ................  7.75     02/01/11        5,344,600
------------                                                                                        --------------
 40,950                                                                                                 43,032,265
------------                                                                                        --------------
             Transportation Facilities Revenue (12.8%)
  8,965      Mid-Bay Bridge Authority, Florida, Sr Lien Crossover Refg Ser
              1993 A .........................................................  6.00     10/01/13        9,056,891
             Atlanta, Georgia,
  5,000       Airport Refg Ser 1996 (AMBAC) ..................................  6.00     01/01/07        5,409,900
 10,000       Airport Ser 1990 (AMT) .........................................  6.25     01/01/21       10,337,600
  8,100      Metropolitan Atlanta Rapid Transit Authority, Georgia, Sales Tax
              Refg Ser K .....................................................  7.25     07/01/10        8,486,451
  5,000      Hawaii, Airports Second Ser 1991 (AMT) ..........................  7.00     07/01/18        5,361,600
             Kentucky Turnpike Authority,
  9,000       Economic Development Road Refg Ser 1995 (AMBAC) ................  6.50     07/01/08       10,148,130
 30,000       Resource Recovery Road 1987 Ser A ..............................  5.00     07/01/08       29,650,201
 11,000      New Jersey Highway Authority, Sr Parkway Refg 1992 Ser ..........  6.25     01/01/14       11,696,850
  6,595      Albuquerque, New Mexico, Airport Refg Ser 1997 (AMT) (AMBAC) ....  6.375    07/01/15        6,992,876
 20,000      Ohio Turnpike Commission, 1996 Ser A (MBIA) .....................  5.50     02/15/26       19,715,000
  5,000      Pennsylvania Turnpike Commission, Ser L of 1991 (MBIA) ..........  6.00     06/01/15        5,132,200
 10,000      Puerto Rico Highway & Transportation Authority, Refg Ser X ......  5.50     07/01/15        9,921,000
  8,000      Texas Turnpike Authority, Dallas North Tollway Refg Ser 1997
              (FGIC) .........................................................  5.25     01/01/23        7,632,640
  4,000      Virginia Transportation Board, US Route 58 Corridor Ser 1993 B ..  5.625    05/15/13        4,013,600
------------                                                                                        --------------
140,660                                                                                                143,554,939
------------                                                                                        --------------
             Water & Sewer Revenue (8.2%)
 10,000      Birmingham Water Works & Sewer Board, Alabama, Ser 1994 .........  5.50     01/01/20        9,785,400
 10,000      Phoenix Civic Improvement Corporation, Arizona, Jr Lien Water
              Ser 1994 .......................................................  5.45     07/01/19        9,911,400
 10,000      California Department of Water Resources, Central Valley Refg
              Ser L ..........................................................  5.50     12/01/23        9,714,800
 10,000      East Bay Municipal Utility District, California, Water Refg Ser
              1993 (MBIA) ....................................................  5.00     06/01/21        9,115,900
 10,000      Los Angeles, California, Wastewater Ser 1994-A (MBIA) ...........  5.875    06/01/24       10,169,400
             Massachusetts Water Resources Authority,
 10,000       Refg 1992 Ser B ................................................  5.50     11/01/15        9,818,100
 10,000       1993 Ser C .....................................................  5.25     12/01/15        9,701,000
 10,000       1996 Ser A (FGIC) ..............................................  5.50     11/01/21        9,802,100
  4,000      Detroit, Michigan, Sewage Refg Ser 1993-A (FGIC) ................  5.70     07/01/13        4,068,320
  5,000      New York City Municipal Water Finance Authority, New York, 1994
              Ser B ..........................................................  5.30     06/15/06        5,097,350
  5,000      Philadelphia, Pennsylvania, Water & Wastewater Ser 1993 (FSA) ...  5.50     06/15/15        4,943,700
------------                                                                                        --------------
 94,000                                                                                                 92,127,470
------------                                                                                        --------------

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS June 30, 1997 (unaudited) continued

  PRINCIPAL
  AMOUNT IN                                                                    COUPON    MATURITY
  THOUSANDS                                                                     RATE       DATE          VALUE
 -----------------------------------------------------------------------------------------------------------------
             Other Revenue (1.0%)
     $3,500  Denver, Colorado, Excise Tax Ser 1985 A .........................  5.00 %   11/01/08       $3,449,180
      5,000  New York Local Government Assistance Corporation, Ser 1994 A ....  5.50     04/01/17        5,011,500
      3,000  Houston, Texas, Sr Lien Hotel Occupancy Tax Refg Ser 1995 (FSA) .  5.50     07/01/11        3,016,920
------------                                                                                        --------------
     11,500                                                                                             11,477,600
------------                                                                                        --------------
             Refunded (11.7%)
      5,000  Central Coast Water Authority, California, Ser 1992 (AMBAC) .....  6.60     10/01/02++      5,615,150
      9,000  Los Angeles Convention and Exhibition Center Authority,
              California, Ser 1985 COPs ......................................  9.00     12/01/05++     11,782,170
      6,000  Connecticut Health & Educational Facilities Authority, Yale-New
              Haven Hospital Ser F (MBIA) ....................................  7.10     07/01/00++      6,570,600
      2,500  Mid-Bay Bridge Authority, Florida, Ser 1991 A (ETM) .............  6.875    10/01/22        2,906,400
      9,790  Metropolitan Pier & Exposition Authority, Illinois, McCormick
              Place Ser 1992 A ...............................................  6.50     06/15/03++     10,926,032
      8,000  Massachusetts, 1994 Ser C (FGIC) ................................  6.75     11/01/04++      9,090,640
     14,000  New York State Dormitory Authority, Suffolk County Judicial Ser
              1986 (ETM) .....................................................  7.375    07/01/16       16,802,660
      6,000  New York State Environmental Facilities Corporation, Huntington
              1989 Ser A (AMT) ...............................................  7.50     10/01/99++      6,446,280
     25,000  Intermountain Power Agency, Utah, Refg 1985 Ser H GAINS .........  0.00 +   07/01/03++     24,980,750
      5,000  Salt Lake City, Utah, IHC Hospital Inc Ser 1983 (ETM) ...........  5.00     06/01/15        4,806,350
     28,000  Fairfax County Industrial Development Authority, Virginia,
              Fairfax Hospital System Inc/Inova Health Ser 1991 ..............  6.801    08/29/01++     30,983,680
------------                                                                                        --------------
    118,290                                                                                            130,910,712
------------                                                                                        --------------
  1,016,084  TOTAL TAX-EXEMPT MUNICIPAL BONDS (Identified Cost $944,228,954) ....................... 1,015,983,431
------------                                                                                        --------------
             SHORT-TERM TAX-EXEMPT MUNICIPAL OBLIGATIONS (7.8%)
     17,800  Dade County Health Facilities Authority, Florida, Miami
              Childrens Hospital Ser 1990 (Demand 07/01/97) ..................  4.20 *   09/01/20       17,800,000
     11,000  East Baton Rouge Parish, Louisiana, Exxon Corp Ser 1989
              (Demand 07/01/97) ..............................................  4.10 *   11/01/19       11,000,000
     25,900  Missouri Health & Educational Facilities Authority, Washington
              University Ser 1996 D (Demand 07/01/97) ........................  4.10 *   02/01/30       25,900,000
     23,100  Harris County Health Facilities Development Corporation, Texas,
              Methodist Hospital Ser 1994 (Demand 07/01/97) ..................  4.15 *   12/01/25       23,100,000
      9,410  Washington Health Care Facilities Authority, Fred Hutchinson
              Cancer Center Ser 1996 (Demand 07/01/97) .......................  4.10 *   01/01/23        9,410,000
------------                                                                                        --------------
     87,210  TOTAL SHORT-TERM TAX-EXEMPT MUNICIPAL OBLIGATIONS (Identified Cost $87,210,000) .......    87,210,000
------------                                                                                        --------------
 $1,103,294  TOTAL INVESTMENTS (Identified Cost $1,031,438,954) (a) ...................    98.3%     1,103,193,431
============
             CASH AND OTHER ASSETS IN EXCESS OF LIABILITIES ...........................    1.7          18,761,803
                                                                                       ------------ --------------
             NET ASSETS ...............................................................   100.0%    $1,121,955,234
                                                                                       ============ ==============

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS June 30, 1997 (unaudited) continued

------------
AMT          Alternative Minimum Tax.
BIGS         Bond Income Growth Security.
COPs         Certificates of Participation.
ETM          Escrowed to Maturity.
GAINS        Growth and Income Security.
+            Zero coupon; will convert to 10.00% on July 1, 2000.
++           Prerefunded to call date shown.
++           Refunded to call date shown by forward delivery contract.
*            Current coupon of variable rate demand obligation.
(a)          The aggregate cost for federal income tax purposes approximates identified cost. The aggregate gross unrealized appreciation is $73,554,611 and the aggregate gross unrealized depreciation is $1,800,134, resulting in a net unrealized appreciation of $71,754,477.

Bond Insurance:
AMBAC        AMBAC Indemnity Corporation.
Connie Lee   Connie Lee Insurance Company.
FGIC         Financial Guaranty Insurance Company.
FSA          Financial Security Assurance Inc.
MBIA         Municipal Bond Investors Assurance Corporation.

Geographic Summary of Investments
Based on Market Value as a Percent of Net Assets
June 30, 1997

Alabama           1.8%
Alaska            4.0
Arizona           3.2
Arkansas          0.3
California        5.1
Colorado          0.3
Connecticut       2.1
Florida           3.1
Georgia           3.8
Hawaii            0.5
Illinois          2.1
Indiana           0.9
Kentucky          3.6
Louisiana         1.0%
Maryland          1.1
Massachusetts     6.9
Michigan          1.4
Minnesota         0.8
Mississippi       1.6
Missouri          4.1
Nebraska          0.6
Nevada            1.8
New Hampshire     1.3
New Jersey        2.1
New Mexico        0.6
New York          9.2
North Carolina    3.0%
Ohio              3.3
Pennsylvania      2.7
Puerto Rico       1.3
South Carolina    1.4
Tennessee         2.0
Texas             7.6
Utah              3.5
Virginia          4.5
Washington        4.1
Wisconsin         1.6
               ------
Total            98.3%
               ======


                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
FINANCIAL STATEMENTS


STATEMENTS OF ASSETS AND LIABILITIES
June 30, 1997 (unaudited)


ASSETS:
Investments in securities, at value
 (identified cost $1,031,438,954)............................ $1,103,193,431
Cash.........................................................      3,121,503
Receivable for:
  Interest...................................................     15,966,001
  Shares of beneficial interest sold.........................      1,024,875
  Investment sold............................................         27,921
Prepaid expenses and other assets............................         58,886
                                                              --------------
  TOTAL ASSETS...............................................  1,123,392,617
                                                              --------------
LIABILITIES:
Payable for:
  Dividends to shareholders..................................        665,159
  Investment management fee..................................        419,847
  Shares of beneficial interest repurchased..................        227,563
Accrued expenses ............................................        124,814
                                                              --------------
  TOTAL LIABILITIES..........................................      1,437,383
                                                              --------------
NET ASSETS:
Paid-in-capital..............................................  1,047,215,076
Net unrealized appreciation..................................     71,754,477
Accumulated undistributed net investment income  ............         16,350
Accumulated undistributed net realized gain..................      2,969,331
                                                              --------------
  NET ASSETS................................................. $1,121,955,234
                                                              ==============
NET ASSET VALUE PER SHARE,
 95,208,514 shares outstanding (unlimited shares authorized
 of $.01 par value)..........................................         $11.78
                                                                      ======
MAXIMUM OFFERING PRICE PER SHARE
 (net asset value plus 4.17% of net asset value)* ...........         $12.27
                                                                      ======

------------

* On sales of $25,000 or more the offering price is reduced.


                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
FINANCIAL STATEMENTS, continued


STATEMENT OF OPERATIONS
For the six months ended June 30, 1997 (unaudited)

NET INVESTMENT INCOME:
INTEREST INCOME.........................  $33,641,367
                                        -------------
EXPENSES
Investment management fee...............    2,484,801
Transfer agent fees and expenses .......      188,661
Professional fees.......................       30,851
Shareholder reports and notices.........       29,077
Custodian fees..........................       23,260
Registration fees.......................       21,662
Trustees' fees and expenses.............        7,978
Other...................................       17,116
                                        -------------
  TOTAL EXPENSES .......................    2,803,406
  LESS: EXPENSE OFFSET .................      (23,213)
                                        -------------
  NET EXPENSES..........................    2,780,193
                                        -------------
  NET INVESTMENT INCOME.................   30,861,174
                                        -------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS):
Net realized gain.......................    3,148,730
Net change in unrealized appreciation ..   (2,230,347)
                                        -------------
  NET GAIN..............................      918,383
                                        -------------
NET INCREASE............................  $31,779,557
                                        =============


                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
FINANCIAL STATEMENTS, continued


STATEMENT OF CHANGES IN NET ASSETS

                                                         FOR THE SIX     FOR THE YEAR
                                                         MONTHS ENDED        ENDED
                                                        JUNE 30, 1997  DECEMBER 31, 1996
------------------------------------------------------ -------------- -----------------
                                                          (unaudited)
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income ................................. $   30,861,174  $   68,165,561
Net realized gain......................................      3,148,730       2,959,135
Net change in unrealized appreciation..................     (2,230,347)    (29,830,436)
                                                        -------------- -----------------
  NET INCREASE ........................................     31,779,557      41,294,260
                                                        -------------- -----------------
DIVIDENDS AND DISTRIBUTIONS FROM:
Net investment income..................................    (30,844,824)    (68,543,874)
Net realized gain......................................       (342,107)     (8,374,759)
                                                        -------------- -----------------
  TOTAL................................................    (31,186,931)    (76,918,633)
                                                        -------------- -----------------
Net decrease from transactions in shares of beneficial
 interest..............................................    (68,671,382)    (99,650,138)
                                                        -------------- -----------------
  NET DECREASE.........................................    (68,078,756)   (135,274,511)
NET ASSETS:
Beginning of period....................................  1,190,033,990   1,325,308,501
                                                        -------------- -----------------
  END OF PERIOD
  (Including undistributed net investment of income of
  $16,350 and $0, respectively) ....................... $1,121,955,234  $1,190,033,990
                                                        ============== =================



                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
NOTES TO FINANCIAL STATEMENTS June 30, 1997 (unaudited)


1. ORGANIZATION AND ACCOUNTING POLICIES

Dean Witter Tax-Exempt Securities Trust (the "Fund") is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund's investment objective is to provide a high level of current income which is exempt from federal income tax, consistent with the preservation of capital. The Fund was incorporated in Maryland in 1979, commenced operations on March 27, 1980 and reorganized as a Massachusetts business trust on April 30, 1987.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

The following is a summary of significant accounting policies:

A. VALUATION OF INVESTMENTS -- Portfolio securities are valued for the Fund by an outside independent pricing service approved by the Trustees. The pricing service has informed the Fund that in valuing the Fund's portfolio securities, it uses both a computerized matrix of tax-exempt securities and evaluations by its staff, in each case based on information concerning market transactions and quotations from dealers which reflect the bid side of the market each day. The Fund's portfolio securities are thus valued by reference to a combination of transactions and quotations for the same or other securities believed to be comparable in quality, coupon, maturity, type of issue, call provisions, trading characteristics and other features deemed to be relevant. Short-term debt securities having a maturity date of more than sixty days at time of purchase are valued on a mark-to-market basis until sixty days prior to maturity and thereafter at amortized cost based on their value on the 61st day. Short-term debt securities having a maturity date of sixty days or less at the time of purchase are valued at amortized cost.

B. ACCOUNTING FOR INVESTMENTS -- Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses on security transactions are determined by the identified cost method. The Fund amortizes premiums and accretes discounts over the life of the respective securities. Interest income is accrued daily.

C. FEDERAL INCOME TAX STATUS -- It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable and nontaxable income to its shareholders. Accordingly, no federal income tax provision is required.

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
NOTES TO FINANCIAL STATEMENTS June 30, 1997 (unaudited) continued

D. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS -- The Fund records dividends and distributions to its shareholders on the record date. The amount of dividends and distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or distributions in excess of net realized capital gains. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.

2. INVESTMENT MANAGEMENT AGREEMENT

Pursuant to an Investment Management Agreement with Dean Witter InterCapital Inc. (the "Investment Manager"), the Fund pays the Investment Manager a management fee, accrued daily and payable monthly, by applying the following annual rates to the Fund's net assets determined as of the close of each business day: 0.50% to the portion of daily net assets not exceeding $500 million; 0.425% to the portion of daily net assets exceeding $500 million but not exceeding $750 million; 0.375% to the portion of daily net assets exceeding $750 million but not exceeding $1 billion; 0.35% to the portion of daily net assets exceeding $1 billion but not exceeding $1.25 billion; and 0.325% to the portion of daily net assets exceeding $1.25 billion.

Under the terms of the Agreement, in addition to managing the Fund's investments, the Investment Manager maintains certain of the Fund's books and records and furnishes, at its own expense, office space, facilities, equipment, clerical, bookkeeping and certain legal services and pays the salaries of all personnel, including officers of the Fund who are employees of the Investment Manager. The Investment Manager also bears the cost of telephone services, heat, light, power and other utilities provided to the Fund.

3. SECURITY TRANSACTIONS AND TRANSACTIONS WITH AFFILIATES

The cost of purchases and proceeds from sales of portfolio securities, excluding short-term investments, for the six months ended June 30, 1997 aggregated $53,278,800 and $175,094,891, respectively.

Dean Witter Trust Company, an affiliate of the Investment Manager, is the Fund's transfer agent. At June 30, 1997, the Fund had transfer agent fees and expenses payable of approximately $44,000.

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
NOTES TO FINANCIAL STATEMENTS June 30, 1997 (unaudited) continued

The Fund has an unfunded noncontributory defined benefit pension plan covering all independent Trustees of the Fund who will have served as independent Trustees for at least five years at the time of retirement. Benefits under this plan are based on years of service and compensation during the last five years of service. Aggregate pension costs for the six months ended June 30, 1997 included in Trustees' fees and expenses in the Statement of Operations amounted to $1,208. At June 30, 1997, the Fund had an accrued pension liability of $47,549 which is included in accrued expenses in the Statement of Assets and Liabilities.

Shares of the Fund are distributed by Dean Witter Distributors Inc. (the "Distributor"), an affiliate of the Investment Manager. The Distributor has informed the Fund that for the six months ended June 30, 1997, it received approximately $357,000 in commissions from the sale of the Fund's shares. Such commissions are deducted from the proceeds of the Fund's shares and are not an expense of the Fund.

4. SHARES OF BENEFICIAL INTEREST

Transactions in shares of beneficial interest were as follows:

                                                       FOR THE SIX                   FOR THE YEAR
                                                      MONTHS ENDED                      ENDED
                                                      JUNE 30, 1997               DECEMBER 31, 1996
                                             ----------------------------- ------------------------------
                                                       (UNAUDITED)
                                                 SHARES         AMOUNT          SHARES         AMOUNT
                                             ------------- --------------- -------------- ---------------
Sold                                            1,273,577    $ 13,065,247      3,179,464    $  37,259,996
Reinvestment of dividends and distributions     1,268,200      16,660,932      3,684,669       43,078,883
                                             ------------- --------------- -------------- ---------------
                                                2,541,777      29,726,179      6,864,133       80,338,879
Repurchased                                    (8,416,824)    (98,397,561)   (15,389,992)    (179,989,017)
                                             ------------- --------------- -------------- ---------------
Net decrease                                   (5,875,047)   $(68,671,382)    (8,525,859)   $ (99,650,138)
                                             ============= =============== ============== ===============

5. FEDERAL INCOME TAX STATUS

Capital losses incurred after October 31 ("post-October" losses) within the taxable year are deemed to arise on the first business day of the Fund's next taxable year. The Fund incurred and will elect to defer net capital losses of approximately $146,000 during fiscal 1996.

As of December 31, 1996, the Fund had temporary book/tax differences primarily attributable to post-October losses.

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
NOTES TO FINANCIAL STATEMENTS June 30, 1997 (unaudited) continued

6. SUBSEQUENT EVENTS

On June 30, 1997, the Fund's Board of Trustees approved a proposal to adopt a multiple class share structure. Through this arrangement, the Fund will offer four classes of shares with various sales charges, ongoing fees and other features. This conversion occurred on July 28, 1997.

On June 30, 1997, the Board of Trustees of the Fund and of Dean Witter National Municipal Trust ("National Municipal") approved a reorganization plan whereby National Municipal would be merged into the Fund. This plan is subject to the consent of National Municipal shareholders. If approved, the assets of National Municipal would be combined with those of the Fund and shareholders of National Municipal would become shareholders of the Fund, receiving shares equal to the value of their holdings in National Municipal.

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
FINANCIAL HIGHLIGHTS


Selected ratios and per share data for a share of beneficial interest outstanding throughout each period:


                                           FOR THE SIX              FOR THE YEAR ENDED DECEMBER 31,
                                          MONTHS ENDED  -----------------------------------------------------
                                          JUNE 30, 1997     1996       1995       1994       1993      1992
-------------------------------------------------------------------------------------------------------------
                                           (UNAUDITED)
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period ...     $11.77        $12.09     $11.01     $12.41     $11.88    $11.65
                                        --------------- ---------- ---------- ---------- ---------- ---------
Net investment income ..................       0.32          0.65       0.67       0.70       0.77      0.79
Net realized and unrealized gain
 (loss).................................       0.01         (0.24)      1.19      (1.37)      0.54      0.23
                                        --------------- ---------- ---------- ---------- ---------- ---------
Total from investment operations .......       0.33          0.41       1.86      (0.67)      1.31      1.02
                                        --------------- ---------- ---------- ---------- ---------- ---------
Less dividends and distributions from:
 Net investment income..................      (0.32)        (0.65)     (0.67)     (0.70)     (0.77)    (0.79)
 Net realized gain......................         --*        (0.08)     (0.11)     (0.03)     (0.01)     --
                                        --------------- ---------- ---------- ---------- ---------- ---------
Total dividends and distributions ......      (0.32)        (0.73)     (0.78)     (0.73)     (0.78)    (0.79)
                                        --------------- ---------- ---------- ---------- ---------- ---------
Net asset value, end of period..........     $11.78        $11.77     $12.09     $11.01     $12.41    $11.88
                                        =============== ========== ========== ========== ========== =========
TOTAL INVESTMENT RETURN+ ...............       2.79%(1)      3.61%     17.37%     (5.55)%    11.23%     9.09%
RATIOS TO AVERAGE NET ASSETS:
Expenses................................       0.49%(2)      0.48%      0.48%      0.47%      0.47%     0.49%
Net investment income...................       5.43%(2)      5.52%      5.76%      6.02%      6.23%     6.74%
SUPPLEMENTAL DATA:
Net assets, end of period, in millions .      $1,122       $1,190     $1,325     $1,295     $1,582    $1,323
Portfolio turnover rate.................          5%(1)        18%        21%        16%        13%        4%

------------
*       The Fund paid a capital gain distribution of $0.004.
+ Does not reflect the deduction of sales load. Calculated based on the net asset value as of the last business day of the period.
(1)     Not annualized.
(2)     Annualized.


                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER
TAX-EXEMPT SECURITIES TRUST

TRUSTEES
Michael Bozic
Charles A. Fiumefreddo
Edwin J. Garn
John R. Haire
Dr. Manuel H. Johnson
Michael E. Nugent
Philip J. Purcell
John L. Schroeder

OFFICERS
Charles A. Fiumefreddo
Chairman and Chief Executive Officer

Barry Fink
Vice President, Secretary and
General Counsel

James F. Willison
Vice President

Joseph R. Arcieri
Vice President

Thomas F. Caloia
Treasurer

TRANSFER AGENT
Dean Witter Trust Company
Harborside Financial Center--
Plaza Two
Jersey City, New Jersey 07311

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
1177 Avenue of the Americas
New York, New York 10036

INVESTMENT MANAGER
Dean Witter InterCapital Inc.
Two World Trade Center
New York, New York 10048

The financial statements included herein have been taken from the records of the Fund without examination by the independent accountants and accordingly they do not express an opinion thereon.

This report is submitted for the general information of shareholders of the Fund. For more detailed information about the Fund, its officers and trustees, fees, expenses and other pertinent information, please see the prospectus of the Fund.

This report is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by an effective prospectus.

SEMIANNUAL REPORT JUNE 30, 1997

             PROSPECTUS
             NOVEMBER 26, 1996

             Dean Witter National Municipal Trust (the "Fund") is an open-end diversified management investment company whose investment objective is to provide a high level of current income exempt from federal income tax, consistent with the preservation of capital. The Fund invests principally in tax-exempt fixed-income securities which are rated in the three highest categories by Moody's Investors Service, Inc. or Standard & Poor's Corporation. (See "Investment Objective and Policies.")

             Shares of the Fund are continuously offered at net asset value. However, redemptions and/or repurchases are subject in most cases to a contingent deferred sales charge, scaled down from 3% to 1% of the amount redeemed, if made within three years of purchase, which charge will be paid to the Fund's Distributor, Dean Witter Distributors Inc. See "Redemptions and Repurchases--Contingent Deferred Sales Charge." In addition, the Fund pays the Distributor a distribution fee pursuant to a Plan of Distribution at the annual rate of 0.60% of the lesser of the (i) average daily aggregate net sales or (ii) average daily net assets of the Fund. See "Purchase of Fund Shares--Plan of Distribution."

             This Prospectus sets forth concisely the information you should know before investing in the Fund. It should be read and retained for future reference. Additional information about the Fund is contained in the Statement of Additional Information, dated November 26, 1996, which has been filed with the Securities and Exchange Commission, and which is available at no charge upon request of the Fund at the address or telephone numbers listed below. The Statement of Additional Information is incorporated herein by reference.

             Dean Witter
             National Municipal Trust
             Two World Trade Center
             New York, New York 10048
             (212) 392-2550 or
             (800) 869-NEWS (toll free)

             TABLE OF CONTENTS

Prospectus Summary/  2
Summary of Fund Expenses/  3
Financial Highlights/  4
The Fund and its Management/  5
Investment Objective and Policies/  5
 Risk Considerations and Investment Practices/ 8
Investment Restrictions/ 10
Purchase of Fund Shares/ 11
Shareholder Services/ 14
Redemptions and Repurchases/ 16
Dividends, Distributions and Taxes/ 18
Performance Information/ 20
Additional Information/ 20

Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank, and the shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             Dean Witter Distributors Inc.
             Distributor

PROSPECTUS SUMMARY
-----------------------------------------------------------------------------

The                The Fund is organized as a Trust, commonly known as a Massachusetts business trust, and is an open-end
Fund               diversified management investment company investing principally in investment grade, tax-exempt fixed-income securities (see page 5).
------------------ --------------------------------------------------------------------------------------------------------
Shares Offered     Shares of beneficial interest with $0.01 par value (see page 20).
------------------ --------------------------------------------------------------------------------------------------------
Offering Price     At net asset value (see page 11). Shares redeemed within three years of purchase are subject to a contingent deferred sales charge under most circumstances (see pages 16-18).
------------------ --------------------------------------------------------------------------------------------------------
Minimum            Minimum initial purchase is $1,000 ($100 if the account was opened through EasyInvest (Service Mark) );
Purchase           minimum subsequent purchase is $100 (see page 11).
------------------ --------------------------------------------------------------------------------------------------------
Investment         The investment objective of the Fund is to provide a high level of current income exempt from federal
Objective          income tax, consistent with the preservation of capital (see page 5).
------------------ --------------------------------------------------------------------------------------------------------
Investment         Dean Witter InterCapital Inc. ("InterCapital"), the Investment Manager of the Fund, and its wholly-owned
Manager            subsidiary, Dean Witter Services Company Inc., serve in various investment management, advisory, management and administrative capacities to 100 investment companies and other portfolios with assets of approximately $88 billion at October 31, 1996 (see page 5).
------------------ --------------------------------------------------------------------------------------------------------
Management Fee     The monthly fee is at an annual rate of 0.35% of average daily net assets (see page 5).
------------------ --------------------------------------------------------------------------------------------------------
Dividends and      Income dividends are declared daily and paid monthly; capital gains, if any, may be distributed annually
Capital Gains      or retained for reinvestment by the Fund. Dividends and distributions are automatically reinvested in
Distributions      additional shares at net asset value (without sales charge), unless the shareholder elects to receive cash (see page 18).
------------------ --------------------------------------------------------------------------------------------------------
Distributor        Dean Witter Distributors Inc. (the "Distributor"). For its services as Distributor, which include payment of sales commissions to account executives and various other promotional and sales related expenses, the Distributor receives from the Fund a distribution fee accrued daily and payable monthly at the rate of 0.60% per annum of the lesser of (i) the Fund's average daily aggregate net sales or (ii)
                   the Fund's average daily net assets. This fee compensates the Distributor for the services it provides in distributing shares of the Fund and for its sales related expenses. The Distributor also receives the proceeds of any contingent deferred sales charges (see pages 11-13).
------------------ --------------------------------------------------------------------------------------------------------
Redemption--       At net asset value; redeemable involuntarily if total value of the account is less than $100 or, if the
Contingent         account was opened through EasyInvest (Service Mark), if after twelve months the shareholder has
Deferred           invested less than $1,000 in the account. Although no commission or sales load is imposed upon the
Sales              purchase of shares, a contingent deferred sales charge (scaled down from 3% to 1%) is imposed on any
Charge             redemption of shares if after such redemption the aggregate current value of an account with the Fund is less than the aggregate amount of the investor's purchase payments made during the three years preceding the redemption. However, there is no charge imposed on redemption of shares purchased through reinvestment of dividends or distributions (see pages 16-18).
------------------ --------------------------------------------------------------------------------------------------------
Risks              The value of the Fund's portfolio securities, and therefore the Fund's net asset value per share, may increase or decrease due to various factors, principally changes in prevailing interest rates and the ability of the issuers of the Fund's portfolio securities to pay interest and principal on such obligations. The Fund may purchase when-issued and delayed delivery securities (see pages 8-9). The Fund may invest in lease obligations and variable rate obligations which may entail additional risks (see pages 7-8). The Fund may also invest in futures and options, which may be considered speculative in nature and which may involve greater risks than those customarily assumed by certain other investment companies which do not invest in such instruments (see pages 8-9).
------------------ --------------------------------------------------------------------------------------------------------

The above is qualified in its entirety by the detailed information appearing elsewhere in the Prospectus
               and in the Statement of Additional Information.

SUMMARY OF FUND EXPENSES
-----------------------------------------------------------------------------

   The following table illustrates all expenses and fees that a shareholder of the Fund will incur. The expenses and fees set forth are for the fiscal year ended September 30, 1996.

Shareholder Transaction Expenses
--------------------------------
Maximum Sales Charge Imposed on Purchases.............................................   None
Maximum Sales Charge Imposed on Reinvested Dividends..................................   None
Contingent Deferred Sales Charge......................................................   None
 (as a percentage of the lesser of original purchase price or redemption proceeds) ...    3.0%

   A contingent deferred sales charge is imposed at the following declining rates:

 Year Since Purchase Payment Made      Percentage
----------------------------------- --------------
First ..............................          3.0%
Second..............................          2.0%
Third...............................          1.0%
Fourth and thereafter...............         None

Redemption Fees...........................................................   None
Exchange Fee..............................................................   None
Annual Fund Operating Expenses (as a Percentage of Average Net Assets)
----------------------------------------------------------------------
Management Fee (after fee waiver)*........................................   0.27%
12b-1 Fees**..............................................................   0.59%
Other Expenses*...........................................................   0.25%
                                                                          ---------
Total Fund Operating Expenses*............................................   1.11%
                                                                          =========

------------
"Management Fee" and "Other Expenses" have been restated to reflect current fees and expenses.

* Pursuant to an undertaking, the Investment Manager assumed all expenses (except for any brokerage and 12b-1 fees) and waived the compensation provided for in its Management Agreement until December 31, 1995. The Investment Manager has undertaken from January 1, 1996 through June 30, 1997, to continue to waive management fees and to continue to assume expenses (except for brokerage and 12b-1 fees) to the extent such fees and expenses exceed, on an annualized basis, 0.50% of the daily net assets of the Fund. Without the waiver of fees and assumption of expenses, Management Fees would have been 0.35% and Other Expenses would have been 0.25%.

** The 12b-1 fee is accrued daily and payable monthly, at an annual rate of 0.60% of the lesser of: (a) the average daily aggregate gross sales of the Fund's shares since the inception of the Fund (not including reinvestments of dividends or distributions), less the average daily aggregate net asset value of the Fund's shares redeemed since the Fund's inception upon which a contingent deferred sales charge has been imposed or waived, or (b) the Fund's average daily net assets. A portion of the 12b-1 fee equal to 0.15% of the Fund's average daily net assets is characterized as a service fee within the meaning of National Association of Securities Dealers, Inc. ("NASD") guidelines (see "Purchase of Fund Shares").

 EXAMPLE                                                                         1 YEAR   3 YEARS   5 YEARS   10 YEARS
------------------------------------------------------------------------------ -------- --------- --------- ----------
You would pay the following expenses on a $1,000 investment, assuming (1) 5%
 annual return and (2) redemption at the end of each time period  .............   $41       $45       $61       $136
You would pay the following expenses on the investment, assuming no redemption    $11       $35       $61       $136

   THE ABOVE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR PERFORMANCE. ACTUAL EXPENSES OF THE FUND MAY BE GREATER OR LESS THAN THOSE SHOWN.

   The purpose of this table is to assist the investor in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly. For a more complete description of these costs and expenses, see "The Fund and its Management," "Plan of Distribution" and "Redemptions and Repurchases."

   Long-term shareholders of the Fund may pay more in sales charges and distribution fees than the economic equiv alent of the maximum front-end sales charges permitted by the NASD.

FINANCIAL HIGHLIGHTS
-----------------------------------------------------------------------------

The following ratios and per share data for a share of beneficial interest outstanding throughout each period have been audited by Price Waterhouse LLP, independent accountants. The financial highlights should be read in conjunction with the financial statements, notes thereto and the unqualified report of the independent accountants which are contained in the Statement of Additional Information. Further information about the performance of the Fund is contained in the Fund's Annual Report to Shareholders, which may be obtained without charge upon request to the Fund.

                                                                                      FOR THE PERIOD
                                                 FOR THE YEAR       FOR THE YEAR      JUNE 2, 1994*
                                                    ENDED              ENDED             THROUGH
                                              SEPTEMBER 30, 1996 SEPTEMBER 30, 1995 SEPTEMBER 30, 1994
                                             ------------------ ------------------ ------------------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period ........       $10.39             $ 9.87             $10.00
                                             ------------------ ------------------ ------------------
Net investment income........................         0.50               0.50               0.09
Net realized and unrealized gain (loss) .....         0.11               0.52              (0.13)
                                             ------------------ ------------------ ------------------
Total from investment operations.............         0.61               1.02              (0.04)
Less dividends from net investment income ...        (0.50)             (0.50)             (0.09)
                                             ------------------ ------------------ ------------------
Net asset value, end of period...............       $10.50             $10.39             $ 9.87
                                             ================== ================== ==================
TOTAL INVESTMENT RETURN+.....................         5.94%             10.54%             (0.46)%(1)
RATIOS TO AVERAGE NET ASSETS:
Expenses.....................................         0.97%(5)           0.60%(4)           0.60 %(2)(3)
Net investment income........................         4.72%(5)           4.93%(4)           3.07 %(2)(3)
SUPPLEMENTAL DATA:
Net asset value, end of period, in
 thousands ..................................      $81,616            $64,276            $29,860
Portfolio turnover rate......................           13%                 2%               --  ++%

------------
*      Commencement of operations.
+ Does not reflect the deduction of sales charge. Calculated based on the net asset value as of the last business day of the period.
++     Less than 0.5%.
(1)    Not annualized.
(2)    Annualized.
(3) If the Fund had borne all expenses that were assumed or waived by the Investment Manager, the above annualized expense and net investment income ratios would have been 2.08% and 1.59%, respectively.
(4) If the Fund had borne all expenses that were assumed or waived by the Investment Manager, the above annualized expense and net investment income ratios would have been 1.34% (which includes 0.01% gross up for custody cash credits) and 4.20%, respectively.
(5) If the Fund had borne all expenses that were reimbursed or waived by the Investment Manager, the above annualized expense and net investment income ratios would have been 1.19% (which includes 0.01% gross up for custody cash credits) and 4.50%, respectively.

THE FUND AND ITS MANAGEMENT
-----------------------------------------------------------------------------

   Dean Witter National Municipal Trust (the "Fund") is an open-end diversified management investment company. The Fund is a trust of the type commonly known as a "Massachusetts business trust" and was organized under the laws of the Commonwealth of Massachusetts on March 29, 1994.

   Dean Witter InterCapital Inc. ("InterCapital" or the "Investment Manager"), whose address is Two World Trade Center, New York, New York 10048, is the Fund's Investment Manager. The Investment Manager, which was incorporated in July, 1992, is a wholly-owned subsidiary of Dean Witter, Discover & Co. ("DWDC"), a balanced financial services organization providing a broad range of nationally marketed credit and investment products.

   InterCapital and its wholly-owned subsidiary, Dean Witter Services Company Inc., serve in various investment management, advisory, management and administrative capacities to a total of 100 investment companies, thirty of which are listed on the New York Stock Exchange, with combined total net assets of approximately $85.1 billion as of October 31, 1996. The Investment Manager also manages portfolios of pension plans, other institutions and individuals which aggregated approximately $2.9 billion at such date.

   The Fund has retained the Investment Manager to provide administrative services, manage its business affairs and manage the investment of the Fund's assets, including the placing of orders for the purchase and sale of portfolio securities. InterCapital has retained Dean Witter Services Company Inc. to perform the aforementioned administrative services for the Fund. The Fund's Trustees review the various services provided by or under the direction of the Investment Manager to ensure that the Fund's general investment policies and programs are being properly carried out and that administrative services are being provided to the Fund in a satisfactory manner.

   As full compensation for the services and facilities furnished to the Fund and for expenses of the Fund assumed by the Investment Manager, the Fund pays the Investment Manager monthly compensation calculated daily at the annual rate of 0.35% of the daily net assets of the Fund.

   Pursuant to an undertaking, the Investment Manager assumed all expenses (except for brokerage and 12b-1 fees) and waived the compensation provided for in its Investment Management Agreement until December 31, 1995. The Investment Manager has undertaken from January 1, 1996 through June 30, 1997, to continue to waive management fees and to continue to assume expenses (except for brokerage and 12b-1 fees) to the extent they exceed, on an annualized basis, 0.50% of the daily net assets of the Fund. For the fiscal year ended September 30, 1996, the Fund accrued total compensation to the Investment Manager of 0.20% of the Fund's average daily net assets and the Fund's total expenses amounted to an annual rate of 0.97% of the Fund's average daily net assets after any waivers.

INVESTMENT OBJECTIVE AND POLICIES
-----------------------------------------------------------------------------

   The investment objective of the Fund is to provide a high level of current income which is exempt from federal income tax, consistent with the preservation of capital. There is no assurance that this objective will be achieved. This objective is fundamental and may not be changed without shareholder approval. The Fund seeks to achieve its investment objective by investing its assets in accordance with the following policies:

     1. At least 75% of the Fund's total assets will be invested in: (a) Municipal Bonds which are rated at the time of purchase within the three highest grades by Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Corporation ("S&P"); (b) Municipal Notes which at the time of purchase are rated in the two highest grades by Moody's or S&P or, if not rated, have outstanding one or more issues of Municipal Bonds rated as set forth in clause (a) of this paragraph; and (c) Municipal Commercial Paper which at the time of purchase are rated P-1 by Moody's and A-1 by S&P.

     2. The Fund may invest up to 25% of its total assets in Municipal Obligations which are unrated or, if rated, are not within the three highest Bond rating categories of Moody's or S&P or the two highest Note rating categories of Moody's or S&P. The Fund does not intend to invest in Municipal Bonds which are rated below either Baa by Moody's or BBB by S&P (the lowest ratings considered investment grade) or, if not rated, are deemed by the Investment Manager to be below investment grade, in amounts exceeding 5% of its net assets.

     Investments in Municipal Bonds rated either Baa by Moody's or BBB by S&P have speculative characteristics and, therefore, changes in economic conditions or other circumstances are more likely to weaken their capacity to make principal and interest payments than would be the case with investments in securities with higher credit ratings. Municipal Bonds rated below investment grade may not currently be paying any interest and may have extremely poor prospects of ever attaining any real investment standing. Any subsequent change in any rating of any security below investment grade which causes the Fund to be invested in such securities in an amount exceeding 5% of its net assets will result in the elimination of that security from the Fund's portfolio as soon as practicable without adverse market or tax consequences to the Fund.

     3. Certain Municipal Obligations in which the Fund may invest without limit may subject certain investors to the alternative minimum tax and, therefore, a substantial portion of the income produced by the Fund may be taxable for such investors under the alternative minimum tax. The Fund, therefore, may not ordinarily be a suitable investment for investors who are subject to the alternative minimum tax. The suitability of the Fund for these investors will depend upon a comparison of the after-tax yield likely to be provided from the Fund to comparable tax-exempt investments not subject to such tax and also to comparable fully taxable investments in light of each such investor's tax position. See "Dividends, Distributions and Taxes."

     4. Up to 25% of the Fund's total assets may be invested in taxable money market instruments under any one or more of the following circumstances:
    (a) pending investment of proceeds of sale of Fund shares or of portfolio securities; (b) pending settlement of purchases of portfolio securities; and (c) to maintain liquidity for the purpose of meeting anticipated redemptions. In addition, the Fund may temporarily invest more than 25% of its total assets in taxable securities to maintain a "defensive" posture when, in the opinion of the Investment Manager, it is advisable to do so because of market conditions. The types of taxable securities in which the Fund may temporarily invest are limited to the following short-term fixed-income securities (maturing in one year or less from the time of purchase): (i) obligations of the United States Government, its agencies, instrumentalities or authorities (including zero coupon securities); (ii) commercial paper rated P-1 by Moody's or A-1 by S&P; (iii) certificates of deposit of domestic banks with assets of $1 billion or more; and (iv) repurchase agreements with respect to any of the foregoing portfolio securities.

   The average dollar weighted maturity of the Fund's portfolio under normal circumstances is expected to be in excess of 20 years, but the average maturity, as well as the emphasis on longer-term obligations, may vary depending upon market conditions.

   Municipal Obligations are debt obligations of states, cities, municipalities and municipal agencies which generally have maturities, at the time of their issuance, of either one year or more (Bonds) or from six months to three years (Notes). Municipal Commercial Paper refers to short-term obligations of municipalities. Any Municipal Obligation which depends directly or indirectly on the credit of the Federal Government shall be considered to have a rating of Aaa/AAA. The Fund may also purchase Municipal Obligations which had originally been issued by the same issuer as two separate series of the same issue with different interest rates, but which are now linked together to form one series.

   The two principal classifications of Municipal Obligations and Commercial Paper are "general obligation" and "revenue" obligations or commercial paper. General obligation bonds, notes or commercial paper are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Issuers of general obligation bonds, notes or commercial paper include a state, its counties, cities, towns and other government units. Revenue bonds, notes or commercial paper are payable from the revenues derived from a particular facility or class of facilities or, in some cases, from specific revenue sources. Revenue bonds, notes or commercial paper are issued for a wide variety of purposes, including the financing of electric, gas, water and sewer systems and other public utilities; industrial development and pollution control facilities; single and multi-family housing units; public buildings and facilities; air and marine ports; transportation facilities such as toll roads, bridges and tunnels; and health and educational facilities such as hospitals and dormitories. They rely primarily on user fees to pay debt service, although the principal revenue source is often supplemented by additional security features which are intended to enhance the creditworthiness of the issuer's obligations. In some cases, particularly revenue bonds issued to finance housing and public buildings, a direct or implied "moral obligation" of a governmental unit may be pledged to the payment of debt service. In other cases, a special tax or other charge may augment user fees.

   Included within the revenue category are participations in lease obligations or installment purchase contracts (hereinafter collectively called "lease obligations") of municipalities. State and local governments issue lease obligations to acquire equipment and facilities.

   Lease obligations may have risks not normally associated with general obligation or other revenue bonds. Leases and installment purchase or conditional sale contracts (which may provide for title to the leased asset to pass eventually to the issuer) have developed as a means for governmental issuers to acquire property and equipment without the necessity of complying with the constitutional and statutory requirements generally applicable for the issuance of debt. Certain lease obligations contain "non-appropriation" clauses that provide that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on an annual or other periodic basis. Consequently, continued lease payments on those lease obligations containing "non-appropriation" clauses are dependent on future legislative actions. If such legislative actions do not occur, the holders of the lease obligation may experience difficulty in exercising their rights, including disposition of the property.

   Lease obligations represent a relatively new type of financing that has not yet developed the depth of marketability associated with more conventional municipal obligations, and, as a result, certain of such lease obligations, may be considered illiquid securities. To determine whether or not the Fund will consider such securities to be illiquid (the Fund may not invest more than ten percent of its net assets in illiquid securities), the Trustees of the Fund have established guidelines to be utilized by the Fund in determining the liquidity of a lease obligation. The factors to be considered in making the determination include: (1) the frequency of trades and quoted prices for the obligation; (2) the number of dealers willing to purchase or sell the security and the number of other potential purchasers;
(3) the willingness of dealers to undertake to make a market in the security; and (4) the nature of the marketplace trades, including the time needed to dispose of the security, the method of soliciting offers, and the mechanics of the transfer.

   Variable Rate Obligations. The interest rates payable on certain Municipal Bonds and Municipal Notes are not fixed and may fluctuate based upon changes in market rates. Municipal obligations of this type are called "variable rate" obligations. The interest rate payable on a variable rate obligation is adjusted either at predesignated periodic intervals or whenever there is a change in the market rate of interest on which the interest rate payable is based.

   The foregoing percentage and rating policies apply at the time of acquisition of a security based on the last previous determination of the Fund's net asset value. Any subsequent change in any rating by a rating service or change in percentages resulting from market fluctuations or other changes in the Fund's total assets will not require elimination of any security from the Fund's portfolio until such time as the Investment Manager determines that it is practicable to sell the security without undue market or tax consequences to the Fund.

   The ratings assigned by Moody's and S&P represent their opinions as to the quality of the securities which they undertake to rate (see the Appendix to the Statement of Additional Information). It should be emphasized, however, that the ratings are general and not absolute standards of quality.

RISK CONSIDERATIONS AND INVESTMENT PRACTICES

   The value of the Fund's portfolio securities and, therefore, the Fund's net asset value per share may increase or decrease due to various factors, principally changes in prevailing interest rates and the ability of the issuers of the Fund's portfolio securities to pay interest and principal on such obligations on a timely basis. Generally, a rise in interest rates will result in a decrease in the Fund's net asset value per share, while a drop in interest rates will result in an increase in the Fund's net asset value per share.

   When-Issued and Delayed Delivery Securities. The Fund may purchase tax-exempt securities on a when-issued or delayed delivery basis; i.e., delivery and payment can take place a month or more after the date of the transaction. These securities are subject to market fluctuation and no interest accrues to the purchaser prior to settlement. At the time the Fund makes the commitment to purchase such securities, it will record the transaction and thereafter reflect the value, each day, of such securities in determining its net asset value. An increase in the percentage of the Fund's assets committed to the purchase of securities on a when-issued or delayed delivery basis may increase the volatility of the Fund's net asset value.

   Zero Coupon Securities. A portion of the fixed-income securities purchased by the Fund may be zero coupon securities. Such securities are purchased at a discount from their face amount, giving the purchaser the right to receive their full value at maturity. The interest earned on such securities is, implicitly, automatically compounded and paid out at maturity. While such compounding at a constant rate eliminates the risk of receiving lower yields upon reinvestment of interest if prevailing interest rates decline, the owner of a zero coupon security will be unable to participate in higher yields upon reinvestment of interest received on interest-paying securities if prevailing interest rates rise.

   A zero coupon security pays no interest to its holder during its life. Therefore, to the extent the Fund invests in zero coupon securities, it will not receive current cash available for distribution to shareholders. In addition, zero coupon securities are subject to substantially greater price fluctuations during periods of changing prevailing interest rates than are comparable securities which pay interest on a current basis. Current federal tax law requires that a holder (such as the Fund) of a zero coupon security accrue a portion of the discount at which the security was purchased as income each year even though the Fund receives no interest payments in cash on the security during the year.

   Futures Contracts and Options on Futures. The Fund may enter into financial futures contracts ("futures contracts"), options on such futures and municipal bond index futures contracts for hedging purposes. The Fund may sell a futures contract or a call option thereon or purchase a put option on such futures contract, if the Investment Manager anticipates interest rates to rise, as a hedge against a decrease in the value of the Fund's portfolio securities. If the Investment Manager anticipates that interest rates will decline, the Fund may purchase a futures contract or a call option thereon or sell a put option on such futures contract, to protect against an increase in the price of the securities the Fund intends to purchase. These futures contracts and related options thereon will be used only as a hedge against anticipated interest rate changes. A futures contract sale creates an obligation by the Fund, as seller, to deliver the specific type of instrument called for in the contract at a specified future time for a specified price. A futures contract purchase creates an obligation by the Fund, as purchaser, to take delivery of the specific type of financial instrument at a specified future time at a specified price. The specific securities delivered or taken, respectively, at settlement date, would not be determined until or near that date. The determination would be in accordance with the rules of the exchange on which the futures contract sale or purchase was effected.

   Although the terms of futures contracts specify actual delivery or receipt of securities, in most instances the contracts are closed out before the settlement date without the making or taking of delivery of the securities. Closing out of a futures contract is effected by entering into an offsetting purchase or sale transaction.

   Unlike a futures contract, which requires the parties to buy and sell a security on a set date, an option on a futures contract entitles its holder to decide on or before a future date whether to enter into such a contract (a long position in the case of a call option and a short position in the case of a put option). If the holder decides not to enter into the contract, the premium paid for the option on the contract is lost. Since the value of the option is fixed at the point of sale, there are not daily payments of cash to reflect the change in the value of the underlying contract as there are by a purchaser or seller of a futures contract. The value of the option does change and is reflected in the net asset value of the Fund.

   A risk in employing futures contracts to protect against the price volatility of portfolio securities is that the prices of securities subject to futures contracts may correlate imperfectly with the behavior of the cash prices of the Fund's portfolio securities. The risk of imperfect correlation may be increased by the fact that the Fund will invest in futures contracts on taxable securities and there is no guarantee that the prices of taxable securities will move in a similar manner to the prices of tax-exempt securities. The correlation may be distorted by the fact that the futures market is dominated by short-term traders seeking to profit from the difference between a contract or security price objective and their cost of borrowed funds. Such distortions are generally minor and would diminish as the contract approached maturity.

   Another risk is that the Investment Manager could be incorrect in its expectations as to the direction or extent of various interest rate movements or the time span within which the movements take place. For example, if the Fund sold futures contracts for the sale of securities in anticipation of an increase in interest rates, and then interest rates went down instead, causing bond prices to rise, the Fund would lose money on the sale.

   In addition to the risks that apply to all options transactions (see the Statement of Additional Information for a description of the characteristics of, and the risks of investing in, options on debt securities), there are several special risks relating to options on futures; in particular, the ability to establish and close out positions on options on futures will be subject to the development and maintenance of a liquid secondary market. It is not certain that this market will develop or be maintained.

   Municipal Bond Index Futures. The Fund may utilize municipal bond index futures contracts and options thereon for hedging purposes. The Fund's strategies in employing such contracts will be similar to that discussed above with respect to financial futures and options thereon. A municipal bond index is a method of reflecting in a single number the market value of many different municipal bonds and is designed to be representative of the municipal bond market generally. The index fluctuates in response to changes in the market values of the bonds included within the index. Unlike futures contracts on particular financial instruments, transactions in futures on a municipal bond index will be settled in cash, if held until the close of trading in the contract. However, like any other futures contract, a position in the contract may be closed out by purchase or sale of an offsetting contract for the same delivery month prior to expiration of the contract.

   The Fund may not enter into futures contracts or purchase related options thereon if immediately thereafter the amount committed to margin plus the amount paid for premiums for unexpired options on futures contracts exceeds 5% of the value of the Fund's total assets. The Fund may not purchase or sell futures contracts or related options thereon if, immediately thereafter, more than one-third of its net assets would be hedged.

   For a discussion of the risks of certain types of Municipal Obligations, such as lease obligations and residual interest bonds, see above in "Investment Objectives and Policies."

PORTFOLIO MANAGEMENT

   The Fund is actively managed by the Investment Manager with a view to achieving the Fund's investment objective. In determining which securities to purchase for the Fund or hold in the Fund's portfolio, the Investment Manager will rely on information from various sources, including research, analysis and appraisals of brokers and dealers, including Dean Witter Reynolds Inc. ("DWR"), a broker-dealer affiliate of InterCapital, the views of Trustees of the Fund and others regarding economic developments and interest rate trends, and the Investment Manager's own analysis of factors it deems relevant. The Fund is managed within InterCapital's Tax-Exempt Income Group, which manages 40 tax-exempt municipal funds and fund portfolios, with approximately $10.7 billion in assets as of October 31, 1996. James F. Willison, Senior Vice President of InterCapital and Manager of InterCapital's Tax-Exempt Income Group, is the primary portfolio manager of the Fund and has been managing portfolios of municipal securities at InterCapital for over five years.

   Securities are purchased and sold principally in response to the Investment Manager's current evaluation of an issuer's ability to meet its debt obligations in the future, and the Investment Manager's current assessment of future changes in the levels of interest rates on tax-exempt securities of varying maturities. Securities purchased by the Fund are, generally, sold by dealers acting as principal for their own accounts. Pursuant to an order of the Securities and Exchange Commission, the Fund may effect principal transactions in certain money market instruments with DWR. In addition, the Fund may incur brokerage commissions on transactions conducted through DWR.

   The portfolio trading engaged in by the Fund may result in its portfolio turnover rate exceeding 100%. The Fund will incur underwriting discount costs (on underwritten securities) commensurate with its portfolio turnover rate. Additionally, see "Dividends, Distributions and Taxes" for a discussion of the tax policy of the Fund. A more extensive discussion of the Fund's portfolio brokerage policies is set forth in the Statement of Additional Infor mation.

   Except as specifically noted, all investment objectives, policies and practices discussed above are not fundamental policies of the Fund and, as such, may be changed without shareholder approval.

INVESTMENT RESTRICTIONS
-----------------------------------------------------------------------------

   The investment restrictions listed below are among the restrictions which have been adopted by the Fund as fundamental policies. Under the Investment Company Act of 1940, as amended (the

"Act"), a fundamental policy may not be changed without the vote of a majority of the outstanding voting securities of the Fund, as defined in the Act.

   For purposes of the following restrictions: (a) an "issuer" of a security is the entity whose assets and revenues are committed to the payment of interest and principal on that particular security; (b) a "taxable security" is any security the interest on which is subject to federal income tax; and
(c) all percentage limitations apply immediately after a purchase or initial investment, and any subsequent change in any applicable percentage resulting from market fluctuations or other changes in the Fund's total assets does not require elimination of any security from the portfolio.

   The Fund may not:

   1. As to 75% of its total assets, invest more than 5% of the value of its total assets in the securities of any one issuer (other than obligations issued or guaranteed by the United States Government, its agencies or instrumentalities).

   2. As to 75% of its total assets, purchase more than 10% of all outstanding voting securities of any one issuer (other than obligations issued, or guaranteed as to principal and interest, by the United States Government, its agencies or instrumentalities).

   3. Invest 25% or more of the value of its total assets in securities of issuers in any one industry. This restriction does not apply to obligations issued or guaranteed by the United States Government, its agencies or instrumentalities (industrial development and pollution control bonds are grouped into industries based upon the business in which the issuers of such obligations are engaged).

   4. Invest more than 5% of the value of its total assets in taxable securities of issuers having a record, together with predecessors, of less than three years of continuous operation. This restriction shall not apply to any obligation of the United States Government, its agencies or instrumentalities.

PURCHASE OF FUND SHARES
-----------------------------------------------------------------------------

   The Fund offers its shares for sale to the public on a continuous basis. Pursuant to a Distribution Agreement between the Fund and Dean Witter Distributors Inc. (the "Distributor"), an affiliate of the Investment Manager, shares of the Fund are distributed by the Distributor and offered by DWR and other dealers who have entered into agreements with the Distributor ("Selected Broker-Dealers"). The principal executive office of the Distributor is located at Two World Trade Center, New York, New York 10048.

   The minimum initial purchase is $1,000. Subsequent purchases of $100 or more may be made by sending a check, payable to Dean Witter National Municipal Trust, directly to Dean Witter Trust Company (the "Transfer Agent") at P.O. Box 1040, Jersey City, N.J. 07303 or by contacting an account executive of DWR or other Selected Broker-Dealer. The minimum initial purchase in the case of investments through EasyInvest (Service Mark), an automatic purchase plan (see "Shareholder Services"), is $100, provided that the schedule of automatic investments will result in investments totalling $1,000 within the first twelve months. In the case of purchases made pursuant to systematic payroll deduction plans, the Fund, in its discretion, may accept such purchases without regard to any minimum amounts which would otherwise be required if the Fund has reason to believe that additional purchases will increase the amount of the purchase of shares in all accounts under such plans to at least $1,000. Certificates for shares purchased will not be issued unless a request is made by the shareholder in writing to the Transfer Agent.

   Shares of the Fund are sold through the Distributor on a normal three business day settlement basis; that is payment generally is due on or before the third business day (settlement date) after the order is placed with the Distributor. Shares purchased through the Distributor are entitled to dividends beginning on the next business day following settlement date. Since the Distributor forwards in-vestors' funds on settlement date, it will benefit from the temporary use of the funds if payment is made prior thereto. Shares purchased through the Transfer Agent are entitled to dividends beginning on the next business day following receipt of an order. As noted above, orders placed directly with the Transfer Agent must be accompanied by payment. Investors will be entitled to receive capital gains distributions if their order is received by the close of business on the day prior to the record date for such distributions. The offering price will be the net asset value per share next determined following receipt of an order (see "Determination of Net Asset Value" below). While no sales charge is imposed at the time shares are purchased, a contingent deferred sales charge may be imposed at the time of redemption (see "Redemptions and Repurchases"). Sales personnel are compensated for selling shares of the Fund at the time of their sale by the Distributor or any of its affiliates and/or the Selected Broker-Dealer. In addition, some sales personnel of the Selected Broker-Dealer will receive various types of non-cash compensation as special sales incentives, including trips, educational and/or business seminars and merchandise. The Fund and the Distributor reserve the right to reject any purchase orders.

   Analogous Dean Witter Funds. The Distributor and the Investment Manager serve in the same capacities for Dean Witter Tax-Exempt Securities Trust, an open-end investment company with investment objectives and policies similar to those of the Fund. Unlike the Fund, however, shares of Dean Witter Tax-Exempt Securities Trust are offered to the public with a sales charge imposed at the time of purchase, rather than a contingent deferred sales charge assessed upon redemptions within three years of purchase. These two Dean Witter Funds have differing fees and expenses, which will affect performance. Investors who would like to receive a prospectus for Dean Witter Tax-Exempt Securities Trust should call the telephone numbers listed on the front cover of this Prospectus, or may call their account executive for additional information.

PLAN OF DISTRIBUTION

   The Fund has adopted a Plan of Distribution pursuant to Rule 12b-1 under the Act (the "Plan"), under which the Fund pays the Distributor a fee, which is accrued daily and payable monthly, at an annual rate of 0.60% of the lesser of: (a) the average daily aggregate gross sales of the Fund's shares since the inception of the Fund (not including reinvestments of dividends or capital gains distributions), less the average daily aggregate net asset value of the Fund's shares redeemed since the Fund's inception upon which a contingent deferred sales charge has been imposed or waived; or (b) the Fund's average daily net assets. This fee is treated by the Fund as an expense in the year it is accrued. A portion of the fee payable pursuant to the Plan, equal to 0.15% of the Fund's average daily net assets, is characterized as a service fee within the meaning of NASD guidelines. The service fee is a payment made for personal service and/or the maintenance of shareholder accounts.

   Amounts paid under the Plan are paid to the Distributor to compensate it for the services provided and the expenses borne by the Distributor and others in the distribution of the Fund's shares, including the payment of commissions for sales of the Fund's shares and incentive compensation to and expenses of DWR account executives and others who engage in or support distribution of shares, including overhead and telephone expenses; printing and distribution of prospectuses and reports used in connection with the offering of the Fund's shares to other than current shareholders; and preparation, printing and distribution of sales literature and advertising materials. In addition, the Distributor may utilize fees paid pursuant to the Plan to compensate DWR and other Selected Broker-Dealers for their opportunity costs in advancing such amounts, which compensation would be in the form of a carrying charge on any unreimbursed distribution expenses.

   For the fiscal year ended September 30, 1996, the Fund accrued payments under the Plan amounting to $452,823 which amount is equal to 0.59% of the Fund's average daily net assets for the fiscal year. The payments accrued under the Plan were calculated pursuant to clause (a) of the compensation formula under the Plan.

   At any given time, the expenses in distributing shares of the Fund may be in excess of the total of

(i) the payments made by the Fund pursuant to the Plan, and (ii) the proceeds of contingent deferred sales charges paid by investors upon the redemption of shares (see "Redemptions and Repurchases -- Contingent Deferred Sales Charge"). For example, if $1 million in expenses in distributing shares of the Fund had been incurred and $750,000 had been received as described in (i) and (ii) above, the excess expense would amount to $250,000. The Distributor has advised the Fund that such excess amounts, including the carrying charge described above, totalled $2,185,656 at September 30, 1996 which was equal to 2.68% of the Fund's net assets on such date. Because there is no requirement under the Plan that the Distributor be reimbursed for all expenses or any requirement that the Plan be continued from year to year, this excess amount does not constitute a liability of the Fund. Although there is no legal obligation for the Fund to pay expenses incurred in excess of payments made to the Distributor under the Plan, and the proceeds of contingent deferred sales charges paid by investors upon redemption of shares, if for any reason the Plan is terminated, the Trustees will consider at that time the manner in which to treat such expenses. Any cumulative expenses incurred, but not yet recovered through distribution fees or contingent deferred sales charges, may or may not be recovered through future distribution fees or contingent deferred sales charges.

DETERMINATION OF NET ASSET VALUE

   The net asset value per share of the Fund is determined once daily at 4:00 p.m., New York time (or, on days when the New York Stock Exchange closes prior to 4:00 p.m., at such earlier time), on each day that the New York Stock Exchange is open by taking the value of all assets of the Fund, subtracting its liabilities, dividing by the number of shares outstanding and adjusting to the nearest cent. The net asset value per share will not be determined on Good Friday and on such other federal and non-federal holidays as are observed by the New York Stock Exchange.

   Portfolio securities (other than short-term taxable debt securities, futures and options) are valued for the Fund by an outside independent pricing service approved by the Fund's Trustees. The service utilizes a computerized grid matrix of tax-exempt securities and evaluations by its staff in determining what it believes is the fair value of the Fund's portfolio securities. The Board believes that timely and reliable market quotations are generally not readily available to the Fund for purposes of valuing tax-exempt securities and that the valuations supplied by the pricing services are more likely to approximate the fair value of such securities.

   Short-term taxable debt securities with remaining maturities of sixty days or less at time of purchase are valued at amortized cost, unless the Board determines such does not reflect the securities' market value, in which case these securities will be valued at their market value as determined by the Board of Trustees. Other taxable short-term debt securities with maturities of more than sixty days will be valued on a mark to market basis until such time as they reach a maturity of sixty days, whereupon they will be valued at amortized cost using their value on the 61st day unless the Trustees determine such does not reflect the securities' fair value, in which case these securities will be valued at their fair market value as determined by the Board of Trustees. Listed options on debt securities are valued at the latest sale price on the exchange on which they are listed unless no sales of such options have taken place that day, in which case, they will be valued at the mean between their closing bid and asked prices. Unlisted options on debt securities are valued at the mean between their latest bid and asked price. Futures are valued at the latest sale price on the commodities exchange on which they trade unless the Board of Trustees determines that such price does not reflect their market value, in which case they will be valued at their fair value as determined by the Board of Trustees. All other securities and other assets are valued at their fair value as determined in good faith under procedures established by and under the supervision of the Board of Trustees.

SHAREHOLDER SERVICES
-----------------------------------------------------------------------------

   Automatic Investment of Dividends and Distributions. All income dividends and capital gains distributions are automatically paid in full and fractional shares of the Fund (or, if specified by the shareholder, any other open-end investment company for which InterCapital serves as investment manager (collectively, with the Fund, the "Dean Witter Funds")), unless the shareholder requests that they be paid in cash. Shares so acquired are not subject to the imposition of a contingent deferred sales charge upon their redemption (see "Redemptions and Repurchases"). Such dividends and distributions will be paid, at the net asset value per share, in shares of the Fund (or in cash if the shareholder so requests) on the monthly payment date, which generally will be no later than the last business day of the month for which the dividend or distribution is payable. Processing of dividend checks begins immediately following the monthly payment date. Shareholders who have requested to receive dividends in cash will normally receive their monthly dividend check during the first ten days of the following month.

   EasyInvestSM. Shareholders may subscribe to EasyInvest, an automatic purchase plan which provides for any amount from $100 to $5,000 to be transferred automatically from a checking or savings account, on a semi-monthly, monthly or quarterly basis, to the Transfer Agent for investment in shares of the Fund (see "Purchase of Fund Shares" and "Redemptions and Repurchases").

   Systematic Withdrawal Plan. A systematic withdrawal plan (the "Withdrawal Plan") is available for shareholders who own or purchase shares of the Fund having a minimum value of $10,000 based upon the then current net asset value. The Withdrawal Plan provides for monthly or quarterly (March, June, September, December) checks in any dollar amount, not less than $25, or in any whole percentage of the account balance, on an annualized basis. Any applicable contingent deferred sales charge will be imposed on shares redeemed under the Withdrawal Plan (See "Redemptions and Repurchases--Contingent Deferred Sales Charge"). Therefore, any shareholder participating in the Withdrawal Plan will have sufficient shares redeemed from his or her account so that the proceeds (net of any applicable contingent deferred sales charge) to the shareholder will be the designated monthly or quarterly amount.

   Shareholders should contact their DWR or other Selected Broker-Dealer account executive or the Transfer Agent for further information about any of the above services.

   Tax-Sheltered Retirement Plans. Retirement plans are available for use by corporations, the self-employed, Individual Retirement Accounts and Custodial Accounts under Section 403(b)(7) of the Internal Revenue Code. Adoption of such plans should be on advice of legal counsel or tax adviser.

   For further information regarding plan administration, custodial fees and other details, investors should contact their account executive or the Transfer Agent.

EXCHANGE PRIVILEGE

   The Fund makes available to its shareholders an "Exchange Privilege" allowing the exchange of shares of the Fund for shares of other Dean Witter Funds sold with a contingent deferred sales charge ("CDSC funds"), and for shares of Dean Witter Short-Term U.S. Treasury Trust, Dean Witter Limited Term Municipal Trust, Dean Witter Short-Term Bond Fund, Dean Witter Balanced Income Fund, Dean Witter Balanced Growth Fund, Dean Witter Intermediate Term U.S. Treasury Trust and five Dean Witter Funds which are money market funds (the foregoing eleven non-CDSC funds are hereinafter referred to as the "Exchange Funds"). Exchanges may be made after the shares of the Fund acquired by purchase (not by exchange or dividend reinvestment) have been held for thirty days. There is no waiting period for exchanges of shares acquired by exchange or dividend reinvestment.

   An exchange to another CDSC fund or any Exchange Fund that is not a money market fund is on the basis of the next calculated net asset value per share of each fund after the exchange order is received. When exchanging into a money market fund from the Fund, shares of the Fund are redeemed out of the Fund at their next calculated net asset value and the proceeds of the redemption are used to purchase shares of the money market fund at their net asset value determined the following day. Subsequent exchanges between any of the money market funds and any of the CDSC funds can be effected on the same basis. No contingent deferred sales charge ("CDSC") is imposed at the time of any exchange, although any applicable CDSC will be imposed upon ultimate redemption. Shares of the Fund which are exchanged for shares of another CDSC fund having a higher CDSC schedule than the Fund will be subject to the CDSC schedule of the other CDSC fund, even if shares are subsequently reexchanged for shares of the Fund prior to redemption. During the period of time the shareholder remains invested in the Exchange Fund (calculated from the last day of the month in which the Exchange Fund shares were acquired), the holding period (for the purpose of determining the rate of the CDSC) is frozen. If those shares are subsequently reexchanged for shares of a CDSC fund, the holding period previously frozen when the first exchange was made resumes on the last day of the month in which shares of a CDSC fund are reacquired. Thus, the CDSC is based upon the time (calculated as described above) the shareholder was invested in shares of a CDSC fund (see "Redemptions and Repurchases--Contingent Deferred Sales Charge"). However, in the case of shares of the Fund exchanged into an Exchange Fund upon a redemption of shares which results in a CDSC being imposed, a credit (not to exceed the amount of the CDSC) will be given in an amount equal to the Exchange Fund 12b-1 distribution fees incurred on or after that date which are attributable to those shares. (Exchange Fund 12b-1 distribution fees, if any, are described in the prospectuses for those funds.)

   In addition, shares of the Fund may be acquired in exchange for shares of certain Dean Witter Funds sold with a front-end sales charge ("front-end sales charge funds"), but shares of the Fund, however acquired, may not be exchanged for shares of front-end sales charge funds. Shares of a CDSC fund acquired in exchange for shares of a front-end sales charge fund (or in exchange for shares of other Dean Witter Funds for which shares of a front-end sales charge fund have been exchanged) are not subject to any CDSC upon their redemption.

   Purchases and exchanges should be made for investment purposes only. A pattern of frequent exchanges may be deemed by the Investment Manager to be abusive and contrary to the best interests of the Fund's other shareholders and, at the Investment Manager's discretion, may be limited by the Fund's refusal to accept additional purchases and/or exchanges from the investor. Although the Fund does not have any specific definition of what constitutes a pattern of frequent exchanges, and will consider all relevant factors in determining whether a particular situation is abusive and contrary to the best interests of the Fund and its other shareholders, investors should be aware that the Fund and each of the other Dean Witter Funds may in their discretion limit or otherwise restrict the number of times this Exchange Privilege may be exercised by any investor. Any such restriction will be made by the Fund on a prospective basis only, upon notice to the shareholder not later than ten days following such shareholder's most recent exchange.

   The Exchange Privilege may be terminated or revised at any time by the Fund and/or any of such Dean Witter Funds for which shares of the Fund may be exchanged, upon such notice as may be required by applicable regulatory agencies. Shareholders maintaining margin accounts with DWR or another Selected Broker-Dealer are referred to their account executive regarding restrictions on exchange of shares of the Fund pledged in their margin account.

   The current prospectus for each fund describes its investment objectives and policies, and shareholders should obtain one and read it carefully before investing. Exchanges are subject to the minimum investment requirement and other conditions imposed by each fund. In the case of any shareholder holding a share certificate or certificates, no exchanges may be made until the share certificate(s) have been received by the Transfer Agent and deposited in the shareholder's account. An exchange will be treated for federal income tax purposes as a redemption or repurchase of shares, on which the shareholder may realize a capital gain or loss. However, the ability to deduct capital losses on an exchange is limited in situations where there is an exchange of shares within ninety days after the shares are purchased. There are also limits on the deduction of losses after the payment of exempt-interest dividends for shares held for less than six months (see "Dividends, Distributions and Taxes"). The Exchange Privilege is only available in states where an exchange may legally be made.

   If DWR or another Selected Broker-Dealer is the current dealer of record and its account numbers are part of the account information, shareholders may initiate an exchange of shares of the Fund for shares of any of the Dean Witter Funds (for which the Exchange Privilege is available) pursuant to this Exchange Privilege by contacting their DWR or other Selected Broker-Dealer account executive (no Exchange Privilege Authorization Form is required). Other shareholders (and those shareholders who are clients of DWR or another Selected Broker-Dealer but who wish to make exchanges directly by writing or telephoning the Transfer Agent) must complete and forward to the Transfer Agent an Exchange Privilege Authorization Form, copies of which may be obtained from the Transfer Agent, to initiate an exchange. If the Authorization Form is used, exchanges may be made by contacting the Transfer Agent at (800) 869-NEWS (toll free). The Fund will employ reasonable procedures to confirm that exchange instructions communicated over the telephone are genuine. Such procedures may include requiring various forms of personal identification such as name, mailing address, social security or other tax identification number and DWR or other Selected Broker-Dealer account number (if any). Telephone instructions may also be recorded. If such procedures are not employed, the Fund may be liable for any losses due to unauthorized or fraudulent instructions.

   Telephone exchange instructions will be accepted if received by the Transfer Agent between 9:00 a.m.and 4:00 p.m. New York time, on any day the New York Stock Exchange is open. Any shareholder wishing to make an exchange who has previously filed an Exchange Privilege Authorization Form and who is unable to reach the Fund by telephone should contact his or her DWR or other Selected Broker-Dealer account executive, if appropriate, or make a written exchange request (see "Redemptions and Repurchases"). Shareholders are advised that during periods of drastic economic or market changes, it is possible that the telephone exchange procedures may be difficult to implement, although this has not been the case with the Dean Witter Funds in the past.

   For further information regarding the Exchange Privilege, shareholders should contact their account executive or the Transfer Agent.

REDEMPTIONS AND REPURCHASES
-----------------------------------------------------------------------------

   Redemption. Shares of the Fund can be redeemed for cash at any time at the net asset value per share next determined; however, such redemption proceeds will be reduced by the amount of any applicable contingent deferred sales charges (see below). If shares are held in a shareholder's account without a share certificate, a written request for redemption to the Fund's Transfer Agent at P.O. Box 983, Jersey City, NJ 07303 is required. If certificates are held by the shareholder, the shares may be redeemed by surrendering the certificates with a written request for redemption, along with any additional information required by the Transfer Agent.

   Contingent Deferred Sales Charge. Shares of the Fund which are held three years or more after purchase (calculated from the last day of the month in which the shares were purchased) will not be subject to any charge upon redemption. Shares redeemed sooner than three years after purchase may, however, be subject to a charge upon redemption. This charge is called a "contingent deferred sales charge" ("CDSC"), which will be a percentage of the dollar amount of shares redeemed and will be assessed on an amount equal to the lesser of the current market value or the cost of the shares being redeemed. The size of this percentage will depend upon how long the shares have been held, as set forth in the table below:

                             CONTINGENT DEFERRED
        YEAR SINCE              SALES CHARGE
         PURCHASE            AS A PERCENTAGE OF
       PAYMENT MADE            AMOUNT REDEEMED
------------------------- -----------------------
First.....................           3.0%
Second....................           2.0%
Third.....................           1.0%
Fourth and thereafter ....           None


   A CDSC will not be imposed on: (i) any amount which represents an increase in value of shares purchased within the three years preceding the redemption;
(ii) the current net asset value of shares purchased more than three years prior to the redemption; and (iii) the current net asset value of shares purchased through reinvestment of dividends or distributions and/or shares acquired in exchange for shares of Dean Witter Funds sold with a front-end sales charge or of other Dean Witter Funds acquired in exchange for such shares. Moreover, in determining whether a CDSC is applicable it will be assumed that amounts described in (i), (ii) and (iii) above (in that order) are redeemed first.

   In addition, the CDSC, if otherwise applicable, will be waived in the case of:

   (1) redemptions of shares held at the time a shareholder dies or becomes disabled, only if the shares are (A) registered either in the name of an individual shareholder (not a trust), or in the names of such shareholder and his or her spouse as joint tenants with right of survivorship; or (B) held in a qualified corporate or self-employed retirement plan, Individual Retirement Account ("IRA") or Custodial Account under Section 403(b)(7) of the Internal Revenue Code ("403(b) Custodial Account"), provided in either case that the redemption is requested within one year of the death or initial determination of disability;

   (2) redemptions in connection with the following retirement plan distributions: (A) lump-sum or other distributions from a qualified corporate or self-employed retirement plan following retirement (or in the case of a "key-employee" of a "top heavy" plan, following attainment of age 59 1/2);
(B) distributions from an IRA or 403(b) Custodial Account following attainment of age 59 1/2; or (C) a tax-free return of an excess contribution to an IRA; and

   (3) all redemptions of shares held for the benefit of a participant in a corporate or self-employed retirement plan qualified under Section 401(k) of the Internal Revenue Code which offers investment companies managed by the Investment Manager or its subsidiary, Dean Witter Services Company Inc., as self-directed investment alternatives and for which Dean Witter Trust Company, an affiliate of the Investment Manager, serves as recordkeeper or Trustee ("Eligible 401(k) Plan"), provided that either: (A) the plan continues to be an Eligible 401(k) Plan after the redemption; or (B) the redemption is in connection with the complete termination of the plan involving the distribution of all plan assets to participants.

   With reference to (1) above, for the purpose of determining disability, the Distributor utilizes the definition of disability contained in Section 72(m)(7) of the Internal Revenue Code, which relates to the inability to engage in gainful employment. With reference to (2) above, the term "distribution" does not encompass a direct transfer of IRA, 403(b) Custodial Account or retirement plan assets to a successor custodian or trustee. All waivers will be granted only following receipt by the Distributor of confirmation of the shareholder's entitlement.

   Repurchase. DWR and other Selected Broker-Dealers are authorized to repurchase shares represented by a share certificate which is delivered to any of their offices. Shares held in a shareholder's account without a share certificate may also be repurchased by DWR and other Selected Broker-Dealers upon the telephonic request of the shareholder. The repurchase price is the net asset value per share next determined (see "Purchase of Fund Shares") after such repurchase order is received by DWR or other Selected Broker-Dealer, reduced by the applicable CDSC.

   The CDSC, if any, will be the only fee imposed by the Fund, the Distributor, DWR or other Selected Broker-Dealers. The offers by DWR and other Selected Broker-Dealers to repurchase shares may be suspended without notice by them at any time. In that event, shareholders may redeem their shares through the Fund's Transfer Agent as set forth above under "Redemption."

   Payment for Shares Redeemed or Repurchased. Payment for shares presented for repurchase or redemption will be made by check within seven days after receipt by the Transfer Agent of the certificate and/or written request in good order. Such payment may be postponed or the right of redemption suspended under unusual circumstances. If the shares to be redeemed have recently been purchased by check, payment of the redemption proceeds may be delayed for the minimum time needed to verify that the check used for investment has been honored (not more than fifteen days from the time of investment of the check by the Transfer Agent). Shareholders maintaining margin accounts with DWR or another Selected Broker-Dealer are referred to their account executive regarding restrictions on redemption of shares of the Fund pledged in the margin account.

   Reinstatement Privilege. A shareholder who has had his or her shares redeemed or repurchased and has not previously exercised this reinstatement privilege may, within thirty days after the date of the redemption or repurchase, reinstate any portion or all of the proceeds of such redemption or repurchase in shares of the Fund at their net asset value next determined after a reinstatement request, together with the proceeds, is received by the Transfer Agent and receive a pro-rata credit for any CDSC paid in connection with such redemption or repurchase.

   Involuntary Redemption. The Fund reserves the right to redeem, on sixty days' notice, and at net asset value, the shares of any shareholder (other than shares held in an Individual Retirement Account or Custodial Account under Section 403(b)(7) of the Code) whose shares have a value of less than $100 as a result of redemptions or repurchases, or such lesser amount as may be fixed by the Board of Trustees or, in the case of an account opened through EasyInvest (Service Mark), if after twelve months the shareholder has invested less than $1,000 in the account. However, before the Fund redeems such shares and sends the proceeds to the shareholder, it will notify the shareholder that the value of the shares is less than the applicable amount and allow the shareholder to make an additional investment in an amount which will increase the value of the account to at least the applicable amount or more before the redemption is processed. No CDSC will be imposed on any involuntary redemption.

DIVIDENDS, DISTRIBUTIONS AND TAXES
-----------------------------------------------------------------------------

   Dividends and Distributions. The Fund declares dividends from net investment income on each day the New York Stock Exchange is open for business (see "Purchase of Fund Shares"). Such dividends are paid monthly. The Fund intends to distribute all of the Fund's net investment income on an annual basis.

   The Fund will distribute at least once each year all net realized short-term capital gains in excess of any realized net long-term capital losses, if any. The Fund intends to distribute all of its realized net long-term capital gains, if any, in excess of any realized net short-term capital losses and any available net capital loss carryovers, at least once per fiscal year, although it may elect to retain all or part of such gains for reinvestment. Taxable capital gains may be generated by the sale of portfolio securities and by transactions in options and futures contracts engaged in by the Fund. All dividends and capital gains distributions will be paid in additional Fund shares (without sales charge) and automatically credited to the shareholder's account without issuance of a share certificate unless the shareholder requests in writing that all dividends be paid in cash and such request is received by the close of business on the day prior to the record date for such distributions (see "Shareholder Services--Automatic

Investment of Dividends and Distributions"). Any dividends declared in the last quarter of any year which are paid in the following year prior to February 1 will be deemed received by the shareholder in the prior year.

   Taxes. Because the Fund intends to distribute all of its net investment income and capital gains to shareholders and intends to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code, it is not expected that the Fund will be required to pay any federal income tax.

   The Fund intends to qualify to pay "exempt-interest dividends" to its shareholders by maintaining, as of the close of each quarter of its taxable year, at least 50% of the value of its total assets in tax-exempt securities. If the Fund satisfies such requirement, distributions from net investment income to shareholders, whether taken in cash or reinvested in additional shares, will be excludable from gross income for federal income tax purposes to the extent net investment income is represented by interest on tax-exempt securities. Exempt-interest dividends are included, however, in determining what portion, if any, of a person's Social Security benefits are subject to federal income tax. The Internal Revenue Code may subject interest received on certain otherwise tax-exempt securities to an alternative minimum tax. This alternative minimum tax may be incurred due to interest received on certain "private activity bonds" (in general, bonds that benefit non-government entities) issued after August 7, 1986 which, although tax-exempt, are used for purposes other than those generally performed by government units (e.g., bonds used for commercial or housing purposes). Income received on such bonds is classified as a "tax preference item," under the alternative minimum tax, for both individual and corporate investors. The Fund anticipates that a portion of its investments will be made in such "private activity bonds," with the result that a portion of the exempt-interest dividends paid by the Fund will be an item of tax preference to shareholders subject to the alternative minimum tax. In addition, certain corporations which are subject to the alternative minimum tax may also have to include exempt-interest dividends in calculating their alternative minimum taxable income in situations where the "adjusted current earnings" of the corporation exceeds its alternative minimum taxable income.

   Under the Revenue Reconciliation Act of 1993, all or a portion of the Fund's gain from the sale or redemption of tax-exempt obligations purchased at a market discount after April 30, 1993 will be treated as ordinary income rather than capital gain. This rule may increase the amount of ordinary income dividends received by shareholders.

   Within sixty days after the end of its fiscal year, the Fund will mail to its shareholders a statement indicating the percentage of the dividend distributions for such fiscal year which constitutes exempt-interest dividends and the percentage, if any, that is taxable, and the percentage, if any, of the exempt-interest dividends which constitutes an item of tax preference.

   Shareholders will normally be subject to federal income tax on dividends paid from interest income derived from taxable securities and on distributions of net short-term capital gains, if any. Distributions of long-term capital gains, if any, are taxable as long-term capital gains, regardless of how long the shareholder has held the Fund shares and regardless of whether the distribution is received in additional shares or in cash. To avoid being subject to a 31% federal backup withholding tax on taxable dividends, capital gains distributions and proceeds of redemptions or repurchases, shareholders' taxpayer identification numbers must be furnished and certified as to their accuracy.

   Any loss on the sale or exchange of shares of the Fund which are held for six months or less is disallowed to the extent of the amount of any exempt-interest dividend paid with respect to such shares. Treasury Regulations may provide for a reduction in such required holding periods. If a shareholder receives a distribution that is taxed as a long-term capital gain on shares held for six months or less and sells those shares at a loss, the loss will be treated as a long-term capital loss.

   Interest on indebtedness incurred by shareholders to purchase or carry shares of an investment company paying exempt-interest dividends, such as the Fund, will not be deductible by the investor for federal income tax purposes.

   The exemption of interest income for federal income tax purposes does not necessarily result in exemption under the income or other tax laws of any state or local taxing authority. Thus, shareholders of the Fund may be subject to state and local taxes on exempt-interest dividends.

   Shareholders should consult their tax advisers as to the applicability of the above to their own tax situation.

PERFORMANCE INFORMATION
-----------------------------------------------------------------------------

   From time to time the Fund may quote its "yield" and/or its "total return" in advertisements and sales literature. Both the yield and the total return of the Fund are based on historical earnings and are not intended to indicate future performance. The yield of the Fund is computed by dividing the Fund's net investment income over a 30-day period by an average value (using the average number of shares entitled to receive dividends and the maximum offering price per share at the end of the period), all in accordance with applicable regulatory requirements. Such amount is compounded for six months and then annualized for a twelve-month period to derive the Fund's yield. The Fund may also quote tax-equivalent yield, which is calculated by determining the pre-tax yield which, after being taxed at a stated rate, would be equivalent to the yield determined as described above.

   The "average annual total return" of the Fund refers to a figure reflecting the average annualized percentage increase (or decrease) in the value of an initial investment in the Fund of $1,000 over periods of one, five and ten years, or over the life of the Fund if less than any of the foregoing. Average annual total return reflects all income earned by the Fund, any appreciation or depreciation of the Fund's assets, all expenses incurred by the Fund and all sales charges which would be incurred by redeeming shareholders, for the stated periods. It also assumes reinvestment of all dividends and distributions paid by the Fund.

   In addition to the foregoing, the Fund may advertise its total return over different periods of time by means of aggregate, average, year-by-year or other types of total return figures. Such calculations may or may not reflect the deduction of the contingent deferred sales charge which, if reflected, would reduce the performance quoted. The Fund may also advertise the growth of hypothetical investments of $10,000, $50,000 and $100,000 in shares of the Fund. The Fund from time to time may also advertise its performance relative to certain performance rankings and indexes compiled by independent organizations (such as mutual fund performance rankings of Lipper Analytical Services, Inc.).

ADDITIONAL INFORMATION
-----------------------------------------------------------------------------

   Voting Rights. All shares of beneficial interest of the Fund are of $.01 par value and are equal as to earnings, assets and voting privileges.

   The Fund is not required to hold Annual Meetings of Shareholders and in ordinary circumstances the Fund does not intend to hold such meetings. The Trustees may call Special Meetings of Shareholders for action by shareholder vote as may be required by the Act or the Declaration of Trust. Under certain circumstances the Trustees may be removed by action of the Trustees or by the shareholders.

   Under Massachusetts law, shareholders of a business trust may, under certain circumstances, be held personally liable as partners for the obligations of the Fund. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Fund, requires that Fund obligations include such disclaimer, and provides for indemnification and reimbursement of ex-penses out of the Fund's property for any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations. Given the above limitations on shareholder personal liability and the nature of the Fund's assets and operations the possibility of the Fund's being unable to meet its obligations is remote and, in the opinion of Massachusetts counsel to the Fund, the risk to Fund shareholders of personal liability is remote.

   Code of Ethics. Directors, officers and employees of InterCapital, Dean Witter Services Company Inc. and the Distributor are subject to a strict Code of Ethics adopted by those companies. The Code of Ethics is intended to ensure that the interests of shareholders and other clients are placed ahead of any personal interest, that no undue personal benefit is obtained from a person's employment activities and that actual and potential conflicts of interest are avoided. To achieve these goals and comply with regulatory requirements, the Code of Ethics requires, among other things, that personal securities transactions by employees of the companies be subject to an advance clearance process to monitor that no Dean Witter Fund is engaged at the same time in a purchase or sale of the same security. The Code of Ethics bans the purchase of securities in an initial public offering, and also prohibits engaging in futures and options transactions and profiting on short-term trading (that is, a purchase within sixty days of a sale or a sale within sixty days of a purchase) of a security. In addition, investment personnel may not purchase or sell a security for their personal account within thirty days before or after any transaction in any Dean Witter Fund managed by them. Any violations of the Code of Ethics are subject to sanctions, including reprimand, demotion or suspension or termination of employment. The Code of Ethics comports with regulatory requirements and the recommendations in the 1994 report by the Investment Company Institute Advisory Group on Personal Investing.

   Shareholder Inquiries. All inquiries regarding the Fund should be directed to the Fund at the telephone numbers or address set forth on the front cover of this Prospectus.

                       THE DEAN WITTER FAMILY OF FUNDS

MONEY MARKET FUNDS
Dean Witter Liquid Asset Fund Inc.
Dean Witter Tax-Free Daily Income Trust
Dean Witter U.S. Government Money Market Trust
Dean Witter California Tax-Free Daily Income Trust
Dean Witter New York Municipal Money Market Trust

EQUITY FUNDS
Dean Witter American Value Fund
Dean Witter Natural Resource Development Securities Inc.
Dean Witter Dividend Growth Securities Inc.
Dean Witter Developing Growth Securities Trust
Dean Witter World Wide Investment Trust
Dean Witter Value-Added Market Series
Dean Witter Utilities Fund
Dean Witter Capital Growth Securities
Dean Witter European Growth Fund Inc.
Dean Witter Precious Metals and Minerals Trust
Dean Witter Pacific Growth Fund Inc.
Dean Witter Health Sciences Trust
Dean Witter Global Dividend Growth Securities
Dean Witter Global Utilities Fund
Dean Witter International SmallCap Fund
Dean Witter Mid-Cap Growth Fund
Dean Witter Balanced Growth Fund
Dean Witter Capital Appreciation Fund
Dean Witter Information Fund
Dean Witter Japan Fund
Dean Witter Income Builder Fund
Dean Witter Special Value Fund

FIXED-INCOME FUNDS
Dean Witter High Yield Securities Inc.
Dean Witter Tax-Exempt Securities Trust
Dean Witter U.S. Government Securities Trust
Dean Witter Federal Securities Trust
Dean Witter Convertible Securities Trust
Dean Witter California Tax-Free Income Fund
Dean Witter New York Tax-Free Income Fund
Dean Witter World Wide Income Trust
Dean Witter Intermediate Income Securities
Dean Witter Global Short-Term Income Fund Inc.
Dean Witter Multi-State Municipal Series Trust
Dean Witter Premier Income Trust
Dean Witter Short-Term U.S. Treasury Trust
Dean Witter Diversified Income Trust
Dean Witter Limited Term Municipal Trust
Dean Witter Short-Term Bond Fund
Dean Witter National Municipal Trust
Dean Witter High Income Securities
Dean Witter Balanced Income Fund
Dean Witter Hawaii Municipal Trust
Dean Witter Intermediate Term U.S. Treasury Trust

DEAN WITTER RETIREMENT SERIES
Liquid Asset Series
U.S. Government Money Market Series
U.S. Government Securities Series
Intermediate Income Securities Series
American Value Series
Capital Growth Series
Dividend Growth Series
Strategist Series
Utilities Series
Value-Added Market Series
Global Equity Series

ASSET ALLOCATION FUNDS
Dean Witter Strategist Fund
Dean Witter Global Asset Allocation Fund

ACTIVE ASSETS ACCOUNT PROGRAM
Active Assets Money Trust
Active Assets Tax-Free Trust
Active Assets California Tax-Free Trust
Active Assets Government Securities Trust

Dean Witter                                DEAN WITTER
National Municipal Trust                   NATIONAL
Two World Trade Center                     MUNICIPAL
New York, New York 10048                   TRUST

BOARD OF TRUSTEES                          PROSPECTUS--NOVEMBER 26, 1996
Michael Bozic
Charles A. Fiumefreddo
Edwin J. Garn
John R. Haire
Manuel H. Johnson
Michael E. Nugent
Philip J. Purcell
John L. Schroeder

OFFICERS
Charles A. Fiumefreddo
Chairman and Chief Executive Officer
Sheldon Curtis
Vice President, Secretary and
General Counsel
James F. Willison
Vice President
Thomas F. Caloia
Treasurer

CUSTODIAN
The Bank of New York
90 Washington Street
New York, New York 10286

TRANSFER AGENT AND
DIVIDEND DISBURSING AGENT
Dean Witter Trust Company
Harborside Financial Center
Plaza Two
Jersey City, New Jersey 07311

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
1177 Avenue of the Americas
New York, New York 10036

INVESTMENT MANAGER
Dean Witter InterCapital Inc.

DEAN WITTER NATIONAL MUNICIPAL TRUST
Two World Trade Center, New York, New York 10048
LETTER TO THE SHAREHOLDERS September 30, 1996

DEAR SHAREHOLDER:

We are pleased to present the annual report on the operations of Dean Witter National Municipal Trust for the fiscal year ended September 30, 1996.

   Stronger economic growth and the potential threat of inflation shifted the tone of the fixed-income markets from bullish to bearish in early 1996. This change in market psychology was confirmed in March, when a surprisingly large increase in payroll employment was reported. Other indicators of economic activity and rising commodity prices added to this concern. As a result, investors anticipated that the Federal Reserve Board might reverse its pattern of reductions in the federal-funds rate which began in 1995. The bond market reacted to these expectations by pushing long-term yields higher. More than three-quarters of the rise was attributed to market weakness on the days that strong monthly employment figures were reported.

MUNICIPAL MARKET CONDITIONS

Between August 1995 and February 1996, 30-year insured revenue bond yields declined 70 basis points from 6.00 percent to 5.30 percent. Yields subsequently moved higher, reaching 6.15 percent in April and again in mid-June. By September yields stood at 5.70 percent, compared to 3.85 percent for 1-year municipal notes. In September, the yield curve pickup for extending maturities from 1 to 30 years was 185 basis points.

   As the risk diminished that flat-tax proposals would cause a radical change in the tax code, tax-exempt bonds outperformed U.S. Treasury securities. The ratio of insured revenue bond yields to 30-year
U.S. Treasury yields, which began the year at 92 percent, declined to 83 percent by the end of September. A declining ratio means that municipal bond prices were stronger than U.S. Treasury prices.

   The municipal market also benefited from steady demand. In addition to regular maturities and calls for redemption this year, it has been estimated that investors also face the retirement of more than $60 billion of

DEAN WITTER NATIONAL MUNICIPAL TRUST
LETTER TO THE SHAREHOLDERS September 30, 1996, continued

previously refunded debt. On the supply side, new issues increased 19 percent to $128 billion during the first nine months of 1996. However, as interest rates rose, underwritings were frequently postponed and the pace of activity slowed.

PERFORMANCE

                                [Graphic Omitted]


The net asset value (NAV) of Dean Witter National Municipal Trust rose from $10.39 to $10.50 per share during the fiscal year ended September 30, 1996. Based on this change plus reinvestment of tax-free dividends totaling $0.50 per share, the Fund's total return was 5.94 percent. The accompanying chart illustrates the performance of a $10,000 investment in the Fund from inception (June 2, 1994) through the fiscal year ended September 30, 1996, versus the performance of similar hypothetical investment in the issues that comprise the Lehman Brothers Municipal Bond Index. The Index, which does not include any expenses, fees or charges, is unmanaged and should not be considered an investment.

PORTFOLIO STRUCTURE

The Fund's short-term investment position at the end of September was 11 percent of net assets. An additional two percent was held in refunded issues which were secured by U.S. government securities held in escrow to redeem these issues on their first call dates. The average maturity and call protection of the Fund's portfolio were 18 years and 8 years, respectively. Throughout the year high credit quality was maintained with nearly 90 percent of long-term holdings rated triple or double "A." National Municipal Trust's net assets of $81.6 million were diversified among 12 long-term sectors and 54 credits.

DEAN WITTER NATIONAL MUNICIPAL TRUST
LETTER TO THE SHAREHOLDERS September 30, 1996, continued

LOOKING AHEAD

                                [Graphic Omitted]



                                [Graphic Omitted]


The balance between the supply of new issues and demand created by maturities is expected to remain positive for the municipal market. Long-term insured municipal securities currently yield 83 percent to the yield on U.S. Treasury securities and may be expected to move in tandem with the Treasury market. Although municipal performance relative to Treasuries has improved, tax-exempts could again be affected by market uncertainty if new tax reduction proposals surface.

We appreciate your ongoing support of Dean Witter National Municipal Trust and look forward to continuing to serve your investment needs.

Very truly yours,


/s/ Charles A. Fiumefreddo
CHARLES A. FIUMEFREDDO
Chairman of the Board

DEAN WITTER NATIONAL MUNICIPAL TRUST
PORTFOLIO OF INVESTMENTS September 30, 1996

 PRINCIPAL
 AMOUNT IN                                                                    COUPON    MATURITY
 THOUSANDS                                                                     RATE       DATE        VALUE
--------------------------------------------------------------------------------------------------------------
            MUNICIPAL BONDS (92.4%)
            General Obligation (21.4%)
            North Slope Borough, Alaska,
   $3,000    Ser 1994 B (FSA) ...............................................  0.00 %   06/30/05   $1,872,480
    3,925    Ser 1996 B (MBIA) ..............................................  0.00     06/30/06    2,299,422
    1,000   Santa Margarita/Dana Point Authority, California, Impr Dists #3,
             3A, 4 & 4A 1994 Ser B Refg (MBIA) ..............................  5.75     08/01/20      992,220
    1,000   Atlanta, Georgia, Public Impr Ser 1994 A ........................  6.125    12/01/23    1,027,700
    1,500   Hawaii, 1995 Ser C J ............................................  6.25     01/01/15    1,563,570
    2,000   Chicago, Illinois, Refg Ser 1995 B (FGIC) .......................  5.125    01/01/25    1,818,480
    1,000   Chicago Park District, Illinois, Ser 1995 .......................  6.60     11/15/14    1,068,440
    1,000   Chelsea, Massachusetts, School Act of 1948 (AMBAC) ..............  6.50     06/15/12    1,082,430
    1,000   Massachusetts, 1994 Ser C (FGIC) ................................  6.75     11/01/12    1,099,470
    1,500   New York City, New York, 1995 Ser D (MBIA) ......................  6.20     02/01/07    1,621,140
    1,000   Delaware City School District, Ohio, Constr & Impr dtd 08/15/95
             (FGIC) .........................................................  5.75     12/01/20      997,320
    2,000   Washington, 1994 Ser A  .........................................  5.80     09/01/08    2,055,300
-----------                                                                                       ------------
   19,925                                                                                          17,497,972
-----------                                                                                       ------------
            Educational Facilities Revenue (5.1%)
    1,000   California Educational Facilities Authority, Claremont Colleges
             Ser 1992 .......................................................  6.375    05/01/22    1,031,730
      500   Atlanta Urban Residential Finance Authority, Georgia, Morehouse
             College Refg Ser 1995 (MBIA) ...................................  5.75     12/01/14      505,295
    2,000   New Jersey Economic Development Authority, Educational Testing
             Service Ser 1995 (MBIA) ........................................  6.125    05/15/15    2,073,340
      500   New York State Dormitory Authority, City University 1994 3rd
             Resolution Ser 1 (AMBAC) .......................................  6.30     07/01/24      524,060
-----------                                                                                       ------------
    4,000                                                                                           4,134,425
-----------                                                                                       ------------
            Electric Revenue (5.3%)
    1,500   Puerto Rico Electric Power Authority, Power Ser X ...............  6.00     07/01/15    1,508,100
    1,000   Austin, Texas, Combined Utilities Refg Ser 1994 (FGIC) ..........  6.25     05/15/16    1,052,010
    2,000   Intermountain Power Agency, Utah, Refg 1996 Ser D ...............  5.00     07/01/21    1,786,140
-----------                                                                                       ------------
    4,500                                                                                           4,346,250
-----------                                                                                       ------------
            Hospital Revenue (13.7%)
    1,465   Birmingham -Carraway Special Care Facilities Financing
             Authority, Alabama, Carraway Methodist Health Ser 1995-A
             (Connie Lee) ...................................................  6.25     08/15/09    1,547,274
      500   Rancho Mirage Joint Powers Financing Authority, California,
             Eisenhower Memorial Hospital COPs ..............................  7.00     03/01/22      538,740
    2,000   Orange County Health Facilities Authority, Florida, Adventist
             Health/Sunbelt Obligated Group Ser 1995 (AMBAC) ................  5.25     11/15/20    1,867,780
    1,000   Maryland Health & Higher Educational Facilities Authority,
             Kernan Hospital Ser 1994 (Connie Lee) ..........................  6.10     07/01/24    1,009,390
    1,300   New Hampshire Higher Educational & Health Facilities Authority,
             St Joseph Hospital Ser 1994 (Connie Lee) .......................  6.35     01/01/07    1,369,368

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST
PORTFOLIO OF INVESTMENTS September 30, 1996, continued

 PRINCIPAL
 AMOUNT IN                                                                    COUPON    MATURITY
 THOUSANDS                                                                     RATE       DATE        VALUE
--------------------------------------------------------------------------------------------------------------
   $2,000   University of North Carolina, Hospitals at Chapel Hill Ser 1996    5.25 %   02/15/19   $1,874,860
    3,000   Jackson, Tennessee, Jackson-Madison County General Hospital
             Refg & Impr Ser 1995 (AMBAC) ...................................  5.625    04/01/15    2,960,970
-----------                                                                                       ------------
   11,265                                                                                          11,168,382
-----------                                                                                       ------------
            Industrial Development/Pollution Control Revenue (4.5%)
    1,500   Hawaii Department of Budget & Finance, Hawaiian Electric Co
             Ser 1995 A (AMT)(MBIA) .........................................  6.60     01/01/25    1,604,775
    2,000   New York State Energy Research & Development Authority,
             New York State Electric & Gas Corp 1987 Ser A (AMT)(MBIA) ......  6.15     07/01/26    2,024,880
-----------                                                                                       ------------
    3,500                                                                                           3,629,655
-----------                                                                                       ------------
            Mortgage Revenue -Multi-Family (1.9%)
      500   Honolulu, Hawaii, Waipahu Towers GNMA Collateralized 1995 Ser A
             (AMT)  .........................................................  6.90     06/20/35      527,055
    1,000   Massachusetts Housing Finance Agency, Rental 1994 Ser A
             (AMT)(AMBAC) ...................................................  6.65     07/01/19    1,032,440
-----------                                                                                       ------------
    1,500                                                                                           1,559,495
-----------                                                                                       ------------
            Mortgage Revenue -Single Family (4.8%)
    2,000   Alaska Housing Finance Corporation, Governmental 1995 Ser A
             (MBIA) .........................................................  5.875    12/01/24    1,982,120
    1,000   Tennessee Housing Development Agency, Finance 1994 Ser B (AMT) ..  6.55     07/01/19    1,025,210
      900   Utah Housing Finance Agency, Federally Insured/Guaranteed Loans
             1994 Issue E (AMT) .............................................  6.50     07/01/26      921,411
-----------                                                                                       ------------
    3,900                                                                                           3,928,741
-----------                                                                                       ------------
            Public Facilities Revenue (3.7%)
            North City West School Facilities Financing Authority,
             California,
    1,000    Community Facs Dist #1 Special Tax Ser 1995 B (FSA) ............  5.75     09/01/15      996,520
    2,000    Community Facs Dist #1 Special Tax Ser 1995 B (FSA) ............  6.00     09/01/19    2,025,380
-----------                                                                                       ------------
    3,000                                                                                           3,021,900
-----------                                                                                       ------------
            Transportation Facilities Revenue (14.3%)
    2,000   Dade County, Florida, Seaport Refg Ser 1996 (MBIA) ..............  5.125    10/01/16    1,870,580
    1,000   Lee County, Florida, Ser 1995 (MBIA) ............................  5.75     10/01/22      998,660
      850   Regional Transportation Authority, Illinois, Ser 1994 A .........  6.25     06/01/15      890,740
    1,000   Kentucky Turnpike Authority, Economic Development Road
             Revitalization Refg Ser 1995 (AMBAC) ...........................  5.625    07/01/15    1,000,300
    2,500   Maine Turnpike Authority, Ser 1994 (MBIA) .......................  6.00     07/01/18    2,549,625
    1,000   New York State Thruway, Authority General 1995 Ser C (FGIC) .....  6.00     01/01/25    1,015,190
    1,500   Port Authority of New York & New Jersey, Cons One Hundredth Ser
             Second Installment + ...........................................  5.75     12/15/20    1,486,305
    2,000   Texas Turnpike Authority, Dallas North Tollway Refg Ser (FGIC) ..  5.25     01/01/23    1,875,440
-----------                                                                                       ------------
   11,850                                                                                          11,686,840
-----------                                                                                       ------------

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST
PORTFOLIO OF INVESTMENTS September 30, 1996, continued

 PRINCIPAL
 AMOUNT IN                                                                    COUPON    MATURITY
 THOUSANDS                                                                     RATE       DATE        VALUE
--------------------------------------------------------------------------------------------------------------
            Water & Sewer Revenue (11.8%)
   $1,000   Birmingham Waterworks & Sewer Board, Alabama, Ser 1993-A  .......  6.00 %   01/01/20   $1,016,800
    1,000   Castaic Lake Water Agency, California, Refg Ser 1994 A COPs
             (MBIA) .........................................................  6.00     08/01/18    1,013,240
    1,000   Dade County, Florida, Water & Sewer Ser 1995 (FGIC)  ............  5.50     10/01/15      980,380
    1,000   Chicago, Illinois, Wastewater Ser 1994 (MBIA) ...................  6.375    01/01/24    1,052,550
    2,000   Massachusetts Water Resources Authority, 1992 Ser A .............  6.50     07/15/07    2,205,520
    2,000   Asheville, North Carolina, Water Ser 1996 (FGIC)(WI) ............  5.70     08/01/25    1,988,620
    1,250   Philadelphia, Pennsylvania, Water & Wastewater Ser 1995 (MBIA) ..  6.25     08/01/11    1,346,763
-----------                                                                                       ------------
    9,250                                                                                           9,603,873
-----------                                                                                       ------------
            Other Revenue (3.8%)
    2,000   Mashantucket (Western) Pequot Tribe, Connecticut, Special 1996
             Ser A (a) (WI)  ................................................  6.50     09/01/05    2,044,620
    1,000   New Jersey Economic Development Authority, Market Transition Sr
             Lien Ser 1994 A (MBIA) .........................................  5.875    07/01/11    1,022,610
-----------                                                                                       ------------
    3,000                                                                                           3,067,230
-----------                                                                                       ------------
            Refunded (2.1%)
      500   Glendale Industrial Development Authority, Arizona, Thunderbird
             - The American Graduate School of International Management Ser
             1994 (Connie Lee) ..............................................  7.125    07/01/05++    576,230
    1,000   Essex County Improvement Authority, New Jersey, County Jail &
             Youth House Ser 1994 (AMBAC) ...................................  6.90     12/01/04++  1,146,700
-----------                                                                                       ------------
    1,500                                                                                           1,722,930
-----------                                                                                       ------------
   77,190   TOTAL MUNICIPAL BONDS (Identified Cost $72,847,380)  ................................. 75,367,693
-----------                                                                                       ------------
            SHORT-TERM MUNICIPAL OBLIGATIONS (10.5%)
    3,100   Valdez, Alaska, Marine Terminal Exxon Pipeline Co 1993 Ser C
             (Demand 10/01/96) ..............................................  3.70 *   12/01/33    3,100,000
    2,600   Philadelphia Hospitals & Higher Education Facilities Authority,
             Pennsylvania, Children's Hospital of Philadelphia 1996 Ser A
             (Demand 10/01/96) ..............................................  4.00 *   03/01/27    2,600,000
    2,900   Metropolitan Nashville Airport Authority, Tennessee, American
             Airlines Inc Refg Ser 1995 A (Demand 10/01/96) .................  3.90 *   10/01/12    2,900,000
-----------                                                                                       ------------
    8,600   TOTAL SHORT-TERM MUNICIPAL OBLIGATIONS (Identified Cost $8,600,000)  .................  8,600,000
-----------                                                                                       ------------

 $85,790  TOTAL INVESTMENTS (Identified Cost $81,447,380)(b)  ........................    102.9%   83,967,693
=========
          LIABILITIES IN EXCESS OF CASH AND OTHER ASSETS  ............................     (2.9)   (2,351,488)
                                                                                       -------- -------------
          NET ASSETS  ................................................................    100.0%  $81,616,205
                                                                                       ======== =============

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST
PORTFOLIO OF INVESTMENTS September 30, 1996, continued

------------
AMT      Alternative Minimum Tax.
COPs     Certificates of Participation.
WI       Security purchased on a when issued basis.
+        Joint exemption in New York and New Jersey.
++       Prerefunded to call date shown.
*        Current coupon of variable rate security.
(a)      Resale is restricted to qualified institutional investors.
(b)      Cost is the same for federal income tax purposes.

Bond Insurance:
AMBAC       AMBAC Indemnity Corporation.
Connie Lee  Connie Lee Insurance Company.
FGIC        Financial Guaranty Insurance Company.
FSA         Financial Security Assurance Inc.
MBIA        Municipal Bond Investors Assurance Corporation.

                      Geographic Summary of Investments
               Based on Market Value as a Percent of Net Assets
                              September 30, 1996

Alabama..........     3.1%
Alaska...........    11.3
Arizona..........     0.7
California.......     8.1
Connecticut......     2.5
Florida..........     7.0
Georgia..........     1.9
Hawaii...........     4.5%
Illinois.........     5.8
Kentucky.........     1.2
Maine............     3.1
Maryland.........     1.2
Massachusetts ...     6.6
New Hampshire ...     1.7
New Jersey.......     7.0%
New York.........     8.2
North Carolina ..     4.8
Ohio.............     1.2
Pennsylvania.....     5.2
Puerto Rico......     1.8
Tennessee........     8.4
Texas............     3.6%
Utah ............     3.3
Washington.......     2.5
Joint
 Exemptions......    (1.8)
                 ---------
Total............   102.9%
                 =========


                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST
FINANCIAL STATEMENTS

STATEMENT OF ASSETS AND LIABILITIES
September 30, 1996

ASSETS:
Investments in securities, at value
 (identified cost $81,447,380)..............  $83,967,693
Cash........................................      350,356
Receivable for:
  Interest..................................    1,126,539
  Shares of beneficial interest sold .......      241,456
Deferred organizational expenses............       78,955
Receivable from affiliate...................       10,951
Prepaid expenses............................       19,323
                                            -------------
  TOTAL ASSETS..............................   85,795,273
                                            -------------
LIABILITIES:
Payable for:
  Investments purchased.....................    4,032,643
  Plan of distribution fee..................       40,917
  Dividends to shareholders.................       39,805
  Investment management fee.................       15,286
  Shares of beneficial interest
 repurchased................................        2,118
Accrued expenses ...........................       48,299
                                            -------------
  TOTAL LIABILITIES.........................    4,179,068
                                            -------------
NET ASSETS:
Paid-in-capital.............................   79,147,068
Net unrealized appreciation ................    2,520,313
Accumulated undistributed net investment
 income.....................................        2,992
Accumulated net realized loss...............      (54,168)
                                            -------------
  NET ASSETS................................  $81,616,205
                                            =============
NET ASSET VALUE PER SHARE,
 7,772,649 shares outstanding (unlimited
 shares authorized of $.01 par value) ......  $     10.50
                                            =============

STATEMENT OF OPERATIONS
For the year ended September 30, 1996

NET INVESTMENT INCOME:
INTEREST INCOME ........................  $4,386,918
                                        ------------
EXPENSES
Plan of distribution fee................     452,823
Investment management fee...............     269,889
Professional fees ......................      49,943
Shareholder reports and notices ........      33,248
Transfer agent fees and expenses .......      32,563
Organizational expenses ................      28,158
Registration fees ......................      26,027
Trustees' fees and expenses.............      10,808
Custodian fees..........................       4,197
Other...................................      11,603
                                        ------------
  TOTAL EXPENSES BEFORE EXPENSE OFFSET
  AND AMOUNTS REIMBURSED/WAIVED.........     919,259
  LESS: AMOUNTS REIMBURSED/WAIVED ......    (165,054)
  LESS: EXPENSE OFFSET .................      (4,149)
                                        ------------
  TOTAL EXPENSES AFTER EXPENSE OFFSET
  AND AMOUNTS REIMBURSED/WAIVED.........     750,056
                                        ------------
  NET INVESTMENT INCOME.................   3,636,862
                                        ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS):
Net realized loss ......................     (54,168)
Net change in unrealized appreciation ..     432,258
                                        ------------
  NET GAIN..............................     378,090
                                        ------------
NET INCREASE............................  $4,014,952
                                        ============

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST
FINANCIAL STATEMENTS, continued

STATEMENT OF CHANGES IN NET ASSETS

                                                          FOR THE YEAR       FOR THE YEAR
                                                             ENDED              ENDED
                                                       SEPTEMBER 30, 1996 SEPTEMBER 30, 1995
----------------------------------------------------- ------------------ ------------------
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income ................................    $ 3,636,862        $ 2,229,414
Net realized gain (loss)..............................        (54,168)               776
Net change in unrealized appreciation/depreciation ...        432,258          2,452,914
                                                      ------------------ ------------------
  NET INCREASE........................................      4,014,952          4,683,104
DIVIDENDS AND DISTRIBUTIONS FROM:
Net investment income.................................     (3,642,942)        (2,220,342)
Net realized gain.....................................           (776)            --
                                                      ------------------ ------------------
  TOTAL...............................................     (3,643,718)        (2,220,342)
Net increase from transactions in shares of
 beneficial interest..................................     16,969,296         31,953,161
                                                      ------------------ ------------------
  TOTAL INCREASE......................................     17,340,530         34,415,923
NET ASSETS:
Beginning of period...................................     64,275,675         29,859,752
                                                      ------------------ ------------------
  END OF PERIOD
  (Including undistributed net investment income of
  $2,992 and $9,072, respectively)....................    $81,616,205        $64,275,675
                                                      ================== ==================

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST
NOTES TO FINANCIAL STATEMENTS September 30, 1996

1. ORGANIZATION AND ACCOUNTING POLICIES

Dean Witter National Municipal Trust (the "Fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified, open-end management investment company. The Fund's investment objective is to provide a high level of current income which is exempt from federal income tax, consistent with the preservation of capital. The Fund was organized as a Massachusetts business trust on March 29, 1994 and commenced operations on June 2, 1994.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. The following is a summary of significant accounting policies:

A. VALUATION OF INVESTMENTS -- Portfolio securities are valued by an outside independent pricing service approved by the Trustees. The pricing service has informed the Fund that in valuing the portfolio securities, it uses both a computerized matrix of tax-exempt securities and evaluations by its staff, in each case based on information concerning market transactions and quotations from dealers which reflect the bid side of the market each day. The portfolio securities are thus valued by reference to a combination of transactions and quotations for the same or other securities believed to be comparable in quality, coupon, maturity, type of issue, call provisions, trading characteristics and other features deemed to be relevant. Short-term debt securities having a maturity date of more than sixty days at time of purchase are valued on a mark-to-market basis until sixty days prior to maturity and thereafter at amortized cost based on their value on the 61st day. Short-term debt securities having a maturity date of sixty days or less at the time of purchase are valued at amortized cost.

B. ACCOUNTING FOR INVESTMENTS -- Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses on security transactions are determined by the identified cost method. Discounts are accreted and premiums are amortized over the life of the respective securities. Interest income is accrued daily.

C. FEDERAL INCOME TAX STATUS -- It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable and nontaxable income to its shareholders. Accordingly, no federal income tax provision is required.

D. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS -- The Fund records dividends and distributions to its shareholders on the record date. The amount of dividends and distributions from net investment income

DEAN WITTER NATIONAL MUNICIPAL TRUST
NOTES TO FINANCIAL STATEMENTS September 30, 1996, continued

and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or distributions in excess of net realized capital gains. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.

E. ORGANIZATIONAL EXPENSES -- Dean Witter InterCapital Inc. (the "Investment Manager") paid the organizational expenses of the Fund in the amount of $148,017 which were reimbursed exclusive of $46,853 which was absorbed by the Investment Manager. Such expenses have been deferred and are being amortized on the straight-line method over a period not to exceed five years from the commencement of operations.

2. INVESTMENT MANAGEMENT AGREEMENT

Pursuant to an Investment Management Agreement, the Fund pays the Investment Manager a management fee, accrued daily and payable monthly, by applying the annual rate of 0.35% to the Fund's net assets determined as of the close of each business day.

Under the terms of the Agreement, in addition to managing the Fund's investments, the Investment Manager maintains certain of the Fund's books and records and furnishes, at its own expense, office space, facilities, equipment, clerical, bookkeeping and certain legal services and pays the salaries of all personnel, including officers of the Fund who are employees of the Investment Manager. The Investment Manager also bears the cost of telephone services, heat, light, power and other utilities provided to the Fund.

The Investment Manager had undertaken to assume all expenses (except for the plan of distribution fee and brokerage fees) and waive the compensation provided for in the Agreement until December 31, 1995. For the period January 1, 1996 through June 30, 1997, the Investment Manager will continue to waive the management fee and reimburse expenses (except for the plan of distribution fee and brokerage fees) to the extent they exceed 0.50% of daily net assets. At September 30, 1996, included in the Statement of Assets and Liabilities, is a receivable from the Investment Manager which represents expense reimbursements due to the Fund.

DEAN WITTER NATIONAL MUNICIPAL TRUST
NOTES TO FINANCIAL STATEMENTS September 30, 1996, continued

3. PLAN OF DISTRIBUTION

Shares of the Fund are distributed by Dean Witter Distributors Inc. (the "Distributor"), an affiliate of the Investment Manager. The Fund has adopted a Plan of Distribution (the "Plan") pursuant to Rule 12b-1 under the Act pursuant to which the Fund pays the Distributor compensation, accrued daily and payable monthly, at an annual rate of 0.60% of the lesser of: (a) the average daily aggregate gross sales of the Fund's shares since the Fund's inception (not including reinvestment of dividend or capital gains distributions) less the average daily aggregate net asset value of the Fund's shares redeemed since the Fund's inception upon which a contingent deferred sales charge has been imposed or upon which such charge has been waived; or
(b) the Fund's average daily net assets. Amounts paid under the Plan are paid to the Distributor to compensate it for the services provided and the expenses borne by it and others in the distribution of the Fund's shares, including the payment of commissions for sales of the Fund's shares and incentive compensation to, and expenses of, account executives of Dean Witter Reynolds Inc., an affiliate of the Investment Manager and Distributor, and other employees and selected broker-dealers who engage in or support distribution of the Fund's shares or who service shareholder accounts, including overhead and telephone expenses, printing and distribution of prospectuses and reports used in connection with the offering of the Fund's shares to other than current shareholders and preparation, printing and distribution of sales literature and advertising materials. In addition, the Distributor may be compensated under the Plan for its opportunity costs in advancing such amounts, which compensation would be in the form of a carrying charge on any unreimbursed expenses incurred by the Distributor.

Provided that the Plan continues in effect, any cumulative expenses incurred but not yet recovered may be recovered through future distribution fees from the Fund and contingent deferred sales charges from the Fund's shareholders.

Although there is no legal obligation for the Fund to pay expenses incurred in excess of payments made to the Distributor under the Plan and the proceeds of contingent deferred sales charges paid by investors upon redemption of shares, if for any reason the Plan is terminated, the Trustees will consider at that time the manner in which to treat such expenses. The Distributor has advised the Fund that such excess amounts, including carrying charges, totaled $2,185,656 at September 30, 1996.

The Distributor has informed the Fund that for the year ended September 30, 1996, it received approx-imately $176,000 in contingent deferred sales charges from certain redemptions of the Fund's shares.

DEAN WITTER NATIONAL MUNICIPAL TRUST
NOTES TO FINANCIAL STATEMENTS September 30, 1996, continued

4. SECURITY TRANSACTIONS AND TRANSACTIONS WITH AFFILIATES

The cost of purchases and proceeds from sales of portfolio securities, excluding short-term investments, for the year ended September 30, 1996 aggregated $25,614,487 and $9,690,374, respectively.

Dean Witter Trust Company, an affiliate of the Investment Manager and Distributor, is the Fund's transfer agent. At September 30, 1996, the Fund had transfer agent fees and expenses payable of approximately $2,900.

5. SHARES OF BENEFICIAL INTEREST

Transactions in shares of beneficial interest were as follows:

                                    FOR THE YEAR                 FOR THE YEAR
                                       ENDED                        ENDED
                                 SEPTEMBER 30, 1996           SEPTEMBER 30, 1995
                           ---------------------------- ----------------------------
                               SHARES         AMOUNT        SHARES         AMOUNT
                           ------------- -------------- ------------- --------------
Sold                          2,938,811    $ 31,065,314    4,055,681    $ 40,945,963
Reinvestment of dividends       198,921       2,094,383      129,694       1,316,413
                           ------------- -------------- ------------- --------------
                              3,137,732      33,159,697    4,185,375      42,262,376
Repurchased                  (1,548,482)    (16,190,401)  (1,026,786)    (10,309,215)
                           ------------- -------------- ------------- --------------
Net increase                  1,589,250    $ 16,969,296    3,158,589    $ 31,953,161
                           ============= ============== ============= ==============

6. FEDERAL INCOME TAX STATUS

Capital losses incurred after October 31 ("post-October losses") within the taxable year are deemed to arise on the first business day of the Fund's next taxable year. The Fund incurred and will elect to defer net capital losses of approximately $54,000 during fiscal 1996.

DEAN WITTER NATIONAL MUNICIPAL TRUST
FINANCIAL HIGHLIGHTS

Selected ratios and per share data for a share of beneficial interest outstanding throughout each period:

                                                                                      FOR THE PERIOD
                                                 FOR THE YEAR       FOR THE YEAR      JUNE 2, 1994*
                                                    ENDED              ENDED             THROUGH
                                              SEPTEMBER 30, 1996 SEPTEMBER 30, 1995 SEPTEMBER 30, 1994
-------------------------------------------- ------------------ ------------------ ------------------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period ........       $10.39             $ 9.87             $10.00
                                             ------------------ ------------------ ------------------
Net investment income........................         0.50               0.50               0.09
Net realized and unrealized gain (loss) .....         0.11               0.52              (0.13)
                                             ------------------ ------------------ ------------------
Total from investment operations.............         0.61               1.02              (0.04)
Less dividends from net investment income ...        (0.50)             (0.50)             (0.09)
                                             ------------------ ------------------ ------------------
Net asset value, end of period...............       $10.50             $10.39             $ 9.87
                                             ================== ================== ==================
TOTAL INVESTMENT RETURN+.....................         5.94%             10.54%             (0.46)%(1)
RATIOS TO AVERAGE NET ASSETS:
Expenses.....................................         0.97%(5)           0.60%(4)           0.60 %(2)(3)
Net investment income........................         4.72%(5)           4.93%(4)           3.07 %(2)(3)
SUPPLEMENTAL DATA:
Net asset value, end of period, in
 thousands ..................................      $81,616            $64,276            $29,860
Portfolio turnover rate......................           13%                 2%               --  ++%

------------
*      Commencement of operations.
+ Does not reflect the deduction of sales charge. Calculated based on the net asset value as of the last business day of the period.
++     Less than 0.5%
(1)    Not annualized.
(2)    Annualized.
(3) If the Fund had borne all expenses that were assumed or waived by the Investment Manager, the above annualized expense and net investment income ratios would have been 2.08% and 1.59%, respectively.
(4) If the Fund had borne all expenses that were assumed or waived by the Investment Manager, the above annualized expense and net investment income ratios would have been 1.34% (which includes 0.01% gross up for custody cash credits) and 4.20%, respectively.
(5) If the Fund had borne all expenses that were reimbursed or waived by the Investment Manager, the above annualized expense and net investment income ratios would have been 1.19% (which includes 0.01% gross up for custody cash credits) and 4.50%, respectively.


                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST
REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND TRUSTEES
OF DEAN WITTER NATIONAL MUNICIPAL TRUST

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dean Witter National Municipal Trust (the "Fund") at September 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the two years in the period then ended and for the period June 2, 1994 (commencement of operations) through September 30, 1994, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at September 30, 1996 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
1177 Avenue of the Americas
New York, New York 10036
November 8, 1996

-------------------------------------------------------------------------------
                     1996 FEDERAL TAX NOTICE (unaudited)

       During the year ended September 30, 1996, the Fund paid to shareholders $0.50 per share from net investment income. All of the Fund's dividends from net investment income were exempt interest dividends, excludable from gross income for Federal income tax purposes.
-------------------------------------------------------------------------------

DEAN WITTER NATIONAL MUNICIPAL TRUST
Two World Trade Center, New York, New York 10048

LETTER TO THE SHAREHOLDERS March 31, 1997

DEAR SHAREHOLDER:

We are pleased to present the semiannual report on the operations of Dean Witter National Municipal Trust for the six-month period ended March 31, 1997.

Economic growth moderated during the third quarter of 1996, causing fixed-income yields to move lower through November. However, increased consumer spending led to an acceleration of economic activity, which prompted yields to rise between December and March. On March 25, 1997, the Federal Reserve Board raised the federal-funds rate 25 basis points to 5.50 percent in a preemptive move against a possible acceleration in the rate of inflation.

MUNICIPAL MARKET CONDITIONS

Long-term insured municipal revenue bond yields rose from 5.70 percent in September 1996 to 5.85 percent in March 1997. Although municipal yields followed the pattern of Treasuries, they generally were less volatile.

The ratio of insured municipal revenue bond yields to 30-year U.S. Treasury yields ranged from 86 percent to 81 percent and ended March at 82 percent. A declining ratio means that municipal bond prices outperformed U.S. Treasury prices. Over the past three years the annual range of the ratio averaged 81 to 92 percent.

On the supply side of the market, new-issue municipal volume increased 14 percent to $183 billion in 1996. Underwriting volume this year is expected to exceed bond maturities and redemptions.

PERFORMANCE

Dean Witter National Municipal Trust's net asset value (NAV) declined modestly from $10.50 to $10.44 per share during the six-month period ended March 31, 1997. Based on this NAV change, plus reinvestment of tax-free dividends of $0.23 per share, the Fund's total return was 1.64 percent. Net assets stood at $84 million.

DEAN WITTER NATIONAL MUNICIPAL TRUST

PORTFOLIO STRUCTURE

The Fund's investments were diversified among 10 municipal sectors and 53 separate issuers. In response to the risk of higher interest rates, cash and short-term investments increased to a range of 5 to 10 percent. The Fund's average maturity shortened to 17 years. This was accomplished by purchasing maturities ranging between 15 and 25 years, and selling bonds with 20 to 30 year maturities. Call protection was maintained at nearly 8 years. The portfolio has consistently sought to upgrade quality, with nearly 90 percent of its long-term holdings rated double "A" or better by Moody's Investors Service, Inc. or Standard & Poor's Corp.

        CREDIT RATINGS AS OF MARCH 31, 1997
        (% OF TOTAL LONG-TERM PORTFOLIO)

        Aaa or AAA - 73%
        Baa or BBB - 5%               [PIE CHART A]
        A or A - 6%
        Aa or AA - 16%

        AS MEASURED BY MOODY'S INVESTORS SERVICE, INC. OR STANDARD &
        POOR'S CORP.

        PORTFOLIO STRUCTURE IS SUBJECT TO CHANGE



        FIVE LARGEST SECTORS AS OF MARCH 31, 1997
        (% OF NET ASSETS)

        General Obligation - 18%
        Water & Sewer - 13%
        Transportation - 12%          [PIE CHART B]
        Hospital - 11%
        Electric - 9%
        All Others - 37%

        PORTFOLIO STRUCTURE IS SUBJECT TO CHANGE


LOOKING AHEAD

With the collapse of flat-tax proposals, municipal bonds have improved relative to U.S. Treasury securities. In their average range, tax-free yields are currently somewhat rich compared to Treasury yields. If municipal yields were to rise significantly in the future, the Fund would tend to sell its more defensive holdings in order to extend maturity and increase call protection.

DEAN WITTER NATIONAL MUNICIPAL TRUST

We appreciate your ongoing support of Dean Witter National Municipal Trust and look forward to continuing to serve your investment needs.

Very truly yours,

/S/ CHARLES A. FIUMEFREDDO
CHARLES A. FIUMEFREDDO
Chairman of the Board

DEAN WITTER NATIONAL MUNICIPAL TRUST

PORTFOLIO OF INVESTMENTS March 31, 1997 (unaudited)

PRINCIPAL
AMOUNT IN                                                                                  COUPON     MATURITY
THOUSANDS                                                                                   RATE        DATE          VALUE
------------------------------------------------------------------------------------------------------------------------------
              MUNICIPAL BONDS (89.3%)
              General Obligation (17.7%)
              North Slope Borough, Alaska,
 $ 3,000       Ser 1994 B (FSA)........................................................     0.00%     06/30/05     $ 1,948,500
   3,925       Ser 1996 B (MBIA).......................................................     0.00      06/30/06       2,397,468
   1,000      Santa Margarita/Dana Point Authority, California, Impr Dists #3, 3A,
               4 & 4A 1994 Ser B Refg (MBIA)...........................................     5.75      08/01/20         977,320
   1,000      Atlanta, Georgia, Public Impr Ser 1994 A.................................     6.125     12/01/23       1,016,300
   2,000      Chicago, Illinois, Refg Ser 1995 B (FGIC)................................     5.125     01/01/25       1,777,000
   1,000      Chicago Park District, Illinois, Ser 1995................................     6.60      11/15/14       1,070,010
   1,000      Chelsea, Massachusetts, School Act of 1948 (AMBAC).......................     6.50      06/15/12       1,069,880
   1,500      New York City, New York, 1995 Ser D (MBIA)...............................     6.20      02/01/07       1,596,375
   1,000      Delaware City School District, Ohio, Constr & Impr dtd 08/15/95 (FGIC)...     5.75      12/01/20         989,710
   2,000      Washington, 1995 Ser A...................................................     5.80      09/01/08       2,059,820
--------                                                                                                           ------------
  17,425                                                                                                            14,902,383
--------                                                                                                           ------------
              Educational Facilities Revenue (6.6%)
   1,000      California Educational Facilities Authority, Claremont Colleges Ser
               1992....................................................................     6.375     05/01/22       1,030,030
     500      Atlanta Urban Residential Finance Authority, Georgia, Morehouse College
               Refg Ser 1995 (MBIA)....................................................     5.75      12/01/14         501,535
   2,000      New Jersey Economic Development Authority, Educational Testing Service
               Ser 1995 (MBIA).........................................................     6.125     05/15/15       2,064,540
              New York State Dormitory Authority,
     500       City University 1994 3rd Resolution Ser 1 (AMBAC).......................     6.30      07/01/24         520,190
     500       Cooper Union Ser 1996 (AMBAC)...........................................     5.375     07/01/20         466,970
   1,000      Virginia Polytechnic Institute & State University, Ser 1996 A............     5.50      06/01/16         965,480
--------                                                                                                           ------------
   5,500                                                                                                             5,548,745
--------                                                                                                           ------------
              Electric Revenue (9.1%)
              Eugene, Oregon, Electric Utility
   1,195       Ser 1996 (FSA)..........................................................     5.375     08/01/11       1,177,900
   1,260       Ser 1996 (FSA)..........................................................     5.375     08/01/12       1,234,787
   1,000       Ser 1996 (FSA)..........................................................     5.375     08/01/13         973,950
   1,500      Puerto Rico Electric Power Authority, Power Ser X........................     6.00      07/01/15       1,499,835
   1,000      Austin, Texas, Combined Utilities Refg Ser 1994 (FGIC)...................     6.25      05/15/16       1,033,490
   2,000      Intermountain Power Agency, Utah, Refg 1996 Ser D (Secondary FSA)........     5.00      07/01/21       1,766,860
--------                                                                                                           ------------
   7,955                                                                                                             7,686,822
--------                                                                                                           ------------
              Hospital Revenue (11.4%)
   1,465      Birmingham - Carraway Special Care Facilities Financing Authority,
               Alabama, Carraway Methodist Health Ser 1995-A (Connie Lee)..............     6.25      08/15/09       1,559,844
   2,000      Orange County Health Facilities Authority, Florida, Adventist
               Health/Sunbelt Obligated Group Ser 1995 (AMBAC).........................     5.25      11/15/20       1,830,560
   1,000      Maryland Health & Higher Educational Facilities Authority, Kernan
               Hospital Ser 1994 (Connie Lee)..........................................     6.10      07/01/24       1,000,580
   1,300      New Hampshire Higher Educational & Health Facilities Authority, St Joseph
               Hospital Ser 1994 (Connie Lee)..........................................     6.35      01/01/07       1,371,812

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST

PORTFOLIO OF INVESTMENTS March 31, 1997 (unaudited) continued

PRINCIPAL
AMOUNT IN                                                                                  COUPON     MATURITY
THOUSANDS                                                                                   RATE        DATE          VALUE
------------------------------------------------------------------------------------------------------------------------------
                >
 $ 2,000      University of North Carolina, Hospitals at Chapel Hill Ser 1996..........     5.25%     02/15/19     $ 1,834,400
   2,000      Jackson, Tennessee, Jackson-Madison County General Hospital Refg & Impr
               Ser 1995 (AMBAC)........................................................     5.625     04/01/15       1,950,320
--------                                                                                                           ------------
   9,765                                                                                                             9,547,516
--------                                                                                                           ------------
              Industrial Development/Pollution Control Revenue (1.9%)
   1,500      Hawaii Department of Budget & Finance, Hawaiian Electric Co Ser 1995 A
--------       (AMT) (MBIA)............................................................     6.60      01/01/25       1,579,170
                                                                                                                   ------------
              Mortgage Revenue - Multi-Family (1.9%)
     500      Honolulu, Hawaii, Waipahu Towers GNMA Collateralized 1995 Ser A (AMT)....     6.90      06/20/35         524,595
   1,000      Massachusetts Housing Finance Agency, Rental 1994 Ser A (AMT) (AMBAC)....     6.65      07/01/19       1,036,890
--------                                                                                                           ------------
   1,500                                                                                                             1,561,485
--------                                                                                                           ------------
              Mortgage Revenue - Single Family (4.6%)
   2,000      Alaska Housing Finance Corporation, Governmental 1995 Ser A (MBIA).......     5.875     12/01/24       1,942,620
   1,000      Tennessee Housing Development Agency, Finance 1994 Ser B (AMT)...........     6.55      07/01/19       1,024,240
     845      Utah Housing Finance Agency, Federally Insured/Guaranteed Loans 1994
               Issue E (AMT)...........................................................     6.50      07/01/26         861,351
--------                                                                                                           ------------
   3,845                                                                                                             3,828,211
--------                                                                                                           ------------
              Public Facilities Revenue (2.4%)
   2,000      North City West School Facilities Authority, California, Community Facs
--------       Dist #1 Special Tax Ser 1995 B (FSA)....................................     6.00      09/01/19       2,008,080
                                                                                                                   ------------
              Transportation Facilities Revenue (11.5%)
   2,000      Dade County, Florida, Seaport Refg Ser 1996 (MBIA).......................     5.125     10/01/16       1,845,760
   1,000      Lee County, Florida, Ser 1995 (MBIA).....................................     5.75      10/01/22         985,530
     850      Regional Transportation Authority, Illinois, Ser 1994 A..................     6.25      06/01/15         881,093
   1,000      Kentucky Turnpike Authority, Economic Development Road Revitalization
               Refg Ser 1995 (AMBAC)...................................................     5.625     07/01/15         985,890
   2,500      Maine Turnpike Authority, Ser 1994 (MBIA)................................     6.00      07/01/18       2,512,050
   1,000      New York State Thruway, Authority General 1995 Ser C (FGIC)..............     6.00      01/01/25       1,003,550
   1,500      Port Authority of New York & New Jersey, Cons One Hundredth Ser Second
               Installment +...........................................................     5.75      12/15/20       1,461,990
--------                                                                                                           ------------
   9,850                                                                                                             9,675,863
--------                                                                                                           ------------
              Water & Sewer Revenue (12.5%)
   1,000      Birmingham Waterworks & Sewer Board, Alabama, Ser 1993-A.................     6.00      01/01/20       1,010,370
   1,000      Jefferson County, Alabama, Sewer Refg Ser 1997-A (FGIC)..................     5.375     02/01/27         925,320
   1,000      Castaic Lake Water Agency, California, Refg Ser 1994 A COPs (MBIA).......     6.00      08/01/18       1,004,150
   1,000      Dade County, Florida, Water & Sewer Ser 1995 (FGIC)......................     5.50      10/01/15         975,090
   1,000      Chicago, Illinois, Wastewater Ser 1994 (MBIA)............................     6.375     01/01/24       1,033,230
   2,000      Massachusetts Water Resources Authority, 1992 Ser A......................     6.50      07/15/07       2,203,280
   2,000      Asheville, North Carolina, Water Ser 1996 (FGIC).........................     5.70      08/01/25       1,953,140
   1,250      Philadelphia, Pennsylvania, Water & Wastewater Ser 1995 (MBIA)...........     6.25      08/01/11       1,344,600
--------                                                                                                           ------------
  10,250                                                                                                            10,449,180
--------                                                                                                           ------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST

PORTFOLIO OF INVESTMENTS March 31, 1997 (unaudited) continued

PRINCIPAL
AMOUNT IN                                                                                  COUPON     MATURITY
THOUSANDS                                                                                   RATE        DATE          VALUE
------------------------------------------------------------------------------------------------------------------------------
              Other Revenue (3.8%)
 $ 2,000      Mashantucket (Western) Pequot Tribe, Connecticut, Special 1996 Ser A
               (a).....................................................................     6.50%     09/01/05     $ 2,127,660
   1,000      New Jersey Economic Development Authority, Market Transition Sr Lien Ser
               1994 A (MBIA)...........................................................     5.875     07/01/11       1,024,980
--------                                                                                                           ------------
   3,000                                                                                                             3,152,640
--------                                                                                                           ------------
              Refunded (5.9%)
     500      Glendale Industrial Development Authority, Arizona, Thunderbird - The
               American Graduate School of International Management Ser 1994 (Connie
               Lee)....................................................................     7.125     07/01/05++       573,650
     500      Rancho Mirage Joint Powers Financing Authority, California, Eisenhower
               Memorial Hospital COPs..................................................     7.00      03/01/02++       556,725
   1,500      Hawaii, 1995 Ser C J.....................................................     6.25      01/01/05++     1,549,050
   1,000      Massachusetts, 1994 Ser C (FGIC).........................................     6.75      11/01/04++     1,121,530
   1,000      Essex County Improvement Authority, New Jersey, County Jail & Youth House
               Ser 1994 (AMBAC)........................................................     6.90      12/01/04++     1,137,090
--------                                                                                                           ------------
   4,500                                                                                                             4,938,045
--------                                                                                                           ------------
  77,090      TOTAL MUNICIPAL BONDS (Identified Cost $72,867,285).............................................      74,878,140
--------                                                                                                           ------------
              SHORT-TERM MUNICIPAL OBLIGATIONS (9.3%)
   3,600      Philadelphia Hospitals & Higher Educational Facilities Authority,
               Pennsylvania, Children's Hospital of Philadelphia 1996 Ser A (Demand
               04/01/97)...............................................................     3.85*     03/01/27       3,600,000
   4,200      Harris County Health Facilities Development Corporation, Texas, Methodist
               Hospital Ser 1994 (Demand 04/01/97).....................................     3.85*     12/01/25       4,200,000
--------                                                                                                           ------------
   7,800      TOTAL SHORT-TERM MUNICIPAL OBLIGATIONS (Identified Cost $7,800,000).............................       7,800,000
--------                                                                                                           ------------
 $84,890      TOTAL INVESTMENTS (Identified Cost $80,667,285) (b)....................................    98.6%      82,678,140
========
              CASH AND OTHER ASSETS IN EXCESS OF LIABILITIES...........................................    1.4       1,194,857
                                                                                                          ----     ------------
              NET ASSETS..............................................................................  100.0%     $83,872,997
                                                                                                        =====      ============


---------------------

         AMT      Alternative Minimum Tax.
         COPs     Certificates of Participation.
          +       Joint exemption in New York and New Jersey.
          ++      Prerefunded to call date shown.
          *       Current coupon of variable rate demand obligation.
         (a)      Resale is restricted to qualified institutional investors.
         (b)      The aggregate cost for federal income tax purposes approximates identified cost. The aggregate gross unrealized appreciation is $2,436,525 and the aggregate gross unrealized depreciation is $425,670, resulting in net unrealized appreciation of $2,010,855.
Bond Insurance:
    AMBAC         AMBAC Indemnity Corporation.
  Connie Lee      Connie Lee Insurance Company.
     FGIC         Financial Guaranty Insurance Company.
     FSA          Financial Security Assurance Inc.
     MBIA         Municipal Bond Investors Assurance Corporation.

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST

PORTFOLIO OF INVESTMENTS March 31, 1997 (unaudited) continued

                       GEOGRAPHIC SUMMARY OF INVESTMENTS
                Based on Market Value as a Percent of Net Assets
                                 March 31, 1997

Alabama..................  4.2%
Alaska...................  7.5
Arizona..................  0.7
California...............  6.6
Connecticut..............  2.5
Florida..................  6.7
Georgia..................  1.8
Hawaii...................  4.4
Illinois.................  5.7
Kentucky.................  1.2
Maine....................  3.0%
Maryland.................  1.2
Massachusetts............  6.5
New Hampshire............  1.6
New Jersey...............  6.8
New York.................  6.0
North Carolina...........  4.5
Ohio.....................  1.2
Oregon...................  4.0
Pennsylvania.............  5.9
Puerto Rico..............  1.8%
Tennessee................  3.5
Texas....................  6.2
Utah.....................  3.1
Virginia.................  1.2
Washington...............  2.5
Joint Exemption*......... (1.7)
                          ----
Total.................... 98.6%
                          ====

---------------------
* Joint exemption has been included in both geographic locations.

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST

FINANCIAL STATEMENTS

STATEMENT OF ASSETS AND LIABILITIES
March 31, 1997 (unaudited)
ASSETS:
Investments in securities, at value
 (identified cost $80,667,285).........................................    $82,678,140
Cash...................................................................        147,202
Receivable for:
    Interest...........................................................      1,115,138
    Shares of beneficial interest sold.................................         56,198
Deferred organizational expenses.......................................         64,207
Prepaid expenses.......................................................         53,078
                                                                           ------------

    TOTAL ASSETS.......................................................     84,113,963
                                                                           ------------

LIABILITIES:
Payable for:
    Shares of beneficial interest repurchased..........................         91,406
    Dividends to shareholders..........................................         52,277
    Plan of distribution fee...........................................         42,792
    Investment management fee..........................................         18,609
Accrued expenses.......................................................         35,882
                                                                           ------------

    TOTAL LIABILITIES..................................................        240,966
                                                                           ------------

NET ASSETS:
Paid-in-capital........................................................     81,876,721
Net unrealized appreciation............................................      2,010,855
Accumulated net realized loss..........................................        (14,579)
                                                                           ------------

    NET ASSETS.........................................................    $83,872,997
                                                                           ============

NET ASSET VALUE PER SHARE,
 8,030,246 shares outstanding
 (unlimited shares authorized of $.01 par value).......................         $10.44
                                                                           ============

                     SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST

STATEMENT OF OPERATIONS
For the six months ended March 31, 1997 (unaudited)
NET INVESTMENT INCOME:
INTEREST INCOME.........................................................    $2,306,734
                                                                            ----------

EXPENSES
Plan of distribution fee................................................       247,642
Investment management fee...............................................       146,237
Professional fees.......................................................        24,306
Registration fees.......................................................        21,546
Transfer agent fees and expenses........................................        15,478
Shareholder reports and notices.........................................        15,160
Organizational expenses.................................................        14,748
Trustees' fees and expenses.............................................         6,889
Custodian fees..........................................................         2,145
Other...................................................................         5,654
                                                                            ----------

    TOTAL EXPENSES......................................................       499,805

    LESS: AMOUNTS REIMBURSED/WAIVED.....................................       (41,142)

    LESS: EXPENSE OFFSET................................................        (2,111)
                                                                            ----------

    NET EXPENSES........................................................       456,552
                                                                            ----------

    NET INVESTMENT INCOME...............................................     1,850,182
                                                                            ----------
NET REALIZED AND UNREALIZED GAIN (LOSS):
Net realized gain.......................................................        39,589
Net change in unrealized appreciation...................................      (509,458)
                                                                            ----------

    NET LOSS............................................................      (469,869)
                                                                            ----------

NET INCREASE............................................................    $1,380,313
                                                                            ===========

        SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST

STATEMENT OF CHANGES IN NET ASSETS
                                                       FOR THE SIX
                                                       MONTHS ENDED        FOR THE YEAR
                                                        MARCH 31,             ENDED
                                                           1997         SEPTEMBER 30, 1996
      ------------------------------------------------------------------------------------
                                                       (unaudited)
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income..............................    $ 1,850,182          $ 3,636,862
Net realized gain (loss)...........................         39,589              (54,168)
Net change in unrealized appreciation..............       (509,458)             432,258
                                                       -----------          -----------

    NET INCREASE...................................      1,380,313            4,014,952
                                                       -----------          -----------

DIVIDENDS AND DISTRIBUTIONS FROM:
Net investment income..............................     (1,853,174)          (3,642,942)
Net realized gain..................................        --                      (776)
                                                       -----------          -----------

    TOTAL..........................................     (1,853,174)          (3,643,718)
                                                       -----------          -----------
Net increase from transactions in shares of
 beneficial interest...............................      2,729,653           16,969,296
                                                       -----------          -----------

    NET INCREASE...................................      2,256,792           17,340,530

NET ASSETS:
Beginning of period................................     81,616,205           64,275,675
                                                       -----------          -----------
    END OF PERIOD
    (Including undistributed net investment income
    of $0 and $2,992, respectively)................    $83,872,997          $81,616,205
                                                       ===========          ===========

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST

NOTES TO FINANCIAL STATEMENTS March 31, 1997 (unaudited)

1. ORGANIZATION AND ACCOUNTING POLICIES

Dean Witter National Municipal Trust (the "Fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified, open-end management investment company. The Fund's investment objective is to provide a high level of current income which is exempt from federal income tax, consistent with the preservation of capital. The Fund was organized as a Massachusetts business trust on March 29, 1994 and commenced operations on June 2, 1994.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

The following is a summary of significant accounting policies:

A. VALUATION OF INVESTMENTS -- Portfolio securities are valued by an outside independent pricing service approved by the Trustees. The pricing service has informed the Fund that in valuing the portfolio securities, it uses both a computerized matrix of tax-exempt securities and evaluations by its staff, in each case based on information concerning market transactions and quotations from dealers which reflect the bid side of the market each day. The portfolio securities are thus valued by reference to a combination of transactions and quotations for the same or other securities believed to be comparable in quality, coupon, maturity, type of issue, call provisions, trading characteristics and other features deemed to be relevant. Short-term debt securities having a maturity date of more than sixty days at time of purchase are valued on a mark-to-market basis until sixty days prior to maturity and thereafter at amortized cost based on their value on the 61st day. Short-term debt securities having a maturity date of sixty days or less at the time of purchase are valued at amortized cost.

B. ACCOUNTING FOR INVESTMENTS -- Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses on security transactions are determined by the identified cost method. Discounts are accreted and premiums are amortized over the life of the respective securities. Interest income is accrued daily.

C. FEDERAL INCOME TAX STATUS -- It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable and nontaxable income to its shareholders. Accordingly, no federal income tax provision is required.

DEAN WITTER NATIONAL MUNICIPAL TRUST

NOTES TO FINANCIAL STATEMENTS March 31, 1997 (unaudited) continued

D. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS -- The Fund records dividends and distributions to its shareholders on the record date. The amount of dividends and distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or distributions in excess of net realized capital gains. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.

E. ORGANIZATIONAL EXPENSES -- Dean Witter InterCapital Inc. (the "Investment Manager") paid the organizational expenses of the Fund in the amount of $148,017 which were reimbursed exclusive of $46,853 which was absorbed by the Investment Manager. Such expenses have been deferred and are being amortized on the straight-line method over a period not to exceed five years from the commencement of operations.

2. INVESTMENT MANAGEMENT AGREEMENT

Pursuant to an Investment Management Agreement, the Fund pays the Investment Manager a management fee, accrued daily and payable monthly, by applying the annual rate of 0.35% to the Fund's net assets determined as of the close of each business day.

Under the terms of the Agreement, in addition to managing the Fund's investments, the Investment Manager maintains certain of the Fund's books and records and furnishes, at its own expense, office space, facilities, equipment, clerical, bookkeeping and certain legal services and pays the salaries of all personnel, including officers of the Fund who are employees of the Investment Manager. The Investment Manager also bears the cost of telephone services, heat, light, power and other utilities provided to the Fund.

For the period January 1, 1996 through June 30, 1997, The Investment Manager will continue to waive the management fee and reimburse expenses (except for the plan of distribution fee) to the extent they exceed 0.50% of daily net assets.

DEAN WITTER NATIONAL MUNICIPAL TRUST

NOTES TO FINANCIAL STATEMENTS March 31, 1997 (unaudited) continued

3. PLAN OF DISTRIBUTION

Shares of the Fund are distributed by Dean Witter Distributors Inc. (the "Distributor"), an affiliate of the Investment Manager. The Fund has adopted a Plan of Distribution (the "Plan") pursuant to Rule 12b-1 under the Act pursuant to which the Fund pays the Distributor compensation, accrued daily and payable monthly, at an annual rate of 0.60% of the lesser of: (a) the average daily aggregate gross sales of the Fund's shares since the Fund's inception (not including reinvestment of dividend or capital gains distributions) less the average daily aggregate net asset value of the Fund's shares redeemed since the Fund's inception upon which a contingent deferred sales charge has been imposed or upon which such charge has been waived; or (b) the Fund's average daily net assets. Amounts paid under the Plan are paid to the Distributor to compensate it for the services provided and the expenses borne by it and others in the distribution of the Fund's shares, including the payment of commissions for sales of the Fund's shares and incentive compensation to, and expenses of, account executives of Dean Witter Reynolds Inc., an affiliate of the Investment Manager and Distributor, and other employees and selected broker-dealers who engage in or support distribution of the Fund's shares or who service shareholder accounts, including overhead and telephone expenses, printing and distribution of prospectuses and reports used in connection with the offering of the Fund's shares to other than current shareholders and preparation, printing and distribution of sales literature and advertising materials. In addition, the Distributor may be compensated under the Plan for its opportunity costs in advancing such amounts, which compensation would be in the form of a carrying charge on any unreimbursed expenses incurred by the Distributor.

Provided that the Plan continues in effect, any cumulative expenses incurred but not yet recovered may be recovered through future distribution fees from the Fund and contingent deferred sales charges from the Fund's shareholders.

Although there is no legal obligation for the Fund to pay expenses incurred in excess of payments made to the Distributor under the Plan and the proceeds of contingent deferred sales charges paid by investors upon redemption of shares, if for any reason the Plan is terminated, the Trustees will consider at that time the manner in which to treat such expenses. The Distributor has advised the Fund that such excess amounts, included carrying charges, totaled $2,348,350 at March 31, 1997.

The Distributor has informed the Fund that for the six months ended March 31, 1997, it received approximately $81,225 in contingent deferred sales charges from certain redemptions of the Fund's shares.

DEAN WITTER NATIONAL MUNICIPAL TRUST

NOTES TO FINANCIAL STATEMENTS March 31, 1997 (unaudited) continued

4. SECURITY TRANSACTIONS AND TRANSACTIONS WITH AFFILIATES

The cost of purchases and proceeds from sales of portfolio securities, excluding short-term investments, for the six months ended March 31, 1997 aggregated $7,616,803 and $7,763,410, respectively.

Dean Witter Trust Company, an affiliate of the Investment Manager and Distributor, is the Fund's transfer agent. At March 31, 1997, the Fund had transfer agent fees and expenses payable of approximately $5,500.

5. SHARES OF BENEFICIAL INTEREST

Transactions in shares of beneficial interest were as follows:

                                                                           FOR THE SIX
                                                                          MONTHS ENDED
                                                                         MARCH 31, 1997                     FOR THE YEAR
                                                                    -------------------------                   ENDED
                                                                                                         SEPTEMBER 30, 1996
                                                                           (unaudited)               ---------------------------
                                                                     SHARES         AMOUNT             SHARES          AMOUNT
                                                                    ---------     -----------        ----------     ------------
Sold............................................................      932,585      $9,878,215         2,938,811     $31,065,314
Reinvestment of dividends and distributions.....................       95,845       1,014,913           198,921       2,094,383
                                                                    ---------      ----------        ----------     -----------
                                                                    1,028,430      10,893,128         3,137,732      33,159,697
Repurchased.....................................................     (770,833)     (8,163,475)       (1,548,482)    (16,190,401)
                                                                    ---------      ----------        ----------     -----------
Net increase....................................................      257,597      $2,729,653         1,589,250     $16,969,296
                                                                    =========     ===========        ==========     ============

6. FEDERAL INCOME TAX STATUS

Capital losses incurred after October 31 ("post-October losses") within the taxable year are deemed to arise on the first business day of the Fund's next taxable year. The Fund incurred and will elect to defer net capital losses of approximately $54,000 during fiscal 1996.

DEAN WITTER NATIONAL MUNICIPAL TRUST

FINANCIAL HIGHLIGHTS

Selected ratios and per share data for a share of beneficial interest outstanding throughout each period:

                                                FOR THE SIX                                                      FOR THE PERIOD
                                                MONTHS ENDED        FOR THE YEAR           FOR THE YEAR          JUNE 2, 1994*
                                                 MARCH 31,             ENDED                  ENDED                 THROUGH
                                                    1997         SEPTEMBER 30, 1996     SEPTEMBER 30, 1995     SEPTEMBER 30, 1994
   ------------------------------------------------------------------------------------------------------------------------------
                                                (unaudited)
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period........      $  10.50            $  10.39               $   9.87               $  10.00
                                                    ------              ------                 ------                 ------
Net investment income.......................          0.23                0.50                   0.50                   0.09
Net realized and unrealized gain (loss).....         (0.06)               0.11                   0.52                  (0.13)
                                                    ------              ------                 ------                 ------
Total from investment operations............          0.17                0.61                   1.02                  (0.04)
                                                    ------              ------                 ------                 ------
Less dividends from net investment income...         (0.23)              (0.50)                 (0.50)                 (0.09)
                                                    ------              ------                 ------                 ------
Net asset value, end of period..............      $  10.44            $  10.50               $  10.39               $   9.87
                                                    ======              ======                 ======                 ======
TOTAL INVESTMENT RETURN+....................          1.64%(1)            5.94%                 10.54%                 (0.46)%(1)
RATIOS TO AVERAGE NET ASSETS:
Expenses....................................          1.09%(2)(3)          0.97%(3)              0.60%(3)               0.60% (2)(3)
Net investment income.......................          4.43%(2)(3)          4.72%(3)              4.93%(3)               3.07% (2)(3)
SUPPLEMENTAL DATA:
Net asset value, end of period, in
 thousands..................................       $83,873             $81,616                $64,276                $29,860
Portfolio turnover rate.....................            10%(1)              13%                     2%                  --  %++

---------------------
 *  Commencement of operations.
 + Does not reflect the deduction of sales charge. Calculated based on the net asset value as of the last business day of the period.
 ++  Less than 0.5%.
(1)  Not annualized.
(2)  Annualized.
(3) If the Fund had borne all expenses that were assumed or waived by the Investment Manager, the annualized expense and net investment income ratios would have been 2.08% and 1.59%, respectively, for the period ended September 30, 1994, 1.34% (including 0.01% of expense offsets) and 4.20%, respectively, for the year ended September 30, 1995, 1.19% (including 0.01% of expense offsets) and 4.50%, respectively, for the year ended September 30, 1996 and 1.20% (including 0.01% of expense offsets) and 4.32%, respectively for the six months ended March 31, 1997.

                       SEE NOTES TO FINANCIAL STATEMENTS

TRUSTEES

Michael Bozic
Charles A. Fiumefreddo
Edwin J. Garn
John R. Haire
Dr. Manuel H. Johnson
Michael E. Nugent
Philip J. Purcell
John L. Schroeder

OFFICERS
Charles A. Fiumefreddo
Chairman and Chief Executive Officer

Barry Fink
Vice President, Secretary and General Counsel

James F. Willison
Vice President

Thomas F. Caloia
Treasurer

TRANSFER AGENT
Dean Witter Trust Company
Harborside Financial Center - Plaza Two
Jersey City, New Jersey 07311

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
1177 Avenue of the Americas
New York, New York 10036

INVESTMENT MANAGER
Dean Witter InterCapital Inc.
Two World Trade Center
New York, New York 10048

The financial statements included herein have been taken from the records of the Fund without examination by the independent accountants and accordingly they do not express an opinion thereon.

This report is submitted for the general information of shareholders of the Fund. For more detailed information about the Fund, its officers and trustees, fees, expenses and other pertinent information, please see the prospectus of the Fund.

This report is not authorized for distribution to prospective investors in the Fund unless proceeded or accompanied by an effective prospectus.

DEAN WITTER
NATIONAL MUNICIPAL
TRUST

[PICTURE]


SEMIANNUAL REPORT
MARCH 31, 1997

                   DEAN WITTER TAX-EXEMPT SECURITIES TRUST

                                    PART B
                     STATEMENT OF ADDITIONAL INFORMATION

   This Statement of Additional Information relates to the shares of Dean Witter Tax-Exempt Securities Trust ("Tax-Exempt") to be issued pursuant to an Agreement and Plan of Reorganization, dated June 30, 1997, between Tax-Exempt and Dean Witter National Municipal Trust ("National Municipal") in connection with the acquisition by Tax-Exempt of substantially all of the assets, subject to stated liabilities, of National Municipal. This Statement of Additional Information does not constitute a prospectus. This Statement of Additional Information does not include all information that a shareholder should consider before voting on the proposals contained in the Proxy Statement and Prospectus, and, therefore, should be read in conjunction with
the related Proxy Statement and Prospectus, dated August   , 1997. A copy of
the Proxy Statement and Prospectus may be obtained without charge by mailing a written request to Tax-Exempt at Two World Trade Center, New York, New York 10048 or by calling (212) 392-2550 or (800) 526-3143 (TOLL FREE). Please retain this document for future reference.

THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS AUGUST   , 1997.

                               TABLE OF CONTENTS

                                               PAGE
INTRODUCTION................................   B-3
ADDITIONAL INFORMATION ABOUT TAX-EXEMPT ....   B-3
FINANCIAL STATEMENTS........................   B-4

                                 INTRODUCTION


   This Statement of Additional Information is intended to supplement the
information provided in the Proxy Statement and Prospectus dated August   ,
1997 (the "Proxy Statement and Prospectus"). The Proxy Statement and Prospectus has been sent to National Municipal shareholders in connection with the solicitation of proxies by the Board of Trustees of National Municipal to be voted at the Special Meeting of Shareholders of National Municipal to be held on October 24, 1997. This Statement of Additional Information incorporates by reference the Statement of Additional Information of Tax-Exempt dated July 28, 1997 and the Statement of Additional Information of National Municipal dated November 26, 1996.


                   ADDITIONAL INFORMATION ABOUT TAX-EXEMPT

INVESTMENT OBJECTIVES AND POLICIES

   For additional information about Tax-Exempt's investment objectives and policies, see "Investment Practices and Policies" and "Investment
Restrictions" in Tax-Exempt's Statement of Additional Information.

MANAGEMENT

   For additional information about the Board of Directors, officers and management personnel of Tax-Exempt, see "The Fund and Its Management" and "Directors and Officers" in Tax-Exempt's Statement of Additional Information.

INVESTMENT ADVISORY AND OTHER SERVICES

   For additional information about Tax-Exempt's investment manager, see "The Fund and Its Management" in Tax-Exempt's Statement of Additional Information. For additional information about Tax-Exempt's independent auditors, see "Independent Accountants" in Tax-Exempt's Statement of Additional Information. For additional information about other services provided to Tax-Exempt see "Custodian and Transfer Agent" and "Shareholder Services" in Tax-Exempt's Statement of Additional Information.

PORTFOLIO TRANSACTIONS AND BROKERAGE

   For additional information about brokerage allocation practices, see "Portfolio Transactions and Brokerage" in Tax-Exempt's Statement of Additional Information.

DESCRIPTION OF FUND SHARES

   For additional information about the voting rights and other characteristics of the shares of Tax-Exempt, see "Description of Shares" in Tax-Exempt's Statement of Additional Information.

PURCHASE, REDEMPTION AND PRICING OF SHARES

   For additional information about the purchase and redemption of Tax-Exempt's shares and the determination of net asset value, see "Purchase of Fund Shares," "Redemptions and Repurchases," "Financial Statements -- December 31, 1996" and "Shareholder Services" in Tax-Exempt's Statement of Additional Information.

DIVIDENDS, DISTRIBUTIONS AND TAX STATUS

   For additional information about Tax-Exempt's policies regarding dividends and distributions and tax matters affecting Tax-Exempt and its shareholders, see "Dividends, Distributions and Taxes" and "Financial Statements -- December 31, 1996" in Tax-Exempt's Statement of Additional Information.

 DISTRIBUTION OF SHARES

   For additional information about Tax-Exempt's distributor and the distribution agreement between Tax-Exempt and its distributor, see "Purchase of Fund Shares" in Tax-Exempt's Statement of Additional Information.

PERFORMANCE DATA

   For additional information about Tax-Exempt's performance data, see "Performance Information" in Tax-Exempt's Statement of Additional
Information.

                             FINANCIAL STATEMENTS

   Tax-Exempt's most recent audited financial statements are set forth in Tax-Exempt's Annual Report for the fiscal year ended December 31, 1996 and Tax-Exempt's updated, unaudited financial statements are set forth in its Semi-Annual Report for the six month period ended June 30, 1997. Copies of both Reports accompany, and are incorporated by reference in, the Proxy Statement and Prospectus. National Municipal's most recent audited financial statements are set forth in National Municipal's Annual Report for its fiscal year ended September 30, 1996, which is incorporated by reference in the Proxy Statement and Prospectus. In addition, National Municipal's updated, unaudited financial statements are set forth in its Semi-Annual Report for the six month period ended March 31, 1997, which is incorporated by reference to the Proxy Statement and Prospectus.

STATEMENT OF ADDITIONAL INFORMATION
JULY 28, 1997


                                                            DEAN WITTER
                                                            TAX-EXEMPT
                                                            SECURITIES
                                                            TRUST
-----------------------------------------------------------------------------

   Dean Witter Tax-Exempt Securities Trust (the "Fund") is an open-end, diversified management investment company whose investment objective is to provide a high level of current income exempt from federal income tax, consistent with the preservation of capital. The Fund invests principally in tax-exempt fixed-income securities which are rated in the three highest categories by Moody's Investors Service, Inc. or Standard & Poor's Corporation. (See "Investment Practices and Policies.")

   A Prospectus for the Fund dated July 28, 1997, which provides the basic information you should know before investing in the Fund, may be obtained without charge from the Fund at its address or telephone numbers listed below or from the Fund's Distributor, Dean Witter Distributors Inc., or from Dean Witter Reynolds Inc. at any of its branch offices. This Statement of Additional Information is not a Prospectus. It contains information in addition to and more detailed than that set forth in the Prospectus. It is intended to provide additional information regarding the activities and operations of the Fund, and should be read in conjunction with the Prospectus.

Dean Witter
Tax-Exempt Securities Trust
Two World Trade Center
New York, New York 10048
(212) 392-2550 or
(800) 869-NEWS (toll-free)

TABLE OF CONTENTS
-----------------------------------------------------------------------------

The Fund and its Management............   3
Trustees and Officers..................   6
Investment Practices and Policies .....  12
Investment Restrictions................  18
Portfolio Transactions and Brokerage ..  19
The Distributor .......................  20
Determination of Net Asset Value  .....  23
Purchase of Fund Shares................  23
Shareholder Services...................  26
Redemptions and Repurchases............  30
Dividends, Distributions and Taxes ....  31
Performance Information................  32
Description of Shares of the Fund .....  34
Custodian and Transfer Agent...........  34
Independent Accountants................  35
Reports to Shareholders................  35
Legal Counsel..........................  36
Experts................................  36
Registration Statement.................  36
Financial Statements--December 31,
 1996..................................  37
Report of Independent Accountants .....  51
Appendix...............................  52

THE FUND AND ITS MANAGEMENT
-----------------------------------------------------------------------------

THE FUND

   The Fund was incorporated in the State of Maryland on December 31, 1979 under the name InterCapital Tax-Exempt Securities Inc. On March 17, 1983, the Fund's shareholders approved a change in the Fund's name, effective March 21, 1983, to Dean Witter Tax-Exempt Securities Inc. On April 30, 1987 the Fund reorganized as a Massachusetts business trust, with the name Dean Witter Tax-Exempt Securities Trust.

THE INVESTMENT MANAGER

   Dean Witter InterCapital Inc. (the "Investment Manager" or "InterCapital"), whose address is Two World Trade Center, New York, New York 10048, is the Fund's Investment Manager. InterCapital is a wholly-owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD"), a Delaware corporation. In an internal reorganization which took place in January, 1993, InterCapital assumed the investment advisory, administrative and management activities previously performed by the InterCapital Division of Dean Witter Reynolds Inc. ("DWR"), a broker-dealer affiliate of InterCapital. (As hereinafter used in this Statement of Additional Information, the terms "InterCapital" and "Investment Manager" refer to DWR's InterCapital Division prior to the internal reorganization and to Dean Witter InterCapital Inc. thereafter.) The daily management of the Fund and research relating to the Fund's portfolio is conducted by or under the direction of officers of the Fund and of the Investment Manager, subject to periodic review by the Fund's Board of Trustees. Information as to these trustees and officers is contained under the caption "Trustees and Officers."

   InterCapital is the investment manager or investment adviser of the following investment companies: Dean Witter Liquid Asset Fund Inc., InterCapital Income Securities Inc., InterCapital Insured Municipal Bond Trust, InterCapital Quality Municipal Investment Trust, InterCapital Insured Municipal Trust, InterCapital Quality Municipal Income Trust, InterCapital Insured Municipal Income Trust, InterCapital California Insured Municipal Income Trust, InterCapital Quality Municipal Securities, InterCapital California Quality Municipal Securities, InterCapital New York Quality Municipal Securities, InterCapital Insured Municipal Securities, InterCapital California Insured Municipal Securities, Dean Witter High Yield Securities Inc., Dean Witter Tax-Free Daily Income Trust, Dean Witter Developing Growth Securities Trust, Dean Witter Tax-Exempt Securities Trust, Dean Witter Natural Resource Development Securities Inc., Dean Witter Dividend Growth Securities Inc., Dean Witter American Value Fund, Dean Witter U.S. Government Money Market Trust, Dean Witter Variable Investment Series, Dean Witter World Wide Investment Trust, Dean Witter Select Municipal Reinvestment Fund, Dean Witter U.S. Government Securities Trust, Dean Witter California Tax-Free Income Fund, Dean Witter New York Tax-Free Income Fund, Dean Witter Convertible Securities Trust, Dean Witter Federal Securities Trust, Dean Witter Value-Added Market Series, High Income Advantage Trust, High Income Advantage Trust II, High Income Advantage Trust III, Dean Witter Government Income Trust, Dean Witter Utilities Fund, Dean Witter California Tax-Free Daily Income Trust, Dean Witter Strategist Fund, Dean Witter World Wide Income Trust, Dean Witter Intermediate Income Securities, Dean Witter New York Municipal Money Market Trust, Dean Witter Capital Growth Securities, Dean Witter European Growth Fund Inc., Dean Witter Precious Metals and Minerals Trust, Dean Witter Global Short-Term Income Fund Inc., Dean Witter Pacific Growth Fund Inc., Dean Witter Multi-State Municipal Series Trust, Dean Witter Short-Term U.S. Treasury Trust, Dean Witter Health Sciences Trust, Dean Witter Retirement Series, Dean Witter Limited Term Municipal Trust, Dean Witter Short-Term Bond Fund, Dean Witter Global Dividend Growth Securities, Dean Witter Global Utilities Fund, Dean Witter National Municipal Trust, Dean Witter High Income Securities, Dean Witter International Small Cap Fund, Dean Witter Mid-Cap Growth Fund, Dean Witter Select Dimensions Investment Series, Dean Witter Global Asset Allocation Fund, Dean Witter Balanced Growth Fund, Dean Witter Balanced Income Fund, Dean Witter Hawaii Municipal Trust, Dean Witter Capital Appreciation Fund, Dean Witter Intermediate Term U.S. Treasury Trust, Dean Witter Japan Fund, Dean Witter Income Builder Fund, Dean Witter Special Value Fund, Dean Witter Financial Services Trust, Dean Witter Market Leader Trust, Dean Witter Information Fund, Active Assets Money Trust, Active Assets Tax-Free Trust, Active Assets California Tax-Free Trust, Active Assets Government Securities Trust, Municipal Income Trust, Municipal Income Trust II, Municipal Income Trust III, Municipal Income Opportunities Trust, Municipal Income Opportunities Trust II, Municipal Income Opportunities

Trust III, Prime Income Trust and Municipal Premium Income Trust. The foregoing investment companies, together with the Fund, are collectively referred to as the Dean Witter Funds.

   In addition, Dean Witter Services Company Inc. ("DWSC"), a wholly-owned subsidiary of InterCapital, serves as manager for the following companies for which TCW Funds Management, Inc. is the investment adviser: TCW/DW Core Equity Trust, TCW/DW North American Government Income Trust, TCW/DW Latin American Growth Fund, TCW/DW Income and Growth Fund, TCW/DW Small Cap Growth Fund, TCW/DW Balanced Fund, TCW/DW Total Return Trust, TCW/DW Mid-Cap Equity Trust, TCW/DW Global Telecom Trust, TCW/DW Strategic Income Trust, TCW/DW Emerging Market Opportunities Trust, TCW/DW Term Trust 2000, TCW/DW Term Trust 2002 and TCW/DW Term Trust 2003 (the "TCW/DW Funds"). InterCapital also serves as (i) administrator of The Black Rock Strategic Term Trust Inc., a closed-end investment company; and (ii) sub-administrator of MassMutual Participation Investors and Templeton Global Governments Income Trust, closed-end investment companies.

   Pursuant to an Investment Management Agreement (the "Agreement") with the Investment Manager, the Fund has retained the Investment Manager to manage the investment of the Fund's assets, including the placing of orders for the purchase and sale of portfolio securities. The Investment Manager obtains and evaluates such information and advice relating to the economy, securities markets, and specific securities as it considers necessary or useful to continuously manage the assets of the Fund in a manner consistent with its investment objective and policies.

   Under the terms of the Agreement, in addition to managing the Fund's investments, the Investment Manager maintains certain of the Fund's books and records and furnishes, at its own expense, such office space, facilities, equipment, clerical help, bookkeeping and legal services as the Fund may reasonably require in the conduct of its business, including the preparation of prospectuses, proxy statements and reports required to be filed with federal and state securities commissions (except insofar as the participation or assistance of independent accountants and attorneys is, in the opinion of the Investment Manager, necessary or desirable). In addition, the Investment Manager pays the salaries of all personnel, including officers of the Fund, who are employees of the Investment Manager. The Investment Manager also bears the cost of telephone service, heat, light, power and other utilities provided to the Fund.

   Effective December 31, 1993, pursuant to a Services Agreement between InterCapital and DWSC, DWSC began to provide the administrative services to the Fund which were previously performed directly by InterCapital. On April 17, 1995, DWSC was reorganized in the State of Delaware, necessitating the entry into a new Services Agreement by InterCapital and DWSC on that date. The foregoing internal reorganizations did not result in any change in the nature or scope of the administrative services being provided to the Fund or any of the fees being paid by the Fund for the overall services being performed under the terms of the existing Agreement.

   Expenses not expressly assumed by the Investment Manager under the Agreement or by the Distributor of the Fund's shares, Dean Witter Distributors Inc. ("Distributors" or the "Distributor") (see "The Distributor"), will be paid by the Fund. These expenses will be allocated among the four classes of shares of the Fund (each, a "Class") pro rata based on the net assets of the Fund attributable to each Class, except as described below. The expenses borne by the Fund include, but are not limited to: expenses of the Plan of Distribution pursuant to Rule 12b-1 (the "12b-1 fee") (see "The Distributor"); charges and expenses of any registrar, custodian, stock transfer and dividend disbursing agent; brokerage commissions; taxes; engraving and printing share certificates; registration costs of the Fund and its shares under federal and state securities laws; the cost and expense of printing, including typesetting, and distributing Prospectuses and Statements of Additional Information of the Fund and supplements thereto to the Fund's shareholders; all expenses of shareholders' and Trustees' meetings and of preparing, printing and mailing of proxy statements and reports to shareholders; fees and travel expenses of Trustees or members of any advisory board or committee who are not employees of the Investment Manager or any corporate affiliate of the Investment Manager; all expenses incident to any dividend, withdrawal or redemption options; charges and expenses of any outside service used for pricing of the Fund's shares; fees and expenses of legal counsel, including counsel to the Trustees who are not interested persons of the Funds or of the Investment Manager (not including compensation or expenses of attorneys who are employees of the Investment Manager) and independent accountants; membership dues of industry associations; interest on Fund borrowings; postage; insurance premiums on property or personnel (including officers and Trustees) of the Fund which inure to its benefit; extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification relating thereto); and all other costs of the Fund's operation. The 12b-1 fees relating to a particular Class will be allocated directly to that Class. In addition, other expenses associated with a particular Class (except advisory or custodial fees) may be allocated directly to that Class, provided that such expenses are reasonably identified as specifically attributable to that Class and the direct allocation to that Class is approved by the Trustees.

   As full compensation for the services and facilities furnished to the Fund and expenses of the Fund assumed by the Investment Manager, the Fund pays the Investment Manager monthly compensation calculated daily by applying the following annual rates to the net assets of the Fund determined as of the close of each business day: 0.50% of the portion of the daily net assets not exceeding $500 million; 0.425% of the portion of the daily net assets exceeding $500 million but not exceeding $750 million; 0.375% of the portion of the daily net assets exceeding $750 million but not exceeding $1 billion; 0.35% of the portion of the daily net assets exceeding $1 billion but not exceeding $1.25 billion; and 0.325% of the portion of daily net assets exceeding $1.25 billion. For the fiscal years ended December 31, 1994, 1995 and 1996, the Fund accrued to the Investment Manager total compensation of $6,003,589, $5,608,466 and $5,320,578, respectively.

   The Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Investment Manager is not liable to the Fund or any of its investors for any act or omission by the Investment Manager or for any losses sustained by the Fund or its investors. The Agreement in no way restricts the Investment Manager from acting as investment manager or adviser to others.

   The Agreement was initially approved by the Board of Trustees on February 21, 1997 and by the shareholders of the Fund at a Special Meeting of Shareholders held on May 21, 1997. The Agreement is substantially identical to a prior investment management agreement which was initially approved by the Board of Trustees on October 30, 1992 and by the shareholders of the Fund at a Special Meeting of Shareholders held on January 12, 1993. The Agreement took effect on May 31, 1997 upon the consummation of the merger of Dean Witter, Discover & Co. with Morgan Stanley Group Inc. The Agreement may be terminated at any time, without penalty, on thirty days notice, by the Board of Trustees of the Fund, by the holders of a majority, as defined in the Investment Company Act of 1940, as amended (the "Act"), of the outstanding shares of the Fund, or by the Investment Manager. The Agreement will automatically terminate in the event of its assignment (as defined in the Act).

   Under its terms, the Agreement has an initial term ending April 30, 1999 and will continue in effect from year to year thereafter, provided continuance of the Agreement is approved at least annually by the vote of the holders of a majority (as defined in the Act) of the outstanding shares of the Fund, or by the Board of Trustees of the Fund; provided that in either event such continuance is approved annually by the vote of a majority of the Independent Trustees, which vote must be cast in person at a meeting called for the purpose of voting on such approval.

   The Fund has acknowledged that the name "Dean Witter" is a property right of DWR. The Fund has agreed that DWR or its parent company may use or, at any time, permit others to use, the name "Dean Witter." The Fund has also agreed that in the event the Agreement is terminated, or if the affiliation between InterCapital and its parent company is terminated, the Fund will eliminate the name "Dean Witter" from its name if DWR or its parent company shall so request.

TRUSTEES AND OFFICERS
-----------------------------------------------------------------------------

   The Trustees and Executive Officers of the Fund, their principal business occupations during the last five years and their affiliations, if any, with InterCapital, and with the 83 Dean Witter Funds and the 14 TCW/DW Funds, are shown below.


  NAME, AGE, POSITION WITH FUND AND ADDRESS          PRINCIPAL OCCUPATIONS DURING LAST FIVE YEARS
-------------------------------------------- ----------------------------------------------------------
Michael Bozic (56)                           Chairman and Chief Executive Officer of Levitz Furniture
Trustee                                      Corporation (since November, 1995); Director or Trustee of the
c/o Levitz Furniture Corporation             Dean Witter Funds; formerly President and Chief Executive Officer
6111 Broken Sound Parkway, N.W.              of Hills Department Stores (May, 1991-July, 1995); formerly
Boca Raton, Florida                          variously Chairman, Chief Executive Officer, President and Chief
                                             Operating Officer (1987-1991) of the Sears Merchandise Group
                                             of Sears, Roebuck and Co.; Director of Eaglemark Financial
                                             Services, Inc., the United Negro College Fund and Weirton Steel
                                             Corporation.

Charles A. Fiumefreddo* (64)                 Chairman, Chief Executive Officer and Director of InterCapital,
Trustee, Chairman, President and Chief       Distributors and DWSC; Executive Vice President and Director
Executive Officer                            of DWR; Chairman, Director or Trustee, President and Chief
Two World Trade Center                       Executive Officer of the Dean Witter Funds; Chairman, Chief
New York, New York                           Executive Officer and Trustee of the TCW/DW Funds; Chairman
                                             and Director of Dean Witter Trust Company ("DWTC"); Director
                                             and/or officer of various MSDWD subsidiaries; formerly Executive
                                             Vice President and Director of Dean Witter, Discover & Co. (until
                                             February, 1993).

Edwin J. Garn (64)                           Director or Trustee of the Dean Witter Funds; formerly United
Trustee                                      States Senator (R-Utah)(1974-1992) and Chairman, Senate Banking
c/o Huntsman Corporation                     Committee (1980-1986); formerly Mayor of Salt Lake City, Utah
500 Huntsman Way                             (1972-1974); formerly Astronaut, Space Shuttle Discovery (April
Salt Lake City, Utah                         12-19, 1985); Vice Chairman, Huntsman Corporation (since January,
                                             1993); Director of Franklin Quest (time management systems)
                                             and John Alden Financial Corp. (health insurance); member of the board of various civic and charitable organizations.

John R. Haire (72)                           Chairman of the Audit Committee and Chairman of the Committee
Trustee                                      of the Independent Directors or Trustees and Director or Trustee
Two World Trade Center                       of the Dean Witter Funds; Chairman of the Audit Committee and
New York, New York                           Chairman of the Committee of the Independent Trustees and Trustee
                                             of the TCW/DW Funds; formerly President, Council for Aid to
                                             Education (1978-1989) and Chairman and Chief Executive Officer
                                             of Anchor Corporation, an Investment Adviser (1964-1978);
                                             Director of Washington National Corporation (insurance).

                                6

  NAME, AGE, POSITION WITH FUND AND ADDRESS          PRINCIPAL OCCUPATIONS DURING LAST FIVE YEARS
-------------------------------------------- ----------------------------------------------------------
Wayne E. Hedien** (63)                       Retired; Director or Trustee of the Dean Witter Funds (commencing
Trustee                                      on September 1, 1997); Director of The PMI Group, Inc. (private
c/o Gordon Altman Butowsky                   mortgage insurance); Trustee and Vice Chairman of The Field
    Weitzen Shalov & Wein                    Museum of Natural History; formerly associated with the Allstate
Counsel to the Independent Trustees          Companies (1966-1994), most recently as Chairman of The Allstate
114 West 47th Street                         Corporation (March, 1993-December, 1994) and Chairman and Chief
New York, New York                           Executive Officer of its wholly-owned subsidiary, Allstate
                                             Insurance Company (July, 1989-December, 1994); director of various other business and charitable organizations.

Dr. Manuel H. Johnson (48)                   Senior Partner, Johnson Smick International, Inc., a consulting
Trustee                                      firm; Co-Chairman and a founder of the Group of Seven Council
c/o Johnson Smick International, Inc.        (G7C), an international economic commission; Director or Trustee
1133 Connecticut Avenue, N.W.                of the Dean Witter Funds; Trustee of the TCW/DW Funds; Director
Washington, D.C.                             of NASDAQ (since June, 1995); Director of Greenwich Capital
                                             Markets Inc. (broker-dealer); Trustee of the Financial Accounting
                                             Foundation (oversight organization for the Financial Accounting
                                             Standards Board); formerly Vice Chairman of the Board of Governors of the Federal Reserve System (1986-1990) and Assistant Secretary
                                             of the U.S. Treasury.

Michael E. Nugent (61)                       General Partner, Triumph Capital, L.P., a private investment
Trustee                                      partnership; Director or Trustee of the Dean Witter Funds; Trustee
c/o Triumph Capital, L.P.                    of the TCW/DW Funds; formerly Vice President, Bankers Trust
237 Park Avenue                              Company and BT Capital Corporation (1984-1988); Director of
New York, New York                           various business organizations.

Philip J. Purcell* (53)                      Chairman of the Board of Directors and Chief Executive Officer
Trustee                                      of MSDWD, DWR and Novus Credit Services Inc.; Director of
1585 Broadway                                InterCapital, DWSC and Distributors; Director or Trustee of
New York, New York                           the Dean Witter Funds; Director and/or officer of various MSDWD subsidiaries.

John L. Schroeder (66)                       Retired; Director or Trustee of the Dean Witter Funds; Trustee
Trustee                                      of the TCW/DW Funds; Director of Citizens Utilities Company;
c/o Gordon Altman Butowsky                   Formerly Executive Vice President and Chief Investment Officer
 Weitzen Shalov & Wein                       of the Home Insurance Company (August, 1991-September, 1995).
Counsel to the Independent Trustees
114 West 47th Street
New York, NY

                                7

  NAME, AGE, POSITION WITH FUND AND ADDRESS          PRINCIPAL OCCUPATIONS DURING LAST FIVE YEARS
-------------------------------------------- ----------------------------------------------------------
Barry Fink (42)                              Senior Vice President (since March, 1997) and Secretary and
Vice President, Secretary                    General Counsel (since February, 1997) of InterCapital and DWSC;
 and General Counsel                         Senior Vice President (since March, 1997) and Assistant Secretary
Two World Trade Center                       and Assistant General Counsel (since February, 1997) of
New York, New York                           Distributors; Assistant Secretary of DWR (since August, 1996);
                                             Vice President, Secretary and General Counsel of the Dean Witter
                                             Funds and the TCW/DW Funds (since February, 1997); previously
                                             First Vice President (June, 1993-February, 1997), Vice President
                                             (until June, 1993) and Assistant Secretary and Assistant General
                                             Counsel of InterCapital and DWSC and Assistant Secretary of
                                             the Dean Witter Funds and the TCW/DW Funds.

James F. Willison (53)                       Senior Vice President of InterCapital; Vice President of various
Vice President                               Dean Witter Funds.
Two World Trade Center
New York, New York

Joseph R. Arcieri (48)                       Vice President of InterCapital; Vice President of various Dean
Vice President                               Witter Funds.
Two World Trade Center
New York, New York

Thomas F. Caloia (51)                        First Vice President and Assistant Treasurer of InterCapital
Treasurer                                    and DWSC; Treasurer of the Dean Witter Funds and the TCW/DW
Two World Trade Center                       Funds.
New York, New York


 * Denotes Trustees who are "interested persons" of the Fund, as defined in the Act.
** Mr. Hedien's term as Trustee will commence on September 1, 1997.

   In addition, Robert M. Scanlan, President and Chief Operating Officer of InterCapital and DWSC, Executive Vice President of Distributors and DWTC and a Director of DWTC, Mitchell M. Merin, President and Chief Strategic Officer of InterCapital and DWSC, Executive Vice President of Distributors and DWTC and Director of DWTC, Executive Vice President and Director of DWR, and Director of SPS Transaction Services, Inc. and various other MSDWD subsidiaries, Robert S. Giambrone, Senior Vice President of InterCapital, DWSC, Distributors and DWTC and a Director of DWTC, Joseph J. McAlinden, Executive Vice President and Chief Investment Officer of InterCapital and a Director of DWTC, Peter M. Avelar, and Jonathan R. Page, Senior Vice Presidents of InterCapital, Katherine H. Stromberg and Gerard J. Lian, Vice Presidents of InterCapital, are Vice Presidents of the Fund, and Marilyn K. Cranney, First Vice President and Assistant General Counsel of InterCapital, and DWSC, and Lou Anne D. McInnis, Carsten Otto and Ruth Rossi, Vice Presidents and Assistant General Counsels of InterCapital and DWSC, and Frank Bruttomesso, a Staff Attorney with InterCapital, are Assistant Secretaries of the Fund.

THE BOARD OF TRUSTEES, THE INDEPENDENT TRUSTEES, AND THE COMMITTEES


   The Board of Trustees currently consists of eight (8) trustees; as noted above, Mr. Hedien's term will commence on September 1, 1997. These same individuals also serve as directors or trustees for all of the Dean Witter Funds, and are referred to in this section as Trustees. As of the date of this Statement of Additional Information, there are a total of 83 Dean Witter Funds, comprised of 126 portfolios. As of June 30, 1997, the Dean Witter Funds had total net assets of approximately $87.9 billion and more than six million shareholders.


   Six Trustees and Mr. Hedien (77% of the total number) have no affiliation or business connection with InterCapital or any of its affiliated persons and do not own any stock or other securities issued by

InterCapital's parent company, MSDWD. These are the "disinterested" or "independent" Trustees. The other two Trustees (the "management Trustees") are affiliated with InterCapital. Four of the six independent Trustees are also Independent Trustees of the TCW/DW Funds.

   Law and regulation establish both general guidelines and specific duties for the Independent Trustees. The Dean Witter Funds seek as Independent Trustees individuals of distinction and experience in business and finance, government service or academia; these are people whose advice and counsel are in demand by others and for whom there is often competition. To accept a position on the Funds' Boards, such individuals may reject other attractive assignments because the Funds make substantial demands on their time. Indeed, by serving on the Funds' Boards, certain Trustees who would otherwise be qualified and in demand to serve on bank boards would be prohibited by law from doing so.

   All of the current Independent Trustees serve as members of the Audit Committee and the Committee of the Independent Trustees. Three of them also serve as members of the Derivatives Committee. During the calendar year ended December 31, 1996, the three Committees held a combined total of sixteen meetings. The Committees hold some meetings at InterCapital's offices and some outside InterCapital. Management Trustees or officers do not attend these meetings unless they are invited for purposes of furnishing information or making a report.

   The Committee of the Independent Trustees is charged with recommending to the full Board approval of management, advisory and administration contracts, Rule 12b-1 plans and distribution and underwriting agreements; continually reviewing Fund performance; checking on the pricing of portfolio securities, brokerage commissions, transfer agent costs and performance, and trading among Funds in the same complex; and approving fidelity bond and related insurance coverage and allocations, as well as other matters that arise from time to time. The Independent Trustees are required to select and nominate individuals to fill any Independent Trustee vacancy on the Board of any Fund that has a Rule 12b-1 plan of distribution. Most of the Dean Witter Funds have such a plan.

   The Audit Committee is charged with recommending to the full Board the engagement or discharge of the Fund's independent accountants; directing investigations into matters within the scope of the independent accountants' duties, including the power to retain outside specialists; reviewing with the independent accountants the audit plan and results of the auditing engagement; approving professional services provided by the independent accountants and other accounting firms prior to the performance of such services; reviewing the independence of the independent accountants; considering the range of audit and non-audit fees; reviewing the adequacy of the Fund's system of internal controls; and preparing and submitting Committee meeting minutes to the full Board.

   Finally, the Board of each Fund has formed a Derivatives Committee to establish parameters for and oversee the activities of the Fund with respect to derivative investments, if any, made by the Fund.

DUTIES OF CHAIRMAN OF COMMITTEE OF THE INDEPENDENT TRUSTEES AND AUDIT
COMMITTEE

   The Chairman of the Committee of the Independent Trustees and the Audit Committee maintains an office at the Funds' headquarters in New York. He is responsible for keeping abreast of regulatory and industry developments and the Funds' operations and management. He screens and/or prepares written materials and identifies critical issues for the Independent Trustees to consider, develops agendas for Committee meetings, determines the type and amount of information that the Committees will need to form a judgment on various issues, and arranges to have that information furnished to Committee members. He also arranges for the services of independent experts and consults with them in advance of meetings to help refine reports and to focus on critical issues. Members of the Committees believe that the person who serves as Chairman of both Committees and guides their efforts is pivotal to the effective functioning of the Committees.

   The Chairman of the Committees also maintains continuous contact with the Funds' management, with independent counsel to the Independent Trustees and with the Funds' independent auditors. He arranges for a series of special meetings involving the annual review of investment advisory, management and other operating contracts of the Funds and, on behalf of the Committees, conducts negotiations with the Investment Manager and other service providers. In effect, the Chairman of the Committees serves as a combination of chief executive and support staff of the Independent Trustees.

   The Chairman of the Committee of the Independent Trustees and the Audit Committee is not employed by any other organization and devotes his time primarily to the services he performs as Committee Chairman and Independent Trustee of the Dean Witter Funds and as an Independent Trustee and, since July 1, 1996, as Chairman of the Committee of the Independent Trustees and the Audit Committee of the TCW/DW Funds. The current Committee Chairman has had more than 35 years experience as a senior executive in the investment company industry.

ADVANTAGES OF HAVING SAME INDIVIDUALS AS INDEPENDENT TRUSTEES FOR ALL DEAN WITTER FUNDS

   The Independent Trustees and the Funds' management believe that having the same Independent Trustees for each of the Dean Witter Funds avoids the duplication of effort that would arise from having different groups of individuals serving as Independent Trustees for each of the Funds or even of sub-groups of Funds. They believe that having the same individuals serve as Independent Trustees of all the Funds tends to increase their knowledge and expertise regarding matters which affect the Fund complex generally and enhances their ability to negotiate on behalf of each Fund with the Fund's service providers. This arrangement also precludes the possibility of separate groups of Independent Trustees arriving at conflicting decisions regarding operations and management of the Funds and avoids the cost and confusion that would likely ensue. Finally, having the same Independent Trustees serve on all Fund Boards enhances the ability of each Fund to obtain, at modest cost to each separate Fund, the services of Independent Trustees, and a Chairman of their Committees, of the caliber, experience and business acumen of the individuals who serve as Independent Trustees of the Dean Witter Funds.

COMPENSATION OF INDEPENDENT TRUSTEES

   The Fund pays each Independent Trustee an annual fee of $1,000 plus a per meeting fee of $50 for meetings of the Board of Trustees or committees of the Board of Trustees attended by the Trustee (the Fund pays the Chairman of the Audit Committee an annual fee of $750 and pays the Chairman of the Committee of the Independent Trustees an additional annual fee of $1,200). The Fund also reimburses such Trustees for travel and other out-of-pocket expenses incurred by them in connection with attending such meetings. Trustees and officers of the Fund who are or have been employed by the Investment Manager or an affiliated company receive no compensation or expense reimbursement from the Fund.

   The following table illustrates the compensation paid to the Fund's Independent Trustees by the Fund for the fiscal year ended December 31, 1996.

                              FUND COMPENSATION

                                AGGREGATE
                              COMPENSATION
NAME OF INDEPENDENT TRUSTEE   FROM THE FUND
--------------------------- ---------------
Michael Bozic ..............     $1,800
Edwin J. Garn ..............      1,800
John R. Haire ..............      3,900
Dr. Manuel H. Johnson  .....      1,750
Michael E. Nugent ..........      1,800
John L. Schroeder...........      1,750

   The following table illustrates the compensation paid to the Fund's Independent Trustees for the calendar year ended December 31, 1996 for services to the 82 Dean Witter Funds and, in the case of Messrs. Haire, Johnson, Nugent and Schroeder, the 14 TCW/DW Funds that were in operation at December 31, 1996. With respect to Messrs. Haire, Johnson, Nugent and Schroeder, the TCW/DW Funds are included solely because of a limited exchange privilege between those Funds and five Dean Witter Money Market Funds.

          CASH COMPENSATION FROM DEAN WITTER FUNDS AND TCW/DW FUNDS

                                                            FOR SERVICE AS
                                                             CHAIRMAN OF
                                                            COMMITTEES OF    FOR SERVICE AS
                                                             INDEPENDENT      CHAIRMAN OF      TOTAL CASH
                           FOR SERVICE                        DIRECTORS/     COMMITTEES OF    COMPENSATION
                         AS DIRECTOR OR    FOR SERVICE AS    TRUSTEES AND     INDEPENDENT         PAID
                           TRUSTEE AND      TRUSTEE AND         AUDIT           TRUSTEES     FOR SERVICES TO
                        COMMITTEE MEMBER  COMMITTEE MEMBER COMMITTEES OF 82    AND AUDIT     82 DEAN WITTER
NAME OF                 OF 82 DEAN WITTER   OF 14 TCW/DW     DEAN WITTER    COMMITTEES OF 14  FUNDS AND 14
INDEPENDENT TRUSTEE           FUNDS            FUNDS            FUNDS         TCW/DW FUNDS    TCW/DW FUNDS
---------------------- ----------------- ---------------- ---------------- ---------------- ---------------
Michael Bozic .........     $138,850               --                --              --         $138,850
Edwin J. Garn .........      140,900               --                --              --          140,900
John R. Haire .........      106,400          $64,283          $195,450         $12,187          378,320
Dr. Manuel H. Johnson        137,100           66,483                --              --          203,583
Michael E. Nugent  ....      138,850           64,283                --              --          203,133
John L. Schroeder......      137,150           69,083                --              --          206,233

   As of the date of this Statement of Additional Information, 57 of the Dean Witter Funds, including the Fund, have adopted a retirement program under which an Independent Trustee who retires after serving for at least five years (or such lesser period as may be determined by the Board) as an Independent Director or Trustee of any Dean Witter Fund that has adopted the retirement program (each such Fund referred to as an "Adopting Fund" and each such Trustee referred to as an "Eligible Trustee") is entitled to retirement payments upon reaching the eligible retirement age (normally, after attaining age 72). Annual payments are based upon length of service. Currently, upon retirement, each Eligible Trustee is entitled to receive from the Adopting Fund, commencing as of his or her retirement date and continuing for the remainder of his or her life, an annual retirement benefit (the "Regular Benefit") equal to 25.0% of his or her Eligible Compensation plus 0.4166666% of such Eligible Compensation for each full month of service as an Independent Director or Trustee of any Adopting Fund in excess of five years up to a maximum of 50.0% after ten years of service. The foregoing percentages may be changed by the Board. (1) "Eligible Compensation" is one-fifth of the total compensation earned by such Eligible Trustee for service to the Adopting Fund in the five year period prior to the date of the Eligible Trustee's retirement. Benefits under the retirement program are not secured or funded by the Adopting Funds.

------------
(1) An Eligible Trustee may elect alternate payments of his or her retirement benefits based upon the combined life expectancy of such Eligible Trustee and his or her spouse on the date of such Eligible Trustee's retirement. The amount estimated to be payable under this method, through the remainder of the later of the lives of such Eligible Trustee and spouse, will be the actuarial equivalent of the Regular Benefit. In addition, the Eligible Trustee may elect that the surviving spouse's periodic payment of benefits will be equal to either 50% or 100% of the previous periodic amount, an election that, respectively, increases or decreases the previous periodic amount so that the resulting payments will be the actuarial equivalent of the Regular Benefit.
                               11

   The following table illustrates the retirement benefits accrued to the Fund's Independent Trustees by the Fund for the fiscal year ended December 31, 1996 and by the 57 Dean Witter Funds (including the Fund) for the year ended December 31, 1996, and the estimated retirement benefits for the Fund's Independent Trustees, to commence upon their retirement, from the Fund as of December 31, 1996 and from the 57 Dean Witter Funds as of December 31, 1996.

         RETIREMENT BENEFITS FROM THE FUND AND ALL DEAN WITTER FUNDS




                                 FOR ALL ADOPTING FUNDS
                             -------------------------------   ESTIMATED ANNUAL
                                ESTIMATED                     RETIREMENT BENEFITS       BENEFITS
                                CREDITED                      ACCRUED AS EXPENSES  UPON RETIREMENT(2)
                                  YEARS         ESTIMATED    --------------------- ------------------
                              OF SERVICE AT   PERCENTAGE OF               BY ALL    FROM    FROM ALL
                               RETIREMENT       ELIGIBLE       BY THE    ADOPTING    THE    ADOPTING
NAME OF INDEPENDENT TRUSTEE   (MAXIMUM 10)    COMPENSATION      FUND      FUNDS     FUND     FUNDS
--------------------------- --------------- --------------- ---------- ---------- ------- ----------
Michael Bozic ..............       10             50.0%        $ 338     $20,147   $  850   $ 51,325
Edwin J. Garn ..............       10             50.0           473      27,772      850     51,325
John R. Haire ..............       10             50.0          (376)(3)  46,952    2,304    129,550
Dr. Manuel H. Johnson  .....       10             50.0           202      10,926      850     51,325
Michael E. Nugent ..........       10             50.0           338      19,217      850     51,325
John L. Schroeder...........        8             41.7           645      38,700      708     42,771

(2) Based on current levels of compensation. Amount of annual benefits also varies depending on the Trustee's elections described in Footnote (1) above.
(3) This number reflects the effect of the extension of Mr. Haire's term as Trustee until June 1, 1998.

   As of the date of this Statement of Additional Information, the aggregate number of shares of beneficial interest of the Fund owned by the Fund's officers and Trustees as a group was less than 1 percent of the Fund's shares of beneficial interest outstanding.

INVESTMENT PRACTICES AND POLICIES
-----------------------------------------------------------------------------

PORTFOLIO SECURITIES

   The payment of principal and interest by issuers of certain Municipal Bonds and Notes ("Municipal Obligations") purchased by the Fund may be guaranteed by letters of credit or other credit facilities offered by banks or other financial institutions. Such guarantees will be considered in determining whether a Municipal Obligation meets the Fund's investment quality requirements. In addition, some issues may contain provisions which permit the Fund to demand from the issuer repayment of principal at some specified period(s) prior to maturity.

   Municipal Bonds. Municipal Bonds, as referred to in the Prospectus, are debt obligations of a state, its cities, municipalities and municipal agencies (all of which are generally referred to as "municipalities") which generally have a maturity at the time of issuance of one year or more, and the interest from which is, in the opinion of bond counsel, exempt from federal income tax. They are issued to raise funds for various public purposes, such as construction of a wide range of public facilities, to refund outstanding obligations and to obtain funds for general operating expenses or to loan to other public institutions and facilities. In addition, certain types of industrial development bonds and pollution control bonds are issued by or on behalf of public authorities to provide funding for various privately operated facilities.

   Municipal Notes. Municipal Notes are short-term obligations of municipalities, generally with a maturity at the time of issuance ranging from six months to three years, the interest from which is, in the opinion of bond counsel, exempt from federal income tax. The principal types of Municipal Notes include tax anticipation notes, bond anticipation notes, revenue anticipation notes and project notes, although there are other types of Municipal Notes in which the Fund may invest. Notes sold in anticipation of collection of taxes, a bond sale or receipt of other revenues are usually general obligations of the issuing municipality or agency. Project Notes are issued by local agencies and are guaranteed by the United States Department of Housing and Urban Development. Such notes are secured by the full faith and credit of the United States Government. Project Notes are not currently being issued.

   Municipal Commercial Paper. Municipal Commercial Paper refers to short-term obligations of municipalities the interest from which is, in the opinion of bond counsel, exempt from federal income tax, and which may be issued at a discount and is sometimes referred to as Short-Term Discount Notes. Municipal Commercial Paper is likely to be used to meet seasonal working capital needs of a municipality or interim construction financing and to be paid from general revenues of the municipality or refinanced with long-term debt. In most cases, Municipal Commercial Paper is backed by letters of credit, lending agreements, note repurchase agreements or other credit facility agreements offered by banks or other institutions.

   Obligations of issuers of Municipal Bonds, Municipal Notes and Municipal Commercial Paper are subject to provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Act, and laws, if any, which may be enacted by Congress or any state extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations or upon municipalities to levy taxes. There is also the possibility that, as a result of litigation or other conditions, the power or ability of any one or more issuers to pay, when due, principal of and interest on its, or their, Municipal Bonds, Municipal Notes and Municipal Commercial Paper may be materially affected.

   Special Investment Considerations. The percentage and rating policies in the Prospectus apply at the time of acquisition of a security based upon the last previous determination of the Fund's net asset value; any subsequent change in any ratings by a rating service or change in percentages resulting from market fluctuations or other changes in the amount of total assets will not require elimination of any security from the Fund's portfolio until such time as the Investment Manager determines that it is practicable to sell the security without undue market or tax consequences to the Fund. Therefore, the Fund may hold securities which have been downgraded to ratings of Ba or BB or lower by Moody's or S&P. Such securities are considered to be speculative investments.

   Furthermore, the Fund does not have any minimum quality rating standard for its downgraded or lower-rated investments. As such, the Fund may invest in securities rated as low as Caa, Ca or C by Moody's or CCC, CC, C or CI by S&P. Bonds rated Caa or Ca by Moody's may already be in default on payment of interest or principal, while bonds rated C by Moody's, their lowest bond rating, can be regarded as having extremely poor prospects of ever attaining any real investment standing. Bonds rated CI by S&P, their lowest bond rating, are no longer making interest payments.

   Because of the special nature of securities which are rated below investment grade by national credit rating agencies ("lower-rated securities"), the Investment Manager must take account of certain special considerations in assessing the risks associated with such investments. For example, as the lower rated securities market is relatively new, its growth has paralleled a long economic expansion and it has not weathered a recession in its present size and form. Therefore, an economic downturn or increase in interest rates is likely to have a negative effect on this market and on the value of the lower rated securities held by the Fund, as well as on the ability of the securities' issuers to repay principal and interest on their borrowings.

   The prices of lower rated securities have been found to be less sensitive to changes in prevailing interest rates than higher rated investments, but are likely to be more sensitive to adverse economic changes or individual corporate developments. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which would adversely affect their ability to service their principal and interest payment obligations, to meet their projected business goals or to obtain additional financing. If the issuer of a fixed-income security owned by the Fund defaults, the Fund may incur additional expenses to seek recovery. In addition, periods of economic uncertainty and change can be expected to result in an increased volatility of market prices of lower rated securities and a concomitant volatility in the net asset value of a share of the Fund. Moreover, the market prices of certain of the Fund's portfolio securities which are structured as zero coupon securities are affected to a greater extent by interest rate changes and thereby tend to be more volatile than securities which pay interest periodically and in cash (see "Dividends, Distributions and Taxes" for a discussion of the tax ramifications of investments in such securities).

   The secondary market for lower rated securities may be less liquid than the markets for higher quality securities and, as such, may have an adverse effect on the market prices of certain securities.

The limited liquidity of the market may also adversely affect the ability of the Fund's Trustees to arrive at a fair value for certain lower rated securities at certain times and should make it difficult for the Fund to sell certain securities. In addition, new laws and potential new laws may have an adverse effect upon the value of lower rated securities and a concomitant negative impact upon the net asset value of a share of the Fund.

PORTFOLIO CHARACTERISTICS

   Variable Rate Obligations. As stated in the Prospectus, the Fund may invest in obligations of the type called "variable rate obligations."

   The interest rate payable on a variable rate obligation is adjusted either at predesignated periodic intervals or whenever there is a change in the market rate of interest on which the interest rate payable is based. Other features may include the right whereby the Fund may demand prepayment of the principal amount of the obligation prior to its stated maturity (a "demand feature") and the right of the issuer to prepay the principal amount prior to maturity. The principal benefit of a variable rate obligation is that the interest rate adjustment minimizes changes in the market value of the obligation. The principal benefit to the Fund of purchasing obligations with a demand feature is that liquidity, and the ability of the Fund to obtain repayment of the full principal amount of the obligation prior to maturity, is enhanced.

   When-Issued and Delayed Delivery Securities. As stated in the Prospectus, the Fund may purchase tax-exempt securities on a when-issued or delayed delivery basis. When such transactions are negotiated, the price is fixed at the time of the commitment, but delivery and payment can take place a month or more after the date of the commitment. While the Fund will only purchase securities on a when-issued or delayed delivery basis with the intention of acquiring the securities, the Fund may sell the securities before the settlement date, if it is deemed advisable. The securities so purchased or sold are subject to market fluctuation and no interest accrues to the purchaser during this period. At the time the Fund makes the commitment to purchase a Municipal Obligation on a when-issued or delayed delivery basis, it will record the transaction and thereafter reflect the value, each day, of the Municipal Obligation in determining its net asset value. The Fund will also establish a segregated account with its custodian bank in which it will maintain cash, cash equivalents or other high quality Municipal Obligations equal in value to commitments for such when-issued or delayed delivery securities. The Fund does not believe that its net asset value or income will be adversely affected by its purchase of Municipal Obligations on a when-issued or delayed delivery basis. The Fund may sell securities on a when-issued or delayed delivery basis provided that the Fund owns the security at the time of the sale.

   Repurchase Agreements. When cash may be available for only a few days, it may be invested by the Fund in repurchase agreements until such time as it may otherwise be invested or used for payments of obligations of the Fund. These agreements, which may be viewed as a type of secured lending by the Fund, typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell back to the institution, and that the institution will repurchase, the underlying security ("collateral"), which is held by the Fund's Custodian, at a specified price and at a fixed time in the future, usually not more than seven days from the date of purchase. The Fund will receive interest from the institution until the time when the repurchase is to occur. Although such date is deemed by the Fund to be the maturity date of a repurchase agreement, the maturities of securities subject to repurchase agreements are not subject to any limits and may exceed one year. While repurchase agreements involve certain risks not associated with direct investments in debt securities, the Fund follows procedures designed to minimize such risks. These procedures include effecting repurchase transactions only with large, well-capitalized and well-established financial institutions, whose financial condition will be continually monitored by the Investment Manager. In addition, the value of the collateral underlying the repurchase agreement will always be a least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Fund will seek to liquidate such collateral. However, the exercising of the Fund's right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss. It is the current policy of the Fund not to invest in repurchase agreements that do not mature within seven days if any such investment, together with any other illiquid assets held by the Fund, amounts to more than 10% of its total assets. The Fund's investments in repurchase agreements may at times be substantial when, in the view of the Investment Manager, liquidity or other considerations warrant. However, the Fund did not enter into any repurchase agreements during its fiscal year ended December 31, 1996 and it has no intention of entering into any such agreements in the foreseeable future.

FUTURES CONTRACTS AND OPTIONS ON FUTURES

   As discussed in the Prospectus, the Fund may invest in financial futures contracts ("futures contracts") and related options thereon. These futures contracts and related options thereon will be used only as a hedge against anticipated interest rate changes. A futures contract sale creates an obligation by the Fund, as seller, to deliver the specific type of instrument called for in the contract at a specified future time for a specified price. A futures contract purchase would create an obligation by the Fund, as purchaser, to take delivery of the specific type of financial instrument at a specified future time at a specified price. The specific securities delivered or taken, respectively, at settlement date, would not be determined until on or near that date. The determination would be in accordance with the rules of the exchange on which the futures contract sale or purchase was effected.

   Although the terms of futures contracts specify actual delivery or receipt of securities, in most instances the contracts are closed out before the settlement date without the making or taking of delivery of the securities. Closing out of a futures contract is usually effected by entering into an offsetting transaction. An offsetting transaction for a futures contract sale is effected by the Fund entering into a futures contract purchase for the same aggregate amount of the specific type of financial instrument at the same delivery date. If the price in the sale exceeds the price in the offsetting purchase, the Fund is immediately paid the difference and thus realizes a gain. If the offsetting purchase price exceeds the sale price, the Fund pays the difference and realizes a loss. Similarly, the closing out of a futures contract purchase is effected by the Fund entering into a futures contract sale. If the offsetting sale price exceeds the purchase price the Fund realizes a gain, and if the offsetting sale price is less than the purchase price the Fund realizes a loss.

   Unlike a futures contract, which requires the parties to buy and sell a security on a set date, an option on a futures contract entitles its holder to decide on or before a future date whether to enter into such a contract (a long position in the case of a call option and a short position in the case of a put option). If the holder decides not to enter into the contract, the premium paid for the contract is lost. Since the value of the option is fixed at the point of sale, there are no daily payments of cash to reflect the change in the value of the underlying contract, as discussed below for futures contracts. The value of the option changes is reflected in the net asset value of the Fund.

   The Fund is required to maintain margin deposits with brokerage firms through which it effects futures contracts and options thereon. The initial margin requirements vary according to the type of the underlying security. In addition, due to current industry practice, daily variations in gains and losses on open contracts are required to be reflected in cash in the form of variation margin payments. The Fund may be required to make additional margin payments during the term of the contract.

   Currently, futures contracts can be purchased on debt securities such as U.S. Treasury Bills and Bonds, U.S. Treasury Notes with maturities between 6 1/2 and 10 years, Certificates of the Government National Mortgage Association, Bank Certificates of Deposit and on a municipal bond index (see below). The Fund may invest in interest rate futures contracts covering these types of financial instruments as well as in new types of contracts that become available in the future.

   Financial futures contracts are traded in an auction environment on the floors of several Exchanges--principally, the Chicago Board of Trade, the Chicago Mercantile Exchange and the New York Futures Exchange. Each Exchange guarantees performance under contract provisions through a clearing corporation, a nonprofit organization managed by the Exchange membership which is also responsible for handling daily accounting of deposits or withdrawals of margin.

   A risk in employing futures contracts to protect against the price volatility of portfolio securities is that the prices of securities subject to futures contracts may correlate imperfectly with the behavior of the cash prices of the Fund's portfolio securities. The correlation may be distorted by the fact that the futures market is dominated by short-term traders seeking to profit from the difference between a contract or security price objective and their cost of borrowed funds. This would reduce the value of futures contracts for hedging purposes over a short time period. The correlation may be further distorted since the futures contracts that are being used to hedge are not based on municipal obligations.

   Another risk is that the Fund's Investment Manager could be incorrect in its expectations as to the direction or extent of various interest rate movements or the time span within which the movements take place. For example, if the Fund sold futures contracts for the sale of securities in anticipation of an increase in interest rates, and then interest rates went down instead, causing bond prices to rise, the Fund would lose money on the sale.

   Put and call options on financial futures have characteristics similar to Exchange traded options. For a further description of options, see below and the Prospectus.

   In addition to the risks associated in investing in options on securities, there are particular risks associated with investing in options on futures. In particular, the ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid secondary market. It is not certain that such a market will develop.

   The Fund may not enter into futures contracts or related options theron if, immediately thereafter, the amount committed to margin plus the amount paid for option premiums exceeds 5% of the value of the Fund's total assets. In instances involving the purchase of futures contracts by the Fund, an amount equal to the market value of the futures contract will be deposited in a segregated account of cash and cash equivalents to collateralize the position and thereby ensure that the use of such futures is unleveraged. The Fund may not purchase or sell futures contracts or related options if, immediately thereafter, more than one-third of its net assets would be hedged.

   Municipal Bond Index Futures--The Fund may utilize municipal bond index futures contracts and options thereon for hedging purposes. The Fund's strategies in employing such contracts will be similar to that discussed above with respect to financial futures and options thereon. A municipal bond index is a method of reflecting in a single number the market value of many different municipal bonds and is designed to be representative of the municipal bond market generally. The index fluctuates in response to changes in the market values of the bonds included within the index. Unlike futures contracts on particular financial instruments, futures contracts on a municipal bond index will be settled in cash if held until the close of trading in the contract. However, as in any other futures contract, a position in the contract may be closed out by purchase or sale of an offsetting contract for the same delivery month prior to expiration of the contract.

   Options--The Fund may purchase or sell (write) options on debt securities as a means of achieving additional return or hedging the value of the Fund's portfolio. The Fund will only buy options listed on national securities exchanges. The Fund will not purchase options if, as a result, the aggregate cost of all outstanding options exceeds 10% of the Fund's total assets.

   Presently there are no options on tax-exempt securities traded on national securities exchanges and until such time as they become available, the Fund will not invest in options on debt securities.

   A call option is a contract that gives the holder of the option the right to buy from the writer of the call option, in return for a premium, the security underlying the option at a specified exercise price at any time during the term of the option. The writer of the call option has the obligation, upon exercise of the option, to deliver the underlying security upon payment of the exercise price during the option period. A put option is a contract that gives the holder of the option the right to sell to the writer, in return for a premium, the underlying security at a specified price during the term of the option. The writer of the put has the obligation to buy the underlying security upon exercise, at the exercise price during the option period.

   The Fund will only write covered call or covered put options listed on national exchanges. The Fund may not write covered options in an amount exceeding 20% of the value of its total assets. A call option is "covered" if the Fund owns the underlying security covered by the call or has an absolute and immediate right to acquire that security or futures contract without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other securities held in its portfolio. A call option is also covered if the Fund holds a call on the same security or futures contract as the call written, where the exercise price of the call held is (i) equal to or less than the exercise price of the call written or (ii) greater than the exercise price of the call written if the difference is maintained by the Fund in cash, Treasury bills or other liquid portfolio securities in a segregated account with its custodian. A put option is "covered" if the Fund maintains cash, Treasury bills or other high grade short-term obligations with a value equal to the exercise price in a segregated account with its custodian, or else holds a put on the same security or futures contract as the put written where the exercise price of the put held is equal to or greater than the exercise price of the put written.

   If the Fund has written an option, it may terminate its obligation by effecting a closing purchase transaction. This is accomplished by purchasing an option of the same series as the option previously written. However, once the Fund has been assigned an exercise notice, the Fund will be unable to effect a closing purchase transaction. Similarly, if the Fund is the holder of an option, it may liquidate its position by effecting a closing sale transaction. This is accomplished by selling an option of the same series as the option previously purchased. There can be no assurance that either a closing purchase or sale transaction can be effected when the Fund so desires.

   The Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to purchase the option; the Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to purchase the option. Since call option prices generally reflect increases in the price of the underlying security, any loss resulting from the purchase of a call option may also be wholly or partially offset by unrealized appreciation of the underlying security. If a put option written by the Fund is exercised, the Fund may incur a loss equal to the difference between the exercise price of the option and the sum of the sale price of the underlying security plus the premiums received from the sale of the option. Other principal factors affecting the market value of a put or a call option include supply and demand, interest rates, the current market price and price volatility of the underlying security and the time remaining until the expiration date.

   An option position may be closed out only on an exchange which provides a secondary market for an option of the same series. Although the Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option. In such event, it might not be possible to effect closing transactions in particular options, so that the Fund would have to exercise its options in order to realize any profit and would incur brokerage commissions upon the exercise of call options and upon the subsequent disposition of underlying securities for the exercise of put options. If the Fund as a covered call option writer is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise.

PORTFOLIO MANAGEMENT

   The Fund may engage in short-term trading consistent with its investment objective. Securities may be sold in anticipation of a market decline (a rise in interest rates) or purchased in anticipation of a market rise (a decline in interest rates). In addition, a security may be sold and another security of comparable equality purchased at approximately the same time to take advantage of what the Investment Manager believes to be a temporary disparity in the normal yield relationship between the two securities. These yield disparities may occur for reasons not directly related to the investment quality of particular issues or the general movement of interest rates, such as changes in the overall demand for, or supply of, various types of tax-exempt securities.

   In general, purchases and sales may also be made to restructure the portfolio in terms of average maturity, quality, coupon yield, or diversification for any one or more of the following purposes: (a) to increase income, (b) to improve portfolio quality, (c) to minimize capital depreciation, (d) to realize gains or losses, or for such other reasons as the Investment Manager deems relevant in light of economic and market conditions.

   The Fund may invest in obligations customarily sold to institutional investors in private transactions with the issuers thereof and up to 5% of its total assets in securities for which a bona fide market does not exist at the time of purchase. With respect to any securities as to which a bona fide market does not exist, the Fund may be unable to dispose of such securities promptly at reasonable prices.

   The Fund does not generally intend to invest more than 25% of its total assets in securities of any one governmental unit or in the securities of governmental units located in any one state, territory or possession of the United States. Subject to investment restriction number 3 disclosed in the Prospectus under the Section "Investment Restrictions," the Fund may invest more than 25% of its total assets in industrial development and pollution control bonds (two kinds of tax-exempt Municipal Bonds).

INVESTMENT RESTRICTIONS
-----------------------------------------------------------------------------

   In addition to the investment restrictions enumerated in the Prospectus, the investment restrictions listed below have been adopted by the Fund as fundamental policies, which may not be changed without the vote of a majority of the outstanding voting securities of the Fund, as defined in the Act. Such a majority is defined as the lesser of (a) 67% of the shares present at a meeting of shareholders, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding shares of the Fund. For purposes of the following restrictions: (a) an "issuer" of a security is the entity whose assets and revenues are committed to the payment of interest and principal on that particular security, provided that the guarantee of a security will be considered a separate security, and provided further that a guarantee of a security shall not be deemed to be a security issued by the guarantor if the value of all securities issued or guaranteed by the guarantor and owned by the Fund does not exceed 10% of the value of the total assets of the Fund;
(b) a "taxable security" is any security the interest on which is subject to federal income tax; and (c) all percentage limitations apply immediately after a purchase or initial investment, and any subsequent change in any applicable percentage resulting from market fluctuations or other changes in the amount of total or net assets does not require elimination of any security from the portfolio.

   The Fund may not:

     1. Invest in common stock.

     2. Invest in securities of any issuer if, to the knowledge of the Fund, any officer or trustee/director of the Fund or of the Investment Manager owns more than 1/2 of 1% of the outstanding securities of such issuer, and such officers and trustees/directors who own more than 1/2 of 1% own in the aggregate more than 5% of the outstanding securities of such issuer.

     3. Purchase or sell real estate or interests therein, although it may purchase securities secured by real estate or interests therein.

     4. Purchase or sell commodities except that the Fund may purchase or sell financial futures contracts and related options thereon.

     5. Purchase oil, gas or other mineral leases, rights or royalty contracts, or exploration or development programs.

     6. Write, purchase or sell puts, calls, or combinations thereof, except for options on futures contracts or options on debt securities.

     7. Purchase securities of other investment companies, except in connection with a merger, consolidation, reorganization or acquisition of assets.

     8. Borrow money, except that the Fund may borrow from a bank for temporary or emergency purposes in amounts not exceeding 5% (taken at the lower of cost or current value) of the value of its total assets (not including the amount borrowed).

     9. Pledge its assets or assign or otherwise encumber them except to secure borrowing effected within the limitations set forth in Restriction
    8. However, for the purpose of this restriction, collateral arrangements with respect to the writing of options and collateral arrangements with respect to initial margin for futures are not deemed to be pledges of assets.

     10. Issue senior securities as defined in the Act, except insofar as the Fund may be deemed to have issued a senior security by reason of: (a) entering into any repurchase agreement; (b) purchasing any securities on a when-issued or delayed delivery basis; (c) purchasing or selling any financial futures contracts; (d) borrowing money in accordance with restrictions described above; or (e) lending portfolio securities.

     11. Make loans of money or securities, except: (a) by the purchase of debt obligations in which the Fund may invest consistent with its investment objective and policies; and (b) by investment in repurchase agreements.

     12. Make short sales of securities.

     13. Purchase securities on margin, except for such short-term loans as are necessary for the clearance of purchases of portfolio securities.

     14. Engage in the underwriting of securities, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933 in disposing of a portfolio security.

     15. Invest for the purpose of exercising control or management of any other issuer.

   Notwithstanding any other investment policy or restriction, the Fund may seek to achieve its investment objective by investing all or substantially all of its assets in another investment company having substantially the same investment objective and policies as the Fund.

PORTFOLIO TRANSACTIONS AND BROKERAGE
-----------------------------------------------------------------------------

   Subject to the general supervision of the Board of Trustees, the Investment Manager is responsible for decisions to buy and sell securities and futures contracts for the Fund, the selection of brokers and dealers to effect the transactions, and the negotiation of brokerage commissions, if any. The Fund expects that the primary market for the securities in which it intends to invest will generally be the over-the-counter market. Securities are generally traded in the over-the-counter market on an "net" basis with dealers acting as principal for their own account without charging a stated commission, although the price of the security usually includes a profit to the dealer. Options and futures transactions will usually be effected through a broker and a commission will be charged. The Fund also expects that securities will be purchased at times in underwritten offerings, where the price includes a fixed amount of compensation, generally referred to as the underwriter's concession or discount. On occasion, the Fund may also purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid. During the fiscal years ended December 31, 1994, 1995 and 1996, the Fund paid no brokerage commissions.

   The Investment Manager currently serves as investment manager to a number of clients, including other investment companies, and may in the future act as investment manager or adviser to others. It is the practice of the Investment Manager to cause purchase and sale transactions to be allocated among the Fund and others whose assets it manages in such manner as it deems equitable. In making such allocations among the Fund and other client accounts, various factors may be considered including the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, the size of investment commitments generally held and the opinions of the persons responsible for managing the portfolios of the Fund and other client accounts. In the case of certain initial and secondary public offerings, the Investment Manager may utilize a pro rata allocation process based on the size of the Dean Witter Funds involved and the number of shares available from the public offering.

   The policy of the Fund regarding purchases and sales of securities and futures contracts for its portfolio is that primary consideration will be given to obtaining the most favorable prices and efficient execution of transactions. Consistent with this policy, when securities transactions are effected on a stock exchange, the Fund's policy is to pay commissions which are considered fair and reasonable without necessarily determining that the lowest possible commissions are paid in all circumstances. The Fund believes that a requirement always to seek the lowest commission cost could impede effective portfolio management and preclude the Fund and the Investment Manager from obtaining a high quality of brokerage and research services. In seeking to determine the reasonableness of brokerage commissions paid in any transaction, the Investment Manager relies upon its experience and knowledge regarding commissions generally charged by various brokers and on its judgment in evaluating the brokerage and research services received from the broker effecting the transaction. Such determinations are necessarily subjective and imprecise, as in most cases an exact dollar value for those services is not ascertainable.

   In seeking to implement the Fund's policies, the Investment Manager effects transactions with those brokers and dealers who the Investment Manager believes provide the most favorable prices and who are capable of providing efficient executions. If the Investment Manager believes such price and execution are obtainable from more than one broker or dealer, it may give consideration to placing portfolio transactions with those brokers and dealers who also furnish research and other services to the Fund or the Investment Manager. Such services may include, but are not limited to, any one or more of the following: information as to the availability of securities for purchase or sale; statistical or factual information or opinions pertaining to investment; wire services; and appraisals or evaluations of portfolio securities.

   The information and services received by the Investment Manager from brokers and dealers may be of benefit to the Investment Manager in the management of accounts of some of its other clients and may not in all cases benefit the Fund directly. While the receipt of such information and services is useful in varying degrees and would generally reduce the amount of research or services otherwise performed by the Investment Manager and thus reduce its expenses, it is of indeterminable value and the management fee paid to the Investment Manager is not reduced by any amount that may be attributable to the value of such services.

   Pursuant to an order of the Securities and Exchange Commission, the Fund may effect principal transactions in certain money market instruments with DWR. The Fund will limit its transactions with DWR to U.S. Government and Government Agency Securities, Bank Money Instruments (i.e., Certificates of Deposit and Bankers' Acceptances) and Commercial Paper (not including Tax-Exempt Municipal Paper). Such transactions will be effected with DWR only when the price available from DWR is better than that available from other dealers. During the fiscal years ended December 31, 1994, 1995 and 1996, the Fund did not effect any principal transactions with DWR.

   Consistent with the policy described above, brokerage transactions in securities listed on exchanges or admitted to unlisted trading privileges may be effected through DWR and other affiliated brokers and dealers. In order for an affiliated broker or dealer to effect portfolio transactions for the Fund, the commissions, fees or other remuneration received by the affiliated broker or dealer must be reasonable and fair compared to the commissions, fees or other remuneration paid to other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time. This standard would allow the affiliated broker or dealer to receive no more than the remuneration which would be expected to be received by an unaffiliated broker in a commensurate arm's-length transaction. Furthermore, the Trustees of the Fund, including a majority of the Trustees who are not "interested" Trustees, have adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to an affiliated broker or dealer are consistent with the foregoing standard. The Fund did not effect any securities transactions through any affiliated brokers or dealers during its fiscal years ended December 31, 1994, 1995 and 1996.

THE DISTRIBUTOR
-----------------------------------------------------------------------------

   As discussed in the Prospectus, shares of the Fund are distributed by Dean Witter Distributors Inc. (the "Distributor"). The Distributor has entered into a selected dealer agreement with DWR, which through its own sales organization sells shares of the Fund. In addition, the Distributor may enter into selected dealer agreements with other selected broker-dealers. The Distributor, a Delaware corporation, is a wholly-owned subsidiary of MSDWD. The Trustees of the Fund, including a majority of the Trustees who are not, and were not at the time they voted, interested persons of the Fund, as defined in the Act (the "Independent Trustees"), approved, at their meeting held on June 30, 1997, the current Distribution Agreement appointing the Distributor as exclusive distributor of the Fund's shares and providing for the Distributor to bear distribution expenses not borne by the Fund. By its terms, the Distribution Agreement has an initial term ending April 30, 1998 and will remain in effect from year to year thereafter if approved by the Board.

   The Distributor bears all expenses it may incur in providing services under the Distribution Agreement. Such expenses include the payment of commissions for sales of the Fund's shares and incentive compensation to account executives. The Distributor also pays certain expenses in connection with the distribution of the Fund's shares, including the costs of preparing, printing and distributing advertising or promotional materials, and the costs of printing and distributing prospectuses and supplements thereto used in connection with the offering and sale of the Fund's shares. The Fund bears the costs of initial typesetting, printing and distribution of prospectuses and supplements thereto to shareholders. The Fund also bears the costs of registering the Fund and its shares under federal securities laws and pays filing fees in accordance with state securities laws. The Fund and the Distributor have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Under the Distribution Agreement, the Distributor uses its best efforts in rendering services to the Fund, but in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations, the Distributor is not liable to the Fund or any of its shareholders for any error of judgment or mistake of law or for any act or omission or for losses sustained by the Fund or its shareholders.

PLAN OF DISTRIBUTION


   Effective July 28, 1997, the Fund has adopted a Plan of Distribution pursuant to Rule 12b-1 under the Act (the "Plan") pursuant to which each Class, other than Class D, pays the Distributor compensation accrued daily and payable monthly at the following annual rates: 0.25%, 0.60% and 0.70% of the average daily net assets of Class A, Class B and Class C, respectively. The Distributor also receives the proceeds of front-end sales charges and of contingent deferred sales charges imposed on certain redemptions of shares, which are separate and apart from payments made pursuant to the Plan (see "Purchase of Fund Shares" in the Prospectus). The Distributor has informed the Fund that it and/or DWR received front-end sales charges on sales of the Fund's shares in the approximate amounts of $2,276,000, $972,000 and $1,050,000 for the fiscal years ended December 31, 1994, 1995 and 1996, respectively.


   The Distributor has informed the Fund that the entire fee payable by Class A and a portion of the fees payable by each of Class B and Class C each year pursuant to the Plan equal to 0.15% of the average daily net assets of Class B and 0.25% of the average daily net assets of Class C are currently each characterized as a "service fee" under the Rules of the Association of the National Association of Securities Dealers, Inc. (of which the Distributor is a member). The "service fee" is a payment made for personal service and/or the maintenance of shareholder accounts. The remaining portion of the Plan fees payable by a Class, if any, is characterized as an "asset-based sales charge" as such is defined by the aforementioned Rules of the Association.

   The Plan was adopted by a majority vote of the Board of Trustees, including all of the Trustees of the Fund who are not "interested persons" of the Fund (as defined in the Act) and who have no direct or indirect financial interest in the operation of the Plan (the "Independent 12b-1 Trustees"), cast in person at a meeting called for the purpose of voting on the Plan, on June 30, 1997.

   Under its terms, the Plan has an initial term ending April 30, 1998 and will continue from year to year thereafter, provided such continuance is approved annually by a vote of the Trustees in the manner described above.

   Under the Plan and as required by Rule 12b-1, the Trustees receive and review promptly after the end of each calendar quarter a written report provided by the Distributor of the amounts expended under the Plan and the purpose for which such expenditures were made.

   The Plan was adopted in order to permit the implementation of the Fund's method of distribution. Under this distribution method the Fund offers four Classes of shares, each with a different distribution arrangement as set forth in the Prospectus.

   With respect to Class A shares, DWR compensates its account executives by paying them, from proceeds of the front-end sales charge, commissions for the sale of Class A shares, currently a gross sales credit of up to 4.0% of the amount sold (except as provided in the following sentence) and an annual residual commission, currently a residual of up to 0.15% of the current value of the respective accounts for which they are the account executives or dealers of record in all cases. On orders of $1 million or more (for which no sales charge was paid), the Investment Manager compensates DWR's account executives by paying them, from its own funds, a gross sales credit of 1.0% of the amount sold.

   With respect to Class B shares, DWR compensates its account executives by paying them, from its own funds, commissions for the sale of Class B shares, currently a gross sales credit of up to 4.0% of the amount sold and an annual residual commission, currently a residual of up to 0.15% of the current value of the respective accounts for which they are the account executives of record.

   With respect to Class C shares, DWR compensates its account executives by paying them, from its own funds, commissions for the sale of Class C shares, currently a gross sales credit of up to 1.0% of the amount sold and an annual residual commission, currently a residual of up to 0.70% of the current value of the respective accounts for which they are the account executives of record.

   With respect to Class D shares other than shares held by participants in the InterCapital mutual fund asset allocation program, the Investment Manager compensates DWR's account executives by paying them, from its own funds, commissions for the sale of Class D shares, currently a gross sales credit of up to 1.0% of the amount sold. There is a chargeback of 100% of the amount paid if the Class D shares are redeemed in the first year and a chargeback of 50% of the amount paid if the Class D shares are redeemed in the second year after purchase. The Investment Manager also compensates DWR's account executives by paying them, from its own funds, an annual residual commission, currently a residual of up to 0.10% of the current value of the respective accounts for which they are the account executives of record (not including accounts of participants in the InterCapital mutual fund asset allocation program).

   The gross sales credit is a charge which reflects commissions paid by DWR to its account executives and DWR's Fund-associated distribution-related expenses, including sales compensation, and overhead and other branch office distribution-related expenses including (a) the expenses of operating DWR's branch offices in connection with the sale of Fund shares, including lease costs, the salaries and employee benefits of operations and sales support personnel, utility costs, communications costs and the costs of stationery and supplies, (b) the costs of client sales seminars, (c) travel expenses of mutual fund sales coordinators to promote the sale of Fund shares and (d) other expenses relating to branch promotion of Fund sales. The distribution fee that the Distributor receives from the Fund under the Plan, in effect, offsets distribution expenses incurred under the Plan on behalf of the Fund and, in the case of Class B shares, opportunity costs, such as the gross sales credit and an assumed interest charge thereon ("carrying charge"). In the Distributor's reporting of the distribution expenses to the Fund, in the case of Class B shares, such assumed interest (computed at the "broker's call rate") has been calculated on the gross credit as it is reduced by amounts received by the Distributor under the Plan and any contingent deferred sales charges received by the Distributor upon redemption of shares of the Fund. No other interest charge is included as a distribution expense in the Distributor's calculation of its distribution costs for this purpose. The broker's call rate is the interest rate charged to securities brokers on loans secured by exchange-listed securities.

   The Fund is authorized to reimburse expenses incurred or to be incurred in promoting the distribution of the Fund's Class A and Class C shares and in servicing shareholder accounts. Reimbursement will be made through payments at the end of each month. The amount of each monthly payment may in no event exceed an amount equal to a payment at the annual rate of 0.25%, in the case of Class A, and 0.70%, in the case of Class C, of the average net assets of the respective Class during the month. No interest or other financing charges, if any, incurred on any distribution expenses on behalf of Class A and Class C will be reimbursable under the Plan. With respect to Class A, in the case of all expenses other than expenses representing the service fee, and, with respect to Class C, in the case of all expenses other than expenses representing a gross sales credit or a residual to account executives, such amounts shall be determined at the beginning of each calendar quarter by the Trustees, including, a majority of the Independent 12b-1 Trustees. Expenses representing the service fee (for Class A) or a gross sales credit or a residual to account executives (for Class C) may be reimbursed without prior determination. In the event that the Distributor proposes that monies shall be reimbursed for other than such expenses, then in making quarterly determinations of the amounts that may be reimbursed by the Fund, the Distributor will provide and the Trustees will review a quarterly budget of projected distribution expenses to be incurred on behalf of the Fund, together with a report explaining the purposes and anticipated benefits of incurring such expenses. The Trustees will determine which particular expenses, and the portions thereof, that may be borne by the Fund, and in making such a determination shall consider the scope of the Distributor's commitment to promoting the distribution of the Fund's Class A and Class C shares.

   At any given time, the expenses of distributing shares of the Fund may be more or less than the total of (i) the payments made by the Fund pursuant to the Plan and (ii) the proceeds of contingent deferred sales charges paid by investors upon redemption of shares. Because there is no requirement under the

Plan that the Distributor be reimbursed for all distribution expenses with respect to Class B shares or any requirement that the Plan be continued from year to year, this excess amount does not constitute a liability of the Fund. Although there is no legal obligation for the Fund to pay expenses incurred in excess of payments made to the Distributor under the Plan and the proceeds of contingent deferred sales charges paid by investors upon redemption of shares, if for any reason the Plan is terminated, the Trustees will consider at that time the manner in which to treat such expenses. Any cumulative expenses incurred, but not yet recovered through distribution fees or contingent deferred sales charges, may or may not be recovered through future distribution fees or contingent deferred sales charges.

   No interested person of the Fund nor any Trustee of the Fund who is not an interested person of the Fund, as defined in the Act, has any direct financial interest in the operation of the Plan except to the extent that the Distributor, InterCapital, DWR, DWSC or certain of their employees may be deemed to have such an interest as a result of benefits derived from the successful operation of the Plan or as a result of receiving a portion of the amounts expended thereunder by the Fund.

   The Plan may not be amended to increase materially the amount to be spent for the services described therein without approval by the shareholders of the affected Class or Classes of the Fund, and all material amendments to the Plan must also be approved by the Trustees in the manner described above. The Plan may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent 12b-1 Trustees or by a vote of a majority of the outstanding voting securities of the Fund (as defined in the Act) on not more than thirty days' written notice to any other party to the Plan. So long as the Plan is in effect, the election and nomination of Independent 12b-1 Trustees shall be committed to the discretion of the Independent 12b-1 Trustees.

DETERMINATION OF NET ASSET VALUE
-----------------------------------------------------------------------------

   As discussed in the Prospectus, the net asset value per share for each Class of shares of the Fund is determined once daily at 4:00 p.m., New York time (or, on days when the New York Stock Exchange closes prior to 4 p.m., at such earlier time), on each day that the New York Stock Exchange is open. The New York Stock Exchange currently observes the following holidays: New Year's Day; Presidents' Day; Good Friday; Memorial Day; Independence Day; Labor Day; Thanksgiving Day; and Christmas Day.

   Portfolio securities (other than short-term debt securities and futures and options) are valued for the Fund by an outside independent pricing service approved by the Board of Trustees. The pricing service has informed the Fund that in valuing the Fund's portfolio securities it uses both a computerized grid matrix of tax-exempt securities and evaluations by its staff, in each case based on information concerning market transactions and quotations from dealers which reflect the bid side of the market each day. The Fund's portfolio securities are thus valued by reference to a combination of transactions and quotations for the same or other securities believed to be comparable in quality, coupon, maturity, type of issue, call provisions, trading characteristics and other features deemed to be relevant. The Board of Trustees believes that timely and reliable market quotations are generally not readily available to the Fund for purposes of valuing tax-exempt securities and that the valuations supplied by the pricing service, using the procedures outlined above and subject to periodic review, are more likely to approximate the fair value of such securities. The Investment Manager will periodically review and evaluate the procedures, methods and quality of services provided by the pricing service then being used by the Fund and may, from time to time, recommend to the Board of Trustees the use of other pricing services or discontinuance of the use of any pricing service in whole or part. The Board may determine to approve such recommendation or take other provisions for pricing of the Fund's portfolio securities.

PURCHASE OF FUND SHARES
-----------------------------------------------------------------------------

   As discussed in the Prospectus, the Fund offers four Classes of shares as follows:

INITIAL SALES CHARGE ALTERNATIVE--CLASS A SHARES

   Class A shares are sold to investors with an initial sales charge that declines to zero for larger purchases; however, Class A shares sold without an initial sales charge are subject to a contingent deferred sales charge ("CDSC") of 1.0% if redeemed within one year of purchase, except in the circumstances discussed in the Prospectus.

   Right of Accumulation. As discussed in the Prospectus, investors may combine the current value of shares purchased in separate transactions for purposes of benefitting from the reduced sales charges available for purchases of shares of the Fund totalling at least $25,000 in net asset value. For example, if any person or entity who qualifies for this privilege holds Class A shares of the Fund and/or other Dean Witter Funds that are multiple class funds ("Dean Witter Multi-Class Funds") or shares of other Dean Witter Funds sold with a front-end sales charge purchased at a price including a front-end sales charge having a current value of $5,000, and purchases $20,000 of additional shares of the Fund, the sales charge applicable to the $20,000 purchase would be 4.0% of the offering price.

   The Distributor must be notified by the selected broker-dealer or the shareholder at the time a purchase order is placed that the purchase qualifies for the reduced charge under the Right of Accumulation. Similar notification must be made in writing by the selected broker-dealer or shareholder when such an order is placed by mail. The reduced sales charge will not be granted if: (a) such notification is not furnished at the time of the order; or (b) a review of the records of the Distributor or Dean Witter Trust Company (the "Transfer Agent") fails to confirm the investor's represented holdings.

   Letter of Intent. As discussed in the Prospectus, reduced sales charges are available to investors who enter into a written Letter of Intent providing for the purchase, within a thirteen-month period, of Class A shares of the Fund from the Distributor or from a single Selected Broker-Dealer.

   A Letter of Intent permits an investor to establish a total investment goal to be achieved by any number of purchases over a thirteen-month period. Each purchase of Class A shares made during the period will receive the reduced sales commission applicable to the amount represented by the goal, as if it were a single purchase. A number of shares equal in value to 5% of the dollar amount of the Letter of Intent will be held in escrow by the Transfer Agent, in the name of the shareholder. The initial purchase under a Letter of Intent must be equal to at least 5% of the stated investment goal.

   The Letter of Intent does not obligate the investor to purchase, nor the Fund to sell, the indicated amount. In the event the Letter of Intent goal is not achieved within the thirteen-month period, the investor is required to pay the difference between the sales charge otherwise applicable to the purchases made during this period and sales charges actually paid. Such payment may be made directly to the Distributor or, if not paid, the Distributor is authorized by the shareholder to liquidate a sufficient number of his or her escrowed shares to obtain such difference.

   If the goal is exceeded and purchases pass the next sales charge level, the sales charge on the entire amount of the purchase that results in passing that level and on subsequent purchases will be subject to further reduced sales charges in the same manner as set forth above under "Right of Accumulation," but there will be no retroactive reduction of sales charges on previous purchases. For the purpose of determining whether the investor is entitled to a further reduced sales charge applicable to purchases at or above a sales charge level which exceeds the stated goal of a Letter of Intent, the cumulative current net asset value of any shares owned by the investor in any other Dean Witter Funds held by the shareholder which were previously purchased at a price including a front-end sales charge (including shares of the Fund and other Dean Witter Funds acquired in exchange for those shares, and including in each case shares acquired through reinvestment of dividends and distributions) will be added to the cost or net asset value of shares of the Fund owned by the investor. However, shares of "Exchange Funds" (see "Shareholder Services--Exchange Privilege") and the purchase of shares of other Dean Witter Funds will not be included in determining whether the stated goal of a Letter of Intent has been reached.

   At any time while a Letter of Intent is in effect, a shareholder may, by written notice to the Distributor, increase the amount of the stated goal. In that event, only shares purchased during the previous 90-day period and still owned by the shareholder will be included in the new sales charge reduction. The 5% escrow and minimum purchase requirements will be applicable to the new stated goal. Investors electing to purchase shares of the Fund pursuant to a Letter of Intent should carefully read such Letter of Intent.

CONTINGENT DEFERRED SALES CHARGE ALTERNATIVE--CLASS B SHARES

   Class B shares are sold without an initial sales charge but are subject to a CDSC payable upon most redemptions within six years after purchase. As stated in the Prospectus, a CDSC will be imposed on any redemption by an investor if after such redemption the current value of the investor's Class B shares of the Fund is less than the dollar amount of all payments by the shareholder for the purchase of Class B shares during the preceding six years. However, no CDSC will be imposed to the extent that the net asset value of the shares redeemed does not exceed: (a) the current net asset value of shares purchased more than six years prior to the redemption, plus (b) the current net asset value of shares purchased through reinvestment of dividends or distributions of the Fund or another Dean Witter Fund (see "Shareholder Services--Targeted Dividends"), plus (c) the current net asset value of shares acquired in exchange for (i) shares of Dean Witter front-end sales charge funds, or (ii) shares of other Dean Witter Funds for which shares of front-end sales charge funds have been exchanged (see "Shareholder Services--Exchange Privilege"), plus (d) increases in the net asset value of the investor's shares above the total amount of payments for the purchase of Fund shares made during the preceding six years. The CDSC will be paid to the Distributor.

   In determining the applicability of the CDSC to each redemption, the amount which represents an increase in the net asset value of the investor's shares above the amount of the total payments for the purchase of shares within the last six years will be redeemed first. In the event the redemption amount exceeds such increase in value, the next portion of the amount redeemed will be the amount which represents the net asset value of the investor's shares purchased more than six years prior to the redemption and/or shares purchased through reinvestment of dividends or distributions and/or shares acquired in exchange for shares of Dean Witter front-end sales charge funds, or for shares of other Dean Witter funds for which shares of front-end sales charge funds have been exchanged. A portion of the amount redeemed which exceeds an amount which represents both such increase in value and the value of shares purchased more than six years prior to the redemption and/or shares purchased through reinvestment of dividends or distributions and/or shares acquired in the above-described exchanges will be subject to a CDSC.

   The amount of the CDSC, if any, will vary depending on the number of years from the time of payment for the purchase of Class B shares of the Fund until the time of redemption of such shares. For purposes of determining the number of years from the time of any payment for the purchase of shares, all payments made during a month will be aggregated and deemed to have been made on the last day of the month. The following table sets forth the rates of the CDSC applicable to Class B shares of the Fund:

         YEAR SINCE
          PURCHASE             CDSC AS A PERCENTAGE
        PAYMENT MADE            OF AMOUNT REDEEMED
--------------------------- ------------------------
First ......................           5.0%
Second .....................           4.0%
Third ......................           3.0%
Fourth .....................           2.0%
Fifth ......................           2.0%
Sixth ......................           1.0%
Seventh and thereafter  ....           None


   In determining the rate of the CDSC, it will be assumed that a redemption is made of shares held by the investor for the longest period of time within the applicable six-year period. This will result in any such CDSC being imposed at the lowest possible rate. The CDSC will be imposed, in accordance with the table shown above, on any redemptions within six years of purchase which are in excess of these amounts and which redemptions do not qualify for waiver of the CDSC, as described in the Prospectus.

LEVEL LOAD ALTERNATIVE--CLASS C SHARES

   Class C shares are sold without a sales charge but are subject to a CDSC of 1.0% on most redemptions made within one year after purchase, except in the circumstances discussed in the Prospectus.

NO LOAD ALTERNATIVE--CLASS D SHARES

   Class D shares are offered without any sales charge on purchase or redemption. Class D shares are offered only to those persons meeting the qualifications set forth in the Prospectus.

SHAREHOLDER SERVICES
-----------------------------------------------------------------------------

   Upon the purchase of shares of the Fund, a Shareholder Investment Account is opened for the investor on the books of the Fund and maintained by the Transfer Agent. This is an open account in which shares owned by the investor are credited by the Transfer Agent in lieu of issuance of a share certificate. If a share certificate is desired, it must be requested in writing for each transaction. Certificates are issued only for full shares and may be redeposited in the account at any time. There is no charge to the investor for issuance of a certificate. Whenever a shareholder instituted transaction takes place in the Shareholder Investment Account, the shareholder will be mailed a confirmation of the transaction from the Fund or DWR or other selected broker-dealer.

   Automatic Investment of Dividends and Distributions. As stated in the Prospectus, all income dividends and capital gains distributions are automatically paid in full and fractional shares of the applicable Class of the Fund, unless the shareholder requests that they be paid in cash. Each purchase of shares of the Fund is made upon the condition that the Transfer Agent is thereby automatically appointed as agent of the investor to receive all dividends and capital gains distributions on shares owned by the investor. Such dividends and distributions will be paid, at the net asset value per share, in shares of the applicable Class of the Fund (or in cash if the shareholder so requests) as of the close of business on the monthly payment date, as stated in the Prospectus. At any time an investor may request the Transfer Agent, in writing, to have subsequent dividends and/or capital gains distributions paid to him or her in cash rather than shares. To assure sufficient time to process the change, such request should be received by the Transfer Agent at least five business days prior to the payment date of the dividend or the record date of the distribution. In the case of recently purchased shares for which registration instructions have not been received on the record date, cash payments will be made to DWR or other selected broker-dealer, and will be forwarded to the shareholder, upon the receipt of proper instructions.

   Targeted Dividends. (Service Mark) In states where it is legally permissible, shareholders may also have all income dividends and capital gains distributions automatically invested in shares of any Class of an open-end Dean Witter Fund other than Dean Witter Tax-Exempt Securities Trust or in another Class of Dean Witter Tax-Exempt Securities Trust. Such investment will be made as described above for automatic investment in shares of the applicable Class of the Fund, at the net asset value per share of the selected Dean Witter Fund as of the close of business on the payment date of the dividend or distribution and will begin to earn dividends, if any, in the selected Dean Witter Fund the next business day. To participate in the Targeted Dividends program, shareholders should contact their DWR or other selected broker-dealer account executive or the Transfer Agent. Shareholders of the Fund must be shareholders of the selected Class of the Dean Witter Fund targeted to receive investments from dividends at the time they enter the Targeted Dividends program. Investors should review the prospectus of the targeted Dean Witter Fund before entering the program.

   EasyInvest. (Service Mark) Shareholders may subscribe to EasyInvest, an automatic purchase plan which provides for any amount from $100 to $5,000 to be transferred automatically from a checking or savings account or following redemption of shares of a Dean Witter money market fund, on a semi-monthly, monthly or quarterly basis, to the Transfer Agent for investment in shares of the Fund. Shares purchased through EasyInvest will be added to the shareholder's existing account at the net asset value calculated the same business day the transfer of funds is effected. For further information or to subscribe to EasyInvest, shareholders should contact their DWR or other selected broker-dealer account executive or the Transfer Agent.

   Investment of Dividends or Distributions Received in Cash. Any shareholder who receives a cash payment representing a dividend or capital gains distribution may invest such dividend or distribution in shares of the applicable Class at net asset value, without the imposition of a CDSC upon redemption, by returning the check or the proceeds to the Transfer Agent within thirty days after the payment date. If the shareholder returns the proceeds of a dividend or distribution, such funds must be accompanied by a signed statement indicating that the proceeds constitute a dividend or distribution to be invested. Such investment will be made at the net asset value per share next determined after receipt of the proceeds by the Transfer Agent.

   Systematic Withdrawal Plan. As discussed in the Prospectus, a systematic withdrawal plan (the "Withdrawal Plan") is available for shareholders who own or purchase shares of the Fund having a minimum value of $10,000 based upon their current net asset value. The plan provides for monthly or quarterly (March, June, September and December) checks in any dollar amount, not less than $25, or in any whole percentage of the account balance, on an annualized basis. Any applicable CDSC will be imposed on shares redeemed under the Withdrawal Plan (see "Purchase of Fund Shares"). Therefore, any shareholder participating in the Withdrawal Plan will have sufficient shares redeemed from his or her account so that the proceeds (net of any applicable CDSC) to the shareholder will be the designated monthly or quarterly amount.

   The Transfer Agent acts as agent for the shareholder in tendering to the Fund for redemption sufficient full and fractional shares to provide the amount of the periodic withdrawal payment designated in the application. The shares will be redeemed at their net asset value determined on the tenth or twenty-fifth day (or next following business day) of the relevant month or quarter and normally a check for the proceeds will be mailed by the Transfer Agent, or amounts credited to a shareholder's DWR or other selected broker-dealer brokerage account, within five days after the date of redemption. The Withdrawal Plan may be terminated at any time by the Fund.

   Withdrawal Plan payments should not be considered as dividends, yields or income. If periodic withdrawal plan payments continuously exceed net investment income and net capital gains, the shareholder's original investment will be correspondingly reduced and ultimately exhausted.

   Each withdrawal constitutes a redemption of shares and any gain or loss realized must be recognized for federal income tax purposes. Although the shareholder may make additional investments of $2,500 or more under the Withdrawal Plan, withdrawals made concurrently with purchases of additional shares may be inadvisable because of sales charges which may be applicable to purchases or redemptions of shares (see "Purchase of Fund Shares").

   Any shareholder who wishes to have payments under the Withdrawal Plan made to a third party or sent to an address other than the one listed on the account must send complete written instructions to the Transfer Agent to enroll in the Withdrawal Plan. The shareholder's signature on such instructions must be guaranteed by an eligible guarantor acceptable to the Transfer Agent (shareholders should contact the Transfer Agent for a determination as to whether a particular institution is such an eligible guarantor). A shareholder may, at any time, change the amount and interval of withdrawal payments and the address to which checks are mailed by written notification to the Transfer Agent. In addition, the party and/or the address to which checks are mailed may be changed by written notification to the Transfer Agent, with signature guarantees required in the manner described above. The shareholder may also terminate the Withdrawal Plan at any time by written notice to the Transfer Agent. In the event of such termination, the account will be continued as a regular shareholder investment account. The shareholder may also redeem all or part of the shares held in the Withdrawal Plan account (see "Redemptions and Repurchases" in the Prospectus) at any time.

   Direct Investments through Transfer Agent. As discussed in the Prospectus, shareholders may make additional investments in any Class of shares of the Fund for which they qualify at any time by sending a check in any amount, not less than $100, payable to Dean Witter Tax-Exempt Securities Trust, and indicating the selected Class, directly to the Fund's Transfer Agent. In the case of Class A shares, after deduction of any applicable sales charge, the balance will be applied to the purchase of Fund shares, and, in the case of shares of the other Classes, the entire amount will be applied to the purchase of Fund shares, at the net asset value per share next computed after receipt of the check or purchase payment by the Transfer Agent. The shares so purchased will be credited to the investor's account.

EXCHANGE PRIVILEGE

   As discussed in the Prospectus, the Fund makes available to its shareholders an Exchange Privilege whereby shareholders of each Class of shares of the Fund may exchange their shares for shares of the same Class of shares of any other Dean Witter Multi-Class Fund without the imposition of any exchange fee. Shares may also be exchanged for shares of any of the following funds: Dean Witter Short-Term U.S. Treasury Trust, Dean Witter Limited Term Municipal Trust, Dean Witter Short-Term Bond

Fund, Dean Witter Intermediate Term U.S. Treasury Trust and five Dean Witter Funds which are money market funds (the foregoing nine funds are hereinafter referred to as the "Exchange Funds"). Class A shares may also be exchanged for shares of Dean Witter Multi-State Municipal Series Trust and Dean Witter Hawaii Municipal Trust, which are Dean Witter Funds sold with a front-end sales charge ("FSC Funds"). Class B shares may also be exchanged for shares of Dean Witter Global Short-Term Income Fund Inc., Dean Witter High Income Securities and Dean Witter National Municipal Trust, which are Dean Witter Funds offered with a CDSC ("CDSC Funds"). Exchanges may be made after the shares of the Fund acquired by purchase (not by exchange or dividend reinvestment) have been held for thirty days. There is no waiting period for exchanges of shares acquired by exchange or dividend reinvestment. An exchange will be treated for federal income tax purposes the same as a repurchase or redemption of shares, on which the shareholder may realize a capital gain or loss.

   Any new account established through the Exchange Privilege will have the same registration and cash dividend or dividend reinvestment plan as the present account, unless the Transfer Agent receives written notification to the contrary. For telephone exchanges, the exact registration of the existing account and the account number must be provided.

   Any shares held in certificate form cannot be exchanged but must be forwarded to the Transfer Agent and deposited into the shareholder's account before being eligible for exchange. (Certificates mailed in for deposit should not be endorsed.)

   As described below, and in the Prospectus under the caption "Purchase of Fund Shares," a CDSC may be imposed upon a redemption, depending on a number of factors, including the number of years from the time of purchase until the time of redemption or exchange ("holding period"). When shares of a Dean Witter Multi-Class Fund or any CDSC Fund are exchanged for shares of an Exchange Fund, the exchange is executed at no charge to the shareholder, without the imposition of the CDSC at the time of the exchange. During the period of time the shareholder remains in the Exchange Fund (calculated from the last day of the month in which the Exchange Fund shares were acquired), the holding period or "year since purchase payment made" is frozen. When shares are redeemed out of the Exchange Fund, they will be subject to a CDSC which would be based upon the period of time the shareholder held shares in a Dean Witter Multi-Class Fund or in a CDSC Fund. However, in the case of shares exchanged into an Exchange Fund on or after April 23, 1990, upon a redemption of shares which results in a CDSC being imposed, a credit (not to exceed the amount of the CDSC) will be given in an amount equal to the Exchange Fund 12b-1 distribution fees incurred on or after that date which are attributable to those shares. Shareholders acquiring shares of an Exchange Fund pursuant to this exchange privilege may exchange those shares back into a Dean Witter Multi-Class Fund or a CDSC Fund from the Exchange Fund, with no CDSC being imposed on such exchange. The holding period previously frozen when shares were first exchanged for shares of the Exchange Fund resumes on the last day of the month in which shares of a Dean Witter Multi-Class Fund or of a CDSC Fund are reacquired. A CDSC is imposed only upon an ultimate redemption, based upon the time (calculated as described above) the shareholder was invested in a Dean Witter Multi-Class Fund or in a CDSC Fund. In the case of exchanges of Class A shares which are subject to a CDSC, the holding period also includes the time (calculated as described above) the shareholder was invested in a FSC Fund.

   When shares initially purchased in a Dean Witter Multi-Class Fund or in a CDSC Fund are exchanged for shares of a Dean Witter Multi-Class Fund, shares of a CDSC Fund, shares of a FSC Fund, or shares of an Exchange Fund, the date of purchase of the shares of the fund exchanged into, for purposes of the CDSC upon redemption, will be the last day of the month in which the shares being exchanged were originally purchased. In allocating the purchase payments between funds for purposes of the CDSC, the amount which represents the current net asset value of shares at the time of the exchange which were
(i) purchased more than one, three or six years (depending on the CDSC schedule applicable to the shares) prior to the exchange, (ii) originally acquired through reinvestment of dividends or distributions and (iii) acquired in exchange for shares of FSC Funds, or for shares of other Dean Witter Funds for which shares of FSC Funds have been exchanged (all such shares called "Free Shares"), will be exchanged first. After an exchange, all dividends earned on shares in an Exchange Fund will be considered Free Shares. If the exchanged amount exceeds the value of such Free Shares, an exchange is made, on a block-by-block basis, of non-Free Shares held for the longest period of time (except that, with respect to Class B shares, if shares held for identical periods of time but subject to different CDSC schedules are held in the same Exchange Privilege account, the shares of that block that are subject to a lower CDSC rate will be exchanged prior to the shares of that block that are subject to a higher CDSC rate). Shares equal to any appreciation in the value of non-Free Shares exchanged will be treated as Free Shares, and the amount of the purchase payments for the non-Free Shares of the fund exchanged into will be equal to the lesser of (a) the purchase payments for, or (b) the current net asset value of, the exchanged non-Free Shares. If an exchange between funds would result in exchange of only part of a particular block of non-Free Shares, then shares equal to any appreciation in the value of the block (up to the amount of the exchange) will be treated as Free Shares and exchanged first, and the purchase payment for that block will be allocated on a pro rata basis between the non-Free Shares of that block to be retained and the non-Free Shares to be exchanged. The prorated amount of such purchase payment attributable to the retained non-Free Shares will remain as the purchase payment for such shares, and the amount of purchase payment for the exchanged non-Free Shares will be equal to the lesser of (a) the prorated amount of the purchase payment for, or (b) the current net asset value of, those exchanged non-Free Shares. Based upon the procedures described in the Prospectus under the caption "Purchase of Fund Shares," any applicable CDSC will be imposed upon the ultimate redemption of shares of any fund, regardless of the number of exchanges since those shares were originally purchased.

   With respect to the redemption or repurchase of shares of the Fund, the application of proceeds to the purchase of new shares in the Fund or any other of the funds and the general administration of the Exchange Privilege, the Transfer Agent acts as agent for the Distributor and for the shareholder's selected broker-dealer, if any, in the performance of such functions. With respect to exchanges, redemptions or repurchases, the Transfer Agent shall be liable for its own negligence and not for the default or negligence of its correspondents or for losses in transit. The Fund shall not be liable for any default or negligence of the Transfer Agent, the Distributor or any selected broker-dealer.

   The Distributor and any selected broker-dealer have authorized and appointed the Transfer Agent to act as their agent in connection with the application of proceeds of any redemption of Fund shares to the purchase of shares of any other fund and the general administration of the Exchange Privilege. No commission or discounts will be paid to the Distributor or any selected broker-dealer for any transactions pursuant to this Exchange Privilege.

   Exchanges are subject to the minimum investment requirement and any other conditions imposed by each fund. (The minimum initial investment for the Exchange Privilege account of each Class is $5,000 for Dean Witter Liquid Asset Fund Inc., Dean Witter Tax-Free Daily Income Trust, Dean Witter New York Municipal Money Market Trust and Dean Witter California Tax-Free Daily Income Trust, although those funds may, at their discretion, accept initial investments of as low as $1,000. The minimum initial investment for the Exchange Privilege account of each Class is $10,000 for Dean Witter Short-Term U.S. Treasury Trust, although that fund may, at its discretion, accept initial investments of as low as $5,000. The minimum initial investment for the Exchange Privilege account of each Class is $5,000 for Dean Witter Special Value Fund. The minimum initial investment for the Exchange Privilege account of each Class of all other Dean Witter Funds for which the Exchange Privilege is available is $1,000.) Upon exchange into an Exchange Fund, the shares of that fund will be held in a special Exchange Privilege Account separately from accounts of those shareholders who haved acquired their shares directly from that fund. As a result, certain services normally available to shareholders of those funds, including the check writing feature, will not be available for funds held in that account.

   The Fund and each of the other Dean Witter Funds may limit the number of times this Exchange Privilege may be exercised by any investor within a specified period of time. Also, the Exchange Privilege may be terminated or revised at any time by the Fund and/or any of the Dean Witter Funds for which shares of the Fund have been exchanged, upon such notice as may be required by applicable regulatory agencies (presently sixty days' prior written notice for termination or material revision), provided that six months' prior written notice of termination will be given to the shareholders who hold shares of Exchange Funds, pursuant to the Exchange Privilege and provided further that the Exchange Privilege may be terminated or materially revised without notice at times (a) when the New York Stock Exchange is closed for other than customary weekends and holidays, (b) when trading on that Exchange is restricted, (c) when an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets, (d) during any other period when the Securities and Exchange Commission by order so permits (provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (b) or (c) exist), or (e) if the Fund would be unable to invest amounts effectively in accordance with its investment objective(s), policies and restrictions.

   For further information regarding the Exchange Privilege, shareholders should contact their DWR or other selected broker-dealer account executive or the Transfer Agent.

REDEMPTIONS AND REPURCHASES
-----------------------------------------------------------------------------

   Redemption. As stated in the Prospectus, shares of each Class of the Fund can be redeemed for cash at any time at the net asset value per share next determined; however, such redemption proceeds will be reduced by the amount of any applicable CDSC. If shares are held in a shareholder's account without a share certificate, a written request for redemption to the Fund's Transfer Agent at P.O. Box 983, Jersey City, NJ 07303 is required. If certificates are held by the shareholder, the shares may be redeemed by surrendering the certificates with a written request for redemption. The share certificate, or an accompanying stock power, and the request for redemption, must be signed by the shareholder or shareholders exactly as the shares are registered. Each request for redemption, whether or not accompanied by a share certificate, must be sent to the Fund's Transfer Agent, which will redeem the shares at their net asset value next computed (see "Purchase of Fund Shares" in the Prospectus) after it receives the request, and certificate, if any, in good order. Any redemption request received after such computation will be redeemed at the next determined net asset value.

   Whether certificates are held by the shareholder or shares are held in a shareholder's account, if the proceeds are to be paid to any person other than the record owner, or if the proceeds are to be paid to a corporation (other than the Distributor or a selected broker-dealer for the account of the shareholder), partnership, trust or fiduciary, or sent to the shareholder at an address other than the registered address, signatures must be guaranteed by an eligible guarantor acceptable to the Transfer Agent (shareholders should contact the Transfer Agent for a determination as to whether a particular institution is such an eligible guarantor). A stock power may be obtained from any dealer or commercial bank. The Fund may change the signature guarantee requirements from time to time upon notice to shareholders, which may be by means of a new prospectus.

   Repurchase. As stated in the Prospectus, DWR and other selected broker-dealers are authorized to repurchase shares represented by a share certificate which is delivered to any of their offices. Shares held in a shareholder's account without a share certificate may also be repurchased by DWR and other selected broker-dealers upon the telephonic request of the shareholder. The repurchase price is the net asset value next computed after such purchase order is received by DWR or other selected broker-dealer reduced by any applicable CDSC.

   Payment for Shares Redeemed or Repurchased. As discussed in the Prospectus, payment for shares of any Class presented for repurchase or redemption will be made by check within seven days after receipt by the Transfer Agent of the certificate and/or written request in good order. The term good order means that the share certificate, if any, and request for redemption are properly signed, accompanied by any documentation required by the Transfer Agent, and bear signature guarantees when required by the Fund or the Transfer Agent. Such payment may be postponed or the right of redemption suspended at times (a) when the New York Stock Exchange is closed for other than customary weekends and holidays, (b) when trading on that Exchange is restricted, (c) when an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets, or (d) during any other period when the Securities and Exchange Commission by order so permits; provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (b) or (c) exist. If the shares to be redeemed have recently been purchased by check (including a certified or bank cashier's check), payment of redemption proceeds may be delayed for the minimum time needed to verify that the check used for investment has been honored (not more than fifteen days from the time of receipt of the check by the Transfer Agent). Shareholders maintaining margin accounts with DWR or another selected broker-dealer are referred to their account executive regarding restrictions on redemption of shares of the Fund pledged in the margin account.

   Transfers of Shares. In the event a shareholder requests a transfer of any shares to a new registration, such shares will be transferred without sales charge at the time of transfer. With regard to the status of shares which are either subject to the CDSC or free of such charge (and with regard to the length of time shares subject to the charge have been held), any transfer involving less than all the shares in an account will be made on a pro rata basis (that is, by transferring shares in the same proportion that the transferred shares bear to the total shares in the account immediately prior to the transfer). The transferred shares will continue to be subject to any applicable CDSC as if they had not been so transferred.

   Reinstatement Privilege. As described in the Prospectus, a shareholder who has had his or her shares redeemed or repurchased and has not previously exercised this reinstatement privilege may, within 35 days after the date of the redemption or repurchase, reinstate any portion or all of the proceeds of such redemption or repurchase in shares of the Fund in the same Class at the net asset value next determined after a reinstatement request, together with such proceeds, is received by the Transfer Agent.

   Exercise of the reinstatement privilege will not affect the federal income tax treatment of any gain or loss realized upon the redemption or repurchase, except that if the redemption or repurchase resulted in a loss and reinstatement is made in shares of the Fund, some or all of the loss, depending on the amount reinstated, will not be allowed as a deduction for federal income tax purposes but will be applied to adjust the cost basis of the shares acquired upon reinstatement.

DIVIDENDS, DISTRIBUTIONS AND TAXES
-----------------------------------------------------------------------------

   Each shareholder will receive at least a quarterly summary of his or her account, including information as to reinvested dividends and capital gains distributions. Share certificates for dividends or distributions will not be issued unless a shareholder requests in writing that a certificate be issued for a specific number of shares.

   In computing net investment income, the Fund will amortize any premiums and original issue discounts on securities owned, if applicable. Capital gains or losses realized upon sale or maturity of such securities will be based on their amortized cost.

   Gains or losses on the sales of securities by the Fund will be long-term capital gains or losses if the securities have been held by the Fund for more than twelve months. Gains or losses on the sale of securities held for twelve months or less will be short-term capital gains or losses.

   The Fund has qualified and intends to remain qualified as a regulated investment company under Subchapter M of the Internal Revenue Code. If so qualified, the Fund will not be subject to federal income tax on its net investment income and capital gains, if any, realized during any fiscal year to the extent that it distributes such income and capital gains to its shareholders.

   With respect to the Fund's investments in zero coupon bonds, the Fund accrues income prior to any actual cash payments by their issuers. In order to continue to comply with Subchapter M of the Internal Revenue Code and remain able to forego payment of federal income tax on its income and capital gains, the Fund must distribute all of its net investment income, including income accrued from zero coupon bonds. As such, the Fund may be required to dispose of some of its portfolio securities under disadvantageous circumstances to generate the cash required for distribution.

   As discussed in the Prospectus, the Fund intends to qualify to pay "exempt-interest dividends" to its shareholders by maintaining, as of the close of each of its taxable years, at least 50% of the value of its assets in tax-exempt securities. An exempt-interest dividend is that part of the dividend distributions made by the Fund which consists of interest received by the Fund on tax-exempt securities upon which the shareholder incurs no federal income taxes. Exempt-interest dividends are included however, in determining what portion, if any, of a person's Social Security benefits are subject to federal income tax.

   As also discussed in the Prospectus, the Fund intends to invest a portion of its assets in certain "private activity bonds" issued after August 7, 1986. As a result, a portion of the exempt-interest dividends paid by the Fund will be an item of tax preference to shareholders subject to the alternative minimum tax. Certain corporations which are subject to the alternative minimum tax may also have to include exempt-interest dividends in calculating their alternative minimum taxable income in situations where the "adjusted current earnings" of the corporation exceeds its alternative minimum taxable income.

   Within sixty days after the end of its fiscal year, the Fund will mail to shareholders a statement indicating the percentage of the dividend distributions for each fiscal year which constitutes exempt-interest dividends, the percentage, if any, that is taxable, and the percentage, if any, of the exempt-interest dividends which constitutes an item of tax preference, and to what extent the taxable portion is long-term capital gain, short-term capital gain or ordinary income. This percentage should be applied uniformly to all monthly distributions made during the fiscal year to determine the proportion of dividends that is tax-exempt. The percentage may differ from the percentage of tax-exempt dividend distributions for any particular month.

   Shareholders will be subject to federal income tax on dividends paid from interest income derived from taxable securities and on distributions of net short-term capital gains. Such dividends and distributions are taxable to the shareholder as ordinary dividend income regardless of whether the shareholder receives such distributions in additional shares or in cash. Distributions of long-term capital gains, if any, are taxable as long-term capital gains, regardless of how long the shareholder has held the Fund shares and regardless of whether the distribution is received in additional shares or in cash. Since the Fund's income is expected to be derived entirely from interest rather than dividends, it is anticipated that no portion of such dividend distributions will be eligible for the federal dividends received deduction available to corporations.

   Interest on indebtedness incurred by shareholders to purchase or carry shares of the Fund is not deductible. Furthermore, entities or persons who are "substantial users" (or related persons) of facilities financed by industrial development bonds should consult their tax advisers before purchasing shares of the Fund. "Substantial user" is defined generally by Income Tax Regulation 1.103-11(b) as including a "non-exempt person" who regularly uses in a trade or business a part of a facility financed from the proceeds of industrial development bonds.

   From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating the federal income tax exemption for interest on municipal securities. Similar proposals may be introduced in the future. If such a proposal were enacted, the availability of municipal securities for investment by the Fund could be affected. In that event, the Fund would re-evaluate its investment objective and policies.

   Any dividends or capital gains distributions received by a shareholder from any investment company will have the effect of reducing the net asset value of the shareholder's shares in that fund by the exact amount of the dividend or capital gains distribution. Furthermore, capital gains distributions are, and some portion of the dividends may be, subject to income tax. If the net asset value of the shares should be reduced below a shareholder's cost as a result of the payment of taxable dividends or the distribution of capital gains, such payment or distribution would be in part a return of capital but nonetheless taxable to the shareholder. Therefore, an investor should consider the tax implications of purchasing Fund shares immediately prior to a distribution record date.

   Shareholders should consult their tax advisers regarding specific questions as to state or local taxes.

PERFORMANCE INFORMATION
-----------------------------------------------------------------------------

   As discussed in the Prospectus, from time to time the Fund may quote its "yield" and/or its "total return" in advertisements and sales literature. These figures are computed separately for Class A, Class B, Class C and Class D shares. Prior to July 28, 1997, the Fund offered only one Class of shares. Because the distribution arrangement for Class A most closely resembles the distribution arrangement applicable prior to the implementation of multiple classes (i.e., Class A is sold with a front-end sales charge), historical performance information has been restated to reflect the actual maximum sales charge applicable to Class A (i.e., 4.25%) as compared to the 4.0% sales charge in effect prior to July 28, 1997. In addition, because all shares of the Fund held prior to July 28, 1997 have been designated Class D shares, the Fund's historical performance has also been restated to reflect the absence of any sales charge in the case of Class D shares. In addition, Class A shares are now subject to an ongoing 12b-1 fee which is not reflected in the restated performance for that Class and would further reduce the performance quoted below. Following the restated performance information is the actual performance of the Fund as of its last fiscal year (prior to the implementation of multiple classes) without taking into effect the new fee and sales charge structure.

   Yield is calculated for any 30-day period as follows: the amount of interest income for each security in the Fund's portfolio is determined as described below; the total for the entire portfolio constitutes the Fund's gross income for the period. Expenses accrued during the period are subtracted to arrive at "net investment income" of each Class. The resulting amount is divided by the product of the maximum offering price per share on the last day of the period (reduced by any undeclared earned income per share that is expected to be declared shortly after the end of the period) multiplied by the average number of shares of the applicable Class outstanding during the period that were entitled to dividends. This amount is added to 1 and raised to the sixth power. 1 is then subtracted from the result and the difference is multiplied by 2 to arrive at the annualized yield.

   To determine interest income from debt obligations, a yield-to-maturity, expressed as a percentage, is determined for obligations held at the beginning of the period, based on the current market value of the security plus accrued interest, generally as of the end of the month preceding the 30-day period, or, for obligations purchased during the period, based on the cost of the security (including accrued interest). The yield-to-maturity is multiplied by the market value (plus accrued interest) for each security and the result is divided by 360 and multiplied by 30 days or the number of days the security was held during the period, if less. Modifications are made for determining yield-to-maturity on certain tax-exempt securities. For the 30-day period ended December 31, 1996, the Fund's restated yield for the Class A and Class D shares, calculated pursuant to the formula described above, was 4.68% and 4.89%, respectively.

   The Fund may also quote a "tax-equivalent yield" for each Class determined by dividing the tax-exempt portion of quoted yield by 1 minus the stated income tax rate and adding the result to the portion of the yield that is not tax-exempt. The Fund's restated tax-equivalent yield for the Class A and Class D shares, based upon a Federal personal income tax bracket of 39.60% (the highest current individual marginal tax rate), for the 30-day period ended December 31, 1996 was 7.75% and 8.10%, respectively, based upon the yield quoted above.

   The Fund's "average annual total return" represents an annualization of the Fund's total return over a particular period and is computed by finding the annual percentage rate which will result in the ending redeemable value of a hypothetical $1,000 investment made at the beginning of a one, five or ten year period, or for the period from the date of commencement of the Fund's operations, if shorter than any of the foregoing. The ending redeemable value is reduced by any CDSC at the end of the one, five or ten year or other period. For the purpose of this calculation, it is assumed that all dividends and distributions are reinvested. The formula for computing the average annual total return involves a percentage obtained by dividing the ending redeemable value by the amount of the initial investment, taking a root of the quotient (where the root is equivalent to the number of years in the period) and subtracting 1 from the result. The restated average annual total returns of the Class A and Class D shares of the Fund for the year ended December 31, 1996 were -0.79% and 3.61%, respectively; for the five years ended December 31, 1996 were 5.94% and 6.86%, respectively; and for the ten years ended December 31, 1996 were 6.97% and 7.44%, respectively.

   In addition to the foregoing, the Fund may advertise its total return for each Class over different periods of time by means of aggregate, average, year-by-year or other types of total return figures. Such calculation may or may not reflect the imposition of the maximum front-end sales charge for Class A or the deduction of the CDSC for each of Class B and Class C which, if reflected, would reduce the performance quoted. For example, the average annual total return of the Fund may be calculated in the manner described in the preceding paragraph, but without the deduction for any applicable sales charge. Based on this calculation, the Fund's average annual total return for Class A shares for the year ended December 31, 1996 was 3.61%, the average annual total return for the five years ended December 31, 1996 was 6.86% and the average annual total return for the ten years ended December 31, 1996 was 7.44%. Because the Class D shares are not subject to any sales charge, the Fund would only advertise average annual total return as calculated in the previous paragraph.

   In addition, the Fund may compute its aggregate total return for each Class for specified periods by determining the aggregate percentage rate which will result in the ending value of a hypothetical $1,000 investment made at the beginning of the period. For the purpose of this calculation, it is assumed that all dividends and distributions are reinvested. The formula for computing aggregate total return involves a percentage obtained by dividing the ending value (without reduction for any sales charge) by the initial $1,000 investment and subtracting 1 from the result. Based on the foregoing calculation, the Fund's restated total return for both Class A and Class D shares for the year ended December 31, 1996 was 3.61%; the restated total return for the five years ended December 31, 1996 was 39.37%; and the restated total return for the ten years ended December 31, 1996 was 104.87%.

   The Fund may also advertise the growth of hypothetical investments of $10,000, $50,000 and $100,000 in each Class of shares of the Fund by adding 1 to the Fund's aggregate total return to date (expressed as a decimal and without taking into account the effect of any applicable CDSC) and multiplying by $9,575, $48,250 and $97,250 in the case of Class A (investments of $10,000, $50,000 and $100,000 adjusted for the initial sales charge) or by $10,000, $50,000 and $100,000 in the case of each of Class B, Class C and Class D, as the case may be. Investments of $10,000, $50,000 and $100,000, adjusted for the aforementioned sales charges, in Class A and Class D of the Fund at inception (March 27, 1980) would have grown to $45,017, $226,847 and $457,221, respectively, in the case of Class A, and $47,015, $235,075 and $470,150, respectively, in the case of Class D, at December 31, 1996.

   For the 30-day period ended December 31, 1996, the Fund's actual yield, calculated pursuant to the formula described above, was 4.69%. The Fund's tax-equivalent yield, calculated pursuant to the formula described above, for the 30-day period ended December 31, 1996 was 7.76% based on the yield quoted in the previous sentence. The average annual total returns of the Fund, calculated pursuant to the formula described above, for the year ended December 31, 1996, for the five years ended December 31, 1996, and for the ten years ended December 31, 1996 were -0.53%, 6.00% and 7.00%, respectively. The average annual total returns of the Fund calculated without the deduction for any applicable sales charge for the year ended December 31, 1996, for the five years ended December 31, 1996, and for the ten years ended December 31, 1996, were 3.61%, 6.86% and 7.44%, respectively. The Fund's aggregate total return, calculated pursuant to the formula described above, for the year ended December 31, 1996 was 3.61%, the total return for the five years ended December 31, 1996 was 39.37% and the total return for the ten years ended December 31, 1996 was 104.87%. Investments of $10,000, $50,000 and $100,000,
adjusted for the sales charges in effect at such time (4.0%, 3.25% or 2.75%, respectively), in the Fund at inception (March 27, 1980) would have grown to $45,134, $227,435 and $457,221, respectively, at December 31, 1996.

   The Fund from time to time may also advertise its performance relative to certain performance rankings and indexes compiled by independent organizations.

DESCRIPTION OF SHARES OF THE FUND
-----------------------------------------------------------------------------

   The Shareholders of the Fund are entitled to a full vote for each full share held. All of the Trustees have been elected by the shareholders of the Fund, most recently at a Special Meeting of Shareholders held on May 21, 1997. On that date, Wayne E. Hedien was also elected as a Trustee of the Fund, with his term to commence on September 1, 1997. The Trustees themselves have the power to alter the number and the terms of office of the Trustees (as provided for in the Declaration of Trust), and they may at any time lengthen or shorten their own terms or make their terms of unlimited duration and appoint their own successors, provided that always at least a majority of the Trustees has been elected by the shareholders of the Fund. Under certain circumstances the Trustees may be removed by action of the

Trustees. The shareholders also have the right under certain circumstances to remove the Trustees. The voting rights of shareholders are not cumulative, so that holders of more than 50 percent of the shares voting can, if they choose, elect all Trustees being selected, while the holders of the remaining shares would be unable to elect any Trustees.

   The Declaration of Trust permits the Trustees to authorize the creation of additional series of shares (the managed portfolios) and additional classes of shares within any series (which would be used to distinguish among the rights of different categories of shareholders, as might be required by future regulations or other unforeseen circumstances). The Trustees have not presently authorized any such additional series or classes of shares other than as set forth in the Prospectus.

   The Declaration of Trust further provides that no Trustee, officer, employee or agent of the Fund is liable to the Fund or to a shareholder, nor is any Trustee, officer, employee or agent liable to any third persons in connection with the affairs of the Fund, except as such liability may arise from his/her or its own bad faith, willful misfeasance, gross negligence, or reckless disregard of his duties. It also provides that all third persons shall look solely to the Fund property for satisfaction of claims arising in connection with the affairs of the Fund. With the exceptions stated above, the Declaration of Trust provides that a Trustee, officer, employee or agent is entitled to be indemnified against all liability in connection with the affairs of the Fund.

   The Fund is authorized to issue an unlimited number of shares of beneficial interest. The Fund shall be of unlimited duration subject to the provisions in the Declaration of Trust concerning termination by action of the shareholders or the Trustees.

CUSTODIAN AND TRANSFER AGENT
-----------------------------------------------------------------------------

   The Bank of New York, 90 Washington Street, New York, New York 10286 is the Custodian of the Fund's assets. The Custodian has no part in deciding the Fund's investment policies or which securities are to be purchased or sold for the Fund's portfolio. Any of the Fund's cash balances with the Custodian in excess of $100,000 are unprotected by Federal deposit insurance. Such balances may, at times, be substantial.

   Dean Witter Trust Company, Harborside Financial Center, Plaza Two, Jersey City, New Jersey 07311 is the Transfer Agent of the Fund's shares and Dividend Disbursing Agent for payment of dividends and distributions on Fund shares and Agent for shareholders under various investment plans described herein. Dean Witter Trust Company is an affiliate of Dean Witter InterCapital Inc., the Fund's Investment Manager, and Dean Witter Distributors Inc., the Fund's Distributor. As Transfer Agent and Dividend Disbursing Agent, Dean Witter Trust Company's responsibilities include maintaining shareholder accounts, disbursing cash dividends and reinvesting dividends, processing account registration changes, handling purchase and redemption transactions, mailing prospectuses and reports, mailing and tabulating proxies, processing share certificate transactions, and maintaining shareholder records and lists. For these services Dean Witter Trust Company receives a per shareholder account fee from the Fund.

INDEPENDENT ACCOUNTANTS
-----------------------------------------------------------------------------

   Price Waterhouse LLP serves as the independent accountants of the Fund. The independent accountants are responsible for auditing the annual financial statements of the Fund.

REPORTS TO SHAREHOLDERS
-----------------------------------------------------------------------------

   The Fund will send to shareholders, at least semi-annually, reports showing the Fund's portfolio and other information. An annual report, containing financial statements audited by independent accountants, will be sent to shareholders each year.

   The Fund's fiscal year is the calendar year. The financial statements of the Fund must be audited at least once a year by independent accountants whose selection is made annually by the Fund's Board of Trustees.

LEGAL COUNSEL
-----------------------------------------------------------------------------

   Barry Fink, Esq., who is an officer and the General Counsel of the Investment Manager, is an officer and the General Counsel of the Fund.

EXPERTS
-----------------------------------------------------------------------------

   The annual financial statements of the Fund for the year ended December 31, 1996, which are included in this Statement of Additional Information and incorporated by reference in the Prospectus, have been so included and incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

REGISTRATION STATEMENT
-----------------------------------------------------------------------------

   This Statement of Additional Information and the Prospectus do not contain all of the information set forth in the Registration Statement the Fund has filed with the Securities and Exchange Commission. The complete Registration Statement may be obtained from the Securities and Exchange Commission upon payment of the fee prescribed by the rules and regulations of the Commission.

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS December 31, 1996

  PRINCIPAL
  AMOUNT IN                                                                    COUPON    MATURITY
  THOUSANDS                                                                     RATE       DATE         VALUE
-----------------------------------------------------------------------------------------------------------------
             TAX-EXEMPT MUNICIPAL BONDS (94.5%)
             General Obligation (11.4%)
             North Slope Borough, Alaska,
 $    5,000   Ser 1992 A Conv (MBIA) .........................................  5.90 %   06/30/03  $    5,358,450
     15,000   Ser 1994 B (FSA) ...............................................  0.00     06/30/05       9,679,800
     18,500   Ser 1995 A (MBIA) ..............................................  0.00     06/30/06      11,223,950
     11,000   Ser 1996 B (MBIA) ..............................................  0.00     06/30/06       6,673,700
     10,000   Ser 1996 B (MBIA) ..............................................  0.00     06/30/07       5,697,600
      4,000  Connecticut, College Savings 1989 Ser A  ........................  0.00     07/01/08       2,209,080
             Massachusetts,
     20,000   Refg 1996 Ser A (AMBAC) ........................................  6.00     11/01/10      21,480,800
     10,000   Refg 1993 Ser A ................................................  5.50     02/01/11      10,051,300
      4,000  Clark County, Nevada, Transportation Ser 1992 A (AMBAC)  ........  6.50     06/01/17       4,518,640
             New York City, New York,
     10,000   1990 Ser D .....................................................  6.00     08/01/07      10,077,700
     10,000   1990 Ser D .....................................................  6.00     08/01/08      10,053,900
     10,000  Pennsylvania, First Ser 1995 (FGIC) .............................  5.50     05/01/12      10,074,700
      7,500  Shelby County, Tennessee, Refg 1995 Ser A  ......................  5.625    04/01/14       7,610,025
     20,120  King County, Washington, Ltd Tax 1995 (MBIA) ....................  6.00     01/01/23      20,632,255
------------                                                                                       --------------
    155,120                                                                                           135,341,900
------------                                                                                       --------------
             Educational Facilities Revenue (5.4%)
     10,000  Indiana University, Student Fee Ser K (MBIA) ....................  5.875    08/01/20      10,089,600
      7,000  Massachusetts Health & Educational Facilities Authority, Boston
              University Ser 1991 (MBIA) .....................................  6.66     10/01/31       7,524,650
     15,000  New Hampshire Higher Educational & Health Facilities Authority,
              Dartmouth College Ser 1993 .....................................  5.375    06/01/23      14,239,800
      2,000  New Jersey Development Authority, The Seeing Eye Inc 1991 .......  7.30     04/01/11       2,100,380
             New York State Dormitory Authority,
      5,000   State University Ser 1989 B ....................................  0.00     05/15/02       3,879,350
     20,000   State University Ser 1990 B ....................................  7.00     05/15/16      21,422,400
      5,000  Vermont Educational & Health Buildings Financing Agency,
              Middlebury College Ser 1996 ....................................  5.375    11/01/26       4,795,450
------------                                                                                       --------------
     64,000                                                                                            64,051,630
------------                                                                                       --------------
             Electric Revenue (11.7%)
     25,000  Salt River Project Agricultural Improvement & Power District,
              Arizona, Refg 1993 Ser C .......................................  5.50     01/01/10      25,702,250
     10,000  Sacramento Municipal Utility District, California, Refg 1994 Ser
              I (MBIA) .......................................................  5.75     01/01/15      10,104,900
     10,000  Municipal Electric Authority of Georgia, Fifth Crossover Ser ....  6.50     01/01/17      10,922,200
      8,000  New York State Power Authority, General Purpose Ser CC ..........  5.25     01/01/18       7,581,200
     15,000  Puerto Rico Electric Power Authority, Power Ser O ...............  0.00     07/01/17       4,599,750
     15,000  South Carolina Public Service Authority, 1995 Refg Ser A
              (AMBAC) ........................................................  6.25     01/01/22      15,957,600
      6,000  Austin, Texas, Combined Utilities Refg Ser 1993 A ...............  5.75     11/15/13       6,019,320
     24,000  San Antonio, Texas, Electric & Gas Refg Ser 1994 C ..............  4.70     02/01/06      23,072,160

                      SEE NOTES TO FINANCIAL STATEMENTS

                               37

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS December 31, 1996, continued

  PRINCIPAL
  AMOUNT IN                                                                    COUPON    MATURITY
  THOUSANDS                                                                     RATE       DATE         VALUE
-----------------------------------------------------------------------------------------------------------------
             Intermountain Power Agency, Utah,
$10,000       Refg 1996 Ser D ................................................  5.00 %   07/01/21  $    9,069,600
 10,000       Refg 1997 Ser B (MBIA)(WI) .....................................  5.75     07/01/19       9,806,300
 15,000      Washington Public Power System, Proj #2 Refg Ser 1994 A
              (Secondary MBIA) ...............................................  6.00     07/01/07      16,061,850
------------                                                                                       --------------
148,000                                                                                               138,897,130
------------                                                                                       --------------
             Hospital Revenue (7.4%)
 10,000      Birmingham -Carraway Special Care Facilities Financing
              Authority, Alabama, Carraway Methodist Health Systems Ser 1995
              A (Connie Lee) .................................................  6.25     08/15/09      10,808,000
  3,000      Baxter County, Arkansas, Baxter County Regional Hospital Inc
              Impr & Refg Ser 1992 ...........................................  7.50     09/01/21       3,216,660
 10,000      California Health Facilities Financing Authority, Kaiser
              Permanente Ser 1985 ............................................  5.55     08/15/25       9,544,900
  1,500      Massachusetts Health & Educational Facilities Authority, Malden
              Hospital - FHA Ins Mtge Ser A ..................................  5.00     08/01/16       1,343,580
             Rochester, Minnesota,
  5,000       Mayo Foundation/Mayo Medical Center Ser 1992 I .................  5.75     11/15/21       4,999,600
  3,700       Mayo Foundation/Mayo Medical Center Ser 1992 F .................  6.25     11/15/21       3,870,274
 10,000      Missouri Health & Educational Facilities Authority,
              Barnes-Jewish Inc/Christian Health Services Ser 1993 A .........  5.25     05/15/14       9,581,600
  6,000      New York State Medical Care Facilities Finance Agency,
              Presbyterian Hospital -FHA Ins Mtge 1984 Ser A Refg ............  5.25     08/15/14       5,779,320
 10,000      Charlotte-Mecklenburg County Hospital Authority, North Carolina,
              Ser 1992 .......................................................  6.00     01/01/22      10,136,700
  5,000      University of North Carolina, Hospitals at Chapel Hill Ser 1996 .  5.00     02/15/29       4,486,600
  4,000      Cuyahoga County, Ohio, The Cleveland Clinic Foundation Refg Ser
              1988 A .........................................................  8.00     12/01/15       4,156,680
  5,000      North Central Texas Health Facilities Development Corporation,
              University Medical Center Inc Ser 1997 (FSA)(WI) ...............  5.45     04/01/15       4,889,900
  7,000      Fairfax County Industrial Development Authority, Virginia, Inova
              Health System Foundation Refg Ser 1993 A .......................  5.25     08/15/19       6,601,840
 10,000      Fredericksburg Industrial Development Authority, Virginia,
              Medicorp Health System Refg Ser 1996 (AMBAC) ...................  5.25     06/15/16       9,634,000
------------                                                                                       --------------
 90,200                                                                                                89,049,654
------------                                                                                       --------------
             Industrial Development/Pollution Control Revenue (6.7%)
  1,300      Jefferson County, Kentucky, Louisville Gas & Electric Co 1993
              Ser B ..........................................................  5.625    08/15/19       1,289,223
  1,450      Maryland Industrial Development Financing Authority, Medical
              Waste Assocs LP 1989 Ser (AMT) .................................  8.75     11/15/10       1,450,000
  5,000      Becker, Minnesota, Northern States Power Co Ser A 1989 ..........  6.80     04/01/07       5,300,250
 15,000      Claiborne County, Mississippi, Middle South Energy Inc Ser C  ...  9.875    12/01/14      16,619,100
 10,000      Clark County, Nevada, Nevada Power Co Ser 1992 A (AMT) (FGIC) ...  6.70     06/01/22      10,757,700
 10,000      Washoe County, Nevada, Sierra Pacific Power Co Ser 1987 (AMBAC) .  6.30     12/01/14      10,585,600
  5,000      Alliance Airport Authority, Texas, AMR Corp Ser 1990 (AMT) ......  7.50     12/01/29       5,355,400
 10,000      Dallas-Fort Worth International Airport Facility Improvement
              Corporation, Texas, American Airlines Inc Ser 1995 .............  6.00     11/01/14       9,923,400

                      SEE NOTES TO FINANCIAL STATEMENTS

                               38

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS December 31, 1996, continued

  PRINCIPAL
  AMOUNT IN                                                                    COUPON    MATURITY
  THOUSANDS                                                                     RATE       DATE         VALUE
-----------------------------------------------------------------------------------------------------------------
$ 7,000      Matagorda County Navigation District #1, Texas, Central Power &
              Light Co Collateralized Ser 1984 A .............................  7.50 %   12/15/14  $    7,718,830
 10,000      Weston, Wisconsin, Wisconsin Public Service Corp Refg Ser 1993
              A ..............................................................  6.90     02/01/13      10,991,400
------------                                                                                       --------------
 74,750                                                                                                79,990,903
------------                                                                                       --------------
             Mortgage Revenue -Multi-Family (2.1%)
  7,000      Michigan Housing Development Authority, Rental Ser A (Bifurcated
              FSA) ...........................................................  6.50     04/01/23       7,253,050
  9,000      New Jersey Housing & Mortgage Finance Agency, 1995 Ser A
              (AMBAC) ........................................................  6.05     11/01/20       9,179,190
             New York City Housing Developement Corporation, New York,
  4,514       Ruppert Proj -FHA Ins Sec 223F .................................  6.50     11/15/18       4,637,092
  4,371       Stevenson Commons Proj -FHA Ins Sec 223F .......................  6.50     05/15/18       4,463,777
------------                                                                                       --------------
 24,885                                                                                                25,533,109
------------                                                                                       --------------
             Mortgage Revenue -Single Family (6.7%)
 10,000      Alaska Housing Finance Corporation, Governmental 1995 Ser A
              (MBIA) .........................................................  5.875    12/01/24       9,965,400
  2,440      California Housing Finance Agency, Home Cap Apprec 1983 Ser B  ..  0.00     08/01/15         381,372
 12,100      Illinois Housing Development Authority, Residential 1991 Ser C
              (AMT) ..........................................................  6.875    02/01/18      12,554,355
  4,000      Missouri Housing Development Commission, Homeownership GNMA/FNMA
              1996 Ser C (AMT) ...............................................  7.45     09/01/27       4,419,760
  6,900      Nebraska Investment Finance Authority, GNMA-Backed 1990 Ser
              (AMT) ..........................................................  7.631    09/10/30       7,305,306
  4,010      North Carolina Housing Finance Agency, Ser Q (AMT) ..............  8.00     03/01/18       4,275,783
  6,950      Ohio Housing Finance Agency, GNMA-Backed 1990 Ser A (AMT) .......  6.903    03/01/31       7,285,824
 10,000      Pennsylvania Housing Finance Agency, Ser 1991-31 (AMT) ..........  7.00     10/01/23      10,541,100
             Tennessee Housing Development Agency,
  4,000       Mortgage Finance 1993 Ser A ....................................  5.90     07/01/18       4,031,880
 11,000       Mortgage Finance 1993 Ser A ....................................  5.95     07/01/28      11,065,560
  7,600      Wisconsin Housing & Economic Development Authority, Home
              Ownership 1991 Ser (AMT) .......................................  7.097    10/25/22       7,965,864
------------                                                                                       --------------
 79,000                                                                                                79,792,204
------------                                                                                       --------------
             Public Facilities Revenue (2.3%)
  5,000      Palm Beach County, Florida, Criminal Justice Ser 1990 (FGIC) ....  6.00     06/01/13       5,092,200
 10,000      Michigan Building Authority, 1993 Refg Ser I (AMBAC) ............  5.30     10/01/16       9,494,500
  6,000      Saint Louis Industrial Development Authority, Missouri, Kiel
              Center Refg Ser 1992 (AMT) .....................................  7.75     12/01/13       6,423,540
  5,000      Ohio Building Authority, Correctional 1985 Ser C BIGS ...........  9.75     10/01/05       6,619,750
------------                                                                                       --------------
 26,000                                                                                                27,629,990
------------                                                                                       --------------
             Resource Recovery Revenue (5.8%)
             Connecticut Resources Recovery Authority,
  9,000       American REF-FUEL Co of Southeastern Connecticut 1988 Ser A
              (AMT) ..........................................................  8.00     11/15/15       9,720,540
  4,950       Bridgeport RESCO Ser A .........................................  7.625    01/01/09       5,107,707
  7,000      Savannah Resource Recovery Development Authority, Georgia,
              Savannah Energy Systems Co Ser 1992 ............................  6.30     12/01/06       7,385,210
 10,000      Northeast Maryland Waste Disposal Authority, Montgomery County
              Ser 1993 A (AMT) ...............................................  6.30     07/01/16      10,197,500

                      SEE NOTES TO FINANCIAL STATEMENTS

                               39

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS December 31, 1996, continued

  PRINCIPAL
  AMOUNT IN                                                                    COUPON    MATURITY
  THOUSANDS                                                                     RATE       DATE         VALUE
-----------------------------------------------------------------------------------------------------------------
$ 9,000      Mercer County Improvement Authority, New Jersey, Refg Ser A 1992
              (AMT)(FGIC) ....................................................  6.70 %   04/01/13  $    9,009,990
 10,000      Hempstead Industrial Development Agency, New York, 1985 American
              REF-FUEL Co of Hempstead .......................................  7.40     12/01/10      10,250,000
  6,000      New York State Environmental Facilities Corporation, Huntington
              1989 Ser A (AMT) ...............................................  7.50     10/01/12       6,344,220
  5,000      Onondaga County Resource Recovery Agency, New York, 1992 Ser
              (AMT) ..........................................................  6.875    05/01/06       5,219,800
  5,000      Fairfax County Economic Development Authority, Virginia, Ogden
              Martin Systems of Fairfax Inc Ser 1988 A (AMT) .................  7.75     02/01/11       5,387,800
------------                                                                                       --------------
 65,950                                                                                                68,622,767
------------                                                                                       --------------
             Transportation Facilities Revenue (12.5%)
  8,965      Mid-Bay Bridge Authority, Florida, Sr Lien Crossover Refg Ser
              1993 A .........................................................  6.00     10/01/13       8,954,601
             Atlanta, Georgia,
  5,000       Airport Refg Ser 1996 (AMBAC)  .................................  6.00     01/01/07       5,393,800
 10,000       Airport Ser 1990 (AMT) .........................................  6.25     01/01/21      10,281,300
  8,100      Metropolitan Atlanta Rapid Transit Authority, Georgia, Sales Tax
              Refg Ser K .....................................................  7.25     07/01/10       8,574,822
  5,000      Hawaii, Airports Second Ser 1991 (AMT) ..........................  7.00     07/01/18       5,365,450
             Kentucky Turnpike Authority,
  9,000       Economic Development Road Refg Ser 1995 (AMBAC) ................  6.50     07/01/08      10,153,080
 30,000       Resource Recovery Road Refg 1987 Ser A  ........................  5.00     07/01/08      29,232,300
 11,000      New Jersey Highway Authority, Sr Parkway Refg 1992 Ser ..........  6.25     01/01/14      11,532,510
  6,595      Albuquerque, New Mexico, Airport Refg Ser 1997 (AMT)(AMBAC)
              (WI) ...........................................................  6.375    07/01/15       6,955,878
             Ohio Turnpike Commission,
  4,000       1994 Ser A  ....................................................  5.75     02/15/24       3,988,800
 20,000       1996 Ser A (MBIA) ..............................................  5.50     02/15/26      19,656,600
  5,000      Pennsylvania Turnpike Commission, Ser L of 1991 (MBIA) ..........  6.00     06/01/15       5,141,500
 10,000      Puerto Rico Highway & Transportation Authority, Refg Ser X ......  5.50     07/01/15       9,931,200
 10,000      Texas Turnpike Authority, Dallas North Tollway Refg Ser 1997
              (FGIC) .........................................................  5.25     01/01/23       9,550,000
  4,000      Virginia Transportation Board, US Route 58 Corridor Ser 1993 B ..  5.625    05/15/13       4,008,960
------------                                                                                       --------------
146,660                                                                                               148,720,801
------------                                                                                       --------------
             Water & Sewer Revenue (9.7%)
 10,000      Birmingham Water Works & Sewer Board, Alabama, Ser 1994 .........  5.50     01/01/20       9,935,500
 10,000      Phoenix Civic Improvement Corporation, Arizona, Jr Lien Water
              Ser 1994 .......................................................  5.45     07/01/19       9,734,700
 10,000      California Department of Water Resources, Central Valley Refg
              Ser L  .........................................................  5.50     12/01/23       9,766,200
 10,000      East Bay Municipal Utility District, California, Water Refg Ser
              1993 (MBIA) ....................................................  5.00     06/01/21       9,131,900
 10,000      Los Angeles, California, Wastewater Ser 1994-A (MBIA) ...........  5.875    06/01/24      10,198,600
 10,000      Dade County, Florida, Water & Sewer Ser 1995 (FGIC) .............  5.50     10/01/25       9,814,900
  5,000      Rockdale County Water & Sewerage Authority, Georgia, Ser 1996
              (FSA) ..........................................................  5.00     07/01/22       4,659,400

                      SEE NOTES TO FINANCIAL STATEMENTS

                               40

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS December 31, 1996, continued

  PRINCIPAL
  AMOUNT IN                                                                    COUPON    MATURITY
  THOUSANDS                                                                     RATE       DATE         VALUE
-----------------------------------------------------------------------------------------------------------------
             Massachusetts Water Resources Authority,
 $ 10,000     Refg 1992 Ser B ................................................  5.50 %   11/01/15    $ 9,747,500
   10,000     1993 Ser C .....................................................  5.25     12/01/15      9,707,800
   10,000     1996 Ser A (FGIC) ..............................................  5.50     11/01/21      9,826,400
    4,000    Detroit, Michigan, Sewage Refg Ser 1993-A (FGIC) ................  5.70     07/01/13      4,040,240
    8,500    New York City Municipal Water Finance Authority, New York, 1994
              Ser B  .........................................................  5.30     06/15/06      8,592,055
   10,000    Philadelphia, Pennsylvania, Water & Wastewater Ser 1993 (FSA) ...  5.50     06/15/15      9,773,200
------------                                                                                       --------------
  117,500                                                                                            114,928,395
------------                                                                                       --------------
             Other Revenue (2.4%)
    3,500    Denver, Colorado, Excise Tax Ser 1985 A .........................  5.00     11/01/08      3,414,320
             New York Local Government Assistance Corporation,
    5,000     Ser 1993 C Refg ................................................  5.375    04/01/14      4,881,500
   10,000     Ser 1994 A  ....................................................  5.50     04/01/17      9,987,000
    5,000     Ser 1995 A  ....................................................  6.00     04/01/24      5,106,900
    5,000    Houston, Texas, Sr Lien Hotel Occupancy Tax Refg Ser 1995 (FSA) .  5.50     07/01/11      5,011,000
------------                                                                                       --------------
   28,500                                                                                             28,400,720
------------                                                                                       --------------
             Refunded (10.4%)
    5,000    Central Coast Water Authority, California, Ser 1992 (AMBAC) .....  6.60     10/01/02++    5,647,550
    9,000    Los Angeles Convention & Exhibition Center Authority,
              California, Ser 1985 COPs ......................................  9.00     12/01/05++   11,869,290
    6,000    Connecticut Health & Educational Facilities Authority, Yale-New
              Haven Hospital Ser F (MBIA) ....................................  7.10     07/01/00++    6,633,600
    2,500    Mid-Bay Bridge Authority, Florida, Ser 1991 A (ETM) .............  6.875    10/01/22      2,854,200
    9,790    Metropolitan Pier & Exposition Authority, Illinois, McCormick
              Place Ser 1992 A ...............................................  6.50     06/15/03++   10,994,366
    8,000    Massachusetts, 1994 Ser C (FGIC) ................................  6.75     11/01/04++    9,164,640
   14,000    New York State Dormitory Authority, Suffolk County Judicial Ser
              1986 (ETM) .....................................................  7.375    07/01/16     16,952,460
   25,000    Intermountain Power Agency, Utah, Refg 1985 Ser H (GAINS) .......  0.00 +   07/01/03++   24,159,500
    5,000    Salt Lake City, Utah, IHC Hospital Inc Ser of 1983 (ETM) ........  5.00     06/01/15      4,835,050
   28,000    Fairfax County Industrial Development Authority, Virginia,
              Fairfax Hospital System Inc/Inova Health Ser 1991 ..............  6.801    08/15/01++   30,990,680
------------                                                                                       --------------
  112,290                                                                                            124,101,336
------------                                                                                       --------------
1,132,855    TOTAL TAX-EXEMPT MUNICIPAL BONDS
             (Identified Cost $1,051,723,235) .................................................... 1,125,060,539
------------                                                                                       --------------
             SHORT-TERM TAX-EXEMPT MUNICIPAL OBLIGATIONS (6.1%)
    9,700    Dade County Health Facilities Authority, Florida, Miami
              Childrens Hospital Ser 1990 (Demand 01/02/97)  .................  5.05 *   09/01/20      9,700,000
   13,900    Hapeville Development Authority, Georgia, Hapeville Hotel Ltd
              Ser 1985 (Demand 01/02/97) .....................................  5.00 *   11/01/15     13,900,000
    8,700    University of Michigan, Hospital Ser 1995 A (Demand 01/02/97) ...  5.10 *   12/01/19      8,700,000

                      SEE NOTES TO FINANCIAL STATEMENTS

                               41

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS December 31, 1996, continued

  PRINCIPAL
  AMOUNT IN                                                                    COUPON    MATURITY
  THOUSANDS                                                                     RATE       DATE         VALUE
-----------------------------------------------------------------------------------------------------------------
  $ 18,900   Missouri Health & Educational Facilities Authority, Washington
              University Ser 1996 D (Demand 01/02/97) ........................  4.75*%   02/01/30     $18,900,000
     9,000   North Central Texas Health Facilities Development Corporation,
              University Medical Center Inc Ser 1987 .........................  7.75     04/01/97++     9,294,570
    11,600   Kemmerer, Wyoming, Exxon Corp Ser 1984 (Demand 01/02/97) ........  5.10*    11/01/14      11,600,000
------------                                                                                       --------------
    71,800   TOTAL SHORT-TERM TAX-EXEMPT MUNICIPAL OBLIGATIONS
------------
             (Identified Cost $71,447,050) ........................................................    72,094,570
                                                                                                   --------------
$1,204,655   TOTAL INVESTMENTS (Identified Cost $1,123,170,285) (a) ...................   100.6%    1,197,155,109
============
             LIABILITIES IN EXCESS OF CASH AND OTHER ASSETS ...........................   (0.6)        (7,121,119)
                                                                                       ----------- --------------
             NET ASSETS ...............................................................   100.0%   $1,190,033,990
                                                                                       =========== ==============

------------
AMT         Alternative Minimum Tax.
BIGS        Bond Income Growth Security.
COPs        Certificates of Participation.
ETM         Escrowed to Maturity.
GAINS       Growth and Income Security.
WI          Security purchased on a when issued basis.
+           Zero coupon; will convert to 10.00% on July 1, 2000.
++          Prerefunded to call date shown.
*           Current coupon of variable rate security.
(a)         The aggregate cost for federal income tax purposes approximates identified cost. The aggregate gross unrealized appreciation is $77,142,347 and the aggregate gross unrealized depreciation is $3,157,523, resulting in net unrealized appreciation of $73,984,824.

Bond Insurance:
AMBAC       AMBAC Indemnity Corporation.
Connie Lee  Connie Lee Insurance Company.
FGIC        Financial Guaranty Insurance Company.
FSA         Financial Security Assurance Company.
MBIA        Municipal Bond Investors Assurance Corporation.

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
PORTFOLIO OF INVESTMENTS December 31, 1996, continued

                      GEOGRAPHIC SUMMARY OF INVESTMENTS
               Based on Market Value as a Percent of Net Assets
                               December 31, 1996

 Alabama            1.7%
Alaska              4.1
Arizona             3.0
Arkansas            0.3
California          5.6
Colorado            0.3
Connecticut         2.0
Florida             3.1
Georgia             5.1
Hawaii              0.4
Illinois            2.0
Indiana             0.8
Kentucky            3.4
Maryland            1.0%
Massachusetts       6.6
Michigan            2.5
Minnesota           1.2
Mississippi         1.4
Missouri            3.3
Nebraska            0.6
Nevada              2.2
New Hampshire       1.2
New Jersey          2.7
New Mexico          0.6
New York           11.4
North Carolina      1.6
Ohio                3.5%
Pennsylvania        3.0
Puerto Rico         1.2
South Carolina      1.3
Tennessee           1.9
Texas               6.8
Utah                4.0
Vermont             0.4
Virginia            4.7
Washington          3.1
Wisconsin           1.6
Wyoming             1.0
                -------
Total             100.6%
                =======

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
FINANCIAL STATEMENTS

STATEMENTS OF ASSETS AND LIABILITIES
December 31, 1996

ASSETS:
Investments in securities, at value
 (identified cost $1,123,170,285) ..................................... $1,197,155,109
Cash ..................................................................        887,063
Receivable for:
  Interest ............................................................     17,424,216
  Shares of beneficial interest sold ..................................        244,066
Prepaid expenses and other assets .....................................         27,394
                                                                        --------------
  TOTAL ASSETS ........................................................  1,215,737,848
                                                                        --------------
LIABILITIES:
Payable for:
  Investments purchased ...............................................     20,777,892
  Dividends and distributions .........................................      3,724,283
  Shares of beneficial interest repurchased ...........................        596,522
  Investment management fee ...........................................        452,931
Accrued expenses ......................................................        152,230
                                                                        --------------
  TOTAL LIABILITIES ...................................................     25,703,858
                                                                        --------------
NET ASSETS:
Paid-in-capital .......................................................  1,115,886,458
Net unrealized appreciation ...........................................     73,984,824
Accumulated undistributed net realized gain ...........................        162,708
                                                                        --------------
  NET ASSETS .......................................................... $1,190,033,990
                                                                        ==============
NET ASSET VALUE PER SHARE,
 101,083,561 shares outstanding (unlimited shares authorized of $.01
 par value) ........................................................... $        11.77
                                                                        ==============
MAXIMUM OFFERING PRICE PER SHARE
 (net asset value plus 4.17% of net asset value)* ..................... $        12.26
                                                                        ==============

------------

*      On sales of $25,000 or more the offering price is reduced.

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
FINANCIAL STATEMENTS, continued

STATEMENT OF OPERATIONS
For the year ended December 31, 1996

NET INVESTMENT INCOME:
INTEREST INCOME ........................   $ 74,093,062
                                        --------------
EXPENSES
Investment management fee ..............      5,320,578
Transfer agent fees and expenses  ......        387,764
Shareholder reports and notices  .......         62,672
Custodian fees .........................         52,615
Professional fees ......................         52,404
Registration fees ......................         46,458
Trustees' fees and expenses ............         15,285
Other ..................................         30,574
                                         --------------
  TOTAL EXPENSES .......................      5,968,350
  LESS: EXPENSE OFFSET  ................        (40,849)
                                         --------------
  NET EXPENSES .........................      5,927,501
                                         --------------
  NET INVESTMENT INCOME ................     68,165,561
                                         --------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS):
Net realized gain ......................      2,959,135
Net change in unrealized appreciation  .    (29,830,436)
                                         --------------
  NET LOSS .............................    (26,871,301)
                                         --------------
NET INCREASE ...........................   $ 41,294,260
                                         ==============

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
FINANCIAL STATEMENTS, continued

STATEMENT OF CHANGES IN NET ASSETS

                                                          FOR THE YEAR      FOR THE YEAR
                                                              ENDED             ENDED
                                                        DECEMBER 31, 1996 DECEMBER 31, 1995
------------------------------------------------------ ----------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income .................................    $   68,165,561    $   76,135,601
Net realized gain .....................................         2,959,135        17,721,238
Net change in unrealized appreciation/depreciation  ...       (29,830,436)      117,785,387
                                                        ----------------- -----------------
  NET INCREASE.........................................        41,294,260       211,642,226
                                                        ----------------- -----------------
DIVIDENDS AND DISTRIBUTIONS FROM:
Net investment income .................................       (68,543,874)      (75,983,289)
Net realized gain .....................................        (8,374,759)      (12,426,304)
                                                        ----------------- -----------------
  TOTAL ...............................................       (76,918,633)      (88,409,593)
                                                        ----------------- -----------------
Net decrease from transactions in shares of beneficial
 interest .............................................       (99,650,138)      (93,207,593)
                                                        ----------------- -----------------
  NET INCREASE (DECREASE) .............................      (135,274,511)       30,025,040
NET ASSETS:
Beginning of period ...................................     1,325,308,501     1,295,283,461
                                                        ----------------- -----------------
  END OF PERIOD
  (Including undistributed net investment income of
  $0 and $378,313, respectively) ......................    $1,190,033,990    $1,325,308,501
                                                        ================= =================

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
NOTES TO FINANCIAL STATEMENTS December 31, 1996

1. ORGANIZATION AND ACCOUNTING POLICIES

Dean Witter Tax-Exempt Securities Trust (the "Fund") is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund's investment objective is to provide a high level of current income which is exempt from federal income tax, consistent with the preservation of capital. The Fund was incorporated in Maryland in 1979, commenced operations on March 27, 1980 and reorganized as a Massachusetts business trust on April 30, 1987.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

The following is a summary of significant accounting policies:

A. VALUATION OF INVESTMENTS -- Portfolio securities are valued for the Fund by an outside independent pricing service approved by the Trustees. The pricing service has informed the Fund that in valuing the Fund's portfolio securities, it uses both a computerized matrix of tax-exempt securities and evaluations by its staff, in each case based on information concerning market transactions and quotations from dealers which reflect the bid side of the market each day. The Fund's portfolio securities are thus valued by reference to a combination of transactions and quotations for the same or other securities believed to be comparable in quality, coupon, maturity, type of issue, call provisions, trading characteristics and other features deemed to be relevant. Short-term debt securities having a maturity date of more than sixty days at time of purchase are valued on a mark-to-market basis until sixty days prior to maturity and thereafter at amortized cost based on their value on the 61st day. Short-term debt securities having a maturity date of sixty days or less at the time of purchase are valued at amortized cost.

B. ACCOUNTING FOR INVESTMENTS -- Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses on security transactions are determined by the identified cost method. The Fund amortizes premiums and accretes discounts over the life of the respective securities. Interest income is accrued daily.

C. FEDERAL INCOME TAX STATUS -- It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable and nontaxable income to its shareholders. Accordingly, no federal income tax provision is required.

D. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS -- The Fund records dividends and distributions to its shareholders on the record date. The amount of dividends and distributions from net investment income

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
NOTES TO FINANCIAL STATEMENTS December 31, 1996, continued

and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or distributions in excess of net realized capital gains. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.

2. INVESTMENT MANAGEMENT AGREEMENT

Pursuant to an Investment Management Agreement with Dean Witter InterCapital Inc. (the "Investment Manager"), the Fund pays the Investment Manager a management fee, accrued daily and payable monthly, by applying the following annual rates to the Fund's net assets determined as of the close of each business day: 0.50% to the portion of daily net assets not exceeding $500 million; 0.425% to the portion of daily net assets exceeding $500 million but not exceeding $750 million; 0.375% to the portion of daily net assets exceeding $750 million but not exceeding $1 billion; 0.35% to the portion of daily net assets exceeding $1 billion but not exceeding $1.25 billion; and 0.325% to the portion of daily net assets exceeding $1.25 billion.

Under the terms of the Agreement, in addition to managing the Fund's investments, the Investment Manager maintains certain of the Fund's books and records and furnishes, at its own expense, office space, facilities, equipment, clerical, bookkeeping and certain legal services and pays the salaries of all personnel, including officers of the Fund who are employees of the Investment Manager. The Investment Manager also bears the cost of telephone services, heat, light, power and other utilities provided to the Fund.

3. SECURITY TRANSACTIONS AND TRANSACTIONS WITH AFFILIATES

The cost of purchases and proceeds from sales of portfolio securities, excluding short-term investments, for the year ended December 31, 1996 aggregated $215,642,138 and $383,666,566, respectively.

Dean Witter Trust Company, an affiliate of the Investment Manager, is the Fund's transfer agent. At December 31, 1996, the Fund had transfer agent fees and expenses payable of approximately $52,400.

The Fund has an unfunded noncontributory defined benefit pension plan covering all independent Trustees of the Fund who will have served as independent Trustees for at least five years at the time of

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
NOTES TO FINANCIAL STATEMENTS December 31, 1996, continued

retirement. Benefits under this plan are based on years of service and compensation during the last five years of service. Aggregate pension costs for the year ended December 31, 1996 included in Trustees' fees and expenses in the Statement of Operations amounted to $837. At December 31, 1996, the Fund had an accrued pension liability of $48,696 which is included in accrued expenses in the Statement of Assets and Liabilities.

Shares of the Fund are distributed by Dean Witter Distributors Inc. (the "Distributor"), an affiliate of the Investment Manager. The Distributor has informed the Fund that for the year ended December 31, 1996, it received approximately $1,050,000 in commissions from the sale of the Fund's shares. Such commissions are not an expense of the Fund; they are deducted from the proceeds of the shares.

4. SHARES OF BENEFICIAL INTEREST

Transactions in shares of beneficial interest were as follows:

                                                      FOR THE YEAR                   FOR THE YEAR
                                                         ENDED                          ENDED
                                                   DECEMBER 31, 1996              DECEMBER 31, 1995
                                            ------------------------------ ------------------------------
                                                 SHARES         AMOUNT          SHARES         AMOUNT
                                            -------------- --------------- -------------- ---------------
Sold                                            3,179,464    $  37,259,996     3,469,058    $  40,446,608
Reinvestment of dividends and distributions     3,684,669       43,078,883     4,260,271       50,182,467
                                            -------------- --------------- -------------- ---------------
                                                6,864,133       80,338,879     7,729,329       90,629,075
Repurchased                                   (15,389,992)    (179,989,017)  (15,722,604)    (183,836,668)
                                            -------------- --------------- -------------- ---------------
Net decrease                                   (8,525,859)   $ (99,650,138)   (7,993,275)   $ (93,207,593)
                                            ============== =============== ============== ===============

5. FEDERAL INCOME TAX STATUS

Capital losses incurred after October 31 ("post-October" losses) within the taxable year are deemed to arise on the first business day of the Fund's next taxable year. The Fund incurred and will elect to defer net capital losses of approximately $146,000 during fiscal 1996.

As of December 31, 1996, the Fund had temporary book/tax differences primarily attributable to post-October losses.

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
FINANCIAL HIGHLIGHTS

Selected ratios and per share data for a share of beneficial interest outstanding throughout each period:

                                   FOR THE YEAR ENDED DECEMBER 31,
                           ---------------------------------------------
                              1996     1995     1994      1993     1992
-------------------------- -------- -------- --------- -------- --------
PER SHARE
 OPERATING PERFORMANCE:
Net asset value,
 beginning of period ......  $12.09   $11.01   $12.41    $11.88   $11.65
                           -------- -------- --------- -------- --------
Net investment income  ....    0.65     0.67     0.70      0.77     0.79
Net realized and
 unrealized gain (loss)  ..   (0.24)    1.19    (1.37)     0.54     0.23
                           -------- -------- --------- -------- --------
Total from investment
  operations ..............    0.41     1.86    (0.67)     1.31     1.02
                           -------- -------- --------- -------- --------
Less dividends and
 distributions from:
 Net investment income  ...   (0.65)   (0.67)   (0.70)    (0.77)   (0.79)
 Net realized gain ........   (0.08)   (0.11)   (0.03)    (0.01)    --
                           -------- -------- --------- -------- --------
Total dividends and
  distributions ...........   (0.73)   (0.78)   (0.73)    (0.78)   (0.79)
                           -------- -------- --------- -------- --------
Net asset value,
 end of period ............  $11.77   $12.09   $11.01    $12.41   $11.88
                           ======== ======== ========= ======== ========
TOTAL INVESTMENT RETURN+       3.61%   17.37%   (5.55)%   11.23%    9.09%
RATIOS TO
 AVERAGE NET ASSETS:
Expenses ..................    0.48%    0.48%    0.47%     0.47%    0.49%
Net investment income .....    5.52%    5.76%    6.02%     6.23%    6.74%
SUPPLEMENTAL DATA:
Net assets, end of period,
  in millions .............  $1,190   $1,325   $1,295    $1,582   $1,323
Portfolio turnover rate  ..      18%      21%      16%       13%       4%

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                              1991     1990     1989     1988     1987
-------------------------- -------- -------- -------- -------- ---------
PER SHARE
 OPERATING PERFORMANCE:
Net asset value,
 beginning of period ......  $11.09   $11.28   $10.96   $10.45   $11.50
                           -------- -------- -------- -------- ---------
Net investment income  ....    0.80     0.80     0.81     0.81     0.80
Net realized and
 unrealized gain (loss)  ..    0.56    (0.18)    0.32     0.51    (0.97)
                           -------- -------- -------- -------- ---------
Total from investment
  operations ..............    1.36     0.62     1.13     1.32    (0.17)
                           -------- -------- -------- -------- ---------
Less dividends and
 distributions from:
 Net investment income  ...   (0.80)   (0.81)   (0.81)   (0.81)   (0.83)
 Net realized gain ........    --       --       --       --      (0.05)
                           -------- -------- -------- -------- ---------
Total dividends and
  distributions ...........   (0.80)   (0.81)   (0.81)   (0.81)   (0.88)
                           -------- -------- -------- -------- ---------
Net asset value,
 end of period ............  $11.65   $11.09   $11.28   $10.96   $10.45
                           ======== ======== ======== ======== =========
TOTAL INVESTMENT RETURN+      12.71%    5.86%   10.61%   13.02%   (1.44)%
RATIOS TO
 AVERAGE NET ASSETS:
Expenses ..................    0.51%    0.51%    0.51%    0.54%    0.52%
Net investment income .....    7.05%    7.25%    7.31%    7.51%    7.42%
SUPPLEMENTAL DATA:
Net assets, end of period,
  in millions .............  $1,145   $1,010   $1,033    $908      $896
Portfolio turnover rate  ..      10%      19%      13%      17%      37%

------------
+ Does not reflect the deduction of sales load. Calculated based on the net asset value as of the last business day of the period.

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER TAX-EXEMPT SECURITIES TRUST
REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND TRUSTEES
OF DEAN WITTER TAX-EXEMPT SECURITIES TRUST

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dean Witter Tax-Exempt Securities Trust (the "Fund") at December 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the ten years in the period then ended, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1996 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
1177 Avenue of the Americas
New York, New York 10036
February 10, 1997

-----------------------------------------------------------------------------
                     1996 FEDERAL TAX NOTICE (unaudited)

       During the year ended December 31, 1996, the Fund paid to the shareholders $0.65 per share from net investment income. All of the Fund's dividends from net investment income were exempt interest dividends, excludable from gross income for Federal income tax purposes. For the year ended December 31, 1996, the Fund paid to shareholders $0.08 per share from long-term capital gains.
-----------------------------------------------------------------------------

APPENDIX

RATINGS OF INVESTMENTS
-----------------------------------------------------------------------------

Moody's Investors Service Inc. ("Moody's")

                            MUNICIPAL BOND RATINGS

 Aaa    Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa      Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A       Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa     Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time.
        Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
        Bonds rated Aaa, Aa, A and Baa are considered investment grade bonds.

Ba      Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and therefore not well safeguarded during both good and bad times in the future. Uncertainty of position characterizes bonds in this class.

B       Bonds which are rated B generally lack characteristics of a desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa     Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca      Bonds which are rated Ca present obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C       Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

   Conditional Rating: Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These bonds are secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience,
(c) rentals which begin when facilities are completed or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

   Rating Refinements: Moody's may apply numerical modifiers, 1, 2, and 3 in each generic rating classification from Aa though B in its municipal bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and a modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

                            MUNICIPAL NOTE RATINGS

   Moody's ratings for state and municipal note and other short-term loans are designated Moody's Investment Grade (MIG). MIG 1 denotes best quality and means there is present strong protection from established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing. MIG 2 denotes high quality and means that margins of protection are ample although not as large as in MIG 1. MIG 3 denotes favorable quality and means that all security elements are accounted for but that the undeniable strength of the previous grades, MIG 1 and MIG 2, is lacking. MIG 4 denotes adequate quality and means that the protection commonly regarded as required of an investment security is present and that while the notes are not distinctly or predominantly speculative, there is specific risk.

                       VARIABLE RATE DEMAND OBLIGATIONS

   A short-term rating, in addition to the Bond or MIG ratings, designated VMIG may also be assigned to an issue having a demand feature. The assignment of the VMIG symbol reflects such characteristics as payment upon periodic demand rather than fixed maturity dates and payment relying on external liquidity. The VMIG rating criteria are identical to the MIG criteria discussed above.

                           COMMERCIAL PAPER RATINGS

   Moody's Commercial Paper ratings are opinions of the ability to repay punctually promissory obligations not having an original maturity in excess of nine months. These ratings apply to Municipal Commercial Paper as well as taxable Commercial Paper. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers: Prime-1, Prime-2, Prime-3.

   Issuers rated Prime-1 have a superior capacity for repayment of short-term promissory obligations. Issuers rated Prime-2 have a strong capacity for repayment of short-term promissory obligations; and Issuers rated Prime-3 have an acceptable capacity for repayment of short-term promissory obligations. Issuers rated Not Prime do not fall within any of the Prime rating categories.

STANDARD & POOR'S CORPORATION ("STANDARD & POOR'S")

                            MUNICIPAL BOND RATINGS

   A Standard & Poor's municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

   The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. The ratings are based, in varying degrees, on the following considerations: (1) likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation; (2) nature of and provisions of the obligation; and
(3) protection afforded by, and relative position of the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

   Standard & Poor's does not perform an audit in connection with any rating and may, on occasion,rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other reasons.

AAA     Debt rated "AAA" has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

AA      Debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the highest-rated issues only in small degree.

A       Debt rated "A" has a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher-rated categories.

BBB     Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally eibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than for debt in higher-rated categories.
        Bonds rated AAA, AA, A and BBB are considered investment grade bonds.

BB      Debt rated "BB" has less near-term vulnerability to default than other speculative grade debt. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which would lead to inadequate capacity or willingness to pay interest and repay principal.

B       Debt rated "B" has a greater vulnerability to default but presently has the capacity to meet interest payments and principal repayments. Adverse business, financial or economic conditions would likely impair capacity or willingness to pay interest and repay principal.

CCC     Debt rated "CCC" has a current identifiable vulnerability to default, and is dependent upon favorable business, financial and economic conditions to meet timely payments of interest and repayments of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal.

CC      The rating "CC" is typically applied to debt subordinated to senior debt which is assigned an actual or implied
        "CCC" rating.

C       The rating "C" is typically applied to debt subordinated to senior debt which is assigned an actual or implied
        "CCC-" debt rating.

Cl      The rating "Cl" is reserved for income bonds on which no interest is being paid.

D       Debt rated "D" is in payment default. The 'D' rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

NR      Indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

        Bonds rated "BB", "B", "CCC", "CC" and "C" are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. "BB" indicates the least degree of speculation and "C" the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

        Plus (+) or minus(-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major ratings categories.

                               54

        The foregoing ratings are sometimes followed by a "p" which indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood or risk of default upon failure of such completion.

                            MUNICIPAL NOTE RATINGS

   Commencing on July 27, 1984, Standard & Poor's instituted a new rating category with respect to certain municipal note issues with a maturity of less than three years. The new note ratings denote the following:

     SP-1 denotes a very strong or strong capacity to pay principal and interest. Issues determined to possess overwhelming safety characteristics are given a plus (+) designation (SP-1+).

     SP-2 denotes a satisfactory capacity to pay principal and interest.

     SP-3 denotes a speculative capacity to pay principal and interest.

                           COMMERCIAL PAPER RATINGS

   Standard and Poor's commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. The commercial paper rating is not a recommendation to purchase or sell a security. The ratings are based upon current information furnished by the issuer or obtained by S&P from other sources it considers reliable. The ratings may be changed, suspended, or withdrawn as a result of changes in or unavailability of such information. Ratings are graded into group categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Ratings are applicable to both taxable and tax-exempt commercial paper. The categories are as follows:

     Issues assigned A ratings are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designation 1, 2 and 3 to indicate the relative degree of safety.

     A-1 indicates that the degree of safety regarding timely payments is very strong.

     A-2 indicates capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as overwhelming as for issues designated "A-1".

     A-3 indicates a satisfactory capacity for timely payment. Obligations carrying this designation are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

STATEMENT OF ADDITIONAL INFORMATION
NOVEMBER 26, 1996

                                                            DEAN WITTER
                                                            NATIONAL
                                                            MUNICIPAL
                                                            TRUST
-----------------------------------------------------------------------------

   Dean Witter National Municipal Trust (the "Fund") is an open-end diversified management investment company whose investment objective is to provide a high level of current income exempt from federal income tax, consistent with the preservation of capital. The Fund invests principally in tax-exempt fixed-income securities which are rated in the three highest categories by Moody's Investors Service, Inc. or Standard & Poor's Corporation. (See "Investment Practices and Policies.")

   A Prospectus for the Fund dated November 26, 1996, which provides the basic information you should know before investing in the Fund, may be obtained without charge from the Fund at its address or telephone numbers listed below or from the Fund's Distributor, Dean Witter Distributors Inc., or from Dean Witter Reynolds Inc. at any of its branch offices. This Statement of Additional Information is not a Prospectus. It contains information in addition to and more detailed than that set forth in the Prospectus. It is intended to provide additional information regarding the activities and operations of the Fund, and should be read in conjunction with the Prospectus.

Dean Witter
National Municipal Trust
Two World Trade Center
New York, New York 10048
(212) 392-2550 or
(800) 869-NEWS (toll-free)

TABLE OF CONTENTS
-----------------------------------------------------------------------------


 The Fund and its Management..............  3
Trustees and Officers....................   6
Investment Practices and Policies .......  11
Investment Restrictions..................  17
Portfolio Transactions and Brokerage ....  19
The Distributor .........................  20
Determination of Net Asset Value  .......  23
Shareholder Services.....................  24
Redemptions and Repurchases..............  28
Dividends, Distributions and Taxes ......  31
Performance Information..................  32
Description of Shares ...................  33
Custodian and Transfer Agent ............  34
Independent Accountants..................  34
Reports to Shareholders..................  35
Legal Counsel............................  35
Experts .................................  35
Registration Statement...................  35
Financial Statements--September 30,
 1996....................................  36
Report of Independent Accountants .......  47
Appendix.................................  48

THE FUND AND ITS MANAGEMENT
-----------------------------------------------------------------------------

THE FUND

   The Fund was organized as a Massachusetts business trust on March 29, 1994.

THE INVESTMENT MANAGER

   Dean Witter InterCapital Inc. (the "Investment Manager" or "InterCapital"), whose address is Two World Trade Center, New York, New York 10048, is the Fund's Investment Manager. InterCapital is a wholly-owned subsidiary of Dean Witter, Discover & Co. ("DWDC"), a Delaware corporation. In an internal reorganization which took place in January, 1993, InterCapital assumed the investment advisory, administrative and management activities previously performed by the InterCapital Division of Dean Witter Reynolds Inc. ("DWR"), a broker-dealer affiliate of InterCapital. (As hereinafter used in this Statement of Additional Information, the terms "InterCapital" and "Investment Manager" refer to DWR's InterCapital Division prior to the internal reorganization and to Dean Witter InterCapital Inc. thereafter.) The daily management of the Fund and research relating to the Fund's portfolio is conducted by or under the direction of officers of the Fund and of the Investment Manager, subject to periodic review by the Fund's Board of Trustees. In addition, Trustees of the Fund provide guidance on economic factors and interest rate trends. Information as to these trustees and officers is contained under the caption "Trustees and Officers."

   InterCapital is also the investment manager or investment adviser of the following investment companies: Dean Witter Liquid Asset Fund Inc., InterCapital Income Securities Inc., Dean Witter High Yield Securities Inc., Dean Witter Tax-Free Daily Income Trust, Dean Witter Developing Growth Securities Trust, Dean Witter American Value Fund, Dean Witter Dividend Growth Securities Inc., Dean Witter Natural Resource Development Securities Inc., Dean Witter U.S. Government Money Market Trust, Dean Witter California Tax-Free Income Fund, Dean Witter Variable Investment Series, Dean Witter World Wide Investment Trust, Dean Witter Select Municipal Reinvestment Fund, Dean Witter U.S. Government Securities Trust, Dean Witter New York Tax-Free Income Fund, Dean Witter Convertible Securities Trust, Dean Witter Federal Securities Trust, Dean Witter Value-Added Market Series, High Income Advantage Trust, High Income Advantage Trust II, High Income Advantage Trust III, Dean Witter Government Income Trust, Dean Witter California Tax-Free Daily Income Trust, Dean Witter Utilities Fund, Dean Witter Strategist Fund, Dean Witter World Wide Income Trust, Dean Witter Intermediate Income Securities, Dean Witter Capital Growth Securities, Dean Witter European Growth Fund Inc., Dean Witter Pacific Growth Fund Inc., Dean Witter Precious Metals and Minerals Trust, Dean Witter Global Short-Term Income Fund Inc., Dean Witter Multi-State Municipal Series Trust, Dean Witter New York Municipal Money Market Trust, InterCapital Quality Municipal Investment Trust, Dean Witter Premier Income Trust, Dean Witter Short-Term U.S. Treasury Trust, InterCapital Insured Municipal Bond Trust, InterCapital Insured Municipal Trust, InterCapital Quality Municipal Income Trust, Dean Witter Diversified Income Trust, Dean Witter Health Sciences Trust, Dean Witter Retirement Series, InterCapital Quality Municipal Securities, InterCapital California Quality Municipal Securities, InterCapital New York Quality Municipal Securities, Dean Witter Global Dividend Growth Securities, Dean Witter Global Utilities Fund, Dean Witter High Income Securities, Dean Witter Limited Term Municipal Trust, Dean Witter Short-Term Bond Fund, Dean Witter International SmallCap Fund, Dean Witter Mid-Cap Growth Fund, Dean Witter Select Dimensions Investment Series, Dean Witter Balanced Growth Fund, Dean Witter Balanced Income Fund, Dean Witter Hawaii Municipal Trust, Dean Witter Capital Appreciation Fund, Dean Witter Intermediate Term U.S. Treasury Trust, Dean Witter Information Fund, Dean Witter Japan Fund, Dean Witter Income Builder Fund, Dean Witter Special Value Fund, InterCapital Insured Municipal Securities, InterCapital Insured California Municipal Securities, InterCapital Insured Municipal Income Trust, InterCapital California Insured Municipal Income Trust, Active Assets Money Trust, Active Assets California Tax-Free Trust, Active Assets Tax-Free Trust, Active Assets Government Securities Trust, Municipal Income Trust, Municipal Income Trust II, Municipal Income Trust III, Municipal Income Opportunities Trust, Municipal Income Opportunities Trust II, Municipal Income Opportunities Trust III, Municipal Premium Income Trust and Prime Income Trust. The foregoing investment companies, together with the Fund, are collectively referred to as the Dean Witter Funds.

   In addition, Dean Witter Services Company Inc. ("DWSC"), a wholly-owned subsidiary of InterCapital, serves as manager for the following companies for which TCW Funds Management, Inc. is the investment adviser: TCW/DW Core Equity Trust, TCW/DW North American Government Income Trust, TCW/DW Latin American Growth Fund, TCW/DW Income and Growth Fund, TCW/DW Small Cap Growth Fund, TCW/DW Balanced Fund, TCW/DW Total Return Trust, TCW/DW Mid-Cap Equity Trust, TCW/DW Global Telecom Trust, TCW/DW Strategic Income Trust, TCW/DW Term Trust 2000, TCW/DW Term Trust 2002, TCW/DW Term Trust 2003 and TCW/DW Emerging Markets Opportunities Trust (the "TCW/DW Funds"). InterCapital also serves as: (i) sub-adviser to Templeton Global Opportunities Trust, an open-end investment company; (ii) administrator of The BlackRock Strategic Term Trust Inc., a closed-end investment company; and (iii) sub-administrator of MassMutual Participation Investors and Templeton Global Governments Income Trust, closed-end investment companies.

   Pursuant to an Investment Management Agreement (the "Agreement") with the Investment Manager, the Fund has retained the Investment Manager to manage the investment of the Fund's assets, including the placing of orders for the purchase and sale of portfolio securities. The Investment Manager obtains and evaluates such information and advice relating to the economy, securities markets, and specific securities as it considers necessary or useful to continuously manage the assets of the Fund in a manner consistent with its investment objective and policies.

   Under the terms of the Agreement, in addition to managing the Fund's investments, the Investment Manager maintains certain of the Fund's books and records and furnishes, at its own expense, such office space, facilities, equipment, clerical help, bookkeeping and legal services as the Fund may reasonably require in the conduct of its business, including the preparation of prospectuses, proxy statements and reports required to be filed with federal and state securities commissions (except insofar as the participation or assistance of independent accountants and attorneys is, in the opinion of the Investment Manager, necessary or desirable). In addition, the Investment Manager pays the salaries of all personnel, including officers of the Fund, who are employees of the Investment Manager. The Investment Manager also bears the cost of telephone service, heat, light, power and other utilities provided to the Fund. The Investment Manager has retained DWSC to perform its administrative services under the Agreement.

   Expenses not expressly assumed by the Investment Manager under the Agreement or by the Distributor of the Fund's shares, Dean Witter Distributors Inc. ("Distributors" or the "Distributor") (see "The Distributor"), will be paid by the Fund. The expenses borne by the Fund include, but are not limited to: charges and expenses of any registrar, custodian, stock transfer and dividend disbursing agent; brokerage commissions; taxes; engraving and printing share certificates; registration costs of the Fund and its shares under federal and state securities laws; the cost and expense of printing, including typesetting, and distributing Prospectuses and Statements of Additional Information of the Fund and supplements thereto to the Fund's shareholders; all expenses of shareholders' and Trustees' meetings and of preparing, printing and mailing of proxy statements and reports to shareholders; fees and travel expenses of Trustees or members of any advisory board or committee who are not employees of the Investment Manager or any corporate affiliate of the Investment Manager; all expenses incident to any dividend, withdrawal or redemption options; charges and expenses of any outside service used for pricing of the Fund's shares; fees and expenses of legal counsel, including counsel to the Trustees who are not interested persons of the Funds or of the Investment Manager (not including compensation or expenses of attorneys who are employees of the Investment Manager) and independent accountants; membership dues of industry associations; interest on Fund borrowings; postage; insurance premiums on property or personnel (including officers and trustees) of the Fund which inure to its benefit; extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification relating thereto); and all other costs of the Fund's operation. As full compensation for the services and facilities furnished to the Fund and expenses of the Fund assumed by the Investment Manager, the Fund pays the Investment Manager monthly compensation calculated daily at the annual rate of 0.35% of the daily net assets of the Fund. The Investment Manager had undertaken from June 2, 1994 (commencement of operations) to assume all expenses (except for brokerage and 12b-1 fees) and to waive the compensation provided for in its Management Agreement until December 31, 1995. The

Investment Manager has undertaken from January 1, 1996 through June 30, 1997 to continue to waive management fees and to continue to assume expenses (except for brokerage and 12b-1 fees) to the extent they exceed, on an annualized basis, 0.50% of the Fund's daily net assets. During the fiscal period June 2, 1994 through September 30, 1994 and during the fiscal year ended September 30, 1995, the fees payable ($21,252 and $158,216, respectively) under the Agreement were waived by the Investment Manager pursuant to the undertaking described above covering these periods. During the fiscal year ended September 30, 1996, the management fees payable under the Agreement amounted to $269,889 of which $117,136 was waived by the Investment Manager pursuant to the undertakings described above.

   The Investment Manager has paid the organizational expenses of the Fund, in the amount of approximately $148,000, incurred prior to the offering of the Fund's shares. The Fund has reimbursed the Investment Manager for such expenses exclusive of any amounts assumed by the Investment Manager. The Fund has deferred and is amortizing the reimbursed expenses on the straight line method over a period not to exceed five years from the date of commencement of the Fund's operations.

   The Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Investment Manager is not liable to the Fund or any of its investors for any act or omission by the Investment Manager or for any losses sustained by the Fund or its investors. The Agreement in no way restricts the Investment Manager from acting as investment manager or adviser to others.

   The Agreement was initially approved by the Trustees on May 10, 1994 and by InterCapital as the sole Shareholder on May 10, 1994. The Agreement may be terminated at any time, without penalty, on thirty days' notice, by the Board of Trustees of the Fund, by the holders of a majority, as defined in the Investment Company Act of 1940, as amended (the "Act"), of the outstanding shares of the Fund, or by the Investment Manager. The Agreement will automatically terminate in the event of its assignment (as defined in the Act).

   Under its terms, the Agreement had an initial term ending April 30, 1995, and will continue from year to year thereafter, provided continuance of the Agreement is approved at least annually by the vote of the holders of a majority (as defined in the Act) of the outstanding shares of the Fund, or by the Board of Trustees of the Fund; provided that in either event such continuance is approved annually by the vote of a majority of the Independent Trustees of the Fund who are not parties to the Agreement or "interested persons" (as defined in the Act) of any such party (the "Independent Trustees"), which vote must be cast in person at a meeting called for the purpose of voting on such approval. At its meeting held on April 17, 1996, the Fund's Board of Trustees, including all of the Independent Trustees, approved the most recent continuation of the Agreement until April 30, 1997.

   The Fund has acknowledged that the name "Dean Witter" is a property right of DWR. The Fund has agreed that DWR or its parent company may use or, at any time, permit others to use, the name "Dean Witter". The Fund has also agreed that in the event the investment management contract between the Investment Manager and the Fund is terminated, or if the affiliation between InterCapital and its parent company is terminated, the Fund will eliminate the name "Dean Witter" from its name if DWR or its parent company shall so request.

TRUSTEES AND OFFICERS
-----------------------------------------------------------------------------

   The Trustees and Executive Officers of the Fund, their principal business occupations during the last five years and their affiliations, if any, with InterCapital, and with the 82 Dean Witter Funds and the 14 TCW/DW Funds, are shown below.

   NAME, AGE, POSITION WITH FUND AND ADDRESS          PRINCIPAL OCCUPATIONS DURING LAST FIVE YEARS
---------------------------------------------- --------------------------------------------------------
Michael Bozic (55)                             Chairman and Chief Executive Officer of Levitz Furniture
 Trustee                                       Corporation (since November, 1995); Director or Trustee of
 c/o Levitz Furniture Corporation              the Dean Witter Funds; formerly President and Chief Executive
 6111 Broken Sound Parkway, N.W.               Officer of Hills Department Stores (May, 1991-July, 1995);
 Boca Raton, Florida                           formerly variously Chairman, Chief Executive Officer,
                                               President and Chief Operating Officer (1987- 1991) of the
                                               Sears Merchandise Group of Sears, Roebuck and Co.; Director
                                               of Eaglemark Financial Services Inc., the United Negro College
                                               Fund and Weirton Steel Corporation.

Charles A. Fiumefreddo* (63)                   Chairman, Chief Executive Officer and Director of InterCapital,
 Chairman of the Board, President and Chief    Distributors and DWSC; Executive Vice President and Director
 Executive Officer and Trustee                 of DWR; Chairman, Director or Trustee, President and Chief
 Two World Trade Center                        Executive Officer of the Dean Witter Funds; Chairman, Chief
 New York, New York                            Executive Officer and Trustee of the TCW/DW Funds; Chairman
                                               and Director of Dean Witter Trust Company ("DWTC"); Director
                                               and/or officer of various DWDC subsidiaries; formerly Executive
                                               Vice President and Director of DWDC (until February, 1993).

Edwin J. Garn (64)                             Director or Trustee of the Dean Witter Funds; formerly United
 Trustee                                       States Senator (R-Utah)(1974-1992) and Chairman, Senate
 c/o Huntsman Chemical Corporation             Banking Committee (1980-1986); formerly Mayor of Salt Lake
 500 Huntsman Way                              City, Utah (1971-1974); formerly Astronaut, Space Shuttle
 Salt Lake City, Utah                          Discovery (April 12-19, 1985); Vice Chairman, Huntsman Chemical
                                               Corporation (since January, 1993); Director of Franklin Quest
                                               (time management systems) and John Alden Financial Corp.;
                                               member of the board of various civic and charitable
                                               organizations.

John R. Haire (71)                             Chairman of the Audit Committee and Chairman of the Committee
 Trustee                                       of the Independent Directors or Trustees and Director or Trustee
 Two World Trade Center                        of the Dean Witter Funds; Chairman of the Audit Committee
 New York, New York                            and Chairman of the Committee of the Independent Trustees
                                               and Trustee of the TCW/DW Funds; formerly President, Council for Aid to Education (1978-1989) and Chairman and Chief Executive
                                               Officer of Anchor Corporation, an Investment Adviser
                                               (1964-1978); Director of Washington National Corporation
                                               (insurance).

                                6

   NAME, AGE, POSITION WITH FUND AND ADDRESS          PRINCIPAL OCCUPATIONS DURING LAST FIVE YEARS
---------------------------------------------- --------------------------------------------------------
Dr. Manuel H. Johnson (47)                     Senior Partner, Johnson Smick International, Inc., a consulting
 Trustee                                       firm; Koch Professor of International Economics and Director
 c/o Johnson Smick International, Inc.         of the Center for Global Market Studies at George Mason
 1133 Connecticut Avenue, N.W.                 University; Co-Chairman and a founder of the Group of Seven
 Washington, DC                                Council (G7C), an international economic commission (since
                                               September, 1990); Director or Trustee of the Dean Witter Funds;
                                               Trustee of the TCW/DW Funds; Director of NASDAQ (since June,
                                               1995); Director of Greenwich Capital Markets Inc.
                                               (broker-dealer); formerly Vice Chairman of the Board of
                                               Governors of the Federal Reserve System (1986- 1990) and
                                               Assistant Secretary of the U.S. Treasury (1982-1986).

Michael E. Nugent (60)                         General Partner, Triumph Capital, LP., a private investment
 Trustee                                       partnership; Director or Trustee of the Dean Witter Funds;
 c/o Triumph Capital, LP                       Trustee of the TCW/DW Funds; formerly Vice President, Bankers
 237 Park Avenue                               Trust Company and BT Capital Corporation (1984-1988); Director
 New York, New York                            of various business organizations.

Philip J. Purcell* (53)                        Chairman of the Board of Directors and Chief Executive Officer
 Trustee                                       of DWDC, DWR and Novus Credit Services Inc.; Director of
 Two World Trade Center                        InterCapital, DWSC and Distributors; Director or Trustee of
 New York, New York                            the Dean Witter Funds; Director and/or officer of various
                                               DWDC subsidiaries.

John L. Schroeder (66)                         Retired; Director or Trustee of the Dean Witter Funds; Director
 Trustee                                       of Citizens Utilities Company; formerly Executive Vice
 c/o Gordon Altman Butowsky                    President and Chief Investment Officer of the Home Insurance
  Weitzen Shalov & Wein                        Company (August, 1991-September, 1995); and Chairman and Chief
 Counsel to the Independent Trustees           Investment Officer of Axe-Houghton Management and the
 114 West 47th Street                          Axe-Houghton Funds (1983-1991).
 New York, New York

Sheldon Curtis (64)                            Senior Vice President, Secretary and General Counsel of
 Vice President, Secretary                     InterCapital and DWSC; Senior Vice President and Secretary
 and General Counsel                           of DWTC; Senior Vice President, Assistant Secretary and
 Two World Trade Center                        Assistant General Counsel of Distributors; Assistant Secretary
 New York, New York                            of DWR; Vice President, Secretary and General Counsel of the
                                               Dean Witter Funds and the TCW/DW Funds.

James F. Willison (53)                         Senior Vice President of InterCapital; Vice President of various
 Vice President                                Dean Witter Funds.
 Two World Trade Center
 New York, New York

Thomas F. Caloia (50)                          First Vice President and Assistant Treasurer of InterCapital
 Treasurer                                     and DWSC; Treasurer of the Dean Witter Funds and the TCW/DW
 Two World Trade Center                        Funds.
 New York, New York

------------
* Denotes Trustees who are "interested persons" of the Fund, as defined in the Act.

   In addition, Robert M. Scanlan, President and Chief Operating Officer of InterCapital and DWSC, Executive Vice President of Distributors and DWTC and Director of DWTC, Robert S. Giambrone, Senior Vice President of InterCapital, DWSC and Distributors and DWTC and Director of DWTC, Joseph J. McAlinden, Executive Vice President and Chief Investment Officer of InterCapital and Director of DWTC, and Peter M. Avelar and Jonathan R. Page, Senior Vice Presidents of InterCapital, are Vice Presidents of the Fund, and Marilyn K. Cranney and Barry Fink, First Vice Presidents and Assistant General Counsels of InterCapital and DWSC, and Lou Anne D. McInnis and Ruth Rossi, Vice Presidents and Assistant General Counsels of InterCapital and DWSC, and Carsten Otto and Frank Bruttomesso, Staff Attorneys with InterCapital and DWSC, are Assistant Secretaries of the Fund.

THE BOARD OF TRUSTEES, THE INDEPENDENT TRUSTEES, AND THE COMMITTEES

   The Board of Trustees consists of eight (8) trustees. These same individuals also serve as directors or trustees for all of the Dean Witter Funds, and are referred to in this section as Trustees. As of the date of this Statement of Additional Information, there are a total of 82 Dean Witter Funds, comprised of 122 portfolios. As of October 31, 1996, the Dean Witter Funds had total net assets of approximately $79.4 billion and more than five million shareholders.

   Six Trustees (75% of the total number) have no affiliation or business connection with InterCapital or any of its affiliated persons and do not own any stock or other securities issued by InterCapital's parent company, DWDC. These are the "disinterested" or "independent" Trustees. The other two Trustees (the "management Trustees") are affiliated with InterCapital. Four of the six independent Trustees are also Independent Trustees of the TCW/DW Funds.

   Law and regulation establish both general guidelines and specific duties for the Independent Trustees. The Dean Witter Funds seek as Independent Trustees individuals of distinction and experience in business and finance, government service or academia; these are people whose advice and counsel are in demand by others and for whom there is often competition. To accept a position on the Funds' Boards, such individuals may reject other attractive assignments because the Funds make substantial demands on their time. Indeed, by serving on the Funds' Boards, certain Trustees who would otherwise be qualified and in demand to serve on bank boards would be prohibited by law from doing so.

   All of the Independent Trustees serve as members of the Audit Committee and the Committee of the Independent Trustees. Three of them also serve as members of the Derivatives Committee. During the calendar year ended December 31, 1995, the three Committees held a combined total of fifteen meetings. The Committees hold some meetings at InterCapital's offices and some outside InterCapital. Management Trustees or officers do not attend these meetings unless they are invited for purposes of furnishing information or making a report.

   The Committee of the Independent Trustees is charged with recommending to the full Board approval of management, advisory and administration contracts, Rule 12b-1 plans and distribution and underwriting agreements; continually reviewing Fund performance; checking on the pricing of portfolio securities, brokerage commissions, transfer agent costs and performance, and trading among Funds in the same complex; and approving fidelity bond and related insurance coverage and allocations, as well as other matters that arise from time to time. The Independent Trustees are required to select and nominate individuals to fill any Independent Trustee vacancy on the Board of any Fund that has a Rule 12b-1 plan of distribution. Most of the Dean Witter Funds have such a plan.

   The Audit Committee is charged with recommending to the full Board the engagement or discharge of the Fund's independent accountants; directing investigations into matters within the scope of the independent accountants' duties, including the power to retain outside specialists; reviewing with the independent accountants the audit plan and results of the auditing engagement; approving professional services provided by the independent accountants and other accounting firms prior to the performance of such services; reviewing the independence of the independent accountants; considering the range of audit and non-audit fees; reviewing the adequacy of the Fund's system of internal controls; and preparing and submitting Committee meeting minutes to the full Board.

   Finally, the Board of each Fund has formed a Derivatives Committee to establish parameters for and oversee the activities of the Fund with respect to derivative investments, if any, made by the Fund.

DUTIES OF CHAIRMAN OF COMMITTEE OF THE INDEPENDENT TRUSTEES AND AUDIT
COMMITTEE

   The Chairman of the Committee of the Independent Trustees and the Audit Committee maintains an office at the Funds' headquarters in New York. He is responsible for keeping abreast of regulatory and industry developments and the Funds' operations and management. He screens and/or prepares written materials and identifies critical issues for the Independent Trustees to consider, develops agendas for Committee meetings, determines the type and amount of information that the Committees will need to form a judgment on various issues, and arranges to have that information furnished to Committee members. He also arranges for the services of independent experts and consults with them in advance of meetings to help refine reports and to focus on critical issues. Members of the Committees believe that the person who serves as Chairman of both Committees and guides their efforts is pivotal to the effective functioning of the Committees.

   The Chairman of the Committees also maintains continuous contact with the Funds' management, with independent counsel to the Independent Trustees and with the Funds' independent auditors. He arranges for a series of special meetings involving the annual review of investment advisory, management and other operating contracts of the Funds and, on behalf of the Committees, conducts negotiations with the Investment Manager and other service providers. In effect, the Chairman of the Committees serves as a combination of chief executive and support staff of the Independent Trustees.

   The Chairman of the Committee of the Independent Trustees and the Audit Committee is not employed by any other organization and devotes his time primarily to the services he performs as Committee Chairman and Independent Trustee of the Dean Witter Funds and as an Independent Trustee and, since July 1, 1996, as Chairman of the Committee of the Independent Trustees and the Audit Committee of the TCW/DW Funds. The current Committee Chairman has had more than 35 years experience as a senior executive in the investment company industry.

ADVANTAGES OF HAVING SAME INDIVIDUALS AS INDEPENDENT TRUSTEES FOR ALL DEAN WITTER FUNDS

   The Independent Trustees and the Funds' management believe that having the same Independent Trustees for each of the Dean Witter Funds avoids the duplication of effort that would arise from having different groups of individuals serving as Independent Trustees for each of the Funds or even of sub-groups of Funds. They believe that having the same individuals serve as Independent Trustees of all the Funds tends to increase their knowledge and expertise regarding matters which affect the Fund complex generally and enhances their ability to negotiate on behalf of each Fund with the Fund's service providers. This arrangement also precludes the possibility of separate groups of Independent Trustees arriving at conflicting decisions regarding operations and management of the Funds and avoids the cost and confusion that would likely ensue. Finally, having the same Independent Trustees serve on all Fund Boards enhances the ability of each Fund to obtain, at modest cost to each separate Fund, the services of Independent Trustees, and a Chairman of their Committees, of the caliber, experience and business acumen of the individuals who serve as Independent Trustees of the Dean Witter Funds.

COMPENSATION OF INDEPENDENT TRUSTEES

   The Fund pays each Independent Trustee an annual fee of $1,000 plus a per meeting fee of $50 for meetings of the Board of Trustees or committees of the Board of Trustees attended by the Trustee (the Fund pays the Chairman of the Audit Committee an annual fee of $750 and pays the Chairman of the Committee of the Independent Trustees an additional annual fee of $1,200). The Fund also reimburses such Trustees for travel and other out-of-pocket expenses incurred by them in connection with attending such meetings. Trustees and officers of the Fund who are or have been employed by the Investment Manager or an affiliated company receive no compensation or expense reimbursement from the Fund.

   At such time as the Fund has paid fees to the Independent Trustees for a full fiscal year, and assuming that during such fiscal year the Fund holds the same number of Board and committee meetings as were held by the other Dean Witter Funds during the calendar year ended December 31, 1995, it is estimated that the compensation paid to each Independent Trustee during such fiscal year will be the amount shown in the following table:

                        FUND COMPENSATION (ESTIMATED)

                               AGGREGATE
    NAME OF INDEPENDENT      COMPENSATION
TRUSTEE                      FROM THE FUND
-------------------------- ---------------
Michael Bozic .............     $2,000
Edwin J. Garn .............      2,000
John R. Haire .............      3,950
Dr. Manuel H. Johnson  ....      2,000
Michael E. Nugent..........      2,000
John L. Schroeder..........      2,000

   The following table illustrates the compensation paid to the Fund's Independent Trustees for the calendar year ended December 31, 1995 for services to the 79 Dean Witter Funds and, in the case of Messrs. Haire, Johnson, Nugent and Schroeder, the 11 TCW/DW Funds that were in operation at December 31, 1995. With respect to Messrs. Haire, Johnson, Nugent and Schroeder, the TCW/DW Funds are included solely because of a limited exchange privilege between those Funds and five Dean Witter Money Market Funds. Mr. Schroeder was elected as a Trustee of the TCW/DW Funds on April 20, 1995.

             COMPENSATION FROM DEAN WITTER FUNDS AND TCW/DW FUNDS

                                                               FOR SERVICE AS
                                                                CHAIRMAN OF        TOTAL
                               FOR SERVICE                     COMMITTEES OF   COMPENSATION
                             AS DIRECTOR OR    FOR SERVICE AS   INDEPENDENT        PAID
                               TRUSTEE AND      TRUSTEE AND      DIRECTORS/   FOR SERVICES TO
                            COMMITTEE MEMBER  COMMITTEE MEMBER  TRUSTEES AND  79 DEAN WITTER
    NAME OF INDEPENDENT     OF 79 DEAN WITTER   OF 11 TCW/DW       AUDIT       FUNDS AND 11
TRUSTEE                           FUNDS            FUNDS         COMMITTEES    TCW/DW FUNDS
-------------------------- ----------------- ---------------- -------------- ---------------
Michael Bozic .............     $126,050               --               --       $126,050
Edwin J. Garn .............      136,450               --               --        136,450
John R. Haire .............       98,450          $82,038         $217,350(1)     397,838
Dr. Manuel H. Johnson  ....      136,450           82,038               --        218,488
Michael E. Nugent .........      124,200           75,038               --        199,238
John L. Schroeder..........      136,450           46,964               --        183,414

(1) For the 79 Dean Witter Funds in operation at December 31, 1995. As noted above, on July 1, 1996, Mr. Haire became Chairman of the Committee of the Independent Trustees and the Audit Committee of the TCW/DW Funds in addition to continuing to serve in such positions for the Dean Witter Funds.

   As of the date of this Statement of Additional Information, 57 of the Dean Witter Funds, not including the Fund, have adopted a retirement program under which an Independent Trustee who retires after serving for at least five years (or such lesser period as may be determined by the Board) as an Independent Director or Trustee of any Dean Witter Fund that has adopted the retirement program (each such Fund referred to as an "Adopting Fund" and each such Trustee referred to as an "Eligible Trustee") is entitled to retirement payments upon reaching the eligible retirement age (normally, after attaining age 72). Annual payments are based upon length of service. Currently, upon retirement, each Eligible Trustee is entitled to receive from the Adopting Fund, commencing as of his or her retirement date and continuing for the remainder of his or her life, an annual retirement benefit (the "Regular Benefit") equal to 25.0% of his or her Eligible Compensation plus 0.4166666% of such Eligible Compensation for each full month of service as an Independent Director or Trustee of any Adopting Fund in excess of five years up to a maximum of 50.0% after ten years of service. The foregoing percentages may be changed by the Board.(2) "Eligible Compensation" is one-fifth of the total compensation earned by such Eligible Trustee for service to the Adopting Fund in the five year period prior to the date of the Eligible Trustee's retirement. Benefits under the retirement program are not secured or funded by the Adopting Funds.

   The following table illustrates the retirement benefits accrued to the Fund's Independent Trustees by the 57 Dean Witter Funds (not including the
Fund) as of December 31, 1995, and the estimated retirement benefits for the Fund's Independent Trustees from the 57 Dean Witter Funds as of December 31, 1995.

                RETIREMENT BENEFITS FROM ALL DEAN WITTER FUNDS

                                                                          ESTIMATED
                                                             RETIREMENT     ANNUAL
                               ESTIMATED                      BENEFITS     BENEFITS
                               CREDITED                      ACCRUED AS      UPON
                                 YEARS         ESTIMATED      EXPENSES    RETIREMENT
                             OF SERVICE AT   PERCENTAGE OF     BY ALL      FROM ALL
    NAME OF INDEPENDENT       RETIREMENT       ELIGIBLE       ADOPTING     ADOPTING
TRUSTEE                      (MAXIMUM 10)    COMPENSATION      FUNDS      FUNDS (3)
-------------------------- --------------- --------------- ------------ ------------
Michael Bozic .............       10             50.0%        $ 26,359     $ 51,550
Edwin J. Garn .............       10             50.0           41,901       51,550
John R. Haire .............       10             50.0          261,763      130,404
Dr. Manuel H. Johnson  ....       10             50.0           16,748       51,550
Michael E. Nugent .........       10             50.0           30,370       51,550
John L. Schroeder..........        8             41.7           51,812       42,958

(2) An Eligible Trustee may elect alternate payments of his or her retirement benefits based upon the combined life expectancy of such Eligible Trustee and his or her spouse on the date of such Eligible Trustee's retirement. The amount estimated to be payable under this method, through the remainder of the later of the lives of such Eligible Trustee and spouse, will be the actuarial equivalent of the Regular Benefit. In addition, the Eligible Trustee may elect that the surviving spouse's periodic payment of benefits will be equal to either 50% or 100% of the previous periodic amount, an election that, respectively, increases or decreases the previous periodic amount so that the resulting payments will be the actuarial equivalent of the Regular Benefit.
(3) Based on current levels of compensation. Amount of annual benefits also varies depending on the Trustee's elections described in Footnote (2) above.

   As of the date of this Statement of Additional Information, the aggregate number of shares of beneficial interest of the Fund owned by the Fund's officers and Trustees as a group was less than 1 percent of the Fund's shares of beneficial interest outstanding.

INVESTMENT PRACTICES AND POLICIES
-----------------------------------------------------------------------------

PORTFOLIO SECURITIES

   The payment of principal and interest by issuers of certain Municipal Bonds and Notes ("Municipal Obligations") purchased by the Fund may be guaranteed by letters of credit or other credit facilities offered by banks or other financial institutions. Such guarantees will be considered in determining whether a Municipal Obligation meets the Fund's investment quality requirements. In addition, some issues may contain provisions which permit the Fund to demand from the issuer repayment of principal at some specified period(s) prior to maturity.

   Municipal Bonds. Municipal Bonds, as referred to in the Prospectus, are debt obligations of a state, its cities, municipalities and municipal agencies (all of which are generally referred to as "municipalities") which generally have a maturity at the time of issuance of one year or more, and the interest from which is, in the opinion of bond counsel, exempt from federal income tax. They are issued to raise funds for various public purposes, such as construction of a wide range of public facilities, to refund outstanding obligations and to obtain funds for general operating expenses or to loan to other public institutions and facilities. In addition, certain types of industrial development bonds and pollution control bonds are issued by or on behalf of public authorities to provide funding for various privately operated facilities.

   Municipal Notes. Municipal Notes are short-term obligations of municipalities, generally with a maturity at the time of issuance ranging from six months to three years, the interest from which is, in the opinion of bond counsel, exempt from federal income tax. The principal types of Municipal Notes include tax anticipation notes, bond anticipation notes, revenue anticipation notes and project notes, although there are other types of Municipal Notes in which the Fund may invest. Notes sold in anticipation of collection of taxes, a bond sale or receipt of other revenues are usually general obligations of the issuing municipality or agency. Project Notes are issued by local agencies and are guaranteed by the United States Department of Housing and Urban Development. Such notes are secured by the full faith and credit of the United States Government. Project Notes are not currently being issued.

   Municipal Commercial Paper. Municipal Commercial Paper refers to short-term obligations of municipalities the interest from which is, in the opinion of bond counsel, exempt from federal income tax, and which may be issued at a discount and is sometimes referred to as Short-Term Discount Notes. Municipal Commercial Paper is likely to be used to meet seasonal working capital needs of a municipality or interim construction financing and to be paid from general revenues of the municipality or refinanced with long-term debt. In most cases, Municipal Commercial Paper is backed by letters of credit, lending agreements, note repurchase agreements or other credit facility agreements offered by banks or other institutions.

   Obligations of issuers of Municipal Bonds, Municipal Notes and Municipal Commercial Paper are subject to provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Act, and laws, if any, which may be enacted by Congress or any state extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations or upon municipalities to levy taxes. There is also the possibility that, as a result of litigation or other conditions, the power or ability of any one or more issuers to pay, when due, principal of and interest on its, or their, Municipal Bonds, Municipal Notes and Municipal Commercial Paper may be materially affected.

   Special Investment Considerations. The percentage and rating policies in the Prospectus apply at the time of acquisition of a security based upon the last previous determination of the Fund's net asset value; any subsequent change in any ratings by a rating service or change in percentages resulting from market fluctuations or other changes in the amount of total assets will not require elimination of any security from the Fund's portfolio until such time as the Investment Manager determines that it is practicable to sell the security without undue market or tax consequences to the Fund. Therefore, the Fund may hold securities which have been downgraded to ratings of Ba or BB or lower by Moody's or S&P. Such securities are considered to be speculative investments. However, the Fund does not intend to invest in Municipal Obligations which are rated below either Baa by Moody's or BBB by S&P (the lowest ratings considered investment grade) or, if not rated, are deemed by the Investment Manager to be below investment grade, in amounts exceeding 5% of its net assets. Any subsequent change in any rating of any security below investment grade which causes the Fund to be invested in such securities in an amount exceeding 5% of its net assets will result in the elimination of that security from the Fund's portfolio as soon as practicable without adverse market or tax consequences to the Fund.

   Furthermore, the Fund does not have any minimum quality rating standard for its downgraded or lower-rated investments. As such, the Fund may invest in securities rated as low as Caa, Ca or C by Moody's or CCC, CC, C, CI or D by S&P. Bonds rated Caa or Ca by Moody's may already be in default on payment of interest or principal, while bonds rated C by Moody's, their lowest bond rating, can be regarded as having extremely poor prospects of ever attaining any real investment standing. Bonds rated CI or D by S&P, their lowest bond rating, are no longer making interest payments or are in default.

   Because of the special nature of securities which are rated below investment grade by national credit rating agencies ("lower-rated securities"), the Investment Manager must take account of certain special considerations in assessing the risks associated with such investments. For example, as the lower rated securities market is relatively new, its growth has paralleled a long economic expansion and it has not weathered a recession in its present size and form. Therefore, an economic downturn or increase in interest rates is likely to have a negative effect on this market and on the value of the lower rated securities held by the Fund, as well as on the ability of the securities' issuers to repay principal and interest on their borrowings.

   The prices of lower rated securities have been found to be less sensitive to changes in prevailing interest rates than higher rated investments, but are likely to be more sensitive to adverse economic changes or individual corporate developments. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which would adversely affect their ability to service their principal and interest payment obligations, to meet their projected business goals or to obtain additional financing. If the issuer of a fixed-income security owned by the Fund defaults, the Fund may incur additional expenses to seek recovery. In addition, periods of economic uncertainty and change can be expected to result in an increased volatility of market prices of lower rated securities and a concomitant volatility in the net asset value of a share of the Fund. Moreover, the market prices of certain of the Fund's portfolio securities which are structured as zero coupon securities are affected to a greater extent by interest rate changes and thereby tend to be more volatile than securities which pay interest periodically and in cash (see "Dividends, Distributions and Taxes" for a discussion of the tax ramifications of investments in such securities).

   The secondary market for lower rated securities may be less liquid than the markets for higher quality securities and, as such, may have an adverse effect on the market prices of certain securities. The limited liquidity of the market may also adversely affect the ability of the Fund's Trustees to arrive at a fair value for certain lower rated securities at certain times and should make it difficult for the Fund to sell certain securities.

   New laws and proposed new laws may have a potentially negative impact on the market for lower rated securities. For example, recent legislation requires federally-insured savings and loan associations to divest their investments in lower rated securities. This legislation and other proposed legislation may have an adverse effect upon the value of lower rated securities and a concomitant negative impact upon the net asset value of a share of the Fund.

PORTFOLIO CHARACTERISTICS

   Variable Rate Obligations. As stated in the Prospectus, the Fund may invest in obligations of the type called "variable rate obligations".

   The interest rate payable on a variable rate obligation is adjusted either at predesignated periodic intervals or whenever there is a change in the market rate of interest on which the interest rate payable is based. Other features may include the right whereby the Fund may demand prepayment of the principal amount of the obligation prior to its stated maturity (a "demand feature") and the right of the issuer to prepay the principal amount prior to maturity. The principal benefit of a variable rate obligation is that the interest rate adjustment minimizes changes in the market value of the obligation. The principal benefit to the Fund of purchasing obligations with a demand feature is that liquidity, and the ability of the Fund to obtain repayment of the full principal amount of the obligation prior to maturity, is enhanced.

   When-Issued and Delayed Delivery Securities. As stated in the Prospectus, the Fund may purchase tax-exempt securities on a when-issued or delayed delivery basis. When such transactions are negotiated, the price is fixed at the time of the commitment, but delivery and payment can take place a month or more after the date of the commitment. While the Fund will only purchase securities on a when-issued or delayed delivery basis with the intention of acquiring the securities, the Fund may sell the securities before the settlement date, if it is deemed advisable. The securities so purchased or sold are subject to market fluctuation and no interest accrues to the purchaser during this period. At the time the Fund makes the commitment to purchase a Municipal Obligation on a when-issued or delayed delivery basis, it will record the transaction and thereafter reflect the value, each day, of the Municipal Obligation in determining its net asset value. The Fund will also establish a segregated account with its custodian bank in which it will maintain cash, cash equivalents or other liquid portfolio securities equal in value to commitments for such when-issued or delayed delivery securities. The Fund does not believe that its net asset value or income will be adversely affected by its purchase of Municipal Obligations on a when-issued or delayed delivery basis. The Fund may sell securities on a when-issued or delayed delivery basis provided that the Fund owns the security at the time of the sale. During the fiscal year ended September 30, 1996, the Fund's investments in when-issued and delayed delivery securities did not exceed 5% of the Fund's total assets.

   Repurchase Agreements. When cash may be available for only a few days, it may be invested by the Fund in repurchase agreements until such time as it may otherwise be invested or used for payments of obligations of the Fund. These agreements, which may be viewed as a type of secured lending by the Fund, typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell back to the institution, and that the institution will repurchase, the underlying security ("collateral"), which is held by the Fund's Custodian, at a specified price and at a fixed time in the future, usually not more than seven days from the date of purchase. The Fund will receive interest from the institution until the time when the repurchase is to occur. Although such date is deemed by the Fund to be the maturity date of a repurchase agreement, the maturities of securities subject to repurchase agreements are not subject to any limits and may exceed one year. While repurchase agreements involve certain risks not associated with direct investments in debt securities, the Fund follows procedures designed to minimize such risks. These procedures include effecting repurchase transactions only with large, well-capitalized and well-established financial institutions, whose financial condition will be continually monitored by the Investment Manager. In addition, the value of the collateral underlying the repurchase agreement will always be a least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Fund will seek to liquidate such collateral. However, the exercising of the Fund's right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss. It is the current policy of the Fund not to invest in repurchase agreements that do not mature within seven days if any such investment, together with any other illiquid assets held by the Fund, amounts to more than 15% of its net assets. The Fund's investments in repurchase agreements may at times be substantial when, in the view of the Investment Manager, liquidity or other considerations warrant.

FUTURES CONTRACTS AND OPTIONS ON FUTURES

   As discussed in the Prospectus, the Fund may invest in financial futures contracts ("futures contracts") and related options thereon. These futures contracts and related options thereon will be used only as a hedge against anticipated interest rate changes. A futures contract sale creates an obligation by the Fund, as seller, to deliver the specific type of instrument called for in the contract at a specified future time for a specified price. A futures contract purchase would create an obligation by the Fund, as purchaser, to take delivery of the specific type of financial instrument at a specified future time at a specified price. The specific securities delivered or taken, respectively, at settlement date, would not be determined until on or near that date. The determination would be in accordance with the rules of the exchange on which the futures contract sale or purchase was effected.

   Although the terms of futures contracts specify actual delivery or receipt of securities, in most instances the contracts are closed out before the settlement date without the making or taking of delivery of the securities. Closing out of a futures contract is usually effected by entering into an offsetting transaction. An offsetting transaction for a futures contract sale is effected by the Fund entering into a futures contract purchase for the same aggregate amount of the specific type of financial instrument at the same delivery date. If the price in the sale exceeds the price in the offsetting purchase, the Fund is immediately paid the difference and thus realizes a gain. If the offsetting purchase price exceeds the sale price, the Fund pays the difference and realizes a loss. Similarly, the closing out of a futures contract purchase is effected by the Fund entering into a futures contract sale. If the offsetting sale price exceeds the purchase price the Fund realizes a gain, and if the offsetting sale price is less than the purchase price the Fund realizes a loss.

   Unlike a futures contract, which requires the parties to buy and sell a security on a set date, an option on a futures contract entitles its holder to decide on or before a future date whether to enter into such a contract (a long position in the case of a call option and a short position in the case of a put option). If the holder decides not to enter into the contract, the premium paid for the contract is lost. Since the value of the option is fixed at the point of sale, there are no daily payments of cash to reflect the change in the value of the underlying contract, as discussed below for futures contracts. The value of the option changes is reflected in the net asset value of the Fund.

   The Fund is required to maintain margin deposits with brokerage firms through which it effects futures contracts and options thereon. The initial margin requirements vary according to the type of the underlying security. In addition, due to current industry practice, daily variations in gains and losses on open contracts are required to be reflected in cash in the form of variation margin payments. The Fund may be required to make additional margin payments during the term of the contract.

   Currently, futures contracts can be purchased on debt securities such as U.S. Treasury Bills and Bonds, U.S. Treasury Notes with maturities between 6 1/2 and 10 years, Certificates of the Government National Mortgage Association, Bank Certificates of Deposit and on a municipal bond index (see below). The Fund may invest in interest rate futures contracts covering these types of financial instruments as well as in new types of contracts that become available in the future.

   Financial futures contracts are traded in an auction environment on the floors of several Exchanges--principally, the Chicago Board of Trade, the Chicago Mercantile Exchange and the New York Futures Exchange. Each Exchange guarantees performance under contract provisions through a clearing corporation, a nonprofit organization managed by the Exchange membership which is also responsible for handling daily accounting of deposits or withdrawals of margin.

   A risk in employing futures contracts to protect against the price volatility of portfolio securities is that the prices of securities subject to futures contracts may correlate imperfectly with the behavior of the cash prices of the Fund's portfolio securities. The correlation may be distorted by the fact that the futures market is dominated by short-term traders seeking to profit from the difference between a contract or security price objective and their cost of borrowed funds. This would reduce the value of futures contracts for hedging purposes over a short time period. The correlation may be further distorted since the futures contracts that are being used to hedge are not based on municipal obligations.

   Another risk is that the Fund's Investment Manager could be incorrect in its expectations as to the direction or extent of various interest rate movements or the time span within which the movements take place. For example, if the Fund sold futures contracts for the sale of securities in anticipation of an increase in interest rates, and then interest rates went down instead, causing bond prices to rise, the Fund would lose money on the sale.

   Put and call options on financial futures have characteristics similar to Exchange traded options. For a further description of options, see below and the Prospectus.

   In addition to the risks associated in investing in options on securities, there are particular risks associated with investing in options on futures. In particular, the ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid secondary market. It is not certain that such a market will develop.

   In order to assure that the Fund is entering into transactions in futures contracts for hedging purposes as such is defined by the Commodity Futures Trading Commission either: 1) a substantial majority (i.e., approximately 75%) of all anticipatory hedge transactions (transactions in which the Fund does not own at the time of the transaction, but expects to acquire, the securities underlying the relevant futures contract) involving the purchase of futures contracts will be completed by the purchase of securities which are the subject of the hedge or 2) the underlying value of all long positions in futures contracts will not exceed the total value of a) all short-term debt obligations held by the Fund; b) cash held by the Fund; c) cash proceeds due to the Fund on investments within thirty days; d) the margin deposited on the contracts; and e) any unrealized appreciation in the value of the contracts.

   The Fund may not enter into futures contracts or related options thereon if, immediately thereafter, the amount committed to margin plus the amount paid for option premiums exceeds 5% of the value of the Fund's total assets. In instances involving the purchase of futures contracts by the Fund, an amount equal to the market value of the futures contract will be deposited in a segregated account of cash and cash equivalents to collateralize the position and thereby ensure that the use of such futures is unleveraged. The Fund may not purchase or sell futures contracts or related options if, immediately thereafter, more than one-third of its net assets would be hedged.

   Municipal Bond Index Futures--The Fund may utilize municipal bond index futures contracts and options thereon for hedging purposes. The Fund's strategies in employing such contracts will be similar to that discussed above with respect to financial futures and options thereon. A municipal bond index is a method of reflecting in a single number the market value of many different municipal bonds and is designed to be representative of the municipal bond market generally. The index fluctuates in response to changes in the market values of the bonds included within the index. Unlike futures contracts on particular financial instruments, futures contracts on a municipal bond index will be settled in cash if held until the close of trading in the contract. However, as in any other futures contract, a position in the contract may be closed out by purchase or sale of an offsetting contract for the same delivery month prior to expiration of the contract.

   Options--The Fund may purchase or sell (write) options on debt securities as a means of achieving additional return or hedging the value of the Fund's portfolio. The Fund will only buy options listed on national securities exchanges. The Fund will not purchase options if, as a result, the aggregate cost of all outstanding options exceeds 10% of the Fund's total assets.

   Presently there are no options on tax-exempt securities traded on national securities exchanges and until such time as they become available, the Fund will not invest in options on debt securities.

   A call option is a contract that gives the holder of the option the right to buy from the writer of the call option, in return for a premium, the security underlying the option at a specified exercise price at any time during the term of the option. The writer of the call option has the obligation, upon exercise of the option, to deliver the underlying security upon payment of the exercise price during the option period. A put option is a contract that gives the holder of the option the right to sell to the writer, in return for a premium, the underlying security at a specified price during the term of the option. The writer of the put has the obligation to buy the underlying security upon exercise, at the exercise price during the option period.

   The Fund will only write covered call or covered put options listed on national exchanges. The Fund may not write covered options in an amount exceeding 20% of the value of its total assets. A call option is "covered" if the Fund owns the underlying security covered by the call or has an absolute and immediate right to acquire that security or futures contract without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other securities held in its portfolio. A call option is also covered if the Fund holds a call on the same security or futures contract as the call written, where the exercise price of the call held is (i) equal to or less than the exercise price of the call written or (ii) greater than the exercise price of the call written if the difference is maintained by the Fund in cash, Treasury bills or other liquid portfolio securities in a segregated account with its custodian. A put option is "covered" if the Fund maintains cash, Treasury bills or other liquid portfolio securities with a value equal to the exercise price in a segregated account with its custodian, or else holds a put on the same security or futures contract as the put written where the exercise price of the put held is equal to or greater than the exercise price of the put written.

   If the Fund has written an option, it may terminate its obligation by effecting a closing purchase transaction. This is accomplished by purchasing an option of the same series as the option previously written. However, once the Fund has been assigned an exercise notice, the Fund will be unable to effect a closing purchase transaction. Similarly, if the Fund is the holder of an option, it may liquidate its position by effecting a closing sale transaction. This is accomplished by selling an option of the same series as the option previously purchased. There can be no assurance that either a closing purchase or sale transaction can be effected when the Fund so desires.

   The Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to purchase the option; the Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to purchase the option. Since call option prices generally reflect increases in the price of the underlying security, any loss resulting from the purchase of a call option may also be wholly or partially offset by unrealized appreciation of the underlying security. If a put option written by the Fund is exercised, the Fund may incur a loss equal to the difference between the exercise price of the option and the sum of the sale price of the underlying security plus the premiums received from the sale of the option. Other principal factors affecting the market value of a put or a call option include supply and demand, interest rates, the current market price and price volatility of the underlying security and the time remaining until the expiration date.

   An option position may be closed out only on an exchange which provides a secondary market for an option of the same series. Although the Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option. In such event, it might not be possible to effect closing transactions in particular options, so that the Fund would have to exercise its options in order to realize any profit and would incur brokerage commissions upon the exercise of call options and upon the subsequent disposition of underlying securities for the exercise of put options. If the Fund as a covered call option writer is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise.

PORTFOLIO MANAGEMENT

   The Fund may engage in short-term trading consistent with its investment objective. Securities may be sold in anticipation of a market decline (a rise in interest rates) or purchased in anticipation of a market rise (a decline in interest rates). In addition, a security may be sold and another security of comparable quality purchased at approximately the same time to take advantage of what the Investment Manager believes to be a temporary disparity in the normal yield relationship between the two securities. These yield disparities may occur for reasons not directly related to the investment quality of particular issues or the general movement of interest rates, such as changes in the overall demand for, or supply of, various types of tax-exempt securities.

   In general, purchases and sales may also be made to restructure the portfolio in terms of average maturity, quality, coupon yield, or diversification for any one or more of the following purposes: (a) to increase income, (b) to improve portfolio quality, (c) to minimize capital depreciation, (d) to realize gains or losses, or for such other reasons as the Investment Manager deems relevant in light of economic and market conditions.

   The Fund may invest in obligations customarily sold to institutional investors in private transactions with the issuers thereof and up to 5% of its total assets in securities for which a bona fide market does not exist at the time of purchase. With respect to any securities as to which a bona fide market does not exist, the Fund may be unable to dispose of such securities promptly at reasonable prices.

   The Fund does not generally intend to invest more than 25% of its total assets in securities of any one governmental unit or in the securities of governmental units located in any one state, territory or possession of the United States. Subject to investment restriction number 3 disclosed in the Prospectus under the Section "Investment Restrictions," the Fund may invest more than 25% of its total assets in industrial development and pollution control bonds (two kinds of tax-exempt Municipal Bonds).

INVESTMENT RESTRICTIONS
-----------------------------------------------------------------------------

   In addition to the investment restrictions enumerated in the Prospectus, the investment restrictions listed below have been adopted by the Fund as fundamental policies, which may not be changed without the vote of a majority of the outstanding voting securities of the Fund, as defined in the Act. Such a majority is defined as the lesser of (a) 67% of the shares present at a meeting of shareholders, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding shares of the Fund. For purposes of the following restrictions: (a) an "issuer" of a security is the entity whose assets and revenues are committed to the payment of interest and principal on that particular security; (b) a "taxable security" is any security the interest on which is subject to federal income tax; and
(c) all percentage limitations apply immediately after a purchase or initial investment, and any subsequent change in any applicable percentage resulting from market fluctuations or other changes in the amount of total or net assets does not require elimination of any security from the portfolio.

   The Fund may not:

      1. Purchase or sell real estate or interests therein, although it may purchase securities secured by real estate or interests therein. This shall not prohibit the Trust from purchasing, holding and selling real estate acquired as a result of the ownership of such securities.

      2. Purchase or sell commodities except that the Fund may purchase or sell financial futures contracts and related options thereon.

      3. Purchase oil, gas or other mineral leases, rights or royalty contracts, or exploration or development programs.

      4. Write, purchase or sell puts, calls, or combinations thereof, except for options on futures contracts or options on debt securities.

      5. Purchase securities of other investment companies, except in connection with a merger, consolidation, reorganization or acquisition of assets.

      6. Borrow money, except that the Fund may borrow from a bank for temporary or emergency purposes in amounts not exceeding 5% (taken at the lower of cost or current value) of the value of its total assets (not including the amount borrowed).

      7. Pledge its assets or assign or otherwise encumber them except to secure borrowing effected within the limitations set forth in Restriction
    6. However, for the purpose of this restriction, collateral arrangements with respect to the writing of options and collateral arrangements with respect to initial margin for futures are not deemed to be pledges of assets.

      8. Issue senior securities as defined in the Act, except insofar as the Fund may be deemed to have issued a senior security by reason of: (a) entering into any repurchase agreement; (b) purchasing any securities on a when-issued or delayed delivery basis; (c) purchasing or selling any financial futures contracts; (d) borrowing money in accordance with restrictions described above; or (e) lending portfolio securities.

      9. Make loans of money or securities, except: (a) by the purchase of debt obligations in which the Fund may invest consistent with its investment objective and policies; and (b) by investment in repurchase agreements.

     10. Make short sales of securities.

     11. Purchase securities on margin, except for such short-term loans as are necessary for the clearance of purchases of portfolio securities.

     12. Engage in the underwriting of securities, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933 in disposing of a portfolio security.

     13. Invest for the purpose of exercising control or management of any other issuer.

   In addition, as a nonfundamental policy, the Fund may not (i) invest in securities of any issuer if, to the knowledge of the Fund, any officer or trustee of the Fund or any officer or director of the Manager or the Adviser owns more than 1/2 of 1% of the outstanding securities of such issuer, and such officers, trustees and directors who own more than 1/2 of 1% own in the aggregate more than 5% of the outstanding securities of such issuers; or (ii) purchase securities of other investment companies, except in connection with a merger, consolidation, reorganization or acquisition of assets or by purchase in the open market of securities of closed-end investment companies where no underwriter's or dealer's commission or profit, other than customary broker's commissions, is involved and only if immediately thereafter not more than (a) 5% of the Fund's total assets, taken at market value, would be invested in any one such company, (b) 10% of the Fund's total assets, taken at market value, would be invested in such securities and (c) 3% of any one such company's voting securities would be owned by the Fund.

PORTFOLIO TRANSACTIONS AND BROKERAGE
-----------------------------------------------------------------------------

   Subject to the general supervision of the Board of Trustees, the Investment Manager is responsible for decisions to buy and sell securities and futures contracts for the Fund, the selection of brokers and dealers to effect the transactions, and the negotiation of brokerage commissions, if any. The Fund expects that the primary market for the securities in which it intends to invest will generally be the over-the-counter market. Securities are generally traded in the over-the-counter market on a "net" basis with dealers acting as principal for their own account without charging a stated commission, although the price of the security usually includes a profit to the dealer. Options and futures transactions will usually be effected through a broker and a commission will be charged. The Fund also expects that securities will be purchased at times in underwritten offerings, where the price includes a fixed amount of compensation, generally referred to as the underwriter's concession or discount. On occasion, the Fund may also purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid. During the fiscal period June 2, 1994 through September 30, 1994 and during the fiscal years ended September 30, 1995 and September 30, 1996, the Fund paid no brokerage commissions.

   The Investment Manager currently serves as investment manager to a number of clients, including other investment companies, and may in the future act as investment manager or adviser to others. It is the practice of the Investment Manager to cause purchase and sale transactions to be allocated among the Fund and others whose assets it manages in such manner as it deems equitable. In making such allocations among the Fund and other client accounts, various factors are considered including the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, the size of investment commitments generally held and the opinions of the persons responsible for managing the portfolios of the Fund and other client accounts. In the case of certain initial and secondary public offerings, the Investment Manager may utilize a pro-rata allocation process based on the size of the Dean Witter Funds involved and the number of shares available from the public offering.

   The policy of the Fund regarding purchases and sales of securities and futures contracts for its portfolio is that primary consideration will be given to obtaining the most favorable prices and efficient execution of transactions. Consistent with this policy, when securities transactions are effected on a stock exchange, the Fund's policy is to pay commissions which are considered fair and reasonable without necessarily determining that the lowest possible commissions are paid in all circumstances. The Fund believes that a requirement always to seek the lowest commission cost could impede effective portfolio management and preclude the Fund and the Investment Manager from obtaining a high quality of brokerage and research services. In seeking to determine the reasonableness of brokerage commissions paid in any transaction, the Investment Manager relies upon its experience and knowledge regarding commissions generally charged by various brokers and on its judgment in evaluating the brokerage and research services received from the broker effecting the transaction. Such determinations are necessarily subjective and imprecise, as in most cases an exact dollar value for those services is not ascertainable.

   In seeking to implement the Fund's policies, the Investment Manager effects transactions with those brokers and dealers who the Investment Manager believes provide the most favorable prices and who are capable of providing efficient executions. If the Investment Manager believes such price and execution are obtainable from more than one broker or dealer, it may give consideration to placing portfolio transactions with those brokers and dealers who also furnish research and other services to the Fund or the Investment Manager. Such services may include, but are not limited to, any one or more of the following: information as to the availability of securities for purchase or sale; statistical or factual information or opinions pertaining to investment; wire services; and appraisals or evaluations of portfolio securities.

   The information and services received by the Investment Manager from brokers and dealers may be of benefit to the Investment Manager in the management of accounts of some of its other clients and may not in all cases benefit the Fund directly. While the receipt of such information and services is useful in varying degrees and would generally reduce the amount of research or services otherwise performed by the Investment Manager and thus reduce its expenses, it is of indeterminable value and the management fee paid to the Investment Manager is not reduced by any amount that may be attributable to the value of such services.

   Pursuant to an order of the Securities and Exchange Commission, the Fund may effect principal transactions in certain money market instruments with DWR. The Fund will limit its transactions with DWR to U.S. Government and Government Agency Securities, Bank Money Instruments (i.e., Certificates of Deposit and Bankers' Acceptances) and Commercial Paper (not including Tax-Exempt Municipal Paper). Such transactions will be effected with DWR only when the price available from DWR is better than that available from other dealers.

   Consistent with the policy described above, brokerage transactions in securities listed on exchanges or admitted to unlisted trading privileges may be effected through DWR. In order for DWR to effect portfolio transactions for the Fund, the commissions, fees or other remuneration received by DWR must be reasonable and fair compared to the commissions, fees or other remuneration paid to other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time. This standard would allow DWR to receive no more than the remuneration which would be expected to be received by an unaffiliated broker in a commensurate arm's-length transaction. Furthermore, the Trustees of the Fund, including a majority of the Trustees who are not "interested" Trustees, have adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to DWR are consistent with the foregoing standard. The Fund did not effect any securities transactions with or through DWR or any other selected broker-dealer affiliated with the Fund or its Investment Manager during the fiscal year ended September 30, 1996.

THE DISTRIBUTOR
-----------------------------------------------------------------------------

   As discussed in the Prospectus, shares of the Fund are distributed by Dean Witter Distributors Inc. (the "Distributor"). The Distributor has entered into a selected dealer agreement with DWR, which through its own sales organization sells shares of the Fund. In addition, the Distributor may enter into selected dealer agreements with other selected broker-dealers. The Distributor, a Delaware corporation, is an indirect wholly-owned subsidiary of DWDC. The Trustees of the Fund, including a majority of the Trustees who are not, and were not at the time they voted, interested persons of the Fund, as defined in the Act (the "Independent Trustees"), approved, at their meeting held on May 10, 1994, the current Distribution Agreement appointing the Distributor as exclusive distributor of the Fund's shares and providing for the Distributor to bear distribution expenses not borne by the Fund. By its terms, the Distribution Agreement had an initial term ending April 30, 1995, and provides that it will remain in effect from year to year thereafter if approved by the Board. At its meeting held on April 17, 1996, the Board of Trustees, including all of the Independent Trustees, approved the continuation of the Distribution Agreement until April 30, 1997.

   The Distributor bears all expenses incurred in providing services under the Distribution Agreement. Such expenses include the payment of commissions for sales of the Fund's shares and incentive compensation to account executives. The Distributor also pays certain expenses in connection with the distribution of the Fund's shares, including the costs of preparing, printing and distributing advertising or promotional materials, and the costs of printing and distributing prospectuses and supplements thereto used in connection with the offering and sale of the Fund's shares. The Fund bears the costs of initial typesetting, printing and distribution of prospectuses and supplements thereto to shareholders. The Fund also bears the costs of registering the Fund and its shares under federal and state securities laws. The Fund and the Distributor have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Under the Distribution Agreement, the Distributor uses its best efforts in rendering services to the Fund, but in the absense of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations, the Distributor is not liable to the fund or any of its shareholders for any error of judgment or mistake of law or for any act or omission or for any losses sustained by the Fund or its shareholders.

PLAN OF DISTRIBUTION

   To compensate the Distributor for the services provided and for the expenses borne by the Distributor or any selected dealer under the Distribution Agreement, the Fund has adopted a Plan of Distribution pursuant to Rule 12b-1 under the Act (the "Plan") pursuant to which the Fund pays the Distributor compensation accrued daily and payable monthly at the annual rate of 0.60% of the lesser of: (a) the average daily aggregate gross sales of the Fund's shares since the inception of the Fund (not including reinvestments of dividends or capital gains distributions), less the average daily aggregate net asset value of the Fund's shares redeemed since the Fund's inception upon which a contingent deferred sales charge has been imposed or upon which such charge has been waived; or (b) the Fund's average daily net assets. The Distributor also receives the proceeds of contingent deferred sales charges imposed on certain redemptions of shares, which are separate and apart from payments made pursuant to the Plan (see "Redemption and Repurchases--Contingent Deferred Sales Charge" in the Prospectus). The Distributor has informed the Fund that it and/or DWR received approximately $4,100, $144,389 and $175,876, respectively, in contingent deferred sales charges for the fiscal period June 2, 1994 through September 30, 1994 and for the fiscal years ended September 30, 1995 and September 30, 1996.

   The Distributor has informed the Fund that an amount of the fees payable by the Fund each year pursuant to the Plan of Distribution equal to 0.15% of the Fund's average daily net assets is characterized as a "service fee" under the Rules of Fair Practice of the National Association of Securities Dealers, Inc. (of which the Distributor is a member). Such fee is a payment made for personal service and/or the maintenance of shareholder accounts. The remaining portion of the Plan of Distribution fee payments made by the Fund is characterized as an "asset-based sales charge" as such is defined by the aforementioned Rules of Fair Practice. At their meeting held on October 26, 1995, the Trustees of the Fund, including all of the Independent 12b-1 Trustees, approved an amendment to the Plan to permit payments to be made under the Plan with respect to certain distribution expenses incurred in connection with the distribution of shares, including personal services to shareholders with respect to holdings of such shares, of an investment company whose assets are acquired by the Fund in a tax-free reorganization.

   The Plan was adopted by a vote of the Trustees of the Fund on May 10, 1994, at a meeting of the Trustees called for the purpose of voting on such Plan. The vote included the vote of a majority of the Trustees of the Fund who are not "interested persons" of the Fund (as defined in the Act) and who have no direct or indirect financial interest in the operation of the Plan (the "Independent 12b-1 Trustees"). In making their decision to adopt the Plan, the Trustees requested from the Distributor and received such information as they deemed necessary to make an informed determination as to whether or not adoption of the Plan was in the best interests of the shareholders of the Fund. After due consideration of the information received, the Trustees, including the independent 12b-1 Trustees, determined that adoption of the Plan would benefit the shareholders of the Fund. InterCapital, as sole shareholder of the Fund, approved the Plan on May 10, 1994, whereupon the Plan went into effect.

   Under its terms, the Plan had an initial term ending April 30, 1995 and will remain in effect from year to year thereafter, provided such continuance is approved annually by a vote of the Trustees in the manner described above. Under the Plan and as required by Rule 12b-1, the Trustees will receive and review promptly after the end of each fiscal quarter a written report provided by the Distributor of the amounts expended by the Distributor under the Plan and the purpose for which such expenditures were made. At its meeting held on April 17, 1996, the Board of Trustees, including all of the Independent Trustees, approved the continuation of the Plan until April 30, 1997. Prior to approving the continuation of the Plan, the Board requested and received from the Distributor and reviewed all the information which it deemed necessary to arrive at an informed determination. In making their determination to continue the Plan, the Trustees considered: (1) the Fund's experience under the Plan and whether such experience indicates that the Plan is operating as anticipated; (2) the benefits the Fund had obtained, was obtaining and would be likely to obtain under the Plan; and (3) what services had been provided and were continuing to be provided under the Plan by the Distributor, DWR and other selected broker-dealers to the Fund and its shareholders. Based upon their review, the Trustees of the Fund, including each of the Independent 12b-1 Trustees, determined that continuation of the Plan would be in the best interest of the Fund and would have a reasonable likelihood of continuing to benefit the Fund and its shareholders. This determination was based upon the conclusion of the Trustees that the Plan provides an effective means of stimulating sales of shares of the Fund and of reducing or avoiding net redemptions and the potentially adverse effects that may occur therefrom. In the Trustee's quarterly review of the Plan, they will consider its continued appropriateness and the level of compensation provided therein.

   Under the Plan and as required by Rule 12b-1, the Trustees receive and review promptly after the end of each fiscal quarter a written report provided by the Distributor of the amounts expended by the Distributor under the Plan and the purpose for which such expenditures were made. The Fund accrued amounts payable to the Distributor under the Plan, during the fiscal year ended September 30, 1996, of $452,823. This amount is equal to 0.59% of the Fund's average daily net assets for the fiscal year and was calculated pursuant to clause (a) of the compensation formula under the Plan. This amount is treated by the Fund as an expense in the year it is accrued.

   The Plan was adopted in order to permit the implementation of the Fund's method of distribution. Under this distribution method shares of the Fund are sold without a sales load being deducted at the time of purchase, so that the full amount of an investor's purchase payment will be invested in shares without any deduction for sales charges. Shares of the Fund may be subject to a contingent deferred sales charge, payable to the Distributor, if redeemed during the three years after their purchase. DWR compensates its account executives by paying them, from its own funds, commissions for the sale of the Fund's shares, currently a gross sales credit of up to 3% of the amount sold and an annual residual commission of up to .15 of 1% of the current value of the amount sold. The gross sales credit is a charge which reflects commissions paid by DWR to its account executives and DWR's Fund associated distribution-related expenses, including sales compensation, and overhead and other branch office distribution-related expenses including: (a) the expenses of operating DWR's branch offices in connection with the sale of Fund shares, including lease costs, the salaries and employee benefits of operations and sales support personnel, utility costs, communications costs and the costs of stationery and supplies; (b) the costs of client sales seminars; (c) travel expenses of mutual fund sales coordinators to promote the sale of Fund shares; and (d) other expenses relating to branch promotion of Fund share sales. The distribution fee that the Distributor receives from the Fund under the Plan, in effect, offsets distribution expenses incurred under the Plan on behalf of the Fund and its opportunity costs, such as the gross sales credit and an assumed interest charge thereon ("carrying charge"). In the Distributor's reporting of the distribution expenses to the Fund, such assumed interest (computed at the "broker's call rate") has been calculated on the gross sales credit as it is reduced by amounts received by the Distributor under the Plan and any contingent deferred sales charges received by the Distributor upon redemption of shares of the Fund. No other interest charge is included as a distribution expense in the Distributor's calculation of its distribution costs for this purpose. The broker's call rate is the interest rate charged to securities brokers on loans secured by exchange-listed securities.

   The Fund paid 100% of the $452,823 accrued under the Plan for the fiscal year ended September 30, 1996 to the Distributor. The Distributor and DWR estimate that they have spent, pursuant to the Plan, $3,273,255 on behalf of the Fund since the inception of the Fund. It is estimated that this amount was spent in approximately the following ways: (i) 24.42% ($799,414)--advertising and promotional expenses; (ii) 5.00% ($163,737)--printing of prospectuses for distribution to other than current shareholders; and (iii) 70.58% ($2,310,104)--other expenses, including the gross sales credit and the carrying charge, of which 5.10% ($117,707) represents carrying charges, 37.77% ($872,574) represents commission credits to DWR branch offices for payments of commissions to account executives and 57.13% ($1,319,823) represents overhead and other branch office distribution-related expenses.

   At any given time, the expenses of distributing shares of the Fund may be more or less than the total of (i) the payments made by the Fund pursuant to the Plan and (ii) the proceeds of contingent deferred sales charges paid by investors upon redemption of shares. The Distributor has advised the Fund that such excess amount, including the carrying charge designed to approximate the opportunity costs incurred by DWR which arise from it having advanced monies without having received the amount of any sales charges imposed at the time of sale of the Fund's shares, totalled $2,185,656 as of September 30, 1996. Because there is no requirement under the Plan that the Distributor be reimbursed for all its expenses or any requirement that the Plan be continued from year to year, this excess amount does not constitute a liability of the Fund. Although there is no legal obligation for the Fund to pay expenses incurred in excess of payments made to the Distributor under the Plan and the proceeds of contingent deferred sales charges paid by investors upon redemption of shares, if for any reason the Plan is terminated, the Trustees will consider at that time the manner in which to treat such expenses. Any cumulative expenses incurred but not yet recovered through distribution fees or contingent deferred sales charges, may or may not be recovered through future distribution fees or contingent deferred sales charges.


   No interested person of the Fund, nor any Trustee of the Fund who is not an interested person of the Fund, as defined in the Act, has any direct or indirect financial interest in the operation of the Plan except to the extent that the Distributor, InterCapital, DWR or certain of their employees may be deemed to have such an interest as a result of benefits derived from the successful operation of the Plan or as a result of receiving a portion of the amounts expended thereunder by the Fund.

   The Plan may not be amended to increase materially the amount to be spent for the services described therein without approval of the shareholders of the Fund, and all material amendments of the Plan must also be approved by the Trustees in the manner described above. The Plan may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent 12b-1 Trustees or by a vote of a majority of the outstanding voting securities of the Fund (as defined in the Act) on not more than thirty days' written notice to any other party to the Plan. So long as the Plan is in effect, the election and nomination of Independent Trustees shall be committed to the discretion of the Independent Trustees.

DETERMINATION OF NET ASSET VALUE
-----------------------------------------------------------------------------

   As stated in the Prospectus, short-term securities with remaining maturities of sixty days or less at the time of purchase are valued at amortized cost, unless the Trustees determine such does not reflect the securities' market value, in which case these securities will be valued at their fair value as determined by the Trustees. Other short-term debt securities will be valued on a mark-to-market basis until such time as they reach a remaining maturity of sixty days, whereupon they will be valued at amortized cost using their value on the 61st day unless the Trustees determine such does not reflect the securities' market value, in which case these securities will be valued at their fair market value as determined by the Trustees. All other securities and other assets are valued at their fair value as determined in good faith under procedures established by and under the supervision of the Trustees.

   The net asset value per share of the Fund is determined once daily at 4:00 p.m., New York time (or, on days when the New York Stock Exchange closes prior to 4:00 p.m., at such earlier time), on each day that the New York Stock Exchange is open by taking the value of all assets of the Fund, subtracting its liabilities, dividing by the number of shares outstanding and adjusting to the nearest cent. The New York Stock Exchange currently observes the following holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

   Portfolio securities (other than short-term debt securities and futures and options) are valued for the Fund by an outside independent pricing service approved by the Board of Trustees. The pricing service has informed the Fund that in valuing the Fund's portfolio securities it uses both a computerized grid matrix of tax-exempt securities and evaluations by its staff, in each case based on information concerning market transactions and quotations from dealers which reflect the bid side of the market each day. The Fund's portfolio securities are thus valued by reference to a combination of transactions and quotations for the same or other securities believed to be comparable in quality, coupon, maturity, type of issue, call provisions, trading characteristics and other features deemed to be relevant. The Board of

Trustees believes that timely and reliable market quotations are generally not readily available to the Fund for purposes of valuing tax-exempt securities and that the valuations supplied by the pricing service, using the procedures outlined above and subject to periodic review, are more likely to approximate the fair value of such securities. The Investment Manager will periodically review and evaluate the procedures, methods and quality of services provided by the pricing service then being used by the Fund and may, from time to time, recommend to the Board of Trustees the use of other pricing services or discontinuance of the use of any pricing service in whole or part. The Board may determine to approve such recommendation or take other provisions for pricing of the Fund's portfolio securities.

SHAREHOLDER SERVICES
-----------------------------------------------------------------------------

   Upon the purchase of shares of the Fund, a Shareholder Investment Account is opened for the investor on the books of the Fund, maintained by the Fund's Transfer Agent, Dean Witter Trust Company (the "Transfer Agent"). This is an open account in which shares owned by the investor are credited by the Transfer Agent in lieu of issuance of a share certificate. If a share certificate is desired, it must be requested in writing for each transaction. Certificates are issued only for full shares and may be redeposited in the account at any time. There is no charge to the investor for issuance of a certificate. Whenever a shareholder instituted transaction takes place in the Shareholder Investment Account, the shareholder will be mailed a confirmation of the transaction from the Fund or DWR or other selected broker-dealer.

   Automatic Investment of Dividends and Distributions. As stated in the Prospectus, all income dividends and capital gains distributions are automatically paid in full and fractional shares of the Fund, unless the shareholder requests that they be paid in cash. Each purchase of shares of the Fund is made upon the condition that the Transfer Agent is thereby automatically appointed as agent of the investor to receive all dividends and capital gains distributions on shares owned by the investor. Such dividends and distributions will be paid, at the net asset value per share, in shares of the Fund (or in cash if the shareholder so requests) on the monthly payment date, which will be no later than the last business day of the month for which the dividend or distribution is payable. Processing of dividend checks begins immediately following the monthly payment date. Shareholders who have requested to receive dividends in cash will normally receive their monthly dividend check during the first ten days of the following month. At any time an investor may request the Transfer Agent, in writing, to have subsequent dividends and/or capital gains distributions paid to him or her in cash rather than shares. To assure sufficient time to process the change, such request should be received by the Transfer Agent at least five business days prior to the record date of the dividend or distribution. In the case of recently purchased shares for which registration instructions have not been received on the record date, cash payments will be made to DWR or other selected broker-dealer, and will be forwarded to the shareholder, upon the receipt of proper instructions.

   Targeted Dividends. (Service Mark) In states where it is legally permissible, shareholders may also have all income dividends and capital gains distributions automatically invested in shares of an open-end Dean Witter Fund other than Dean Witter National Municipal Trust. Such investment will be made as described above for automatic investment in shares of the Fund, at the net asset value per share of the selected Dean Witter Fund as of the close of business on the Fund's payment date of the dividend or distribution and will begin to earn dividends, if any, in the selected Dean Witter Fund the next business day. To participate in the Targeted Dividends program, shareholders should contact their DWR or other selected broker-dealer account executive or the Transfer Agent. Shareholders of the Fund must be shareholders of the Dean Witter Fund targeted to receive investments from dividends at the time they enter the Targeted Dividends program. Investors should review the prospectus of the targeted Dean Witter Fund before entering the program.

   EasyInvest. (Service Mark) Shareholders may subscribe to EasyInvest, an automatic purchase plan which provides for any amount from $100 to $5,000 to be transferred automatically from a checking or savings account, on a semi-monthly, monthly or quarterly basis, to the Transfer Agent for investment in shares of the Fund. Shares purchased through EasyInvest will be added to the shareholder's existing account at the net asset value calculated the same business day the transfer of funds is effected. For further information or to subscribe to EasyInvest, shareholders should contact their DWR or other selected broker-dealer account executive or the Transfer Agent.

   Investment of Dividends or Distributions Received in Cash. Any shareholder who receives a cash payment representing a dividend or capital gains distribution may invest such dividend or distribution at the net asset value next determined by returning the check or the proceeds to the Transfer Agent within thirty days after the payment date. If the shareholder returns the proceeds of a dividend or distribution, such funds must be accompanied by a signed statement indicating that the proceeds constitute a dividend or distribution to be invested. Such investment will be made at the net asset value per share next determined after receipt of the proceeds by the Transfer Agent.

   Direct Investments through Transfer Agent. A shareholder may make additional investments in Fund shares at any time by sending a check in any amount, not less than $100, payable to Dean Witter National Municipal Trust, directly to the Fund's Transfer Agent. Such amounts will be applied to the purchase of Fund shares at the net asset value per share next determined after receipt of the check or purchase payment by the Transfer Agent. The shares so purchased will be credited to the investor's account.

   Systematic Withdrawal Plan. As discussed in the Prospectus, a withdrawal plan (the "Withdrawal Plan") is available for shareholders who own or purchase shares of the Fund having a minimum value of $10,000 based upon their current net asset value. The Withdrawal Plan provides for monthly or quarterly (March, June, September and December) checks in any dollar amount, not less than $25, or in any whole percentage of the account balance, on an annualized basis. Any applicable contingent deferred sales charge will be imposed on shares redeemed under the Withdrawal Plan (see "Redemptions and Repurchases--Contingent Deferred Sales Charge" in the Prospectus). Therefore, any shareholder participating in the Withdrawal Plan will have sufficient shares redeemed from his or her account so that the proceeds (net of any applicable contingent deferred sales charge) to the shareholder will be the designated monthly or quarterly amount.

   Dividends and capital gains distributions on shares held under the Withdrawal Plan will be invested in additional full and fractional shares at net asset value. Shares will be credited to an open account for the investor by the Transfer Agent; no share certificates will be issued. A shareholder is entitled to a share certificate upon written request to the Transfer Agent, although in that event the shareholder's Withdrawal Plan will be terminated.

   The Transfer Agent acts as agent for the shareholder in tendering to the Fund for redemption sufficient full and fractional shares to provide the amount of the periodic withdrawal payment designated in the application. The shares will be redeemed at their net asset value determined on the tenth or twenty-fifth day (or next following business day) of the relevant month or quarter and normally a check for the proceeds will be mailed by the Transfer Agent within five days after the date of redemption. The Systematic Withdrawal Plan may be terminated at any time by the Transfer Agent.

   Withdrawal Plan payments should not be considered as dividends, yields or income. If periodic withdrawal plan payments continuously exceed net investment income and net capital gains, the shareholder's original investment will be correspondingly reduced and ultimately exhausted.

   Each withdrawal constitutes a redemption of shares and any gain or loss realized must be recognized for federal income tax purposes. Although the shareholder may make additional investments of $2,500 or more under the Withdrawal Plan, withdrawals made concurrently with purchases of additional shares may be inadvisable because of the contingent deferred sales charge applicable to the redemption of shares purchased during the preceding six years (see "Redemptions and Repurchases--Contingent Deferred Sales Charge").

   Any shareholder who wishes to have payments under the Withdrawal Plan made to a third party or sent to an address other than the one listed on the account must send complete written instructions to the Transfer Agent to enroll in the Withdrawal Plan. The shareholder's signature on such instructions must be guaranteed by an eligible guarantor acceptable to the Transfer Agent (shareholders should contact the Transfer Agent for a determination as to whether a particular institution is such an eligible guarantor). A shareholder may, at any time, change the amount and interval of withdrawal payments and the address to which checks are mailed by written notification to the Transfer Agent. In addition, the party and/or the address to which checks are mailed may be changed by written notification to the Transfer Agent, with signature guarantees required in the manner described above. The shareholder may also terminate the Systematic Withdrawal Plan at any time by written notice to the Transfer Agent. In the event of such termination, the account will be continued as a Shareholder Investment Account. The shareholder may also redeem all or part of the shares held in the Withdrawal Plan Account (see "Redemptions and Repurchases" in the Prospectus) at any time.

EXCHANGE PRIVILEGE

   As discussed in the Prospectus, the Fund makes available to its shareholders an Exchange Privilege whereby shareholders of the Fund may exchange their shares for shares of other Dean Witter Funds sold with a contingent deferred sales charge ("CDSC funds"), for shares of Dean Witter Short-Term Bond Fund, Dean Witter Short-Term U.S. Treasury Trust, Dean Witter Limited Term Municipal Trust, Dean Witter Balanced Income Fund, Dean Witter Balanced Growth Fund, Dean Witter Intermediate Term U.S. Treasury Trust and for shares of five Dean Witter Funds which are money market funds (the foregoing eleven non-CDSC funds are hereinafter referred to as the "Exchange Funds"). Exchanges may be made after the shares of the Fund acquired by purchase (not by exchange or dividend reinvestment) have been held for thirty days. There is no waiting period for exchanges of shares acquired by exchange or dividend reinvestment. An exchange will be treated for federal income tax purposes the same as a repurchase or redemption of shares, on which the shareholder may realize a capital gain or loss.

   Any new account established through the Exchange Privilege will have the same registration and cash dividend or dividend reinvestment plan as the present account, unless the Transfer Agent receives written notification to the contrary. For telephone exchanges, the exact registration of the existing account and the account number must be provided.

   Any shares held in certificate form cannot be exchanged but must be forwarded to the Transfer Agent and deposited into the shareholder's account before being eligible for exchange. (Certificates mailed in for deposit should not be endorsed).

   As described below, and in the Prospectus under the captions "Exchange Privilege" and "Contingent Deferred Sales Charge", a contingent deferred sales charge ("CDSC") may be imposed upon a redemption, depending on a number of factors, including the number of years from the time of purchase until the time of redemption or exchange ("holding period"). When shares of the Fund or any other CDSC fund are exchanged for shares of an Exchange Fund, without the imposition of the CDSC at the time of the exchange. During the period of time the shareholder remains in the Exchange Fund (calculated from the last day of the month in which the Exchange Fund shares were acquired) the holding period or "year since purchase payment made" is frozen. When shares are redeemed out of an Exchange Fund, they will be subject to a CDSC which would be based upon the period of time the shareholder held shares in a CDSC fund. However, in the case of shares exchanged for shares of an Exchange Fund, upon a redemption of shares which results in a CDSC being imposed, a credit (not to exceed the amount of the CDSC) will be given in an amount equal to the Exchange Fund 12b-1 distribution fees which are attributable to those shares. Shareholders acquiring shares of an Exchange Fund pursuant to this exchange privilege may exchange those shares back into a CDSC fund from the Exchange Fund, with no CDSC being imposed on such exchange. The holding period previously frozen when shares were first exchanged for shares of the Exchange Fund resumes on the date shares of a CDSC fund are reacquired. Thus, a CDSC is imposed only upon an ultimate redemption, based upon the time (calculated as described above) the shareholder was invested in a CDSC fund.

   If shares of the Fund are exchanged for shares of another CDSC fund having a CDSC which is imposed at a higher rate or is subject to a different time schedule than the CDSC imposed upon a redemption of a share of the Fund, the higher CDSC will be imposed upon redemption of shares of the fund exchanged into. Likewise, if shares of another CDSC fund are exchanged for shares of the Fund, upon redemption of shares of the Fund, a CDSC will be imposed in accordance with the CDSC schedule applicable to the fund with the higher CDSC. Moreover, if shares of the Fund are exchanged for shares of another CDSC fund with a different CDSC schedule imposing a higher CDSC and are subsequently exchanged again for shares of the Fund, the higher CDSC will still apply upon ultimate redemption of shares of the Fund.

   In addition, shares of the Fund may be acquired in exchange for shares of Dean Witter Funds sold with a front-end sales charge ("front-end sales charge funds"), but shares of the Fund, however acquired, may not be exchanged for shares of front-end sales charge funds. Shares of a CDSC fund acquired in exchange for shares of a front-end sales charge fund (or in exchange for shares of other Dean Witter Funds for which shares of a front-end sales charge fund have been exchanged) are not subject to any CDSC upon their redemption.

   When shares initially purchased in a CDSC fund are exchanged for shares of another CDSC fund, or for shares of an Exchange Fund, the date of purchase of the shares of the fund exchanged into, for purposes of the CDSC upon redemption, will be the last day of the month in which the shares being exchanged were originally purchased. In allocating the purchase payments between funds for purposes of the CDSC, the amount which represents the current net asset value of shares at the time of the exchange which were (i) purchased more than three or six years (depending on the CDSC schedule applicable to the shares) prior to the exchange, (ii) originally acquired through reinvestment of dividends or distributions (of the Fund or another Dean Witter Fund) and (iii) acquired in exchange for shares of front-end sales charge funds, or for shares of other Dean Witter Funds for which shares of front-end sales charge funds have been exchanged (all such shares called "Free Shares"), will be exchanged first. Shares of Dean Witter Strategist Fund acquired prior to November 8, 1989, shares of Dean Witter American Value Fund acquired prior to April 30, 1984, and shares of Dean Witter Dividend Growth Securities Inc. and Dean Witter Natural Resource Development Securities Inc. acquired prior to July 2, 1984, are also considered Free Shares and will be the first Free Shares to be exchanged. After an exchange, all dividends earned on shares in an Exchange Fund will be considered Free Shares. If the exchanged amount exceeds the value of such Free Shares, an exchange is made, on a block-by-block basis, of non-Free Shares held for the longest period of time (except that if shares held for identical periods of time but subject to different CDSC schedules are held in a block in the same Exchange Privilege account, the shares of that block that are subject to a lower CDSC rate will be exchanged prior to the shares of that block that are subject to a higher CDSC rate). Shares equal to any appreciation in the value of non-Free Shares exchanged will be treated as Free Shares, and the amount of the purchase payments for the non-Free Shares of the fund exchanged into will be equal to the lesser of (a) the purchase payments for, or (b) the current net asset value of, the exchanged non-Free Shares. If an exchange between funds would result in exchange of only part of a particular block of non-Free Shares, then shares equal to any appreciation in the value of the block (up to the amount of the exchange) will be treated as Free Shares and exchanged first, and the purchase payment for that block will be allocated on a pro rata basis between the non-Free Shares of that block to be retained and the non-Free Shares to be exchanged. The prorated amount of such purchase payment attributable to the retained non-Free Shares will remain as the purchase payment for such shares, and the amount of purchase payment for the exchanged non-Free Shares will be equal to the lesser of (a) the prorated amount of the purchase payment for, or (b) the current net asset value of, those exchanged non-Free Shares. Based upon the procedures described in the Prospectus under the caption "Contingent Deferred Sales Charge", any applicable CDSC will be imposed upon the ultimate redemption of shares of any fund, regardless of the number of exchanges since those shares were originally purchased.

   With respect to the repurchase of shares of the Fund, the application of proceeds to the purchase of new shares in the Fund or any other of the funds and the general administration of the Exchange Privilege, the Transfer Agent acts as agent for the Distributor and for the shareholder's selected broker-dealer, if any, in the performance of such functions.

   With respect to exchanges, redemptions or repurchases, the Transfer Agent shall be liable for its own negligence and not for the default or negligence of its correspondents or for losses in transit. The Fund shall not be liable for any default or negligence of the Transfer Agent, the Distributor or any selected broker-dealer.

   The Distributor and any selected broker-dealer have authorized and appointed the Transfer Agent to act as their agent in connection with the application of proceeds of any redemption of Fund shares to the purchase of shares of any other fund and the general administration of the Exchange Privilege. No commission or discounts will be paid to the Distributor or any selected broker-dealer for any transactions pursuant to this Exchange Privilege.

   Exchanges are subject to the minimum investment requirement and any other conditions imposed by each fund. (The minimum initial investment is $5,000 for Dean Witter Liquid Asset Fund Inc., Dean Witter Tax-Free Daily Income Trust, Dean Witter New York Municipal Money Market Trust and Dean Witter California Tax-Free Daily Income Trust although those funds may, at their discretion, accept initial investments of as low as $1,000. The minimum initial investment for Dean Witter Short-Term U.S. Treasury Trust is $10,000 although that fund may, at its discretion, accept initial investments of as low as $5,000. The minimum initial investment is $5,000 for Dean Witter Special Value Fund. The minimum initial investment for all other Dean Witter Funds for which the Exchange Privilege is available is $1,000.) Upon exchange into an Exchange Fund, the shares of that fund will be held in a special Exchange Privilege Account separately from accounts of those shareholders who have acquired their shares directly from that fund. As a result, certain services normally available to shareholders of Exchange Funds, including the check writing feature, will not be available for funds held in that account.

   The Fund and each of the other Dean Witter Funds may limit the number of times this Exchange Privilege may be exercised by any investor within a specified period of time. Also, the Exchange Privilege may be terminated or revised at any time by the Fund and/or any of the Dean Witter Funds for which shares of the Fund have been exchanged, upon such notice as may be required by applicable regulatory agencies (presently sixty days prior written notice for termination or material revision), provided that six months prior written notice of termination will be given to the shareholders who hold shares of Exchange Funds, pursuant to the Exchange Privilege and provided further that the Exchange Privilege may be terminated or materially revised without notice at times (a) when the New York Stock Exchange is closed for other than customary weekends and holidays, (b) when trading on that Exchange is restricted, (c) when an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets, (d) during any other period when the Securities and Exchange Commission by order so permits (provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (b) or (c) exist), or (e) if the Fund would be unable to invest amounts effectively in accordance with its investment objective(s), policies and restrictions.

   For further information regarding the Exchange Privilege, shareholders should contact their DWR or other selected broker-dealer account executive or the Transfer Agent.

REDEMPTIONS AND REPURCHASES
-----------------------------------------------------------------------------

   Redemption. As stated in the Prospectus, shares of the Fund can be redeemed for cash at any time at the net asset value per share next determined; however, such redemption proceeds may be reduced by the amount of any applicable contingent deferred sales charges (see below). If shares are held in a shareholder's account without a share certificate, a written request for redemption to the Fund's Transfer Agent at P.O. Box 983, Jersey City, NJ 07303 is required. If certificates are held by the shareholder, the shares may be redeemed by surrendering the certificates with a written request for redemption. The share certificate, or an accompanying stock power, and the request for redemption, must be signed by the shareholder or shareholders exactly as the shares are registered. Each request for redemption, whether or not accompanied by a share certificate, must be sent to the Fund's Transfer Agent, which will redeem the shares at their net asset value next computed (see "Purchase of Fund Shares" in the Prospectus) after it receives the request, and certificate, if any, in good order. Any redemption request received after such computation will be redeemed at the next determined net asset value. The term "good order" means that the share certificate, if any, and request for redemption are properly signed, accompanied by any documentation required by the Transfer Agent, and bear signature guarantees when required by the Fund or the Transfer Agent. If redemption is requested by a corporation, partnership, trust or fiduciary, the Transfer Agent may require that written evidence of authority acceptable to the Transfer Agent be submitted before such request is accepted.

   Whether certificates are held by the shareholder or shares are held in a shareholder's account, if the proceeds are to be paid to any person other than the record owner, or if the proceeds are to be paid to a corporation (other than the Distributor or a selected broker-dealer for the account of the shareholder), partnership, trust or fiduciary, or sent to the shareholder at an address other than the registered address, signatures must be guaranteed by an eligible guarantor acceptable to the Transfer Agent (shareholders should contact the Transfer Agent for a determination as to whether a particular institution is such an eligible guarantor). A stock power may be obtained from any dealer or commercial bank. The Fund may change the signature guarantee requirements from time to time upon notice to shareholders, which may be by means of a revised prospectus.

   Contingent Deferred Sales Charge. As stated in the Prospectus, a contingent deferred sales charge ("CDSC") will be imposed on any redemption by an investor if after such redemption the current value of the investor's shares of the Fund is less than the dollar amount of all payments by the shareholder for the purchase of Fund shares during the preceding three years. However, no CDSC will be imposed to the extent that the net asset value of the shares redeemed does not exceed: (a) the current net asset value of shares purchased more than three years prior to the redemption, plus (b) the current net asset value of shares purchased through reinvestment of dividends or distributions of the Fund or another Dean Witter Fund (see "Shareholder Services--Targeted Dividends"), plus (c) the current net asset value of shares acquired in exchange for (i) shares of Dean Witter front-end sales charge funds, or (ii) shares of other Dean Witter Funds for which shares of front-end sales charge funds have been exchanged (see "Shareholder Services--Exchange Privilege"), plus (d) increases in the net asset value of the investor's shares above the total amount of payments for the purchase of Fund shares made during the preceding three years. The CDSC will be paid to the Distributor. In addition, no CDSC will be imposed on redemptions of shares which were purchased by certain Unit Investment Trusts (on which a sales charge has been paid) or which are attributable to reinvestment of dividends or distributions from, or the proceeds of, such Unit Investment Trusts.

   In determining the applicability of the CDSC to each redemption, the amount which represents an increase in the net asset value of the investor's shares above the amount of the total payments for the purchase of shares within the last three years will be redeemed first. In the event the redemption amount exceeds such increase in value, the next portion of the amount redeemed will be the amount which represents the net asset value of the investor's shares purchased more than three years prior to the redemption and/or shares purchased through reinvestment of dividends or distributions and/or shares acquired in exchange for shares of Dean Witter front-end sales charge funds, or for shares of other Dean Witter funds for which shares of front-end sales charge funds have been exchanged. A portion of the amount redeemed which exceeds an amount which represents both such increase in value and the value of shares purchased more than three years prior to the redemption and/or shares purchased through reinvestment of dividends or distributions and/or shares acquired in the above-described exchanges will be subject to a CDSC.

   The amount of the CDSC, if any, will vary depending on the number of years from the time of payment for the purchase of Fund shares until the time of redemption of such shares. For purposes of determining the number of years from the time of any payment for the purchase of shares, all payments made during a month will be aggregated and deemed to have been made on the last day of the month. The following table sets forth the rates of the CDSC:

                             CONTINGENT DEFERRED
        YEAR SINCE            SALES CHARGE AS A
         PURCHASE               PERCENTAGE OF
       PAYMENT MADE            AMOUNT REDEEMED
------------------------- -----------------------
First.....................           3.0%
Second....................           2.0%
Third.....................           1.0%
Fourth and thereafter ....          None

   In determining the rate of the CDSC, it will be assumed that a redemption is made of shares held by the investor for the longest period of time within the applicable three year period. This will result in any such CDSC being imposed at the lowest possible rate. Accordingly, shareholders may redeem, without incurring any CDSC, amounts equal to any net increase in the value of their shares above the amount of their purchase payments made within the past three years and amounts equal to the current value of shares purchased more than three years prior to the redemption and shares purchased through reinvestment of dividends or distributions or acquired in exchange for shares of Dean Witter front-end sales charge funds, or for shares of other Dean Witter Funds for which shares of front-end sales charge funds have been exchanged. The CDSC will be imposed in accordance with the table shown above, on any redemptions within three years of purchase which are in excess of these amounts and which redemptions are not (a) requested within one year of death or initial determination of disability of a shareholder, or (b) made pursuant to certain taxable distributions from retirement plans or retirement accounts, as described in the Prospectus.

   Payment for Shares Redeemed or Repurchased. As discussed in the Prospectus, payment for shares presented for repurchase or redemption will be made by check within seven days after receipt by the Transfer Agent of the certificate and/or written request in good order. The term good order means that the share certificate, if any, and request for redemption are properly signed, accompanied by any documentation required by the Transfer Agent, and bear signature guarantees when required by the Fund or the Transfer Agent. Such payment may be postponed or the right of redemption suspended at times
(a) when the New York Stock Exchange is closed for other than customary weekends and holidays, (b) when trading on that Exchange is restricted, (c) when an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets, or
(d) during any other period when the Securities and Exchange Commission by order so permits; provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (b) or (c) exist. If the shares to be redeemed have recently been purchased by check (including a certified or bank cashier's check), payment of redemption proceeds may be delayed for the minimum time needed to verify that the check used for investment has been honored (not more than fifteen days from the time of investment of the proceeds of the check by the Transfer Agent). Shareholders maintaining margin accounts with DWR or another selected broker-dealer are referred to their account executive regarding restrictions on redemption of shares of the Fund pledged in the margin account.

   Transfers of Shares. In the event a shareholder requests a transfer of any shares to a new registration, such shares will be transferred without sales charge at the time of transfer. With regard to the status of shares which are either subject to the contingent deferred sales charge or free of such charge (and with regard to the length of time shares subject to the charge have been held), any transfer involving less than all of the shares in an account will be made on a pro-rata basis (that is, by transferring shares in the same proportion that the transferred shares bear to the total shares in the account immediately prior to the transfer). The transferred shares will continue to be subject to any applicable contingent deferred sales charge as if they had not been so transferred.

   Reinstatement Privilege. As described in the Prospectus, a shareholder who has had his or her shares redeemed or repurchased and has not previously exercised this reinstatement privilege may, within 30 days after the date of the redemption or repurchase, reinstate any portion or all of the proceeds of such redemption or repurchase in shares of the Fund at the net asset value next determined after a reinstatement request, together with such proceeds, is received by the Transfer Agent.

   Exercise of the reinstatement privilege will not affect the federal income tax treatment of any gain or loss realized upon the redemption or repurchase, except that if the redemption or repurchase resulted in a loss and reinstatement is made in shares of the Fund, some or all of the loss, depending on the amount reinstated, will not be allowed as a deduction for federal income tax purposes but will be applied to adjust the cost basis of the shares acquired upon reinstatement.

   Involuntary Redemption. As described in the Prospectus, due to the relatively high cost of handling small investments, the Fund reserves the right to redeem, at net asset value, the shares of any shareholder whose shares have a value of less than $100, or such lesser amount as may be fixed by the Board of Trustees. However, before the Fund redeems such shares and sends the proceeds to the shareholder, it will notify the shareholder that the value of the shares is less than $100 and allow him or her sixty days to make an additional investment in an amount which will increase the value of his or her account to $100 or more before the redemption is processed.

DIVIDENDS, DISTRIBUTIONS AND TAXES
-----------------------------------------------------------------------------

   Each shareholder will receive at least a quarterly summary of his or her account, including information as to reinvested dividends and capital gains distributions. Share certificates for dividends or distributions will not be issued unless a shareholder requests in writing that a certificate be issued for a specific number of shares.

   In computing net investment income, the Fund will amortize any premiums and original issue discounts on securities owned, if applicable. Capital gains or losses realized upon sale or maturity of such securities will be based on their amortized cost.

   Gains or losses on the sales of securities by the Fund will be long-term capital gains or losses if the securities have been held by the Fund for more than twelve months. Gains or losses on the sale of securities held for twelve months or less will be short-term capital gains or losses.

   The Fund has qualified and intends to remain qualified as a regulated investment company under Subchapter M of the Internal Revenue Code. If so qualified, the Fund will not be subject to federal income tax on its net investment income and capital gains, if any, realized during any fiscal year to the extent that it distributes such income and capital gains to its shareholders.

   With respect to the Fund's investments in zero coupon bonds, the Fund accrues income prior to any actual cash payments by their issuers. In order to continue to comply with Subchapter M of the Internal Revenue Code and remain able to forego payment of federal income tax on its income and capital gains, the Fund must distribute all of its net investment income, including income accrued from zero coupon bonds. As such, the Fund may be required to dispose of some of its portfolio securities under disadvantageous circumstances to generate the cash required for distribution.

   As discussed in the Prospectus, the Fund intends to qualify to pay "exempt-interest dividends" to its shareholders by maintaining, as of the close of each of its taxable years, at least 50% of the value of its assets in tax-exempt securities. An exempt-interest dividend is that part of the dividend distributions made by the Fund which consists of interest received by the Fund on tax-exempt securities upon which the shareholder incurs no federal income taxes. Exempt-interest dividends are included, however, in determining what portion, if any, of a person's Social Security benefits are subject to federal income tax.

   As also discussed in the Prospectus, the Fund intends to invest a portion of its assets in certain "private activity bonds" issued after August 7, 1986. As a result, a portion of the exempt-interest dividends paid by the Fund will be an item of tax preference to shareholders subject to the alternative minimum tax. Certain corporations which are subject to the alternative minimum tax may also have to include exempt-interest dividends in calculating their alternative minimum taxable income in situations where the "adjusted current earnings" of the corporation exceeds its alternative minimum taxable income.

   Within sixty days after the end of its fiscal year, the Fund will mail to shareholders a statement indicating the percentage of the dividend distributions for each fiscal year which constitutes exempt-interest dividends, the percentage, if any, that is taxable, and the percentage, if any, of the exempt-interest dividends which constitutes an item of tax preference, and to what extent the taxable portion is long-term capital gain, short-term capital gain or ordinary income. This percentage should be applied uniformly to all monthly distributions made during the fiscal year to determine the proportion of dividends that is tax-exempt. The percentage may differ from the percentage of tax-exempt dividend distributions for any particular month.

   Shareholders will be subject to federal income tax on dividends paid from interest income derived from taxable securities and on distributions of net short-term capital gains. Such dividends and distributions are taxable to the shareholder as ordinary dividend income regardless of whether the shareholder receives such distributions in additional shares or in cash. Distributions of long-term capital gains, if any, are taxable as long-term capital gains, regardless of how long the shareholder has held the Fund shares and regardless of whether the distribution is received in additional shares or in cash. Since the Fund's income is expected to be derived entirely from interest rather than dividends, it is anticipated that no portion of such dividend distributions will be eligible for the federal dividends received deduction available to corporations.

   Interest on indebtedness incurred by shareholders to purchase or carry shares of the Fund is not deductible. Furthermore, entities or persons who are "substantial users" (or related persons) of facilities financed by industrial development bonds should consult their tax advisers before purchasing shares of the Fund. "Substantial user" is defined generally by Income Tax Regulation 1.103-11(b) as including a "non-exempt person" who regularly uses in a trade or business a part of a facility financed from the proceeds of industrial development bonds.

   From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating the federal income tax exemption for interest on municipal securities. Similar proposals may be introduced in the future. If such a proposal were enacted, the availability of municipal securities for investment by the Fund could be affected. In that event, the Fund would re-evaluate its investment objective and policies.

   Any dividends or capital gains distributions received by a shareholder from any investment company will have the effect of reducing the net asset value of the shareholder's shares in that fund by the exact amount of the dividend or capital gains distribution. Furthermore, capital gains distributions are, and some portion of the dividends may be, subject to income tax. If the net asset value of the shares should be reduced below a shareholder's cost as a result of the payment of taxable dividends or the distribution of capital gains, such payment or distribution would be in part a return of capital but nonetheless taxable to the shareholder. Therefore, an investor should consider the tax implications of purchasing Fund shares immediately prior to a distribution record date.

   Shareholders should consult their tax advisers regarding specific questions as to state or local taxes.

PERFORMANCE INFORMATION
-----------------------------------------------------------------------------

   As discussed in the Prospectus, from time to time the Fund may quote its "yield" and/or its "total return" in advertisements and sales literature. Yield is calculated for any 30-day period as follows: the amount of interest income for each security in the Fund's portfolio is determined as described below; the total for the entire portfolio constitutes the Fund's gross income for the period. Expenses accrued during the period are subtracted to arrive at "net investment income". The resulting amount is divided by the product of the maximum offering price per share on the last day of the period (reduced by any undeclared earned income per share that is expected to be declared shortly after the end of the period) multiplied by the average number of Fund shares outstanding during the period that were entitled to dividends. This amount is added to 1 and raised to the sixth power. 1 is then subtracted from the result and the difference is multiplied by 2 to arrive at the annualized yield.

   To determine interest income from debt obligations, a yield-to-maturity, expressed as a percentage, is determined for obligations held at the beginning of the period, based on the current market value of the security plus accrued interest, generally as of the end of the month preceding the 30-day period, or, for obligations purchased during the period, based on the cost of the security (including accrued interest). The yield-to-maturity is multiplied by the market value (plus accrued interest) for each security and the result is divided by 360 and multiplied by 30 days or the number of days the security was held during the period, if less. Modifications are made for determining yield-to-maturity on certain tax-exempt securities. For the 30-day period ended September 30, 1996, the Fund's yield, calculated pursuant to the formula described above was 4.50%. During this period, InterCapital waived its management fee and assumed certain expenses of the Fund. Had the Fund borne these expenses and paid the management fee for the period, the yield for the 30-day period would have been 4.38%.

   The Fund may also quote a "tax-equivalent yield" determined by dividing the tax-exempt portion of quoted yield by 1 minus the stated income tax rate and adding the result to the portion of the yield that is not tax-exempt. The Fund's tax-equivalent yield, based upon a Federal personal income tax bracket of 39.6% for the 30-day period ended September 30, 1996 was 7.45% based upon the yield calculated above. Without the waiver of the management fee or the assumption of certain expenses, the Fund's tax-equivalent yield for the period would have been 7.25%.

   The Fund's "average annual total return" represents an annualization of the Fund's total return over a particular period and is computed by finding the annual percentage rate which will result in the ending redeemable value of a hypothetical $1,000 investment made at the beginning of a one, five or ten year period, or for the period from the date of commencement of the Fund's operations, if shorter than any of the foregoing. The ending redeemable value is reduced by any contingent deferred sales charge at the end of the one, five or ten year or other period. For the purpose of this calculation, it is assumed that all dividends and distributions are reinvested. The formula for computing the average annual total return involves a percentage obtained by dividing the ending redeemable value by the amount of the initial investment, taking a root of the quotient (where the root is equivalent to the number of years in the period) and subtracting 1 from the result. The average annual total return of the Fund for the fiscal year ended September 30, 1996 and for the period June 2, 1994 (commencement of operations) through September 30, 1996 was 2.94% and 6.40%, respectively. During this period, InterCapital waived its management fee and assumed certain expenses of the Fund. Had the Fund borne these expenses and paid these fees for the fiscal year ended September 30, 1996 and during the stated period, the average annual total return for the period would have been 2.73% and 6.09% respectively.

   In addition to the foregoing, the Fund may advertise its total return over different periods of time by means of aggregate, average, year-by-year or other types of total return figures. Such calculation may or may not reflect the deduction of the contingent deferred sales charge which, if reflected, would reduce the performance quoted. For example, the average annual total return of the Fund may be calculated in the manner described in the preceding paragraph, but without the deduction for any applicable contingent deferred sales charge. Based on this calculation, the Fund's average annual total return for the fiscal year ended September 30, 1996 and for the period June 2, 1994 (commencement of operations) through September 30, 1996 was 5.94% and 6.80%, respectively.

   In addition, the Fund may compute its aggregate total return for specified periods by determining the aggregate percentage rate which will result in the ending value of a hypothetical $1,000 investment made at the beginning of the period. For the purpose of this calculation, it is assumed that all dividends and distributions are reinvested. The formula for computing aggregate total return involves a percentage obtained by dividing the ending value (without reduction for any contingent deferred sales charge) by the initial $1,000 investment and subtracting 1 from the result. Based on the foregoing calculation, the Fund's total return for the fiscal year ended September 30, 1996 and for the period June 2, 1994 (commencement of operations) through September 30, 1996 was 5.94% and 16.56%, respectively.

   The Fund may also advertise the growth of hypothetical investments of $10,000, $50,000 and $100,000 in shares of the Fund by adding 1 to the Fund's aggregate total return to date (expressed as a decimal and without taking into account the effect of any applicable contingent deferred sales charge) and multiplying by $10,000, $50,000 or $100,000 as the case may be. Investments of $10,000, $50,000 and $100,000 in the Fund since inception would have grown to $11,656, $58,280, and $116,560, respectively, at September 30, 1996.

   The Fund from time to time may also advertise its performance relative to certain performance rankings and indexes compiled by independent organizations.

DESCRIPTION OF SHARES
-----------------------------------------------------------------------------

   The Shareholders of the Fund are entitled to a full vote for each full share of beneficial interest held. The Fund is authorized to issue an unlimited number of shares of beneficial interest. The Trustees themselves have the power to alter the number and the terms of office of the Trustees (as provided for in the Declaration of Trust), and they may at any time lengthen or shorten their own terms or make their terms of unlimited duration and appoint their own successors, provided that always at least a majority of the Trustees has been elected by the shareholders of the Fund. Under certain circumstances the Trustees may be removed by action of the Trustees. The shareholders also have the right under certain circumstances to remove the Trustees. The voting rights of shareholders are not cumulative, so that holders of more than 50 percent of the shares voting can, if they choose, elect all Trustees being selected, while the holders of the remaining shares would be unable to elect any Trustees.

   The Declaration of Trust permits the Trustees to authorize the creation of additional series of shares (the managed portfolios) and additional classes of shares within any series (which would be used to distinguish among the rights of different categories of shareholders, as might be required by future regulations or other unforeseen circumstances). The Trustees have not presently authorized any such additional series or classes of shares.

   The Declaration of Trust further provides that no Trustee, officer, employee or agent of the Fund is liable to the Fund or to a shareholder, nor is any Trustee, officer, employee or agent liable to any third persons in connection with the affairs of the Fund, except as such liability may arise from his/her or its own bad faith, willful misfeasance, gross negligence, or reckless disregard of his duties. It also provides that all third persons shall look solely to the Fund property for satisfaction of claims arising in connection with the affairs of the Fund. With the exceptions stated above, the Declaration of Trust provides that a Trustee, officer, employee or agent is entitled to be indemnified against all liability in connection with the affairs of the Fund.

   The Fund shall be of unlimited duration subject to the provisions in the Declaration of Trust concerning termination by action of the shareholders or the Trustees.

CUSTODIAN AND TRANSFER AGENT
-----------------------------------------------------------------------------

   The Bank of New York, 90 Washington Street, New York, New York 10286, is the Custodian of the Fund's assets. The Custodian has no part in deciding the Fund's investment policies or which securities are to be purchased or sold for the Fund's portfolio. Any of the Fund's cash balances with the Custodian in excess of $100,000 are unprotected by Federal deposit insurance. Such balances may, at times, be substantial.

   Dean Witter Trust Company, Harborside Financial Center, Plaza Two, Jersey City, New Jersey 07311 is the Transfer Agent of the Fund's shares and Dividend Disbursing Agent for payment of dividends and distributions on Fund shares and Agent for shareholders under various investment plans described herein. Dean Witter Trust Company is an affiliate of Dean Witter InterCapital Inc., the Fund's Investment Manager, and Dean Witter Distributors Inc., the Fund's Distributor. As Transfer Agent and Dividend Disbursing Agent, Dean Witter Trust Company's responsibilities include maintaining shareholder accounts, including providing subaccounting and recordkeeping services for certain retirement accounts; disbursing cash dividends and reinvesting dividends; processing account registration changes; handling purchase and redemption transactions; mailing prospectuses and reports; mailing and tabulating proxies; processing share certificate transactions; and maintaining shareholder records and lists. For these services Dean Witter Trust Company receives a per shareholder account fee from the Fund.

INDEPENDENT ACCOUNTANTS
-----------------------------------------------------------------------------

   Price Waterhouse LLP serves as the independent accountants of the Fund. The independent accountants are responsible for auditing the annual financial statements of the Fund.

REPORTS TO SHAREHOLDERS
-----------------------------------------------------------------------------

   The Fund will send to shareholders, at least semi-annually, reports showing the Fund's portfolio and other information. An annual report, containing financial statements audited by independent accountants, will be sent to shareholders each year.

   The Fund's fiscal year is September 30. The financial statements of the Fund must be audited at least once a year by independent accountants whose selection is made annually by the Fund's Board of Trustees.

LEGAL COUNSEL
-----------------------------------------------------------------------------

   Sheldon Curtis, Esq., who is an officer and the General Counsel of the Investment Manager, is an officer and the General Counsel of the Fund.

EXPERTS
-----------------------------------------------------------------------------

   The annual financial statements of the Fund for the year ended September 30, 1996, included in this Statement of Additional Information and incorporated by reference in the Prospectus, have been so included and incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

REGISTRATION STATEMENT
-----------------------------------------------------------------------------

   This Statement of Additional Information and the Prospectus do not contain all of the information set forth in the Registration Statement the Fund has filed with the Securities and Exchange Commission. The complete Registration Statement may be obtained from the Securities and Exchange Commission upon payment of the fee prescribed by the rules and regulations of the Commission.

DEAN WITTER NATIONAL MUNICIPAL TRUST
PORTFOLIO OF INVESTMENTS September 30, 1996

 PRINCIPAL
 AMOUNT IN                                                                    COUPON    MATURITY
 THOUSANDS                                                                     RATE       DATE        VALUE
--------------------------------------------------------------------------------------------------------------
            MUNICIPAL BONDS (92.4%)
            General Obligation (21.4%)
            North Slope Borough, Alaska,
   $3,000    Ser 1994 B (FSA) ...............................................  0.00 %   06/30/05   $1,872,480
    3,925    Ser 1996 B (MBIA) ..............................................  0.00     06/30/06    2,299,422
    1,000   Santa Margarita/Dana Point Authority, California, Impr Dists #3,
             3A, 4 & 4A 1994 Ser B Refg (MBIA) ..............................  5.75     08/01/20      992,220
    1,000   Atlanta, Georgia, Public Impr Ser 1994 A ........................  6.125    12/01/23    1,027,700
    1,500   Hawaii, 1995 Ser C J ............................................  6.25     01/01/15    1,563,570
    2,000   Chicago, Illinois, Refg Ser 1995 B (FGIC) .......................  5.125    01/01/25    1,818,480
    1,000   Chicago Park District, Illinois, Ser 1995 .......................  6.60     11/15/14    1,068,440
    1,000   Chelsea, Massachusetts, School Act of 1948 (AMBAC) ..............  6.50     06/15/12    1,082,430
    1,000   Massachusetts, 1994 Ser C (FGIC) ................................  6.75     11/01/12    1,099,470
    1,500   New York City, New York, 1995 Ser D (MBIA) ......................  6.20     02/01/07    1,621,140
    1,000   Delaware City School District, Ohio, Constr & Impr dtd 08/15/95
             (FGIC) .........................................................  5.75     12/01/20      997,320
    2,000   Washington, 1994 Ser A  .........................................  5.80     09/01/08    2,055,300
-----------                                                                                       ------------
   19,925                                                                                          17,497,972
-----------                                                                                       ------------
            Educational Facilities Revenue (5.1%)
    1,000   California Educational Facilities Authority, Claremont Colleges
             Ser 1992 .......................................................  6.375    05/01/22    1,031,730
      500   Atlanta Urban Residential Finance Authority, Georgia, Morehouse
             College Refg Ser 1995 (MBIA) ...................................  5.75     12/01/14      505,295
    2,000   New Jersey Economic Development Authority, Educational Testing
             Service Ser 1995 (MBIA) ........................................  6.125    05/15/15    2,073,340
      500   New York State Dormitory Authority, City University 1994 3rd
             Resolution Ser 1 (AMBAC) .......................................  6.30     07/01/24      524,060
-----------                                                                                       ------------
    4,000                                                                                           4,134,425
-----------                                                                                       ------------
            Electric Revenue (5.3%)
    1,500   Puerto Rico Electric Power Authority, Power Ser X ...............  6.00     07/01/15    1,508,100
    1,000   Austin, Texas, Combined Utilities Refg Ser 1994 (FGIC) ..........  6.25     05/15/16    1,052,010
    2,000   Intermountain Power Agency, Utah, Refg 1996 Ser D ...............  5.00     07/01/21    1,786,140
-----------                                                                                       ------------
    4,500                                                                                           4,346,250
-----------                                                                                       ------------
            Hospital Revenue (13.7%)
    1,465   Birmingham -Carraway Special Care Facilities Financing
             Authority, Alabama, Carraway Methodist Health Ser 1995-A
             (Connie Lee) ...................................................  6.25     08/15/09    1,547,274
      500   Rancho Mirage Joint Powers Financing Authority, California,
             Eisenhower Memorial Hospital COPs ..............................  7.00     03/01/22      538,740
    2,000   Orange County Health Facilities Authority, Florida, Adventist
             Health/Sunbelt Obligated Group Ser 1995 (AMBAC) ................  5.25     11/15/20    1,867,780
    1,000   Maryland Health & Higher Educational Facilities Authority,
             Kernan Hospital Ser 1994 (Connie Lee) ..........................  6.10     07/01/24    1,009,390
    1,300   New Hampshire Higher Educational & Health Facilities Authority,
             St Joseph Hospital Ser 1994 (Connie Lee) .......................  6.35     01/01/07    1,369,368

                      SEE NOTES TO FINANCIAL STATEMENTS

                                   36

DEAN WITTER NATIONAL MUNICIPAL TRUST
PORTFOLIO OF INVESTMENTS September 30, 1996, continued

 PRINCIPAL
 AMOUNT IN                                                                    COUPON    MATURITY
 THOUSANDS                                                                     RATE       DATE        VALUE
--------------------------------------------------------------------------------------------------------------
   $2,000   University of North Carolina, Hospitals at Chapel Hill Ser 1996    5.25 %   02/15/19   $1,874,860
    3,000   Jackson, Tennessee, Jackson-Madison County General Hospital
             Refg & Impr Ser 1995 (AMBAC) ...................................  5.625    04/01/15    2,960,970
-----------                                                                                       ------------
   11,265                                                                                          11,168,382
-----------                                                                                       ------------
            Industrial Development/Pollution Control Revenue (4.5%)
    1,500   Hawaii Department of Budget & Finance, Hawaiian Electric Co
             Ser 1995 A (AMT)(MBIA) .........................................  6.60     01/01/25    1,604,775
    2,000   New York State Energy Research & Development Authority,
             New York State Electric & Gas Corp 1987 Ser A (AMT)(MBIA) ......  6.15     07/01/26    2,024,880
-----------                                                                                       ------------
    3,500                                                                                           3,629,655
-----------                                                                                       ------------
            Mortgage Revenue -Multi-Family (1.9%)
      500   Honolulu, Hawaii, Waipahu Towers GNMA Collateralized 1995 Ser A
             (AMT) ..........................................................  6.90     06/20/35      527,055
    1,000   Massachusetts Housing Finance Agency, Rental 1994 Ser A
             (AMT)(AMBAC) ...................................................  6.65     07/01/19    1,032,440
-----------                                                                                       ------------
    1,500                                                                                           1,559,495
-----------                                                                                       ------------
            Mortgage Revenue -Single Family (4.8%)
    2,000   Alaska Housing Finance Corporation, Governmental 1995 Ser A
             (MBIA) .........................................................  5.875    12/01/24    1,982,120
    1,000   Tennessee Housing Development Agency, Finance 1994 Ser B (AMT) ..  6.55     07/01/19    1,025,210
      900   Utah Housing Finance Agency, Federally Insured/Guaranteed Loans
             1994 Issue E (AMT) .............................................  6.50     07/01/26      921,411
-----------                                                                                       ------------
    3,900                                                                                           3,928,741
-----------                                                                                       ------------
            Public Facilities Revenue (3.7%)
            North City West School Facilities Financing Authority,
             California,
    1,000    Community Facs Dist #1 Special Tax Ser 1995 B (FSA) ............  5.75     09/01/15      996,520
    2,000    Community Facs Dist #1 Special Tax Ser 1995 B (FSA) ............  6.00     09/01/19    2,025,380
-----------                                                                                       ------------
    3,000                                                                                           3,021,900
-----------                                                                                       ------------
            Transportation Facilities Revenue (14.3%)
    2,000   Dade County, Florida, Seaport Refg Ser 1996 (MBIA) ..............  5.125    10/01/16    1,870,580
    1,000   Lee County, Florida, Ser 1995 (MBIA) ............................  5.75     10/01/22      998,660
      850   Regional Transportation Authority, Illinois, Ser 1994 A .........  6.25     06/01/15      890,740
    1,000   Kentucky Turnpike Authority, Economic Development Road
             Revitalization Refg Ser 1995 (AMBAC) ...........................  5.625    07/01/15    1,000,300
    2,500   Maine Turnpike Authority, Ser 1994 (MBIA) .......................  6.00     07/01/18    2,549,625
    1,000   New York State Thruway, Authority General 1995 Ser C (FGIC) .....  6.00     01/01/25    1,015,190
    1,500   Port Authority of New York & New Jersey, Cons One Hundredth Ser
             Second Installment + ...........................................  5.75     12/15/20    1,486,305
    2,000   Texas Turnpike Authority, Dallas North Tollway Refg Ser (FGIC) ..  5.25     01/01/23    1,875,440
-----------                                                                                       ------------
   11,850                                                                                          11,686,840
-----------                                                                                       ------------

                      SEE NOTES TO FINANCIAL STATEMENTS

                                   37

DEAN WITTER NATIONAL MUNICIPAL TRUST
PORTFOLIO OF INVESTMENTS September 30, 1996, continued

 PRINCIPAL
 AMOUNT IN                                                                    COUPON    MATURITY
 THOUSANDS                                                                     RATE       DATE        VALUE
--------------------------------------------------------------------------------------------------------------
            Water & Sewer Revenue (11.8%)
   $1,000   Birmingham Waterworks & Sewer Board, Alabama, Ser 1993-A  .......  6.00 %   01/01/20   $1,016,800
    1,000   Castaic Lake Water Agency, California, Refg Ser 1994 A COPs
             (MBIA) .........................................................  6.00     08/01/18    1,013,240
    1,000   Dade County, Florida, Water & Sewer Ser 1995 (FGIC)  ............  5.50     10/01/15      980,380
    1,000   Chicago, Illinois, Wastewater Ser 1994 (MBIA) ...................  6.375    01/01/24    1,052,550
    2,000   Massachusetts Water Resources Authority, 1992 Ser A .............  6.50     07/15/07    2,205,520
    2,000   Asheville, North Carolina, Water Ser 1996 (FGIC)(WI) ............  5.70     08/01/25    1,988,620
    1,250   Philadelphia, Pennsylvania, Water & Wastewater Ser 1995 (MBIA) ..  6.25     08/01/11    1,346,763
-----------                                                                                       ------------
    9,250                                                                                           9,603,873
-----------                                                                                       ------------
            Other Revenue (3.8%)
    2,000   Mashantucket (Western) Pequot Tribe, Connecticut, Special 1996
             Ser A (a)(WI)  .................................................  6.50     09/01/05    2,044,620
    1,000   New Jersey Economic Development Authority, Market Transition Sr
             Lien Ser 1994 A (MBIA) .........................................  5.875    07/01/11    1,022,610
-----------                                                                                       ------------
    3,000                                                                                           3,067,230
-----------                                                                                       ------------
            Refunded (2.1%)
      500   Glendale Industrial Development Authority, Arizona, Thunderbird
             - The American Graduate School of International Management Ser
             1994 (Connie Lee) ..............................................  7.125    07/01/05++    576,230
    1,000   Essex County Improvement Authority, New Jersey, County Jail &
             Youth House Ser 1994 (AMBAC) ...................................  6.90     12/01/04++  1,146,700
-----------                                                                                       ------------
    1,500                                                                                           1,722,930
-----------                                                                                       ------------
   77,190   TOTAL MUNICIPAL BONDS (Identified Cost $72,847,380)  ................................. 75,367,693
-----------                                                                                       ------------
            SHORT-TERM MUNICIPAL OBLIGATIONS (10.5%)
    3,100   Valdez, Alaska, Marine Terminal Exxon Pipeline Co 1993 Ser C
             (Demand 10/01/96) ..............................................  3.70 *   12/01/33    3,100,000
    2,600   Philadelphia Hospitals & Higher Education Facilities Authority,
             Pennsylvania, Children's Hospital of Philadelphia 1996 Ser A
             (Demand 10/01/96) ..............................................  4.00 *   03/01/27    2,600,000
    2,900   Metropolitan Nashville Airport Authority, Tennessee, American
             Airlines Inc Refg Ser 1995 A (Demand 10/01/96) .................  3.90 *   10/01/12    2,900,000
-----------                                                                                       ------------
    8,600   TOTAL SHORT-TERM MUNICIPAL OBLIGATIONS (Identified Cost $8,600,000)  .................  8,600,000
-----------                                                                                       ------------

 $85,790  TOTAL INVESTMENTS (Identified Cost $81,447,380) (b)  .........................  102.9%   83,967,693
=========
          LIABILITIES IN EXCESS OF CASH AND OTHER ASSETS  ..............................   (2.9)   (2,351,488)
                                                                                       -------- -------------
          NET ASSETS  ..................................................................  100.0%  $81,616,205
                                                                                       ======== =============

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST
PORTFOLIO OF INVESTMENTS September 30, 1996, continued

------------
AMT      Alternative Minimum Tax.
COPs     Certificates of Participation.
WI       Security purchased on a when issued basis.
+        Joint exemption in New York and New Jersey.
++       Prerefunded to call date shown.
*        Current coupon of variable rate security.
(a)      Resale is restricted to qualified institutional investors.
(b)      Cost is the same for federal income tax purposes.

Bond Insurance:
AMBAC       AMBAC Indemnity Corporation.
Connie Lee  Connie Lee Insurance Company.
FGIC        Financial Guaranty Insurance Company.
FSA         Financial Security Assurance Inc.
MBIA        Municipal Bond Investors Assurance Corporation.

                      Geographic Summary of Investments
               Based on Market Value as a Percent of Net Assets
                              September 30, 1996

Alabama..........     3.1%
Alaska...........    11.3
Arizona..........     0.7
California.......     8.1
Connecticut......     2.5
Florida..........     7.0
Georgia..........     1.9
Hawaii...........     4.5%
Illinois.........     5.8
Kentucky.........     1.2
Maine............     3.1
Maryland.........     1.2
Massachusetts ...     6.6
New Hampshire ...     1.7
New Jersey.......     7.0%
New York.........     8.2
North Carolina ..     4.8
Ohio.............     1.2
Pennsylvania.....     5.2
Puerto Rico......     1.8
Tennessee........     8.4
Texas............     3.6%
Utah ............     3.3
Washington.......     2.5
Joint
 Exemptions......    (1.8)
                 ---------
Total............   102.9%
                 =========

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST
FINANCIAL STATEMENTS

STATEMENT OF ASSETS AND LIABILITIES
September 30, 1996

ASSETS:
Investments in securities, at value
 (identified cost $81,447,380)..............  $83,967,693
Cash........................................      350,356
Receivable for:
  Interest..................................    1,126,539
  Shares of beneficial interest sold .......      241,456
Deferred organizational expenses............       78,955
Receivable from affiliate...................       10,951
Prepaid expenses............................       19,323
                                            -------------
  TOTAL ASSETS..............................   85,795,273
                                            -------------
LIABILITIES:
Payable for:
  Investments purchased.....................    4,032,643
  Plan of distribution fee..................       40,917
  Dividends to shareholders.................       39,805
  Investment management fee.................       15,286
  Shares of beneficial interest
 repurchased................................        2,118
Accrued expenses ...........................       48,299
                                            -------------
  TOTAL LIABILITIES.........................    4,179,068
                                            -------------
NET ASSETS:
Paid-in-capital.............................   79,147,068
Net unrealized appreciation ................    2,520,313
Accumulated undistributed net investment
 income.....................................        2,992
Accumulated net realized loss...............      (54,168)
                                            -------------
  NET ASSETS................................  $81,616,205
                                            =============
NET ASSET VALUE PER SHARE,
 7,772,649 shares outstanding (unlimited
 shares authorized of $.01 par value) ......  $     10.50
                                            =============

STATEMENT OF OPERATIONS
For the year ended September 30, 1996

NET INVESTMENT INCOME:
INTEREST INCOME ........................  $4,386,918
                                        ------------
EXPENSES
Plan of distribution fee................     452,823
Investment management fee...............     269,889
Professional fees ......................      49,943
Shareholder reports and notices ........      33,248
Transfer agent fees and expenses .......      32,563
Organizational expenses ................      28,158
Registration fees ......................      26,027
Trustees' fees and expenses.............      10,808
Custodian fees..........................       4,197
Other...................................      11,603
                                        ------------
  TOTAL EXPENSES BEFORE EXPENSE OFFSET
  AND AMOUNTS REIMBURSED/WAIVED.........     919,259
  LESS: AMOUNTS REIMBURSED/WAIVED ......    (165,054)
  LESS: EXPENSE OFFSET .................      (4,149)
                                        ------------
  TOTAL EXPENSES AFTER EXPENSE OFFSET
  AND AMOUNTS REIMBURSED/WAIVED.........     750,056
                                        ------------
  NET INVESTMENT INCOME.................   3,636,862
                                        ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS):
Net realized loss ......................     (54,168)
Net change in unrealized appreciation ..     432,258
                                        ------------
  NET GAIN..............................     378,090
                                        ------------
NET INCREASE............................  $4,014,952
                                        ============

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST
FINANCIAL STATEMENTS, continued

STATEMENT OF CHANGES IN NET ASSETS

                                                           FOR THE YEAR       FOR THE YEAR
                                                              ENDED              ENDED
                                                        SEPTEMBER 30, 1996 SEPTEMBER 30, 1995
------------------------------------------------------ ------------------ ------------------
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income .................................    $ 3,636,862        $ 2,229,414
Net realized gain (loss)...............................        (54,168)               776
Net change in unrealized appreciation/depreciation ....        432,258          2,452,914
                                                       ------------------ ------------------
  NET INCREASE.........................................      4,014,952          4,683,104
DIVIDENDS AND DISTRIBUTIONS FROM:
Net investment income..................................     (3,642,942)        (2,220,342)
Net realized gain......................................           (776)            --
                                                       ------------------ ------------------
  TOTAL................................................     (3,643,718)        (2,220,342)
Net increase from transactions in shares of beneficial
 interest..............................................     16,969,296         31,953,161
                                                       ------------------ ------------------
  TOTAL INCREASE.......................................     17,340,530         34,415,923
NET ASSETS:
Beginning of period....................................     64,275,675         29,859,752
                                                       ------------------ ------------------
  END OF PERIOD
  (Including undistributed net investment income of
  $2,992 and $9,072, respectively).....................    $81,616,205        $64,275,675
                                                       ================== ==================

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST
NOTES TO FINANCIAL STATEMENTS September 30, 1996

1. ORGANIZATION AND ACCOUNTING POLICIES

Dean Witter National Municipal Trust (the "Fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified, open-end management investment company. The Fund's investment objective is to provide a high level of current income which is exempt from federal income tax, consistent with the preservation of capital. The Fund was organized as a Massachusetts business trust on March 29, 1994 and commenced operations on June 2, 1994.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. The following is a summary of significant accounting policies:

A. VALUATION OF INVESTMENTS -- Portfolio securities are valued by an outside independent pricing service approved by the Trustees. The pricing service has informed the Fund that in valuing the portfolio securities, it uses both a computerized matrix of tax-exempt securities and evaluations by its staff, in each case based on information concerning market transactions and quotations from dealers which reflect the bid side of the market each day. The portfolio securities are thus valued by reference to a combination of transactions and quotations for the same or other securities believed to be comparable in quality, coupon, maturity, type of issue, call provisions, trading characteristics and other features deemed to be relevant. Short-term debt securities having a maturity date of more than sixty days at time of purchase are valued on a mark-to-market basis until sixty days prior to maturity and thereafter at amortized cost based on their value on the 61st day. Short-term debt securities having a maturity date of sixty days or less at the time of purchase are valued at amortized cost.

B. ACCOUNTING FOR INVESTMENTS -- Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses on security transactions are determined by the identified cost method. Discounts are accreted and premiums are amortized over the life of the respective securities. Interest income is accrued daily.

C. FEDERAL INCOME TAX STATUS -- It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable and nontaxable income to its shareholders. Accordingly, no federal income tax provision is required.

D. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS -- The Fund records dividends and distributions to its shareholders on the record date. The amount of dividends and distributions from net investment income

DEAN WITTER NATIONAL MUNICIPAL TRUST
NOTES TO FINANCIAL STATEMENTS September 30, 1996, continued

and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or distributions in excess of net realized capital gains. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.

E. ORGANIZATIONAL EXPENSES -- Dean Witter InterCapital Inc. (the "Investment Manager") paid the organizational expenses of the Fund in the amount of $148,017 which were reimbursed exclusive of $46,853 which was absorbed by the Investment Manager. Such expenses have been deferred and are being amortized on the straight-line method over a period not to exceed five years from the commencement of operations.

2. INVESTMENT MANAGEMENT AGREEMENT

Pursuant to an Investment Management Agreement, the Fund pays the Investment Manager a management fee, accrued daily and payable monthly, by applying the annual rate of 0.35% to the Fund's net assets determined as of the close of each business day.

Under the terms of the Agreement, in addition to managing the Fund's investments, the Investment Manager maintains certain of the Fund's books and records and furnishes, at its own expense, office space, facilities, equipment, clerical, bookkeeping and certain legal services and pays the salaries of all personnel, including officers of the Fund who are employees of the Investment Manager. The Investment Manager also bears the cost of telephone services, heat, light, power and other utilities provided to the Fund.

The Investment Manager had undertaken to assume all expenses (except for the plan of distribution fee and brokerage fees) and waive the compensation provided for in the Agreement until December 31, 1995. For the period January 1, 1996 through June 30, 1997, the Investment Manager will continue to waive the management fee and reimburse expenses (except for the plan of distribution fee and brokerage fees) to the extent they exceed 0.50% of daily net assets. At September 30, 1996, included in the Statement of Assets and Liabilities, is a receivable from the Investment Manager which represents expense reimbursements due to the Fund.

DEAN WITTER NATIONAL MUNICIPAL TRUST
NOTES TO FINANCIAL STATEMENTS September 30, 1996, continued

3. PLAN OF DISTRIBUTION

Shares of the Fund are distributed by Dean Witter Distributors Inc. (the "Distributor"), an affiliate of the Investment Manager. The Fund has adopted a Plan of Distribution (the "Plan") pursuant to Rule 12b-1 under the Act pursuant to which the Fund pays the Distributor compensation, accrued daily and payable monthly, at an annual rate of 0.60% of the lesser of: (a) the average daily aggregate gross sales of the Fund's shares since the Fund's inception (not including reinvestment of dividend or capital gains distributions) less the average daily aggregate net asset value of the Fund's shares redeemed since the Fund's inception upon which a contingent deferred sales charge has been imposed or upon which such charge has been waived; or
(b) the Fund's average daily net assets. Amounts paid under the Plan are paid to the Distributor to compensate it for the services provided and the expenses borne by it and others in the distribution of the Fund's shares, including the payment of commissions for sales of the Fund's shares and incentive compensation to, and expenses of, account executives of Dean Witter Reynolds Inc., an affiliate of the Investment Manager and Distributor, and other employees and selected broker-dealers who engage in or support distribution of the Fund's shares or who service shareholder accounts, including overhead and telephone expenses, printing and distribution of prospectuses and reports used in connection with the offering of the Fund's shares to other than current shareholders and preparation, printing and distribution of sales literature and advertising materials. In addition, the Distributor may be compensated under the Plan for its opportunity costs in advancing such amounts, which compensation would be in the form of a carrying charge on any unreimbursed expenses incurred by the Distributor.

Provided that the Plan continues in effect, any cumulative expenses incurred but not yet recovered may be recovered through future distribution fees from the Fund and contingent deferred sales charges from the Fund's shareholders.

Although there is no legal obligation for the Fund to pay expenses incurred in excess of payments made to the Distributor under the Plan and the proceeds of contingent deferred sales charges paid by investors upon redemption of shares, if for any reason the Plan is terminated, the Trustees will consider at that time the manner in which to treat such expenses. The Distributor has advised the Fund that such excess amounts, including carrying charges, totaled $2,185,656 at September 30, 1996.

The Distributor has informed the Fund that for the year ended September 30, 1996, it received approx-imately $176,000 in contingent deferred sales charges from certain redemptions of the Fund's shares.

DEAN WITTER NATIONAL MUNICIPAL TRUST
NOTES TO FINANCIAL STATEMENTS September 30, 1996, continued

4. SECURITY TRANSACTIONS AND TRANSACTIONS WITH AFFILIATES

The cost of purchases and proceeds from sales of portfolio securities, excluding short-term investments, for the year ended September 30, 1996 aggregated $25,614,487 and $9,690,374, respectively.

Dean Witter Trust Company, an affiliate of the Investment Manager and Distributor, is the Fund's transfer agent. At September 30, 1996, the Fund had transfer agent fees and expenses payable of approximately $2,900.

5. SHARES OF BENEFICIAL INTEREST

Transactions in shares of beneficial interest were as follows:

                                    FOR THE YEAR                 FOR THE YEAR
                                       ENDED                        ENDED
                                 SEPTEMBER 30, 1996           SEPTEMBER 30, 1995
                           ---------------------------- ----------------------------
                               SHARES         AMOUNT        SHARES         AMOUNT
                           ------------- -------------- ------------- --------------
Sold                          2,938,811    $ 31,065,314    4,055,681    $ 40,945,963
Reinvestment of dividends       198,921       2,094,383      129,694       1,316,413
                           ------------- -------------- ------------- --------------
                              3,137,732      33,159,697    4,185,375      42,262,376
Repurchased                  (1,548,482)    (16,190,401)  (1,026,786)    (10,309,215)
                           ------------- -------------- ------------- --------------
Net increase                  1,589,250    $ 16,969,296    3,158,589    $ 31,953,161
                           ============= ============== ============= ==============

6. FEDERAL INCOME TAX STATUS

Capital losses incurred after October 31 ("post-October losses") within the taxable year are deemed to arise on the first business day of the Fund's next taxable year. The Fund incurred and will elect to defer net capital losses of approximately $54,000 during fiscal 1996.

DEAN WITTER NATIONAL MUNICIPAL TRUST
FINANCIAL HIGHLIGHTS

Selected ratios and per share data for a share of beneficial interest outstanding throughout each period:

                                                                                      FOR THE PERIOD
                                                 FOR THE YEAR       FOR THE YEAR      JUNE 2, 1994*
                                                    ENDED              ENDED             THROUGH
                                              SEPTEMBER 30, 1996 SEPTEMBER 30, 1995 SEPTEMBER 30, 1994
-------------------------------------------- ------------------ ------------------ ------------------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period ........       $10.39             $ 9.87             $10.00
                                             ------------------ ------------------ ------------------
Net investment income........................         0.50               0.50               0.09
Net realized and unrealized gain (loss) .....         0.11               0.52              (0.13)
                                             ------------------ ------------------ ------------------
Total from investment operations.............         0.61               1.02              (0.04)
Less dividends from net investment income ...        (0.50)             (0.50)             (0.09)
                                             ------------------ ------------------ ------------------
Net asset value, end of period...............       $10.50             $10.39             $ 9.87
                                             ================== ================== ==================
TOTAL INVESTMENT RETURN+.....................         5.94%             10.54%             (0.46)%(1)
RATIOS TO AVERAGE NET ASSETS:
Expenses.....................................         0.97%(5)           0.60%(4)           0.60 %(2)(3)
Net investment income........................         4.72%(5)           4.93%(4)           3.07 %(2)(3)
SUPPLEMENTAL DATA:
Net asset value, end of period, in
 thousands ..................................      $81,616            $64,276            $29,860
Portfolio turnover rate......................           13%                 2%               --  ++%

------------
*      Commencement of operations.
+ Does not reflect the deduction of sales charge. Calculated based on the net asset value as of the last business day of the period.
++     Less than 0.5%.
(1)    Not annualized.
(2)    Annualized.
(3) If the Fund had borne all expenses that were assumed or waived by the Investment Manager, the above annualized expense and net investment income ratios would have been 2.08% and 1.59%, respectively.
(4) If the Fund had borne all expenses that were assumed or waived by the Investment Manager, the above annualized expense and net investment income ratios would have been 1.34% (which includes 0.01% gross up for custody cash credits) and 4.20%, respectively.
(5) If the Fund had borne all expenses that were reimbursed or waived by the Investment Manager, the above annualized expense and net investment income ratios would have been 1.19% (which includes 0.01% gross up for custody cash credits) and 4.50%, respectively.

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER NATIONAL MUNICIPAL TRUST
REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND TRUSTEES
OF DEAN WITTER NATIONAL MUNICIPAL TRUST

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dean Witter National Municipal Trust (the "Fund") at September 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the two years in the period then ended and for the period June 2, 1994 (commencement of operations) through September 30, 1994, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at September 30, 1996 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
1177 Avenue of the Americas
New York, New York 10036
November 8, 1996

-----------------------------------------------------------------------------
                     1996 FEDERAL TAX NOTICE (unaudited)

       During the year ended September 30, 1996, the Fund paid to shareholders $0.50 per share from net investment income. All of the Fund's dividends from net investment income were exempt interest dividends, excludable from gross income for Federal income tax purposes.
-----------------------------------------------------------------------------

APPENDIX

RATINGS OF INVESTMENTS
-----------------------------------------------------------------------------

Moody's Investors Service Inc. ("Moody's")

                            MUNICIPAL BOND RATINGS

Aaa     Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa      Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A       Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa     Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
        Bonds rated Aaa, Aa, A and Baa are considered investment grade bonds.

Ba      Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and therefore not well safeguarded during both good and bad times in the future. Uncertainty of position characterizes bonds in this class.

B       Bonds which are rated B generally lack characteristics of a desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa     Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca      Bonds which are rated Ca present obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C       Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

   Conditional Rating: Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These bonds are secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience,
(c) rentals which begin when facilities are completed or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

   Rating Refinements: Moody's may apply numerical modifiers, 1, 2, and 3 in each generic rating classification from Aa though B in its municipal bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and a modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

                            MUNICIPAL NOTE RATINGS

   Moody's ratings for state and municipal note and other short-term loans are designated Moody's Investment Grade (MIG). MIG 1 denotes best quality and means there is present strong protection from established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing. MIG 2 denotes high quality and means that margins of protection are ample although not as large as in MIG 1. MIG 3 denotes favorable quality and means that all security elements are accounted for but that the undeniable strength of the previous grades, MIG 1 and MIG 2, is lacking. MIG 4 denotes adequate quality and means that the protection commonly regarded as required of an investment security is present and that while the notes are not distinctly or predominantly speculative, there is specific risk.

                       VARIABLE RATE DEMAND OBLIGATIONS

   A short-term rating, in addition to the Bond or MIG ratings, designated VMIG may also be assigned to an issue having a demand feature. The assignment of the VMIG symbol reflects such characteristics as payment upon periodic demand rather than fixed maturity dates and payment relying on external liquidity. The VMIG rating criteria are identical to the MIG criteria discussed above.

                           COMMERCIAL PAPER RATINGS

   Moody's Commercial Paper ratings are opinions of the ability to repay punctually promissory obligations not having an original maturity in excess of nine months. These ratings apply to Municipal Commercial Paper as well as taxable Commercial Paper. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers: Prime-1, Prime-2, Prime-3.

   Issuers rated Prime-1 have a superior capacity for repayment of short-term promissory obligations. Issuers rated Prime-2 have a strong capacity for repayment of short-term promissory obligations; and Issuers rated Prime-3 have an acceptable capacity for repayment of short-term promissory obligations. Issuers rated Not Prime do not fall within any of the Prime rating categories.

STANDARD & POOR'S CORPORATION ("STANDARD & POOR'S")

                            MUNICIPAL BOND RATINGS

   A Standard & Poor's municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

   The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. The ratings are based, in varying degrees, on the following considerations: (1) likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation; (2) nature of and provisions of the obligation; and
(3) protection afforded by, and relative position of the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

   Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other reasons.

AAA     Debt rated "AAA" has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

AA      Debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the highest-rated issues only in small degree.

A       Debt rated "A" has a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher-rated categories.

BBB     Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than for debt in higher-rated categories.
        Bonds rated AAA, AA, A and BBB are considered investment grade bonds.

BB      Debt rated "BB" has less near-term vulnerability to default than other speculative grade debt. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which would lead to inadequate capacity or willingness to pay interest and repay principal.

B       Debt rated "B" has a greater vulnerability to default but presently has the capacity to meet interest payments and principal repayments. Adverse business, financial or economic conditions would likely impair capacity or willingness to pay interest and repay principal.

CCC     Debt rated "CCC" has a current identifiable vulnerability to default, and is dependent upon favorable business, financial and economic conditions to meet timely payments of interest and repayments of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal.

CC      The rating "CC" is typically applied to debt subordinated to senior debt which is assigned an actual or implied "CCC" rating.

C       The rating "C" is typically applied to debt subordinated to senior debt which is assigned an actual or implied "CCC-'' debt rating.

Cl      The rating "Cl" is reserved for income bonds on which no interest is being paid.

D       Debt rated "D" is in payment default. The 'D' rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

NR      Indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.
        Bonds rated "BB", "B", "CCC", "CC" and "C" are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. "BB" indicates the least degree of speculation and "C" the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

        Plus (+) or minus(-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major ratings categories.

        The foregoing ratings are sometimes followed by a "p" which indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood or risk of default upon failure of such completion.

                            MUNICIPAL NOTE RATINGS

   Commencing on July 27, 1984, Standard & Poor's instituted a new rating category with respect to certain municipal note issues with a maturity of less than three years. The new note ratings denote the following:

     SP-1 denotes a very strong or strong capacity to pay principal and interest. Issues determined to possess overwhelming safety characteristics are given a plus (+) designation (SP-1+).

     SP-2 denotes a satisfactory capacity to pay principal and interest.

     SP-3 denotes a speculative capacity to pay principal and interest.

                           COMMERCIAL PAPER RATINGS

   Standard and Poor's commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. The commercial paper rating is not a recommendation to purchase or sell a security. The ratings are based upon current information furnished by the issuer or obtained by S&P from other sources it considers reliable. The ratings may be changed, suspended, or withdrawn as a result of changes in or unavailability of such information. Ratings are graded into group categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Ratings are applicable to both taxable and tax-exempt commercial paper. The categories are as follows:

     Issues assigned A ratings are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designation 1, 2 and 3 to indicate the relative degree of safety.

     A-1 indicates that the degree of safety regarding timely payments is very strong.

     A-2 indicates capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as overwhelming as for issues designated "A-1".

     A-3 indicates a satisfactory capacity for timely payment. Obligations carrying this designation are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

                    DEAN WITTER TAX-EXEMPT SECURITIES TRUST


                                    PART C
                                 Other Information

ITEM 15. INDEMNIFICATION


   The response to this item is incorporated by reference to Item 27 of, and Exhibits 1 and 2 to, Post-Effective Amendment No. 20 to Registrant's Registration Statement on Form N-1A ("Post-Effective Amendment No. 20") as an amendment to Registrant's Registration Statement on Form N-1A (File Nos. 2-66268; 811-2979), filed on December 19, 1979 (the "Registration
Statement").

ITEM 16. EXHIBITS
(1)     (a) Declaration of Trust of the Registrant dated April 6, 1987
            (incorporated by reference to Exhibit 1 to Post-Effective Amendment No. 18, which was filed electronically pursuant to Regulation S-T on February 22, 1996 ("Post-Effective Amendment No. 18"))

        (b) Instrument Establishing and Designating Additional Classes (incorporated by reference to Exhibit 1 to Post-Effective Amendment No. 20)


(2) Amended and Restated Bylaws of Registrant dated as of October 25, 1996 (incorporated by reference to Exhibit 2 to Post-Effective Amendment No. 19, which was filed electronically pursuant to Regulation S-T on March 24, 1997 ("Post-Effective Amendment No. 19"))

(3)     Not Applicable

(4) Copy of Agreement and Plan of Reorganization (filed herewith as Exhibit A to the Proxy Statement and Prospectus)

(5)     Not Applicable

(6) Investment Management Agreement (incorporated by reference to Exhibit 5 to Post-Effective Amendment No. 20)

(7)     (a) Distribution Agreement between Registrant and Dean Witter
            Distributors Inc. (incorporated by reference to Exhibit 6 to Post-Effective Amendment No. 20)

        (b) Multiple-Class Distribution Agreement between the Registrant and Dean Witter Distributors Inc. (incorporated by reference to
            Exhibit 6 to Post-Effective Amendment No. 20)

        (c) Form of Selected Dealers Agreement (incorporated by reference to
            Exhibit 6(b) to Post-Effective Amendment No. 18)

        (d) Form of Selected Dealers Agreement (incorporated by reference to
            Exhibit 6(c) Post-Effective Amendment No. 18)

(8)     Not Applicable

(9)     (a) Custody Agreement dated September 20, 1991 (incorporated by reference to Exhibit 8 to Post-Effective Amendment No. 18)

        (b) Amendment to the Custody Agreement dated April 17, 1996 (incorporated by reference to Exhibit 8 to Post-Effective Amendment No. 19)

        (c) Amended and Restated Transfer Agency and Services Agreement between Registrant and Dean Witter Trust Company (incorporated by reference to Exhibit 8 to Post-Effective Amendment No. 16 to the Registration Statement, which was filed electronically pursuant to Regulation S-T on February 24, 1994 ("Post-Effective Amendment No. 16")

(10)    (a) Plan of Distribution pursuant to Rule 12b-1, dated July 28, 1997
            (incorporated by reference to Exhibit 15 to Post-Effective Amendment No. 20)

        (b) Dean Witter Funds Multiple Class Plan pursuant to Rule 18f-3 (incorporated by reference to Exhibit 18 to Post-Effective Amendment No. 20)

(11) (a) Opinion and consent of Gordon Altman Butowsky Weitzen Shalov & Wein (incorporated by reference to the Registrant's Registration Statement filed on Form N-14 on July 3, 1997)
        (b) Opinion and consent of Lane Altman & Owens (incorporated by reference to the Registrant's Registration Statement filed on Form N-14 on July 3, 1997)

(12) Opinion and consent of Gordon Altman Butowsky Weitzen Shalov & Wein regarding tax matters (incorporated by reference to the Registrant's Registration Statement filed on Form N-14 on July 3, 1997)

(13) Form of Services Agreement between Dean Witter InterCapital Inc. and Dean Witter Services Company Inc. (incorporated by reference to
        Exhibit 9 to Post-Effective Amendment No. 16)

(14)    Consent of Independent Accountants

(15)    Not Applicable

(16) Powers of Attorney (incorporated by reference to the Registrant's Registration Statement filed on Form N-14 on July 3, 1997)

(17) (a) Registrant's Rule 24f-2 Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, for its fiscal year ended December 31, 1996 (incorporated by reference to Form 24f-2 filed with the Securities and Exchange Commission on February 5, 1997)

        (b) Form of Proxy (incorporated by reference to the Registrant's Registration Statement filed on Form N-14 on July 3, 1997)

ITEM 17. UNDERTAKINGS

   1. The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of the prospectus which is a part of this registration statement on Form N-14 by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   2. The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to this registration statement on Form N-14 and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York and the State of New York on the 28th day of July 1997.


                                      DEAN WITTER TAX-EXEMPT SECURITIES TRUST



                                      By: /s/ Barry Fink
                                          Vice President and Secretary


   Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



             SIGNATURE                               TITLE                        DATE
             ---------                               -----                        ----
1.Principal Executive Officer
  /s/ Charles A. Fiumefreddo       President, Chief Executive Officer,     July 28, 1997
                                   Trustee and Chairman

2.Principal Financial Officer
  /s/ Thomas F. Caloia             Treasurer and Principal                 July 28, 1997
                                   Accounting Officer

3.Majority of Trustees

  Michael Bozic                    Trustee

  Edwin J. Garn*                   Trustee                                 July 28, 1997

  John R. Haire*                   Trustee                                 July 28, 1997

  Manuel H. Johnson*               Trustee                                 July 28, 1997

  Michael E. Nugent*               Trustee                                 July 28, 1997

  John L. Schroeder*               Trustee                                 July 28, 1997

  Charles A. Fiumefreddo*          Trustee                                 July 28, 1997

  Philip J. Purcell                Trustee



*By: /s/ Stuart M. Strauss, Esq.
         Attorney-in-fact

Dated: July 28, 1997

                                 EXHIBIT INDEX




EXHIBIT                                                               PAGE
NUMBER                                                    EXHIBIT    NUMBER
-----------                                             ----------- ---------

 (14)     CONSENT OF INDEPENDENT ACCOUNTANTS












                                      I-1